Confidential Draft No. 6 as confidentially submitted to the U.S. Securities and
Exchange Commission on December 22, 2023

Registration No.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________________

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

__________________________________________

QQJ INC.
(Exact name of registrant as specified in its charter)

__________________________________________

Cayman Islands	7389	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Building 1, Huarui Center,
1027 Jianshe Road
Xiaoshan District, Hangzhou, 311215
People’s Republic of China
+86 571-82951820

__________________________________________

Henry He
132-36 Pople ave. #4F
Flushing, NY 11355
(646) 338-8518

__________________________________________

With a Copy to:

Fang Liu, Esq. VCL Law LLP 1945 Old Gallows Road Suite 260 Vienna, VA 22182 (703) 919-7285	William S. Rosenstadt, Esq. Jason “Mengyi” Ye, Esq. Yarona L. Yieh, Esq. Ortoli Rosenstadt LLP 366 Madison Avenue, 3rd Floor New York, NY 10017 (212) 588-0022

__________________________________________

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We will not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED [            ], 2023

[   ] Ordinary Shares

QQJ INC.

This is the initial public offering of our ordinary shares. We are offering on a firm commitment basis, [            ] ordinary shares, par value $0.00001 per share (the “Ordinary Shares”). Prior to this offering, there has been no public market for the Ordinary Shares. We expect the initial public offering price will be in the range of $[            ] and $[            ] per Ordinary Share. We have reserved the symbol “QQJ” for purpose of listing our Ordinary Shares on the Nasdaq Capital Market (the “Nasdaq”) and have applied to list the Ordinary Shares on the Nasdaq under the symbol “QQJ.”

Unless otherwise stated, as used in this prospectus, the terms “QQJ,” “we,” “us,” “our Company,” and the “Company” refer to QQJ Inc., an exempted company with limited liability incorporated under the laws of Cayman Islands; the terms “WFOE,” or “our PRC subsidiary” refer to Renmi E-commerce (Hangzhou) Co., Ltd., a limited liability company organized under the laws of the PRC and our indirect wholly owned subsidiary; the term “VIE” and “QQJ Network” refers to QQJ Network Technology Co., Ltd., a limited liability company organized under the laws of the PRC.

Investing in our Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 28 to read about factors you should consider before buying our Ordinary Shares.

We are an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations, our operations were conducted in China by our subsidiaries and through contractual arrangements, which also known as VIE Agreements, with QQJ Network. Neither we, QQJ Hong Kong, nor WFOE own any equity interests in the VIE.

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We are an “emerging growth company” as defined under the federal securities laws and will be subject to reduced public company reporting requirements. Please read the disclosures beginning on page 20 of this prospectus for more information.

Furthermore, we are, and following the completion of this offering, will continue to be a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Hao Jiang, our Chairman and Mr. Chuanyong Zhang, our Chief Executive Officer, will beneficially own [  ]% of our then issued and outstanding Ordinary Shares and will be able to exercise [  ]% of our total voting power, assuming no exercise of underwriters’ over-allotment option. Therefore, we may elect not to comply with certain corporate governance requirements of the Nasdaq Stock Market. Currently, we do not plan to utilize the “controlled company” exemptions with respect to our corporate governance practice after we complete this offering. Please read the disclosures beginning on page 20 of this prospectus for more information.

	Per Share	Total(3)
Public offering price(1)	$	$
Underwriter discount(2)	$	$
Proceeds to us, before expenses(3)	$	$

____________

(1)       Initial public offering price per Ordinary Share is assumed as US$           per share, which is the midpoint of the range set forth on the cover page of this prospectus. The table above assumes that the underwriter does not exercise its over-allotment option. For more information, see “Underwriting” in this prospectus.

(2)       We have agreed to pay Network 1 Financial Securities, Inc., the representative of the underwriters (the “Representative”), a discount equal to seven percent (7.0%) of the public offering price in this offering. We have also agreed to pay the Representative a non-accountable expense allowance equal to one percent (1.0%) of the actual amount of the offering. In addition, we will issue to the Representative warrants to purchase in the aggregate the number of Ordinary Shares equal to ten percent (10%) of the total number of Ordinary Shares sold in this offering. The registration statement of which this prospectus forms a part also registers the issuance of the Ordinary Shares issuable upon exercise of the representative’s warrants. See also “Underwriting” for a description of compensation and other items of value payable to the underwriters.

(3)       We expect our total cash expenses for this offering (including cash expenses payable to our underwriters for their out-of-pocket expenses) to be approximately $[    ], exclusive of the above commissions. In addition, we will pay additional items of value in connection of this offering that are viewed by the Financial Industry Regulatory Authority, or FINRA, as underwriting compensation. These payments will further reduce proceeds available to us before expenses. See “Underwriting.”

The underwriters expects to deliver the Ordinary Shares to purchasers in the offering on or about             , 2024.

This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all the shares if any such shares are taken. We agree to grant the underwriters an option for a period of 45 days after the closing of this offering to purchase up to 15% of the total number of our Ordinary Shares to be offered by us pursuant to this offering (excluding shares subject to this option), solely for the purpose of covering over-allotments, at the initial public offering price less the underwriting discount. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable will be $[  ] and the total proceeds to us, after underwriting discounts and commissions but before offering expenses, will be approximately $[  ]. If we complete this offering, net proceeds will be delivered to our company on the closing date.

Neither the U.S. Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

NETWORK 1 FINANCIAL SECURITIES, INC.

[    ], 2024

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This is an offering of the Ordinary Shares of the offshore holding company in Cayman Islands, instead of shares of the VIE in China, therefore, you will not directly hold equity interests in the VIE. Under the VIE Agreements, WFOE is entitled to collect a service fee that is equal to 100% of the net income of the VIE, and WFOE has the power to direct the activities of the VIE that can significantly impact the VIE’s economic performance and is obligated to absorb losses of the VIE, which makes us, through our direct ownership of 100% of the equity in WFOE, the primary beneficiary to receive the economic benefits of the VIE’s business operation for accounting purposes. Because our economic interest in the VIE is more than insignificant exposure to potential losses of or benefits from it, and we have power over the most significant economic activities of the VIE, we have consolidated the financial results of the VIE in our consolidated financial statements under generally accepted accounting principles in the U.S. (“U.S. GAAP”). However, the economic interest in and the power over the VIE are based on contractual agreements and are not equivalent to equity ownership in the business of the VIE, and the structure involves unique risks to investors. Moreover, as of the date of this prospectus, the VIE Agreements have not been tested in a court of law. The VIE structure provides contractual exposure to foreign investment in China-based companies. As a result of our use of the VIE structure, you may never directly hold equity interests in the VIE. As a result of our direct ownership in the WFOE and the VIE Agreements, the WFOE is regarded as the primary beneficiary of the VIE for accounting purposes.

Because we do not hold equity interests in the VIE, we are subject to risks due to uncertainty of the interpretation and the application of the laws and regulations of the People’s Republic of China (the “PRC”), including but not limited to limitation on foreign ownership of internet technology companies, regulatory review of oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the VIE Agreements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard that could disallow the VIE structure, which would likely result in a material change in our operations and the value of Ordinary Shares may depreciate significantly or become worthless.

The VIE Agreements may not be effective in providing control over the VIE. We may also subject to sanctions imposed by PRC regulatory agencies including Chinese Securities Regulatory Commission (the “CSRC”) if we fail to comply with their rules and regulations. See “Risk Factors — Risks Relating to Our Corporate Structure,” “Risk Factors — Risks Relating to Doing Business in the PRC” and “Risk Factors — Risks Relating to This Offering and Our Ordinary Shares” for more information.

We are subject to certain legal and operational risks associated with having the majority of our operations in China. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and as a result these risks may result in material changes in the operations of the VIE, significant depreciation or a complete loss of the value of our Ordinary Shares, or a complete hindrance of our ability to offer, or continue to offer, our securities to investors. Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As of the date of this prospectus, we, our PRC subsidiary, and the VIE have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction. As confirmed by our PRC counsel, Jincheng Tongda & Neal Law Firm (“JT&N”), as of the date of this prospectus, we are not subject to cybersecurity review with the Cyberspace Administration of China (the “CAC”) when the Cybersecurity Review Measures became effective on February 15, 2022, since we currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to a mandatory cybersecurity review under the Cybersecurity Review Measures. We are also not subject to network data security review by the CAC if the Draft Regulations on the Network Data Security Administration (Draft for Comments) (the “Security Administration Draft”) are enacted as proposed, since we currently do not have over one million users’ personal information and do not collect data that affects or may affect national security and we do not anticipate that we will be collecting over one million users’ personal information or data that affects or may affect national security in the foreseeable future, which we understand might otherwise subject us to network security review as specified under the Security Administration Draft. See “Risk Factors — Risks Relating to Doing Business in the PRC — In light of recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, we are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our listing on Nasdaq, financial condition, results of operations, and the offering.”

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Administrative Measures”) and five supporting guidelines, which came into effect on March 31, 2023. According to the Administrative Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedures with the CSRC and report relevant information. Our submission of a listing application will fall into the scope of overseas offering and listing provisions in the Administration Measures. Based on the foregoing, we are required to file with the CSRC in accordance with the Administrative Measures and complete the filing before the overseas issuance and listing. As of the date of this prospectus, we are in the process of preparing a report and other required materials in connection with the CSRC filing, which will be submitted to the CSRC in due course. We expect to submit any additional materials as subsequently requested by and/or respond to questions from the CSRC on a timely basis as they occur, and expect to obtain CRSC’s notification of completion of such filing prior to our proposed initial public offering and listing on the Nasdaq. However, if we fail to comply with such filing requirements, the CSRC may order us to rectify such non-compliance, issue a warning, and impose a fine of not less than RMB1 million and not more than RMB10 million. These risks could completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. See “Risk Factors — Risks Relating to Doing Business in the PRC — The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. Any actions by Chinese government, including any decision to intervene or influence our operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operation, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.”

On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China jointly issued the Provisions on Strengthening the Confidentiality and Archive Management Work Relating to the Overseas Securities Offering and Listing (the “Confidentiality Provisions”), which came into effect on March 31, 2023 with the Administrative Measures. The Confidentiality Provisions require that, among other things, (a) a domestic company that plans to, either directly or through its overseas listed entity,

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publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. We believe that this offering does not involve leaking any state secret and working secret of government agencies, or harming national security and public interest. Any failure or perceived failure by the company or its PRC subsidiary to comply with the above confidentiality and archives administration requirements under the Confidentiality Provisions, and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

As of the date of this prospectus, we, our PRC subsidiary, and the VIE have not received any inquiry, notice, warning, or sanctions regarding our planned overseas listing from the CSRC or any other PRC governmental authorities. Since these laws and regulations are newly published, however, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries and VIE, our ability to accept foreign investments, and our listing on an U.S. exchange. The Standing Committee of the National People’s Congress (the “SCNPC”) or PRC regulatory authorities may in the future promulgate laws, regulations, or implementing rules that require us, our subsidiaries, or the VIE to obtain regulatory approval from Chinese authorities before listing in the U.S. See “Risk Factors — Risks Relating to Doing Business in the PRC” for more information.

As of the date of this prospectus, our Company, our subsidiaries, and the VIE have not distributed any earnings or settled any amounts owed under the VIE Agreements. As a holding company, we may rely on dividends and other distributions on equity paid by our subsidiary in Hong Kong, QQJ Hong Kong, and the VIE, for our cash and financing requirements. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. In order for us to pay dividends to our shareholders, we will rely on payments made from the VIE to WFOE, pursuant to VIE Agreements between them, and the distribution of such payments to QQJ Hong Kong as dividends from WFOE. Certain payments from the VIE to WFOE are subject to PRC taxes, including business taxes and VAT. We intend to keep any future earnings to re-invest in and finance the expansion of our business, and we do not anticipate that any cash dividends will be paid, or any assets will be transferred in the foreseeable future. As of the date of this prospectus, neither we, QQJ Hong Kong, WFOE, the VIE, or the VIE’s subsidiaries have made any dividends, distributions, or transfer of cash or other assets among each other or to any shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will depend on receipt of funds from our PRC subsidiary and from the VIE to our PRC subsidiary in accordance with the VIE Agreements. We do not have any cash management policies or procedures that dictate how funds are transferred among us, QQJ Hong Kong, WFOE, and the VIE and its subsidiaries. See “Prospectus Summary — Transfers of Cash to and from the VIE and Subsidiaries.”

In addition, our Ordinary Shares may be delisted from a national exchange or prohibited from being traded over-the-counter under the Holding Foreign Companies Accountable Act (the “HFCAA”), if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditor for three consecutive years. On December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law. The Consolidated Appropriations Act contained, among other things, an identical provision to HFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. Our auditor, RBSM LLP, the independent registered public accounting firm of the Company, is headquartered in New York City, New York and has been inspected by the PCAOB on a regular basis. RBSM LLP was not subject to the determinations announced by the PCAOB on December 16, 2021. If trading in our ordinary shares is prohibited under the HFCAA in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, the Nasdaq Stock Market may determine to delist our Ordinary Shares. See “Risk Factors — Risks Relating to Doing Business in the PRC — The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq Stock Market, and the Accelerating Holding Foreign Companies Accountable Act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering, business operations, share price and reputation, and may ultimately cause our securities be delisted by a U.S. Securities Exchange or be prohibited from being traded over-the-counter.”

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About this Prospectus

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Other Pertinent Information

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

•        “we,” “us” or the “Company” in this prospectus refer to QQJ Inc., and its affiliated entities;

•        “China,” “mainland China,” or the “PRC” refer to the People’s Republic of China, excluding Taiwan for the purposes of this prospectus only;

•        “Consumers” are buyers who purchased products on our platform and are different from our “Customers”;

•        “Customers” are our suppliers who also pay service fees to us for connecting them with our members and consumers;

•        “GMV” refers to the total amount of goods sold on our platform by entities and individuals;

•        “Hemeihui” refers to Hemeihui E-Commerce Co., Ltd., a related party and a company incorporated under the laws of the PRC. Hemeihui is not part of QQJ Inc.’s organizational structure;

•        “Members” are users of our platform who registered as our members and are neither customers nor consumers;

•        “Ordinary Shares” refers to the ordinary shares of QQJ Inc., par value $0.00001 per share;

•        “Payment on Behalf Arrangement” refers to the arrangement between the Company and Hemeihui to help Hemeihui process cash payments to Hemeihui’s customers, consumers and sales agents on behalf of Hemeihui, which was subsequently terminated on September 30, 2022;

•        “PRC laws” or “PRC laws and regulations” refer to the laws and regulations of mainland China, for the purpose of this prospectus only;

•        “PBOC” refers to the People’s Bank of China;

•        “QQJ” refers to QQJ Inc. an exempted company with limited liability incorporated under the laws of Cayman Islands;

•        “QQJ BVI” refers to QQJ Inc., a BVI company, the Company’s 100% equity shareholder;

•        “QQJ Hong Kong” refers to the Company’s wholly owned subsidiary, QQJ Technology limited, a Hong Kong corporation;

•        “QQJ Network” refers to QQJ Network Technology Co., Ltd., a limited liability company organized under the laws of mainland China;

•        “Representative” refers to Network 1 Financial Securities, Inc., the representative of the underwriters;

•        “SEC” refers to the U.S. Securities and Exchange Commission;

•        “VIE” and “QQJ Network” refer to QQJ Network Technology Co., Ltd., a limited liability company organized under the laws of the PRC; and

•        “WFOE” or “Renmi E-commerce” refer to Renmi E-commerce (Hangzhou) Co., Ltd., a limited liability company organized under the laws of mainland China, which is wholly-owned by us through QQJ Technology Limited.

Our business is conducted via the VIE in the PRC, using RMB, or yuan, the currency of China. Our consolidated financial statements are presented in United States dollars. In this prospectus, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets.

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PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Ordinary Shares, discussed under “Risk Factors,” before deciding whether to buy our Ordinary Shares.

BUSINESS

Overview

We are an innovative e-commerce platform that builds an integrated ecosystem of business, shopping, entertainment, and social media for people aged 40 and older. Our Quanqiujia mobile platform is based on S2B2C model and was formally launched in June 2021. In S2B2C, we use a powerful data-driven supply chain platform to connect suppliers (“S”) with hundreds of thousands of businesses (“B”) that serve consumers (“C”). For S, our platform selects suppliers through vigorous screening process to offer products across a large variety of products. For B, we offer membership to mini businesses to sell the products to C and enable B to build up their e-commerce operation through our social shopping network. In the Measures for Classification of Large, Medium, Small and Mini Enterprises adopted in 2017, the National Bureau of Statistics defines mini enterprises (as applicable to our customers) as enterprises with less than 10 employees or annual revenue below RMB 1 million at the end of the latest fiscal year. For C, we offer attractive products with competitive price and features that address the needs of their age groups.

For the six months ended March 31, 2023 and 2022, our GMV was approximately $20.4 million and $33.1 million, respectively. For the same periods, we generated approximately $3.8 million and $6.7 million in revenue and incurred net income of approximately $0.2 million and $1.1 million, respectively. For the six months ended March 31, 2023, the number of total orders placed on our mobile platform was approximately 0.9 million, which averaged to approximately 4,830 daily orders. For the six months ended March 31, 2023, we linked 735 suppliers with which we entered into transactions. As of March 31, 2023, we reached to approximately 733,000 consumers, of which approximately 427,000 were Bs and 306,000 were Cs.

For the years ended September 30, 2022 and 2021, our GMV was $52.1 million and $34.3 million, respectively. For the same period, we generated $12.8 million and $3.8 million in revenue and incurred net income of $1.1 million and net loss of $0.6 million, respectively.

Our Strengths

We believe that the following strengths contribute to our success and differentiate us from our competitors:

•        Carefully selected product collections with a strong focus on quality control

•        Platform designed to appeal to a particular demographic group

•        Strong data analytics bringing brands closer to consumers

•        Experienced management team with extensive technology and operational background

Our Strategies

•        Expand product choices and offerings

•        Grow user base through marketing efforts

•        Optimize user experience through enhanced technology

Our Platform Based on S2B2C Model

We operate a fast-growing and highly engaging ecommerce platform based on S2B2C model. For the six months ended March 31, 2023, we linked 735 suppliers with which we entered into transactions. As of March 31, 2023, we reached to approximately 733,000 consumers, of which approximately 427,000 were Bs and 306,000 were Cs in

32 provincial regions in mainland China. For the six months ended March 31, 2023, our platform offers products in 22 categories with 114,008 stock keeping units, or SKU from third party suppliers. Our members, who are largely mini businesses, connect products with consumers to facilitate purchases. We cooperate with leading third-party online payment service providers in China, including WeChat Pay and Alipay, and enable our consumers to make payments for their purchases easily and efficiently. Upon a placement of purchase order on our platform and confirmation to an applicable supplier, the supplier will handle the fulfilment processes by selecting the most suitable third-party logistics service provider and arranging for the delivery of products to the consumers.

Quanqiujia Platform

We conduct our social e-commerce business primarily through our Quanqiujia app and mini programs available on major social platforms in China, including WeChat, Xiaohongshu and Douyin to promote our platform and products. Through these promotional channels, potential users can learn about our platform and visit our mobile apps. Similarly, our members can easily share the mini programs and link to the products with their family, friends and other social contacts who may be interested in buying products on our platform. The promotional interfaces visually aid the shopping experience on our platform and enable broad dissemination of product information on a large scale at low costs.

Our Product Offerings

We provide a comprehensive suite of products and services on our platform, including apparel, shoes, bags, mother and childcare products, food and beverage, groceries, electronic appliances, furniture and household goods, cosmetics and other personal care items, health and nutrition supplements, sports and fitness items, auto accessories, outdoor and travel products, pet supplies, books, and office supplies. From commencement of the business through March 31, 2023, QQJ Network’s aggregate GMV was $106.8 million with a few leading categories demonstrating significant GMV. For the six months ended March 31, 2023, GMV for nutrition supplements reached $6.4 million, GMV for virtual cards was $2.6 million, GMV for food was $2.5 million, GMV for shoes, bags, luggage and accessories was $1.6 million, and GMV for new health marketplace was $0.7 million. For the same period, our revenue and net income are $3.8 million and $0.2 million, respectively.

S-Our Suppliers

We offer third party merchandise and currently work with 735 suppliers who are our customers for the six months ended March 31, 2023. The suppliers pay platform service fees to list their products on our platform and are also our customers. Our experienced product procurement team understands consumer needs and preferences, and our big data capabilities enable us to better analyze market trends and understand consumer behavior. We use such knowledge and understanding in product selection and when working with our suppliers. This consumer-to-manufacturer (“C2M”) model allows us to source products in response to evolving consumer needs and preferences, and enable us to help our suppliers provide products better designed for end consumers and manage regional inventory storage.

For the six months ended March 31, 2023, three suppliers accounted for 19%, 18% and 15% of the Company’s total revenues, respectively. For the six months ended March 31, 2022, two suppliers accounted for 15% and 10% of the Company’s total revenues, respectively.

B-Our Members of Mini Businesses

We adopt curated commerce model to empower our members who are largely mini businesses, key opinion leaders (“KOL”) or key opinion consumers (“KOC”) to identify suppliers, connect to their private domain traffic and facilitate purchase with consumers.

Our members, as part of the sales channels, promote our products by sharing product links with friends or contacts through WeChat or other social media. To attract and maintain our relationship with our members, we award members, along with other sales channels, a portion of the purchase price we generated from consumers using the product links shared by them. In addition, members also get a portion of the purchase price if the new users browse our app and make any other purchases within a year. For the six months ended March 31, 2023 and 2022, we shared awards with our sales channels in the amount of approximately $0.6 million and $1.6 million, respectively. For the years ended September 30, 2022 and 2021, we shared awards with our sales channels in the amount of approximately $5.2 million and $1.6 million, respectively. The awards with our sales channels were charged to cost of revenues as occurred.

Furthermore, we act as personal shoppers and assist our members and their contacts to make purchase plans. We have accumulated comprehensive user sharing and purchase data, as well as purchase category and frequency data to further guide our members and consumers for their shopping choices.

C-Our Consumers

We serve a growing number of consumers in 32 provincial regions including Shanghai, Beijing, Zhejiang, Hubei, and Fujian. For the six months ended March 31, 2023, we linked 735 suppliers with which we entered into transactions. As of March 31, 2023, we reached to approximately 427,000 were Bs and 306,000 were Cs. We design our platform to be affordable and entertaining by providing relevant products to our consumers. For the six months ended March 31, 2023 and 2022, our GMV was $20.4 million and $33.1 million while our revenue are $3.8 million and $6.7 million, respectively. For the same period, our net income is $0.2 million and $1.1 million, respectively.

Our buyer traffic comes from the following channels:

•        Member Recommendations.    Our members share product links with friends or contacts through WeChat or other social media.

•        Offline Marketing.    We organize offline events for our target user groups to enhance brand recognition and expand our user base.

•        Online Advertising.    We use data analytics to target potential users and provide product links on their social media.

•        In-App Sales Promotion.    On the frontpage of our app, we offer flash sales, new user discount, team purchase and livestream shopping to attract new users.

Our History and Corporate Structure

We were incorporated in the Cayman Islands on July 29, 2021. QQJ Technology Limited, our wholly-owned subsidiary, was incorporated in Hong Kong on August 24, 2021. Renmi E-Commerce (Hangzhou) Co., Ltd. (“WFOE”), QQJ Technology Limited’s wholly owned subsidiary, was organized under PRC laws on October 13, 2021. The variable interest entity, QQJ Network Technology Co., Ltd., which we refer to as the VIE, was acquired by our beneficial shareholders Mr. Hao Jiang and Mr. Chuanyong Zhang from Ms. Zhengyun Xie and Ms. Xiaomei Zhang, two individual related parties, on April 15, 2021. Upon completion of the share transfer on April 15, 2021, Mr. Hao Jiang and Mr. Chuanyong Zhang hold 60% and 40% of the equity interest in QQJ Network, respectively.

•        In April 2021, QQJ Network acquired 100% of the equity interest in Shanghai Yaozhibo Culture Communication Co., Ltd from Hemeihui E-Commerce Co., Ltd., a related party, and it has become a wholly-owned subsidiary of QQJ Network since April 9, 2021.

•        In April 2021, QQJ Network acquired 100% of the equity interest in Hedi (Shanghai) Network Technology Co., Ltd from Ms. Tingting Jiang and Mr. Yangyang Cui, two individual related parties, and it has become a wholly-owned subsidiary of QQJ Network since April 9, 2021.

•        In September 2021, QQJ Network acquired 100% of the equity interest in Nanning Jiuzhibo Network Technology Co., Ltd from Shanghai Jiuyue Network Technology Co., Ltd, a related party, and it has become a wholly-owned subsidiary of QQJ Network since September 13, 2021.

•        Renmi (Hangzhou) Network Technology Co., Ltd, a wholly-owned subsidiary of QQJ Network, was incorporated on September 26, 2021 in Hangzhou City, Zhejiang Province, the PRC, pursuant to PRC laws.

•        In February 2022, QQJ Network acquired 100% of the equity interest in Qianyi (Hangzhou) Network Technology Co., Ltd from Hangzhou Guoao Holding (Group) Co., Ltd, formerly known as Guoao (Hangzhou) Enterprise Management Co., Ltd, an independent third party, and it has become a wholly-owned subsidiary of QQJ Network since February 18, 2022.

On December 7, 2021, the Company consummated a reorganization, pursuant to which, WFOE, QQJ Network and its shareholders entered into a series of contractual arrangements, also known as VIE agreements. Such agreements are described under “Prospectus Summary — Contractual Arrangements between WFOE and QQJ Network.

QQJ Inc. is a holding company with no business operation other than holding the shares in QQJ Hong Kong and QQJ Hong Kong is a pass-through entity with no business operation. WFOE is exclusively engaged in the business of managing the operation of QQJ Network pursuant to the contractual arrangements.

The VIE Structure

We are an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations, our operations were conducted in mainland China by our WFOE and through contractual arrangements, which also known as VIE Agreements, with QQJ Network and its shareholders. This is an offering of the Ordinary Shares of the offshore holding company in Cayman Islands. You are not investing in QQJ Network, the VIE. Neither we, QQJ Hong Kong, nor WFOE own any share in QQJ Network. Instead, we have power over and receive the economic benefits of QQJ Network’s business operation through a series of contractual arrangements, also known as VIE Agreements, dated December 7, 2021.

Our corporate structure as of the date of this prospectus is as follows:

QQJ INC.
Cayman Islands, 2021
"Company"
100%
QQJ Technology limited
HONG KONG, 2021
"QQJ Hong Kong"
offshore
100%
onshore
Renmi E-commerce (Hangzhou) Co., LTD
PRC, 2021
"WFOE"
Contractual arrangements
QQJ Network Technology Co., Ltd
PRC, 2017
"QQJ Network"
100%
Shanghai Yaozhibo Culture Communication Co., LTD
PRC, 2019
100%
Nanning Jiuzhibo Network Technology Co., LTD
PRC, 2021
100%
Hedi (Shanghai) Network Technology Co., LTD
PRC, 2020
100%
Renmi (Hangzhou) Network Technology Co., LTD
PRC, 2021
100%
Qianyi (Hangzhou) Network Technology Co., LTD
PRC, 2020

The VIE Agreements included: Exclusive Consulting Service Agreement, Equity Pledge Agreement, Exclusive Option Agreement, Powers of Attorney and the Spouse’s Consent. Under the VIE Agreements, WFOE is entitled to collect a service fee that is equal to 100% of the net income of the VIE, and WFOE has the power to direct the activities of the VIE that can significantly impact the VIE’s economic performance and is obligated to absorb losses, or the right to receive benefits from the VIE, which makes the WFOE the primary beneficiary of the VIE for accounting reporting purposes. Because our economic interest in the VIE is more than insignificant exposure to potential losses of or benefits from it, and we have power over the most significant economic activities of the VIE, we have consolidated the financial results of the VIE in our consolidated financial statements under U.S. GAAP. This VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the telecommunications sector. See “Prospectus Summary — Contractual Arrangements between WFOE and QQJ Network” for a summary of these VIE Agreements.

However, our economic interest in and the power over the VIE are based on contractual agreements and are not equivalent to equity ownership in the business of the VIE, and the structure involves unique risks to investors. Because we do not hold equity interests in the VIE, the VIE Agreements may not be as effective in providing control over QQJ Network as direct ownership. Also, the VIE Agreements have not been tested in a court of law, and we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of internet technology companies, regulatory review of oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the VIE Agreements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard that could disallow the VIE structure, which would likely result in a material change in our operations and the value of Ordinary Shares may depreciate significantly or become worthless.

We may also be subject to sanctions imposed by PRC regulatory agencies including the CSRC, if we fail to comply with their rules and regulations. See “Risk Factors — Risks Relating to Our Corporate Structure,” “Risk Factors — Risks Relating to Doing Business in the PRC” and “Risk Factors — Risks Relating to this Offering and Our Ordinary Shares” for more information.

We are subject to certain legal and operational risks associated with the VIE’s operations in mainland China. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and therefore, these risks may result in a material change in the VIE’s operations, significant depreciation of the value of our Ordinary Shares, or a complete hindrance of our ability to offer or continue to offer our securities to investors. In recent years, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. exchange. See “Risk Factors — Risks Relating to Doing Business in the PRC — PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably,” and “Risk Factors — Risks Relating to Doing Business in the PRC — The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. Any actions by Chinese government, including any decision to intervene or influence our operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operation, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless” for more information.

We cannot assure you that the PRC courts or regulatory authorities may not determine that our corporate structure and the VIE Agreements violate PRC laws, rules or regulations. If the PRC courts or regulatory authorities determine that our contractual arrangements are in violation of applicable PRC laws, rules or regulations, the VIE Agreements will become invalid or unenforceable, and QQJ Network will not be treated as a VIE and we will not be entitled to treat QQJ Network’s assets, revenue and results of operations as our assets, which could effectively eliminate the assets, revenue and net income of QQJ Network from our balance sheet, which would most likely require us to cease conducting our business and would result in the delisting of our Ordinary Shares from Nasdaq after this offering and a significant impairment in the market value of our Ordinary Shares. If the VIE structure is determined to be in violation of any existing or future PRC laws, rules or regulations, or if our WFOE or the VIE fails to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including: imposing fines on the WFOE or the VIE, revoking the business and operating licenses of WFOE or the VIE, discontinuing or restricting the operations of WFOE or the VIE; imposing conditions or requirements with which we, WFOE, or the VIE may not be able to comply; requiring us, WFOE, or the VIE to restructure the relevant ownership structure or operations which may significantly impair the rights of the holders of our Ordinary Shares; and restricting or prohibiting our use of the proceeds from our initial public offering to finance our business and operations in China.

Contractual Arrangements between WFOE and QQJ Network.

Due to mainland Chinese legal restrictions on foreign ownership in the value-added telecommunications sector, neither we, QQJ Hong Kong, nor WFOE owns any equity interest in QQJ Network. Instead, we have power over and receive the economic benefits of QQJ Network’s business operation through a series of contractual arrangements, also known as VIE agreements. As a result of our direct ownership in the WFOE and the contractual arrangements between WFOE, QQJ Network and its shareholders, the WFOE regarded as the primary beneficiary of QQJ Network for accounting reporting purposes. This is an offering of the Ordinary Shares of the offshore holding company in Cayman Islands. You are not investing in QQJ Network, the VIE.

WFOE, QQJ Network and its shareholders entered into a series of contractual arrangements, also known as VIE Agreements, on December 7, 2021. Under the VIE Agreements, WFOE is entitled to collect a service fee that is equal to 100% of the net income of the VIE, and WFOE has the power to direct the activities of the VIE that can significantly impact the VIE’s economic performance and is obligated to absorb losses, or the right to receive benefits from the VIE, which makes the WFOE the primary beneficiary of the VIE for accounting reporting purposes. Because our economic interest in the VIE is more than insignificant exposure to potential losses of or benefits from it, and we have power over the most significant economic activities of the VIE, we have consolidated the financial results of the VIE in our consolidated financial statements under U.S. GAAP.

However, the economic interest in and the power over the VIE are based on contractual agreements and are not equivalent to equity ownership in the business of the VIE, and the structure involves unique risks to investors. Because we do not hold equity interests in the VIE, the VIE Agreements may not be as effective in providing control over QQJ Network as direct ownership. Also, the VIE Agreements have not been tested in a court of law. The VIE structure has its inherent risks that may affect your investment, including less effectiveness and uncertainties than direct ownership and potential substantial costs to enforce the terms of the VIE Agreements. We, as a Cayman Islands holding company, may have difficulty in enforcing any rights we may have under the VIE Agreements with the VIE and its shareholders in mainland China because all of the VIE Agreements are governed by the PRC laws and provide for the resolution of disputes through arbitration in mainland China, where legal environment in the PRC is not as developed as in the United States. Furthermore, these VIE Agreements may not be enforceable in mainland China if PRC government authorities or courts take a view that such VIE Agreements contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these VIE Agreements, we may not be able to effectively direct QQJ Network’s activities, and our ability to conduct our business may be materially and adversely affected.

Each of the VIE Agreements is described in detail below:

Exclusive Consulting Service Agreement

Pursuant to the Exclusive Consulting Service Agreement between QQJ Network and WFOE, WFOE provides QQJ Network with technical support, consulting services and other services relating to its day-to-day business operations on an exclusive basis, utilizing its advantages in technology, business management and information. For services rendered to QQJ Network by WFOE under this agreement, WFOE is entitled to collect a service fee that is equal to 100% of the net income of QQJ Network and shall be paid on a monthly basis in accordance with the consulting service actually provided by WFOE. Both parties agree that, WFOE has the right, solely at its discretion, to determine the amount of the fees to be paid based on the services actually provided by WFOE in that month and the operation needs of QQJ Network.

The Exclusive Consulting Service Agreement shall remain in effect permanently unless it is terminated early (i) through mutual agreement by both parties, (ii) upon the occurrence of any statutory events which will prevent either party from continuing its operation, (iii) as provided by PRC laws and regulations or according to the requirements of relevant PRC authorities, or (iv) upon the completion of the transfer of all the equity interests and/or assets of QQJ Network to WFOE or its designee(s) in accordance with the Exclusive Option Agreement.

Equity Pledge Agreement

Under the Equity Pledge Agreement between WFOE, QQJ Network and its shareholders, which together holding 100% of the equity interests in QQJ Network (each a “Shareholder,” collectively, “Shareholders”), the Shareholders agree to pledge all of their equity interests in QQJ Network to WFOE to guarantee the performance of QQJ Network’s obligations under the Exclusive Consulting Service Agreement. Under the terms of this agreement, WFOE, as the pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged equity interests. The Shareholders also agree that upon occurrence of any event of default, as set forth in the Equity Pledge Agreement, WFOE is entitled to dispose the pledged equity interest in accordance with applicable PRC laws. The Shareholders further agree not to dispose any of the pledged equity interests or take any actions that would prejudice WFOE’s interest.

The Equity Pledge Agreement shall be effective until all payments due under the Exclusive Consulting Service Agreement have been paid by QQJ Network. WFOE shall cancel or terminate the pledge upon QQJ Network’s full payment of fees payable under the Exclusive Consulting Service Agreement, or upon the completion of transfer of equity interests under the Exclusive Option Agreement.

The purposes of the Equity Pledge Agreement are to (1) guarantee the performance of QQJ Network’s obligations under the Exclusive Consulting Service Agreement, (2) ensure the Shareholders do not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice WFOE’s interests without WFOE’s prior written consent, and (3) provide WFOE control over QQJ Network as the pledgee.

The Shareholders have completed the registration of equity interest pledge with relevant PRC authority.

Exclusive Option Agreement

Under the Exclusive Option Agreement, the Shareholders irrevocably granted WFOE (or its designee) an exclusive right to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, a portion or whole of the equity interests in QQJ Network held by the Shareholders. The purchase price shall be RMB1 or the minimum price as permitted by the PRC laws and regulations if such minimum price is higher than RMB1, adjustment to the purchase price may be made by both parties if appraisal is required by the PRC laws and regulations at the time that WFOE exercises its purchase option.

The Exclusive Option Agreement shall remain effective unless all the equity interests held by the Shareholders and/or all the assets of QQJ Network have been legally transferred to WFOE or its designee, and WFOE shall in any event be entitled to terminate this agreement by a thirty days prior written notice to QQJ Network and its shareholders.

Powers of Attorney

Under each Power of Attorney, each Shareholder authorizes WFOE to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders, including but not limited to: (a) the attendance of the shareholder’s meeting; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the PRC laws and the Articles of Association of QQJ Network, including but not limited to the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director and/or director, supervisor, general manager and other senior management members of QQJ Network.

Each of the Powers of Attorney shall be irrevocable and continuously valid from the date of its execution, and shall remain effective so long as the relevant Shareholder is a shareholder of QQJ Network.

The Exclusive Option Agreement, together with the Equity Pledge Agreement and the Powers of Attorney, enable WFOE to effectively direct QQJ Network’s activities.

Spouse’s Consent

The spouses of the Shareholders of QQJ Network have each signed a spousal consent letter, pursuant to which, the signing spouse unconditionally and irrevocably has agreed to the execution by his or her spouse of the above-mentioned Equity Pledge Agreement, Exclusive Option Agreement and Power of Attorney, and that his or her spouse may perform, amend or terminate such agreements without his or her consent. In addition, in the event that the spouse obtains any equity interest in QQJ Network held by his or her spouse for any reason, he or she agrees to be bound by and sign any legal documents substantially similar to the contractual arrangements entered into by his or her spouse, as may be amended from time to time.

Permission Required from the PRC Authorities for The VIE’s Operation and This Offering

Apart from their business licenses, the VIE and its subsidiaries are currently holding the following requisite licenses, approvals and registrations for their operations in mainland China:

Company Name	Scope of Business Operation	Governmental Permission Required	Expiration Date
QQJ Network Technology Co., LTD

Internet information service, online data processing and transaction processing (solely for e-commerce operation)

Information service (excluding internet information service)

Internet drug information service

		Value-Added Telecom Business License Multi-Reginal Value-Added Telecom Business License Internet Drug Information Service License	May. 21, 2021 – May. 21, 2026 May. 25, 2021 – May. 25, 2026 May. 10, 2021 – May. 9, 2026
Shanghai Yaozhibo Culture Communication Co., LTD	Producing and distributing radio and television programs Use the network to operate music entertainment products and animation products	Radio and Television Program Production and Operation License Network Culture Business License	Apr.1, 2023 – Mar. 31, 2025 July 17, 2023 – July 17, 2026
Nanning Jiuzhibo Network Technology Co. LTD

Producing and distributing radio and television programs

Use the network to operate music and entertainment products, network performance repertoire, animation products & network performances, engaged in network cultural products exhibition & competition activities

Online data processing and transaction processing (solely for e-commerce operation)

		Radio and Television Program Production Business License Network Culture Business License Value-Added Telecom Business License	May. 11, 2023 – May. 10, 2025 Jun. 17, 2021 – Jun. 16, 2024 Aug. 30, 2021 – Aug. 30, 2026
Hedi (Shanghai) Network Technology Co., LTD	Deal in food and liquor	Food Business License; Alcoholic Commodity Wholesale License	Jun. 22, 2021 – Jun. 21, 2026 Jul. 1, 2021 – Jun. 30, 2026

Company Name	Scope of Business Operation	Governmental Permission Required	Expiration Date
Renmi (Hangzhou) Network Technology Co., LTD	Information service (excluding internet information service) Internet information service, online data processing and transaction processing (solely for e-commerce operation) Food sales & operation

Multi-Reginal Value-Added Telecom Business License

Value-Added Telecom Business License

Food Business License;

Publication business license

Radio and Television Program Production Business License

Internet Drug Information Service License

Record-filing Certificate for Graded Security Protection of Information System

Registration Certificate of Third-Party Platform on Medical Device Transaction Service

Customs Registration of Consignees and Consignees of Import and Export Goods

Registration of Foreign Trade Operators

Dec. 10, 2021 – Dec. 10, 2026

Nov. 19, 2021 – Nov. 18, 2026

Oct. 22, 2021 – Oct. 21, 2026

Jan. 7, 2022 – Dec. 31, 2025

August 2, 2023 – March. 31, 2025

Feb. 28, 2022 – Feb. 27, 2027

Nov. 21, 2022 – Long
Term

Sep. 9, 2022 – Long
Term

Oct. 25, 2021 – Long
Term

Oct. 22, 2021 – Long
Term

The Chinese government promulgated a series of statements and actions to regulate business operations in China with limited advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structures, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts with respect to anti-monopoly enforcement.” For example, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law” (the “Opinions”), which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the need to strengthen the supervision over Chinese companies’ overseas listings. Moreover, the CAC promulgated the Cybersecurity Review Measures that became effective on February 15, 2022, which extends the scope of cybersecurity review to data processing operators engaging in data processing activities that affect or may affect national security, including listing in a foreign country, and requires any network platform operators that possess personal information of more than 1 million users to complete a mandatory clearance of cybersecurity review. The Opinions, the Cybersecurity Review Measure and any related implementation rules that have been enacted or to be enacted may subject us to compliance requirements in the future, such as regulatory review of overseas listing of China-based company and cybersecurity review. As of the date of this prospectus, we have been advised by our PRC counsel, JT&N, based on their understanding of the PRC laws and regulations currently in effect, we are not subject to the cybersecurity review by the CAC since we currently do not have over one million users’ personal information, and we do not anticipate to collect over one million users’ personal information in the foreseeable future. However, it is possible that we could inadvertently conclude that such review is not required, or changes to the applicable laws, regulations, or interpretations require us to undergo such review in the future, and we cannot be certain that we would be able to obtain clearance of such review in a timely manner, or at all. See “Risk Factors — Risks Relating to Doing Business in the PRC — In light of recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, we are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our listing on Nasdaq, financial condition, results of operations, and the offering.”

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce (the “MOFCOM”) and the China Securities Regulatory Commission (the “CSRC”) promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors (the “M&A Rules”), governing the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006, and was amended on June 22, 2009. The M&A Rules, among other things, requires that offshore Special Purpose Vehicles (SPVs) that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic company held by such PRC companies or individuals, shall obtain the approval of the CSRC prior to publicly listing and offering their securities on an overseas stock exchange. As advised by our PRC counsel, JT&N, the CSRC approval under the M&A Rules is not required in the context of this Offering since: (i) the CSRC currently has not issued any definitive rule or interpretation to subject an offering like ours to the M&A Rules, and (ii) we formed our WFOE by means of direct investment other than through merger and acquisition of a “PRC domestic company” as defined under the M&A Rules. However, we are required to file with the CSRC in accordance with the Administrative Measures and complete the filing before the overseas issuance and listing, as described below. If the CSRC requires that we obtain its other approvals prior to the completion of this offering, this offering will be delayed until we have obtained the CSRC approval, or if applicable laws and regulations or the interpretation of such were modified and we are required to obtain the CSRC approval in the future, we cannot assure you that we would be able to obtain or maintain such approval, and it is also possible that we could inadvertently conclude that such approval was not required. See “Risk Factors — Risks Relating to Our Corporate Structure — The approval of the China Securities Regulatory Commission and other compliance procedures may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval. As a result, both you and us face uncertainty about future actions by the PRC government that could significantly affect the operating company’s financial performance and the enforceability of the VIE Agreements.”

Furthermore, on February 17, 2023, the CSRC released the Administrative Measures and five supporting guidelines, which came into force on March 31, 2023, as well as the Notice on Filing Management Arrangements for Overseas Listings of Domestic Enterprises (hereinafter referred to as the “Notice”). According to the Administrative Measures and the Notice, overseas offering and listing refers to overseas offerings by domestic companies of equity shares, depository receipts, convertible corporate bonds, or other equity-like securities, and overseas listing of the securities for trading. Overseas offering and listing, which is specifically divided into direct overseas offerings and listing and indirect overseas offerings and listing, shall be filed in accordance with the Administration Measures. According to the Notice, the domestic companies that have submitted valid applications for overseas issuance and listing but have not been approved by overseas regulatory authorities or overseas stock exchanges at the date of effectiveness of the Administrative Measures can reasonably arrange the timing of filing applications and should complete the filing before the overseas issuance and listing. Our submission of a listing application will fall into the scope of overseas offering and listing provisions in the Administrative Measures. Based on the foregoing, we are required to file with the CSRC in accordance with the Administrative Measures and complete the filing before the overseas issuance and listing. As of the date of this prospectus, we are in the process of preparing a report and other required materials in connection with the CSRC filing, which will be submitted to the CSRC in due course. We expect to submit any additional materials as subsequently requested by and/or respond to questions from the CSRC on a timely basis as they occur, and expect to obtain CRSC’s notification of completion of such filing prior to our proposed initial public offering and listing on the Nasdaq. However, if we fail to comply with such filing requirements, the CSRC may order rectify such non-compliance, issue a warning, and impose a fine of not less than RMB1 million and not more than RMB10 million. These risks could completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

On February 24, 2023, the CSRC, jointly with other relevant governmental authorities, issued the Confidentiality Provisions, which came into effect on March 31, 2023 with the Administrative Measures. The Confidentiality Provisions require that, among other things, (a) a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations.

We believe that this offering does not involve leaking any state secret and working secret of government agencies, or harming national security and public interest. Any failure or perceived failure by the company or its PRC subsidiary to comply with the above confidentiality and archives administration requirements under the Confidentiality Provisions, and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

For details on the above-mentioned matters, see “Risk Factors — Risks Relating to Doing Business in the PRC — The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. Any actions by Chinese government, including any decision to intervene or influence our operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operation, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.” Other than the filing requirement under the Administrative Measures, we, QQJ Hong Kong, WFOE, the VIE and the VIE’s subsidiaries are not required to obtain any permission or approval from the Chinese authorities under current PRC laws and regulations for the offering of securities being registered hereunder to foreign investors.

Since the Opinions, the Cybersecurity Review Measures, and the Administrative Measures are newly promulgated, it is highly uncertain on how soon the legislative or administrative regulation-making bodies will respond to them, what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact of such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments or list on a U.S. exchange. Given the current regulatory environment in the PRC, we are still subject to the uncertainty of different interpretation and enforcement of the rules and regulations in the PRC adverse to us, which may change quickly with little advance notice and may materially and adversely impact our results of operations, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless. See “Risk Factors — Risks Relating to Doing Business in the PRC.”

Dividend Distributions or Assets Transfer among the Company, its Subsidiaries and the VIE

We intend to keep any future earnings to re-invest in and finance the expansion of our business, and we do not anticipate that any cash dividends will be paid or any assets will be transferred in the foreseeable future. As of the date of this prospectus, neither we, QQJ Hong Kong, WFOE, the VIE or the VIE’s subsidiaries have made any dividends, distributions, or transfer of cash or other assets among each other or to any shareholders. Under Cayman Islands law, a Cayman Islands company may pay dividends on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, QQJ Technology Limited.

Current PRC regulations permit our indirect PRC subsidiary, or our WFOE, to pay dividends to QQJ Hong Kong only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our WFOE and the VIE are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of mainland China. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if WFOE and the VIE in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. If we or our subsidiaries are unable to receive all of the revenues from our operations through the current VIE Agreements, we may be unable to pay dividends on our Ordinary Shares.

In order for us to pay dividends to our shareholders, we will rely on payments made from QQJ Network to WFOE, pursuant to VIE Agreements between them, and the distribution of such payments to QQJ Hong Kong as dividends from WFOE. Certain payments from QQJ Network to WFOE are subject to PRC taxes, including enterprise income taxes and VAT.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. If we are considered as a PRC resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate up to 10.0%.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income (the “Double Tax Avoidance Arrangement”), the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of equity interest in a PRC entity. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong entity must be the beneficial owner of the relevant dividends; and (b) the Hong Kong entity must directly hold no less than 25% share ownership in the PRC entity during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the preferential 5% PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our WFOE to QQJ Hong Kong. As of the date of this prospectus, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. QQJ Hong Kong intends to apply for the tax resident certificate when WFOE plans to declare and pay dividends to it. See “Risk Factors — Risks Relating to Our Corporate Structure — There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

Summary of Risk Factors

Risks Relating to Our Business Operations

Risks and uncertainties related to our business include, but are not limited to, the following:

•        Our results of operations and financial condition could be affected by the outbreak of COVID-19 that severely impacted China and the rest of the world beginning in January 2020. See Risk Factors — Risks Relating to Our Business Operations — We face risks related to health epidemics such as the COVID-19, and other outbreaks, which could significantly disrupt our operations and adversely affect our business, financial condition and results of operations on page 28.

•        We commenced our commercial operations in June 2021, and only have a limited operating history. See Risk Factors — Risks Relating to Our Business Operations — Our limited operating history makes it difficult to evaluate our business and prospects. We cannot guarantee that we will be able to maintain the growth rate that we have experienced to date on page 28.

•        We have incurred net income of $1,115,518 and net loss of $581,579 in 2022 and 2021, respectively and we may not achieve or sustain profitability for the foreseeable future. See Risk Factors — Risks Relating to Our Business Operations — We have a history of net losses, anticipate increasing our operating expenses in the future, and may not achieve or sustain profitability on page 29.

•        The e-commerce market in which we operate as well as consumer needs and preferences are constantly evolving. See Risk Factors — Risks Relating to Our Business Operations — If we fail to anticipate user needs and provide products and services attractive to users, or fail to adapt our services or business model to changing user needs, emerging industry standards or rapid technological evolution, or fail to provide products at a satisfactory quality to our users, our business may be materially and adversely affected on page 29.

•        To satisfy suppliers, businesses and consumers, we need to continue to improve their user experience as well as innovate and introduce features and services that users find useful and that cause them to use our platform more frequently. See Risk Factors — Risks Relating to Our Business Operations — If we fail to maintain and enhance our brand, our business, results of operations and prospects may be materially and adversely affected on page 29.

•        Our success depends on our ability to attract and retain new buyers and expand our buyer base. See Risk Factors — Risks Relating to Our Business Operations — Any change, disruption or discontinuity in the features and functions of major social media in China could severely limit our ability to continue growing our member and user base, and our business may be materially and adversely affected on page 30.

•        The market segments for e-commerce are highly competitive, rapidly evolving, fragmented, and subject to changing technology, shifting needs, and frequent introductions of new competitors as well as new products and services. See Risk Factors — Risks Relating to Our Business Operations — We face intense competition and could lose market share to our competitors, which could adversely affect our business, financial condition, and operating results on page 31.

•        Interruptions to or failures in third-party logistics services could prevent timely and successful delivery of the ordered products to our buyers. See Risk Factors — Risks Relating to Our Business Operations — Our merchants use a variety of third-party logistics service providers. Service interruptions, failures, or constraints of these logistics service providers could severely harm our business and prospects on page 30.

•        Many users locate our platform through internet search engines, such as Baidu, and advertisements on social networking sites and online streaming services, such as WeChat, Douyin and Xiaohongshu. If we are listed less prominently or fail to appear in search results for any reason, visits to our website could decline significantly, and we may not be able to replace this traffic. See Risk Factors — Risks Relating to Our Business Operations — We rely on search engines, social networking sites and online streaming services to attract a meaningful portion of our users, and if those search engines, social networking sites and online streaming services change their listings or policies regarding advertising, or increase their pricing or suffer problems, it may limit our ability to attract new users on page 32.

•        We collect a large quantity of personal, transaction, demographic, behavior or other data from our users in order to better understand our users and their needs. Concerns about the collection, use, disclosure, or security of personal information or other privacy-related matters, even for those without merit, could damage our reputation, cause us to lose users and adversely affect our business and results of operations. See Risk Factors — Risks Relating to Our Business Operations — Our business is subject to complex and evolving laws and regulations regarding privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business on page 33.

•        Our business could be interrupted and adversely affected if our major suppliers stop listing their products on our platform. See Risk Factors — Risks Relating to Our Business Operations — Our business, financial condition and results of operations could be significantly and adversely affected if we cannot continually work with our major suppliers on page 35.

Risks Relating to Our Corporate Structure

We are also subject to risks and uncertainties related to our corporate structure, including, but are not limited to, the following:

•        All of our current revenue and net income is derived from QQJ Network and its subsidiaries, the VIE in China. Foreign ownership of internet technology businesses, such as distribution of online information, is subject to restrictions under current PRC laws and regulations. See Risk Factors — Risks Relating to Our Corporate Structure — We do not have direct ownership of our operating entities in China, but have the control rights and the rights to the assets, property, and revenue of QQJ Network and its subsidiaries in China through VIE Agreements, which may not be effective in providing us with control over QQJ Network as direct ownership on page 36.

•        We are an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations, our operations are conducted in China by our subsidiary and through contractual arrangements with QQJ Network. See Risk Factors — Risks Relating to Our Corporate Structure — Because

we are an offshore holding company and our business was conducted through VIE Agreements with QQJ Network, the VIE in China, if we fail to comply with applicable PRC laws, we could be subject to severe penalties and our business could be adversely affected on page 36.

•        As all of the VIE Agreements with QQJ Network are governed by the PRC laws and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. See Risk Factors — Risks Relating to Our Corporate Structure — We may have difficulty in enforcing any rights we may have under the VIE Agreements in the PRC on page 37.

•        We may have to obtain the approval of the CSRC under the M&A Rules, prior to the listing and trading of special purpose vehicle’s securities on an overseas stock exchange. See Risk Factors — Risks Relating to Our Corporate Structure — The approval of the China Securities Regulatory Commission and other compliance procedures may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval. As a result, both you and us face uncertainty about future actions by the PRC government that could significantly affect the operating company’s financial performance and the enforceability of the VIE Agreements on page 37.

•        The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See Risk Factors — Risks Relating to Our Corporate Structure — The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. Any actions by Chinese government, including any decision to intervene or influence our operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operation, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless on page 50.

•        Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business. See Risk Factors — Risks Relating to Our Corporate Structure — Regulations relating to offshore investment activities by PRC residents may limit our ability to use the proceeds from this offering and could adversely affect our business on page 38.

•        The implementation of the Foreign Investment Law and the Implementing Rules of the Foreign Investment Law, collectively the Foreign Investment Laws, may cause unexpected impact on our business. See Risk Factors — Risks Relating to Our Corporate Structure — Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations on page 39.

Risks Relating to Doing Business in the PRC

We conduct our businesses through contractual arrangements with the VIE in China and having the majority of our operations in China, and therefore, we face risks and uncertainties relating to doing business in the PRC in general, including, but not limited to, the following:

•        Because we have substantial operations within the PRC, the audit workpapers prepared by our independent registered public accounting firm for auditing our Company might not be inspected by the PCAOB without the approval of the Chinese authorities. The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. See Risk Factors — Risks Relating to Doing Business in the PRC — The recent joint statement by the SEC, proposed rule changes submitted by the Nasdaq Stock Market, and the Accelerating Holding Foreign Companies Accountable Act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering, business operations, share price and reputation, and may ultimately cause our securities be delisted by a U.S. Securities Exchange or be prohibited from being traded over-the-counter on page 39.

•        Nasdaq has broad discretionary authority over the initial and continued listing of securities on Nasdaq and may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. See Risk Factors — Risks Relating to Doing Business in the PRC — Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and our insiders will hold a large portion of our listed securities on page 54.

•        Our principal business operation is conducted in the PRC through contractual arrangements between our WFOE and QQJ Network. Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. See Risk Factors — Risks Relating to Doing Business in the PRC — It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China on page 42.

•        Chinese government can take regulatory actions and make statements to regulate business operations in China with little advance notice. Rules and regulations in China can also change with little advance notice, and actions related to oversight and control over offerings that are conducted overseas in our China based entities could cause the value of the Company’s securities to significantly decline or be worthless. See Risk Factors — Risks Relating to Doing Business in the PRC — Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be quick with little advance notice and could have a significant impact upon our ability to operate profitably in the PRC on page 44.

•        While the PRC economy has experienced significant growth in the past two to three decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government continues to play a significant role in regulating the economy, and any changes in economy-related policies, laws and regulations could adversely affect the economy in China and could have a material adverse effect on our business. See Risk Factors — Risks Relating to Doing Business in the PRC — China’s economic, political and social conditions, laws and regulations, as well as possible intervention and influences of any government policies and actions are uncertain and could have a material adverse effect on our business and the value of our Ordinary Shares on page 44.

•        We are subject relating various risks and costs associated with to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. Our compliance obligations include those relating to the Data Protection Act (As Revised) of the Cayman Islands and the relevant PRC laws in this regard. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities. See Risk Factors — Risks Relating to Doing Business in the PRC — In light of recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, we are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our listing on Nasdaq, financial condition, results of operations, and the offering on page 46.

•        It may be difficult for you to bring legal actions against us as we are an exempted company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China, and substantially all of our assets are located in China. See Risk Factors — Risks Relating to Doing Business in the PRC — Because we are a Cayman Islands corporation and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain on page 42.

•        Our business is conducted in the PRC, our books and records are maintained in RMB, which is the currency of the PRC, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the RMB and dollar affect the value of our assets and the results of our operations in United States dollars. See Risk Factors — Risks Relating to Doing Business in the PRC — Because our business is conducted in RMB and the price of our Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments on page 45.

•        All of our revenues and costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our subsidiary in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars and may have a material and adverse effect on your investment. See Risk Factors — Risks Relating to Doing Business in the PRC — We face exposure to foreign currency exchange rate fluctuations, and such fluctuations could adversely affect our business, results of operations and financial condition on page 49.

•        If we are deemed as a PRC “resident enterprise,” we will be subject to PRC enterprise income tax on our worldwide income at a uniform tax rate of 25%. This could have a material and adverse effect on our overall effective tax rate, our income tax expenses and our net income. See Risk Factors — Risks Relating to Doing Business in the PRC — Under the PRC EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders on page 45.

•        PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably. See Risk Factors — Risks Relating to Doing Business in the PRC — PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably on page 53.

•        It may be difficult to effect any service of process or enforce any foreign judgment against us as our business, directors, and officers are in China. See Risk Factors — Risks Relating to Doing Business in the PRC — You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our directors and officers based on foreign laws page 43.

Risks Relating to this Offering and Our Ordinary Share

In addition to the risks described above, we are subject to general risks and uncertainties relating to this offering and our Ordinary Shares, including, but not limited to, the following:

•        An active public market for our Ordinary Shares may not develop or be sustained after the offering, in which case the market price and liquidity of our Ordinary Shares will be materially and adversely affected. See Risk Factors — Risks Relating to this Offering and Our Ordinary Share — There has been no public market for our Ordinary Shares prior to this offering, and you may not be able to resell our Ordinary Shares at or above the price you pay for them, or at all on page 54.

•        We cannot assure you that the market price of our Ordinary Shares will not decline significantly below the initial public offering price as that price is determined by negotiations between us and the underwriters, and does not bear any relationship to our earnings, book value or any other indicia of value. See Risk Factors — Risks Relating to this Offering and Our Ordinary Share — The initial public offering price for our Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile on page 55.

•        The initial public offering price of our Ordinary Shares is substantially higher than the (pro forma) net tangible book value per share of our Ordinary Shares. Consequently, assuming no exercise of over-allotment option by the underwriter, when you purchase our Ordinary Shares in the offering and upon completion of the offering, you will incur immediate dilution. See Risk Factors — Risks Relating to this Offering and Our Ordinary Share — You will experience immediate and substantial dilution in the net tangible book value of Ordinary Shares purchased on page 55.

•        We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. See Risk Factors — Risks Relating to this Offering and Our Ordinary Share — We do not intend to pay dividends for the foreseeable future on page 55.

•        The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control. We cannot assure you that the initial public offering price of our Ordinary Shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. See Risk Factors — Risks Relating to this Offering and Our Ordinary Share — The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price on page 55.

•        Our management will have significant discretion as to the use of the net proceeds to us from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the market price of our Ordinary Shares. See Risk Factors — Risks Relating to this Offering and Our Ordinary Share — Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Ordinary Shares on page 56.

•        We will only be subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls after filing the registration statement of which this prospectus is a part. See Risk Factors — Risks Relating to this Offering and Our Ordinary Share — Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Share on page 56.

•        As an emerging growth company, we may elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important. See Risk Factors — Risks Relating to this Offering and Our Ordinary Share — Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Ordinary Shares on page 58.

•        Mr. Hao Jiang and Mr. Chuanyong Zhang are currently the beneficial owners of 100% of our outstanding shares. The concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our Ordinary Shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their Ordinary Shares. See Risk Factors — Risks Relating to this Offering and Our Ordinary Share — Since Mr. Hao Jiang & Mr. Chuanyong Zhang will be able to exercise more than [ ]% of the total voting power of our issued and outstanding share capital following the offering, Mr. Hao Jiang & Mr. Chuanyong Zhang will have the ability to elect directors and approve matters requiring shareholder approval on page 59.

•        We are, and following the completion of this offering, will continue to be a “controlled company” as defined under the Nasdaq Stock Market Rules because two of our principal shareholders, Mr. Hao Jiang & Mr. Chuanyong Zhang, will beneficially own more than 50% of voting power for the election of directors. For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules. See Risk Factors — Risks Relating to this Offering and Our Ordinary Share — We are, and following the completion of this offering, will continue to be a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies on page 59.

Holding Foreign Companies Accountable Act

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. An identified issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. In

June 2021, the Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if signed into law, would reduce the time period for the delisting of foreign companies under the HFCAA to two consecutive years instead of three years. If our auditor cannot be inspected by the PCAOB for two consecutive years, the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the U.S., will be prohibited. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. On December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law. The Consolidated Appropriations Act contained, among other things, an identical provision to HFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two.

Our auditor, RBSM LLP, the independent registered public accounting firm of the Company, is headquartered in New York City, New York and has been inspected by the PCAOB on a regular basis. Our auditor is not headquartered in mainland China or Hong Kong and was not identified in the PCAOB’s report as a firm subject to the PACAOB determination. Additionally, on August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “Protocol”) with the CSRC and the Ministry of Finance (“MOF”) of the People’s Republic of China, governing inspections and investigations of audit firms based in mainland China and Hong Kong. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. Our auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA as of the date of this prospectus. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCAA as and when appropriate. Although we believe that the Holding Foreign Companies Accountable Act and the related regulations do not currently affect us, we cannot assure you that there will not be any further implementations and interpretations of the Holding Foreign Companies Accountable Act or the related regulations, which might pose regulatory risks to and impose restrictions on us because of our operations in mainland China. We cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. See “Risk Factors — Risks Relating to Doing Business in the PRC — The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering, business operations, share price and reputation, and may ultimately cause our securities be delisted by a U.S. Securities Exchange or be prohibited from being traded over-the-counter” on page 39.

Corporate Information

Our principal executive office is located at Building 1, Huarui Center, 1027 Jianshe Road, Xiaoshan District, Hangzhou, People’s Republic of China, and our phone number is +86 571-82951820. We maintain a corporate website at www.quanqj.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus.

We are and, following the closing of this offering, will continue to be a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Hao Jiang and Mr. Chuanyong Zhang will beneficially own more than [  ]% of voting power for the election of directors.

Transfers of Cash to and from the VIE and Subsidiaries

QQJ is a holding company with no operations of its own. We conduct our operations primarily through the VIE in China. We may rely on dividends to be paid by our WFOE to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our WFOE or VIE incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.

QQJ is permitted under the laws of the Cayman Islands to provide funding to our subsidiaries in Hong Kong through loans or capital contributions without restrictions on the amount of the funds. QQJ Hong Kong is also permitted under the laws of Hong Kong to provide funding to QQJ through dividend distribution without restrictions on the amount of the funds. We have also been advised by our PRC counsel, JT&N, that current PRC laws and regulations permit QQJ Hong Kong to provide funding to WFOE through capital contributions or loans if the required filings are properly made to applicable PRC authorities. Increasing capital investment in our WFOE requires filings with the local market regulatory authority and the MOFCOM or its local counterpart with no limitation on the amount of capital contributions, while making loans to our WFOE requires filings or registrations with the State Administration of Foreign Exchange (the “SAFE”) or its local counterpart and the National Development and Reform Commission with limitation on the amount of loans. See “Risk Factors — Risks Relating to Doing Business in the PRC — PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to its PRC subsidiary may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

As of the date of this prospectus, there has been no distribution of dividends or assets among the holding company, QQJ Hong Kong, WFOE, the VIE and the VIE’s subsidiaries.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Subject to the Cayman Islands Companies Act and our bylaws, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due. There is no further Cayman Islands statutory restriction on the amount of funds which may be distributed by us by dividend.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. The laws and regulations of the PRC do not currently have any material impact on transfer of cash from QQJ to QQJ Hong Kong or from QQJ Hong Kong to QQJ. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong or across borders and to U.S investors.

Current PRC regulations permit WFOE to pay dividends to QQJ Hong Kong only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our subsidiary and VIE in China are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of mainland China. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiary and VIE in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations, we may be unable to pay dividends on our Ordinary Shares.

In order for us to pay dividends to our shareholders, we will rely on payments made from QQJ Network to WFOE, pursuant to VIE Agreements between them, and the distribution of such payments to QQJ Hong Kong as dividends from WFOE. Certain payments from QQJ Network to WFOE are subject to PRC taxes, including enterprise income taxes and VAT. As of the date of this prospectus, our WFOE or the VIE has not made any transfers or distributions.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. If we are considered as a PRC resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%.

Pursuant to the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of the equity interest in a PRC entity. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including, without limitation, that (a) the Hong Kong entity must be the beneficial owner of the relevant dividends; and (b) the Hong Kong entity must directly hold no less than 25% share ownership in the PRC entity during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% preferential PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by WFOE to QQJ Hong Kong. As of the date of this prospectus, WFOE currently does not have plan to declare and pay dividends to QQJ Hong Kong and we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. QQJ Hong Kong intends to apply for the tax resident certificate when WFOE plans to declare and pay dividends to QQJ Hong Kong. When WFOE plans to declare and pay dividends to QQJ Hong Kong and when we intend to apply for the tax resident certificate from the relevant Hong Kong tax authority, we plan to inform the investors through SEC filings, such as a current report on Form 6-K, prior to such actions. See “Risk Factors — Risks Relating to Our Corporate Structure — We are a holding company and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Ordinary Shares.”

Implications of Being an Emerging Growth Company, a Foreign Private Issuer, a Controlled Company, and a China-based company.

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•        a requirement to have only two years of audited financial statements and only two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure;

•        an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•        an exemption from implementation of new or revised accounting standards until they would apply to private companies and from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation;

•        reduced disclosure obligations regarding executive compensation arrangements; and

•        no requirement to seek nonbinding advisory votes on executive compensation or golden parachute arrangements.

We have elected to avail ourselves of the extended transition period for implementing new or revised financial accounting standards. We may take advantage of some or all of the other provisions described above until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier to occur of (1) (a) the last day of the fiscal year following the fifth anniversary of the closing of this offering, (b) the last day of the fiscal year in which our annual gross revenue is $1.235 billion or more, or (c) the date on which we are deemed to be a “large accelerated filer,” under the rules of the SEC, which means the market value of our equity securities that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. As a result of our election to take advantage of the extended transition periods for implementing new or revised accounting standards, our financial statements may not be comparable to those of public companies that adopt and comply with new or revised financial accounting standards as of an earlier date. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq listing standards.

We are, and following the completion of this offering, will continue to be a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Hao Jiang and Mr. Chuanyong Zhang will beneficially own [    ] of our then issued and outstanding Ordinary Shares and will be able to exercise [  ]% of our total voting power. Under the Nasdaq Stock Market Rules, a “controlled company” may elect not to comply with certain corporate governance requirements. Currently, we do not plan to utilize the “controlled company” exemptions with respect to our corporate governance practice after we complete this offering.

In addition, we are an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations, our operations were conducted in China by the WFOE and through contractual arrangements, with QQJ Network and its subsidiaries. This is an offering of the Ordinary Shares of the offshore holding company in Cayman Islands. You are not investing in QQJ Network, the VIE. Neither we, QQJ Hong Kong, nor WFOE own any share in QQJ Network. Instead, we have power over and receive economic benefits of QQJ Network’s business operation through VIE Agreements, dated December 7, 2021. Under the VIE Agreements, the VIE shall pay service fees equal to all of its net income to WFOE, and WFOE has the power to direct the activities of the VIE that can significantly impact the VIE’s economic performance and is obligated to absorb losses, or the right to receive benefits from the VIE, which makes the WFOE the primary beneficiary of the VIE for accounting reporting purposes. Because our economic interest in the VIE is more than insignificant exposure to potential losses of or benefits from it, and we have power over the most significant economic activities of the VIE, we have consolidated the financial results of the VIE in our consolidated financial statements under U.S. GAAP.

However, the economic interest in and the power over the VIE are based on contractual agreements and are not equivalent to equity ownership in the business of the VIE, and the structure involves unique risks to investors. Since we do not hold equity interests in the VIE, the VIE Agreements may not be as effective in providing control over QQJ Network as direct ownership. Also, the VIE Agreements have not been tested in a court of law. Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of internet technology companies, and regulatory review of oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the VIE Agreements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. The VIE Agreements may not be effective in providing control over QQJ Network as direct ownership. We may also subject to sanctions imposed by PRC regulatory agencies including the Chinese Securities Regulatory Commission if we fail to comply with their rules and regulations. Furthermore, Our Ordinary Shares may be prohibited to trade on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for two consecutive years. Our auditor is currently subject to PCAOB inspections and PCAOB is able to inspect our auditor.

Selected Condensed Consolidating Financial Statements of Parent, Subsidiaries, VIE and its Subsidiaries

The following tables present selected condensed consolidating financial data of the Parent (QQJ INC.), the Subsidiaries (QQJ Hong Kong and WFOE), the VIE (QQJ Network), and the VIE’s subsidiaries, together with eliminating adjustments. Such financial data include condensed consolidating balance sheets data as of March 31, 2023, September 30, 2022 and 2021, and the related condensed consolidating statements of operations and cash flows data for the years ended September 30, 2022 and 2021, and for the six months ended March 31, 2023 and 2022. For the year ended September 30, 2021, all amounts are included in the VIE column because the VIE Agreements were entered into between the VIE and WFOE on December 7, 2021. For the year ended September 30, 2022, historical amounts are reflected in the VIE column only until December 7, 2021 when the Agreements with the WFOE were signed. After December 7, 2021, amounts included in the WFOE and Subsidiaries column reflect the terms of the VIE Agreements. Under the VIE Agreements, WFOE is the primary beneficiary of the VIE. For the year ended September 30, 2022, and for the six months ended March 31, 2023 and 2022, no amounts have been paid pursuant to the terms of the Exclusive Consulting Service Agreement.

SELECTED CONDENSED CONSOLIDATING BALANCE SHEETS

	As of March 31, 2023
	QQJ Cayman	QQJ HK	WFOE	VIE and its Subsidiaries	Eliminations	Total
Cash and cash equivalents	$—	$—	$—	$4,372,222	$—	$4,372,222
Due from QQJ Cayman	$—	$—	$—	$342,285	$(342,285)	$—
Total current assets	$342,285	$—	$—	$11,715,306	$(342,285)	$11,715,306
Total non-current assets	$—	$—	$—	$1,064,452	$—	$1,064,452
Investment in QQJ HK	$7,426,508	$—	$—	$—	$(7,426,508)	$—
Investment in WFOE	$—	$7,426,508	$—	$—	$(7,426,508)	$—
Investment from contractual arrangements with the VIE	$—	$—	$7,037,790	$—	$(7,037,790)	$—
Consulting service fee receivable from VIE and its subsidiaries	$—	$—	$388,718	$—	$(388,718)	$—
Total Assets	$7,768,793	$7,426,508	$7,426,508	$12,779,758	$(22,621,809)	$12,779,758
Due to VIE and its subsidiaries	$342,285	$—	$—	$—	$(342,285)	$—
Total Current Liabilities	$476,620	$—	$—	$5,353,250	$(342,285)	$5,487,585
Consulting fees payable due to WFOE	$—	$—	$—	$388,718	$(388,718)	$—
Total Liabilities	$476,620	$—	$—	$5,741,968	$(731,003)	$5,487,585
Total Shareholders’ Equity	$7,292,173	$7,426,508	$7,426,508	$7,037,790	$(21,890,806)	$7,292,173
Total Liabilities and Shareholders’ Equity	$7,768,793	$7,426,508	$7,426,508	$12,779,758	$(22,621,809)	$12,779,758
	As of September 30, 2022
	QQJ Cayman	QQJ HK	WFOE	VIE and its Subsidiaries	Eliminations	Total
Cash and cash equivalents	$—	$—	$—	$4,955,428	$—	$4,955,428
Due from QQJ Cayman	$—	$—	$—	$321,303	$(321,303)	$—
Total current assets	$321,303	$—	$—	$13,602,183	$(321,303)	$13,602,183
Total non-current assets	$—	$—	$—	$978,227	$—	$978,227
Investment in QQJ HK	$6,994,224	$—	$—	$—	$(6,994,224)	$—
Investment in WFOE	$—	$6,994,224	$—	$—	$(6,994,224)	$—
Investment from contractual arrangements with the VIE	$—	$—	$6,825,949	$—	$(6,825,949)	$—
Consulting service fee receivable from VIE and its subsidiaries	$—	$—	$168,275	$—	$(168,275)	$—
Total Assets	$7,315,527	$6,994,224	$6,994,224	$14,580,410	$(21,303,975)	$14,580,410
Due to VIE and its subsidiaries	$321,303	$—	$—	$—	$(321,303)	$—
Total Current Liabilities	$412,661	$—	$—	$7,586,186	$(321,303)	$7,677,544
Consulting fees payable due to WFOE	$—	$—	$—	$168,275	$(168,275)	$—
Total Liabilities	$412,661	$—	$—	$7,754,461	$(489,578)	$7,677,544
Total Shareholders’ Equity	$6,902,866	$6,994,224	$6,994,224	$6,825,949	$(20,814,397)	$6,902,866
Total Liabilities and Shareholders’ Equity	$7,315,527	$6,994,224	$6,994,224	$14,580,410	$(21,303,975)	$14,580,410
	As of September 30, 2021
	QQJ Cayman	QQJ HK	WFOE	VIE and its Subsidiaries	Eliminations	Total
Cash and cash equivalents	$—	$—	$—	$412,300	$—	$412,300
Due from QQJ Cayman	$—	$—	$—	$—	$—	$—
Total current assets	$—	$—	$—	$17,813,641	$—	$17,813,641
Total non-current assets	$—	$—	$—	$442,641	$—	$442,641
Investment in QQJ HK	$5,965,667	$—	$—	$—	$(5,965,667)	$—
Investment in WFOE	$—	$5,965,667	$—	$—	$(5,965,667)	$—
Investment from contractual arrangements with the VIE	$—	$—	$5,965,667	$—	$(5,965,667)	$—
Total Assets	$5,965,667	$5,965,667	$5,965,667	$18,256,282	$(17,897,001)	$18,256,282
Due to VIE and its subsidiaries	$—	$—	$—	$—	$—	$—
Total Current Liabilities	$—	$—	$—	$12,290,615	$—	$12,290,615
Total Liabilities	$—	$—	$—	$12,290,615	$—	$12,290,615
Total Shareholders’ Equity	$5,965,667	$5,965,667	$5,965,667	$5,965,667	$(17,897,001)	$5,965,667
Total Liabilities and Shareholders’ Equity	$5,965,667	$5,965,667	$5,965,667	$18,256,282	$(17,897,001)	$18,256,282

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

	For the six months ended March 31, 2023
	QQJ Cayman	QQJ HK	WFOE	VIE and its Subsidiaries	Eliminations	Total
Revenues	$—	$—	$—	$3,794,500	$—	$3,794,500
Loss from operations	$(42,977)	$—	$—	$(190,571)	$—	$(233,548)
Consulting service fee income due from the VIE and its subsidiaries	$—	$—	$220,443	$—	$(220,443)	$—
Consulting service fee expense due to WFOE	$—	$—	$—	$(220,443)	$220,443	$—
Equity in income of QQJ HK	$220,443	$—	$—	$—	$(220,443)	$—
Equity in income of WFOE	$—	$220,443	$—	$—	$(220,443)	$—
Net income	$177,466	$220,443	$220,443	$—	$(440,886)	$177,466
	For the six months ended March 31, 2022
	QQJ Cayman	QQJ HK	WFOE	VIE and its Subsidiaries	Eliminations	Total
Revenues	$—	$—	$—	$6,724,029	$—	$6,724,029
(Loss) income from operations	$(47,132)	$—	$—	$1,624,504	$—	$1,577,372
Consulting service fee income due from the VIE and its subsidiaries	$—	$—	$62,759	$—	$(62,759)	$—
Consulting service fee expense due to WFOE	$—	$—	$—	$(62,759)	$62,759	$—
Equity in income of QQJ HK	$1,131,129	$—	$—	$—	$(1,131,129)	$—
Equity in income of WFOE	$—	$1,131,129	$—	$—	$(1,131,129)	$—
Income from contractual agreements with the VIE and subsidiaries	$—	$—	$1,068,370	$—	$(1,068,370)	$—
Net income	$1,083,997	$1,131,129	$1,131,129	$1,068,370	$(3,330,628)	$1,083,997
	For the year ended September 30, 2022
	QQJ Cayman	QQJ HK	WFOE	VIE and its Subsidiaries	Eliminations	Total
Revenues	$—	$—	$—	$12,755,336	$—	$12,755,336
(Loss) income from operations	$(91,358)	$—	$—	$517,144	$—	$425,786
Consulting service fee income due from the VIE and its subsidiaries	$—	$—	$168,275	$—	$(168,275)	$—
Consulting service fee expense due to WFOE	$—	$—	$—	$(168,275)	$168,275	$—
Equity in income of QQJ HK	$1,206,876	$—	$—	$—	$(1,206,876)	$—
Equity in income of WFOE	$—	$1,206,876	$—	$—	$(1,206,876)	$—
Income from contractual agreements with the VIE and subsidiaries	$—	$—	$1,038,601	$—	$(1,038,601)	$—
Net income	$1,115,518	$1,206,876	$1,206,876	$1,038,601	$(3,452,353)	$1,115,518
	For the year ended September 30, 2021
	QQJ Cayman	QQJ HK	WFOE	VIE and its Subsidiaries	Eliminations	Total
Revenues	$—	$—	$—	$3,783,330	$—	$3,783,330
Loss from operations	$—	$—	$—	$(700,644)	$—	$(700,644)
Equity in loss of QQJ HK	$(581,579)	$—	$—	$—	$581,579	$—
Equity in loss of WFOE	$—	$(581,579)	$—	$—	$581,579	$—
Loss from contractual agreements with the VIE and subsidiaries	$—	$—	$(581,579)	$—	$581,579	$—
Net loss	$(581,579)	$(581,579)	$(581,579)	$(581,579)	$1,744,737	$(581,579)

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	For the Six Months Ended March 31, 2023
	QQJ Cayman	WFOE and Subsidiaries	VIE and Subsidiaries	Eliminations	Consolidated Total
Net cash used in operating activities	$—	$—	$(2,710,148)	$—	$(2,710,148)
Net cash provided by investing activities	$—	$—	$1,353,251	$—	$1,353,251
Net cash used in financing activities	$—	$—	$(9,561)	$—	$(9,561)
	For the Six Months Ended March 31, 2022
	QQJ Cayman	WFOE and Subsidiaries	VIE and Subsidiaries	Eliminations	Consolidated Total
Net cash used in operating activities	$—	$—	$(2,126,406)	$—	$(2,126,406)
Net cash used in investing activities	$—	$—	$(27,075)	$—	$(27,075)
Net cash used in financing activities	$—	$—	$(1,809,891)	$—	$(1,809,891)
	For the Year Ended September 30, 2022
	QQJ Cayman	WFOE and Subsidiaries	VIE and Subsidiaries	Eliminations	Consolidated Total
Net cash provided by operating activities	$—	$—	$5,615,496	$—	$5,615,496
Net cash used in investing activities	$—	$—	$(1,373,326)	$—	$(1,373,326)
Net cash used in financing activities	$—	$—	$(2,027,437)	$—	$(2,027,437)
	For the Year Ended September 30, 2021
	QQJ Cayman	WFOE and Subsidiaries	VIE and Subsidiaries	Eliminations	Consolidated Total
Net cash provided by operating activities	$—	$—	$3,897,974	$—	$3,897,974
Net cash used in investing activities	$—	$—	$(4,616,957)	$—	$(4,616,957)
Net cash provided by financing activities	$—	$—	$8,151,171	$—	$8,151,171

THE OFFERING

Ordinary Shares offered by us	[ ] Ordinary Shares (excluding the over-allotment discussed below).
Price per Ordinary Share	The purchase price will be $[ ] per Ordinary Share.
Over-allotment

We agree to grant the underwriters an option for a period of 45 days after the closing of this offering to purchase up to 15% of the total number of our Ordinary Shares to be offered by us pursuant to this offering (excluding shares subject to this option), solely for the purpose of covering over-allotments, at the initial public offering price less the underwriting discount. We may issue up to [            ] Ordinary Shares pursuant to underwriters’ over-allotment option.

Ordinary Shares issued and outstanding prior to completion of this offering	[ ] Ordinary Shares
Ordinary Shares issued and outstanding immediately after this offering	[ ] Ordinary Shares, assuming no exercise of the underwriters’ over-allotment option.
Listing and trading symbol	We have applied for listing our Ordinary Shares on the Nasdaq Capital Market under the symbol “QQJ.” Listing of our Ordinary Shares on Nasdaq is a condition to the underwriters’ obligation to close.
Transfer Agent	[ ]
Use of proceeds

We intend to use the proceeds from this offering for working capital and general corporate purposes, including expanding our business. To the extent that we are unable to raise the proceeds in this offering, we may not be able to achieve all of our business objectives in a timely manner. See “Use of Proceeds” for more information.

Risk factors

The Ordinary Shares offered hereby involve a high degree of risk. You should read “Risk Factors,” beginning on page 28 for a discussion of factors to consider before deciding to invest in our Ordinary Shares.

Lock-Up

We, our directors and executive officers, and our existing beneficial owners of 5% or more of our outstanding Ordinary Shares have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any Ordinary Shares or similar securities for a period ending 180 days after the commencement of the trading of the Ordinary Shares. See “Underwriting” for more information.

Summary Financial Data

The following table sets forth selected historical statements of operations for the fiscal years ended September 30, 2022 and 2021 and for the six months ended March 31, 2023 and 2022, and the selected historical balance sheets as of March 31, 2023, September 30, 2022 and 2021, which have been derived from our financial statements for those periods. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in the prospectus.

	For the Years Ended September 30,		For the Six Months Ended March 31,
Consolidated Statement of Operations Data	2022	2021	2023	2022
Revenues	$12,755,336	$3,783,330	$3,794,500	$6,724,029
Cost of revenues	5,452,808	1,696,829	651,471	1,643,655
Total operating expenses	6,876,742	2,787,145	3,376,577	3,503,002
Total other income, net	744,424	127,189	230,128	147,952
Income tax (expense) benefits	(54,692)	(8,124)	180,886	(641,327)
Net income (loss)	$1,115,518	$(581,579)	$177,466	$1,083,997
Earnings (loss) per ordinary share
– Basic and diluted	$11.16	$(5.82)	$1.77	$10.84
Weighted average number of Ordinary Shares outstanding
– Basic and diluted	100,000	100,000	100,000	100,000
Consolidated Balance Sheet Data	As of March 31, 2023	As of September 30, 2022	As of September 30, 2021
Cash and cash equivalents	$4,372,222	$4,955,428	$412,300
Total Assets	$12,779,758	$14,580,410	$18,256,282
Total Liabilities	$5,487,585	$7,677,544	$12,290,615
Total Shareholders’ Equity	$7,292,173	$6,902,866	$5,965,667
Total Liabilities and Shareholders’ Equity	$12,779,758	$14,580,410	$18,256,282

RISK FACTORS

An investment in our Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below and in the documents referenced above are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks Related to Our Business Operations

We face risks related to health epidemics such as the COVID-19, and other outbreaks, which could significantly disrupt our operations and adversely affect our business, financial condition and results of operations.

Substantially all of our revenues are derived from online retail sales in China. Our results of operations and financial condition could be affected by the outbreak of COVID-19 that severely impacted China and the rest of the world beginning in January 2020. From 2020 to 2022, the COVID-19 pandemic resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China.

The pandemic has a large impact on logistics and distribution, and the efficiency of e-commerce transactions has decreased. Affected by the epidemic, logistics and distribution efficiency have dropped significantly, with slow recovery in terms of flight turnaround and highway transportation, and many transit centers are still closed. Due to the increased disinfection processes of couriers and sorters, the efficiency of e-commerce transactions has thus dropped significantly. In addition, reduced logistics and distribution capacity also affects the supply of raw materials, and weakened supply capacity leads to a subsequent reduction in production efficiency upstream and downstream of the industry chain.

As of the date of this prospectus, the PRC government has lifted the above mentioned restrictions. In December 2022, the uncertainty and risk associated with China’s COVID-19 policies and restrictions have been significantly mitigated. The Chinese government unveiled a series of new COVID-related policies to loosen its zero-COVID policy, uplifted the COVID prevention and control measures and provided a clear timetable to re-open the border. Considering the recent development and COVID policy adopted in December 2022, we expect our business operations, financial condition and operating results to start to recover from the negative impact of the COVID-19 pandemic as our suppliers, third-party merchants, third-party logistics service providers and other business partners are gradually resuming normal operations.

Our limited operating history makes it difficult to evaluate our business and prospects. We cannot guarantee that we will be able to maintain the growth rate that we have experienced to date.

We commenced our commercial operations in June 2021 and have a limited operating history. For the six months ended March 31, 2023, the number of our suppliers reached 735. As of March 31, 2023, the number of registered users have grown exponentially, and reached 735 and 733,000, respectively. Our revenues reached $3.8 million and $6.7 million for the six months ended March 31, 2023 and 2022, respectively. However, our historical performance may not be indicative of our future growth or financial results. We cannot assure you that we will be able to grow at the same rate as we did in the past, or avoid any decline in the future. Our growth may slow down or become negative, and revenues may decline for a number of possible reasons, some of which are beyond our control, including decreasing consumer spending, increasing competition, declining growth of our overall market or industry, the emergence of alternative business models, changes in rules, regulations, government policies or general economic conditions. It is difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in rapidly evolving markets may be exposed. If our growth rate declines, investors’ perceptions of our business and prospects may be materially and adversely affected and the market price of our Ordinary Shares could decline. You should consider our prospects in light of the risks and uncertainties that companies with a limited operating history may encounter.

We have a history of net losses, anticipate increasing our operating expenses in the future, and may not achieve or sustain profitability.

We have reported net income of $0.2 million and net income of $1.1 million for the six months ended March 31, 2023 and 2022, respectively. As of March 31, 2023, we had accumulated deficit of $0.4 million. We expect to make significant expenditures related to the development and expansion of our business, including marketing, platform improvement, and system and operation optimization. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently, or at all, to offset these higher expenses. If our revenue declines or fails to grow at a rate faster than increases in our operating expenses, we will not be able to achieve profitability in future periods. As a result, we may continue to generate losses. We cannot assure you that we will achieve profitability in the future or that, if we do become profitable, we will be able to sustain profitability.

If we fail to anticipate consumer needs and provide products and services to attract and retain consumers, or fail to adapt our services or business model to changing consumer needs or emerging industry standards, our business may be materially and adversely affected.

The e-commerce market in which we operate as well as consumer needs and preferences are constantly evolving. As a result, we must continuously respond to changes in the market and consumer demand and preferences to remain competitive, grow our business and maintain our market position. We intend to further diversify our product and service offerings to add to our revenue sources in the future. New products and services, new types of buyers or new business models may involve risks and challenges we do not currently face. For example, we may assist mini businesses to open physical stores and build supply chains for the stores. Any similar new initiatives may require us to devote significant financial and management resources and may not perform as well as expected. Furthermore, we may have difficulty in anticipating consumer demand and preferences, and the products offered on our platform may not be accepted by the market or be rendered obsolete or uneconomical. Therefore, any inability to adapt to these changes may result in a failure to capture new consumers or retain existing consumers, the occurrence of which would materially and adversely affect our business, financial condition and results of operations.

In addition, to remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our platform. The internet and the e-commerce markets are characterized by rapid technological evolution, changes in consumer requirements and preferences, frequent introductions of new products, features and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and systems obsolete. Our success will depend, in part, on our ability to identify, develop and adapt to new technologies useful in our business, and respond to technological advances and emerging industry standards and practices, in particular with respect to mobile internet, in a cost-effective and timely way. We cannot assure you that we will be successful in these efforts.

If we fail to maintain and improve the quality of our platform, we may not be able to attract and retain users.

To satisfy suppliers, businesses and consumers, we need to continue to improve their user experience as well as innovate and introduce features and services that users find useful and that cause them to use our platform more frequently. This includes improving our technology to optimize search results, tailoring our database to additional geographic and market segments and improving the user-friendliness of our platform and our ability to provide high-quality support. Our users depend on our support organization to resolve issues relating to our platform. Our ability to provide effective support is largely dependent on our ability to attract and retain employees who are well versed in our platform. Any failure to maintain high-quality support, or a market perception that we do not maintain high-quality support, could harm our reputation or adversely affect our ability to market the benefits of our platform to existing and prospective users.

In addition, we need to adapt, expand and improve our platform and user interfaces to keep up with changing user preferences. We invest substantial resources in researching and developing new features and enhancing our platform by incorporating these new features, improving functionality and adding other improvements to meet our users’ evolving demands. The success of any enhancements or improvements to our platform or any new features depends on several factors, including timely completion, adequate quality testing, integration with technologies on our platform and third-party partners’ technologies and overall market acceptance. Because further development of our platform is complex, challenging and dependent upon an array of factors, the timetable for the release of new features and enhancements to our platform is difficult to predict, and we may not offer new features as rapidly as users of our platform require or expect. For example, with the growing propensity of our users to use mobile devices as their main task searching and management devices, we will need to continue modifying and updating our mobile apps to successfully manage the transition of our users to mobile devices. Additionally, the time, money, energy and other resources we dedicate to developing new features or enhancements to our platform may be greater than the short-term, and potentially the total, returns from these new offerings.

It is difficult to predict the problems we may encounter in introducing new features to our platform, and we may need to devote significant resources to the creation, support and maintenance of these features. We provide no assurances that our initiatives to improve our user experience will be successful. We also cannot predict whether any new features will be well received by users, or whether improving our platform will be successful or sufficient to offset the costs incurred to offer these new features. If we are unable to improve or maintain the quality of our platform, our business, prospects, financial condition and results of operations could be materially and adversely affected.

Our merchants use a variety of third-party logistics service providers. Service interruptions, failures, or constraints of these logistics service providers could severely harm our business and prospects.

The merchandises on our platform are supplied and shipped directly from our merchants to our buyers. Our merchants use third-party logistics service providers to fulfill and deliver their orders. Interruptions to or failures in third-party logistics services could prevent the timely and successful delivery of the ordered products to our buyers. As we do not directly control or manage the operations of these third-party logistics service providers, we may not be able to guarantee their performance. Any failure to provide satisfactory services to our buyers, such as delays in delivery, product damage or product loss during transit, may damage our reputation and cause us to lose buyers, and may ultimately adversely affect our results of operations. In addition, certain of these third-party logistics service providers may be influenced by our competitors when providing services to us. For example, if third-party logistics service providers raise the shipping rates for delivering products of merchants on our platform, our merchants may not be willing to bear the increased costs or be able to offer competitive prices for products on our platform. As a result, our business and prospects, as well as our financial condition and results of operations could be materially and adversely affected.

If the third-party logistics service providers used by our merchants fail to deliver products to our buyers on time or deliver products in good conditions, our buyers may refuse to accept merchandises purchased on our platform and have less confidence in our platform. In such an event, we cannot assure you that our merchants will be able to find alternative cost-efficient logistics service providers to offer satisfactory delivery services in a timely manner, or at all, which could cause our business and reputation to suffer or cause merchants to move to other platforms and have a negative impact on our financial conditions.

Any change, disruption, or discontinuity in the features and functions of major social media could severely limit our ability to continue growing our buyer base, and our business may be materially and adversely affected.

Our success depends on our ability to attract and retain new buyers and expand our buyer base. Acquiring and retaining buyers on our platform is important to the growth and profitability of our business. We employ social media as a tool for buyer acquisition and engagement. Although buyers can access our platform and make team purchases without using social media, we leverage social media, such as WeChat and Douyin, to enable buyers to share product information and their purchase experiences with their friends, family and other social contacts to generate low-cost organic traffic and active interactions among buyers. A portion of our buyer traffic comes from such user recommendations or product introduction features which buyers can share with friends or contacts through social media. Due to the nature of our business model, which resembles a dynamic and interactive shopping experience, it is impracticable for us to accurately bifurcate and quantify the buyer traffic generated directly through our platform and social media. Therefore, during our daily operations, we focus more on the GMV on our platform as a whole and the seamless user experience across different access points, and we believe that the final purchase destination cannot be used to reflect the significance of social media and our mobile app to our business operations.

To the extent that we fail to leverage such social media, our ability to attract or retain buyers may be severely harmed. If any of these social media make changes to its functions or support, such as charging fees for functions or support that is currently provided for free, or stops offering its functions or support to us, we may not be able to locate alternative platforms of similar scale to provide similar functions or support on commercially reasonable terms in a timely manner, or at all. Furthermore, we may fail to establish or maintain relationships with additional social network operators to support the growth of our business on economically viable terms, or at all. Any interruption to or discontinuation of our relationships with major social network operators may severely and negatively impact our ability to continue growing our buyer base, and any occurrence of the circumstances mentioned above may have a material adverse effect on our business, financial condition and results of operations.

Our user growth and engagement on mobile devices depend upon effective operation with mobile operating systems, networks, and standards that we do not control.

Mobile devices are increasingly used for platform transactions. Our users access our platform through mobile devices. There is no guarantee that popular mobile devices will continue to support our platform or that mobile device users will use our platform rather than competing products. We are dependent on the interoperability of our platform with popular mobile operating systems that we do not control, such as Android and iOS, and any changes in such systems that degrade the functionality of our website or apps or give preferential treatment to competitors could adversely affect our platform’s usage on mobile devices. Additionally, in order to deliver a high-quality mobile user experience, it is important that our platform is designed effectively and works well with a range of mobile technologies, systems, networks and standards that we do not control. We may not be successful in developing relationships with key participants in the mobile industry or in developing features that operate effectively with these technologies, systems, networks or standards. In the event that it is more difficult for our users to access and use our platform on their mobile devices or users find our mobile offering does not effectively meet their needs, our competitors develop products and services that are perceived to operate more effectively on mobile devices or our users choose not to access or use our platform on their mobile devices or use mobile products that do not offer access to our platform, our user growth and user engagement could be adversely impacted.

If we fail to maintain and enhance our brand, our business, results of operations and prospects may be materially and adversely affected.

We believe that maintaining and enhancing our brand are of significant importance to the success of our business. A well-recognized brand is critical to increasing the number and the level of engagement of sellers and, in turn, enhancing our attractiveness to buyers. Successful promotion of our brand and platform depends on, among other things, the effectiveness of our marketing efforts, our ability to provide a reliable, trustworthy and useful platform, the perceived value of our platform and our ability to provide quality support. In order to maintain and enhance our brand, we will need to continuously invest in marketing programs that may not be successful in achieving meaningful awareness levels. However, brand promotion activities may not yield increased revenue, and even if they do, the increased revenue may not offset the expenses we incur in building and maintaining our brand. We have conducted and may continue to conduct various marketing and brand promotion activities. We cannot assure you, however, that these activities will be successful or that we will be able to achieve the brand awareness we expect. In addition, our competitors may increase the intensity of their marketing campaigns, which may force us to increase our advertising spend to maintain our brand awareness.

In addition, any negative publicity relating to our platform, regardless of its veracity, could harm our brand. If our brand is harmed, we may not be able to grow or maintain our seller base, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

We face intense competition and could lose market share to our competitors, which could adversely affect our business, financial condition, and operating results.

The market segments for e-commerce are highly competitive, rapidly evolving, fragmented, and subject to changing technology, shifting needs, and frequent introductions of new competitors as well as new products and services. The level of competition within, and the frequency and likelihood of increased third-party investment and new competitors entering, such market segment may intensify further due to the COVID-19 pandemic and the resulting increase in remote work, macroeconomic downturn, and increased unemployment rates.

Most platforms are not well-known in the market. Their main products and services are homogeneous and lack core competitiveness. They are vulnerable to price wars to compete for users, which reduces the gross profit margin of the entire industry. In the face of fierce competition in the industry, we focus on building our brand awareness, diversifying our products and differentiating our services to better address the unique needs of our clients. We plan to acquire smaller competitors to increase our market share and gradually expand the company’s market influence. However, we cannot assure you that our strategies would be successfully implemented or we may be able to compete successfully against our current and future competitors. If we are unable to compete successfully against current and future competitors, our business, operating results, and financial condition would be adversely impacted.

We rely on search engines, social networking sites and online streaming services to attract a meaningful portion of our users, and if those search engines, social networking sites and online streaming services change their listings or policies regarding advertising, or increase their pricing or suffer problems, it may limit our ability to attract new users.

Many users locate our platform through internet search engines, such as Baidu, and advertisements on social networking sites and online streaming services, such as WeChat, Douyin and Xiaohongshu. If we are listed less prominently or fail to appear in search results for any reason, visits to our website could decline significantly, and we may not be able to replace this traffic. Search engines revise their algorithms from time to time in an attempt to optimize their search results. If the search engines on which we rely for algorithmic listings modify their algorithms, we may appear less prominently or not at all in search results, which could result in reduced traffic to our website that we may not be able to replace. Additionally, if the costs of search engine marketing services, such as Baidu, increase, we may incur additional marketing expenses, we may be required to allocate a larger portion of our marketing spend to this channel or we may be forced to attempt to replace it with another channel (which may not be available at reasonable prices, if at all), and our business, financial condition and results of operations could be adversely affected.

Furthermore, competitors may in the future bid on our brand names and other search terms that we use to drive traffic to our website. Such actions could increase our marketing costs and result in decreased traffic to our website. In addition, search engines, social networking sites and video streaming services may change their advertising policies from time to time. If any change to these policies delays or prevents us from advertising through these channels, it could result in reduced traffic to our website and sales of our solutions. Additionally, new search engines, social networking sites, video streaming services and other popular digital engagement platforms may develop in specific jurisdictions or more broadly that reduce traffic on existing search engines, social networking sites and video streaming services. If we are not able to achieve awareness through advertising or otherwise, we may not achieve significant traffic to our website.

Failure to protect the confidential information of our users and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

A significant challenge to the crowdsourcing industry is the secure storage of confidential information and its secure transmission over public networks. A majority of the orders and payments for our products and services are made through our mobile app. In addition, all online payments are settled through third-party online payment services. Maintaining complete security on websites, app, and mini programs and systems for the storage and transmission of confidential or private information, such as users’ personal information, payment-related information, and transaction information, is essential to maintain consumer confidence in our systems.

We have adopted strict security policies and measures, including encryption technology, to protect our proprietary data and buyer information. We have not encountered instances of material data breach or unauthorized system intrusion. However, advances in technology, the expertise of hackers, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information we hold with respect to our users. Such individuals or entities obtaining confidential or private information may further engage in various other illegal activities using such information. In addition, we have limited control or influence over the security policies or measures adopted by third-party providers of online payment services through which some of our users may choose to make payments for purchases. Any negative publicity on our safety or privacy protection mechanisms and policies, and any claims asserted against us or fines imposed upon us as a result of actual or perceived failures, could have a material and adverse effect on our public image, reputation, financial condition and results of operations. Any compromise of our information security or the information security measures of our contracted third-party online payment service providers could have a material and adverse effect on our reputation, business, prospects, financial condition and results of operations.

Our business is subject to complex and evolving laws and regulations regarding privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, increased cost of operations, declines in user growth or engagement, or otherwise harm our business.

We collect a large quantity of personal, transaction, demographic, behavior or other data from our users in order to better understand our users and their needs. Concerns about the collection, use, disclosure, or security of personal information or other privacy-related matters, even for those without merit, could damage our reputation, cause us to lose users and adversely affect our business and results of operations. In particular, we face a number of challenges relating to data from transactions and other activities on our websites, app and mini programs, including:

•        protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior by our employees;

•        addressing concerns related to privacy and sharing, safety, security and other factors; and

•        complying with applicable laws, rules and regulations relating to the collection, use, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data.

We are required by privacy and data protection laws in China and other jurisdictions, including, without limitation, the PRC Cybersecurity Law, to ensure the confidentiality, integrity and availability of the information of our users, members, advertising customers, and third-party content providers, which is also essential to maintaining their confidence in our services. However, the interpretation and implementation of such laws in China and elsewhere are often uncertain and in flux.

In November 2016, the SCNPC promulgated the PRC Cybersecurity Law, which provides that network operators must meet their cybersecurity obligations and take technical measures and other necessary measures to protect the safety and stability of their networks. Although we only gain access to user information that is necessary for, and relevant to, the services provided, the data we obtain and use may include information that is deemed as “personal information” under the PRC Cybersecurity Law and related data privacy and protection laws and regulations. See “Regulation — Regulations Relating to Internet Privacy.”

While we take measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us and our business partners. The activities of third parties, such as our users, merchants, brands, and other business partners are beyond our control. If any of these parties violate the PRC Cybersecurity Law and related laws and regulations, or fail to fully comply with the service agreements with us, or if any of our employees fails to comply with our internal control measures and misuses the information, we may be subject to regulatory actions. Any failure or perceived failure to comply with all applicable data privacy and protection laws and regulations, or any failure or perceived failure of our business partners to do so, or any failure or perceived failure of our employees to comply with our internal control measures, may result in negative publicity and legal proceedings or regulatory actions against us, and could damage our reputation, discourage current and potential users and business partners from using our services and subject us to claims, fines, and damages, which could have a material adverse effect on our business and results of operations.

Furthermore, on August 20, 2021, the SCNPC officially released the Law on Personal Information Protection of the PRC (the “PIP Law”), which provides the basic regime for personal information protection. New laws or regulations concerning data protection, or the interpretation and implementation of existing consumer and data protection laws or regulations, which is often uncertain and in flux, may be inconsistent with our practices. The introduction of new products or other actions that we may take may subject us to additional laws, regulations, or other government scrutiny. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

We may need additional capital to fund our future operations and, if it is not available when needed, we may need to reduce our planned expansion and marketing efforts, which may reduce our revenue.

We believe that our existing working capital and cash available from operations will enable us to meet our working capital requirements for at least the next 12 months. However, if cash from future operations is insufficient, or if cash is used for acquisitions or other currently unanticipated uses, we may need additional capital. As a result, we could be required to raise additional capital. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities could result in dilution of the shares held by existing shareholders. If additional funds are raised through the issuance of debt or equity securities, such securities may provide the holders certain rights, preferences, and privileges senior to those of shareholders holding Ordinary Shares, and the terms of any such debt securities could impose restrictions on our operations. We cannot assure you that additional capital, if required, will be available on acceptable terms, or at all. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned product development and marketing efforts, which could harm our business, financial condition and operating results.

If we are unable to manage our anticipated growth effectively, our business could be adversely affected.

In order to develop our business, we need to hire and retain key managers and executives in all areas of our operations. Our future operating results depend to a large extent on our ability to develop and manage expansion and growth successfully. With the possible rapid development of our operation, increased capital requirements, the continuous expansion of business scope, and the continuous increase of personnel, higher requirements will be placed on our corporate governance and management capabilities. To manage such growth, we must put in place legal and accounting systems, and implement human resource management and other tools. We have taken preliminary steps to put this structure in place, such as seeking qualified personnel, strengthening different levels of management systems and providing regular corporate governance trainings. However, there is no assurance that we will be able to expand our business or successfully manage any growth that may result. Failure to expand our operations or manage our growth effectively could materially and adversely affect our ability to market our services in multiple venues.

Because we rely upon a third party to perform the payment processing for our clients, the failure or inability of the third party to provide these services could impair our ability to operate.

Because we do not possess an internal payment method given the difficulties of obtaining and maintaining a payment license, all payments by our clients are processed by third parties such as UnionPay, Alipay and WeChat Pay. These payment service providers are used by most e-commerce platforms for their convenience, reliability and cost-effectiveness. However, the payment processing business is highly regulated, and it is subject to a number of risks that could materially and adversely affect their abilities to provide payment processing services to us, including:

•        any changes in the PRC laws or regulations or the interpretations on PRC laws and regulations that may prevent a company like us from asserting contractual control over the assets of its PRC subsidiaries or the VIE that conduct all or substantially all of its operations;

•        increased regulatory focus and the requirement that it comply with numerous complex and evolving laws, rules and regulations;

•        increases in the costs to the third party, including fees charged by banks to process funds through the third parties, which could result in increased costs to us and to our participants;

•        dissatisfaction with the third parties’ services;

•        a decline in the use of the third parties’ services generally which could result in increases in costs to users such as us and our participants;

•        the ability of the third parties to maintain adequate security procedures to prevent hacking or other unauthorized access to account and other information provided by us and the participants who use the system;

•        system failures or failure to effectively scale the system to handle large and growing transaction volumes;

•        the failure or inability of the third parties to manage funds accurately or the loss of funds by the third parties, whether due to employee fraud, security breaches, technical errors or otherwise; and

•        the failure or inability of these third parties to adequately manage business and regulatory risks.

We rely on the convenience and ease of use that third party’s payment methods provide to our users. If the quality, utility, convenience or attractiveness of these payment services declines for any reason, the attractiveness of our services could be materially impaired. If we need to migrate to other third-party payment services for any reason, the transition could require considerable time and management resources, and the third-party payment services may not be as effective, efficient or well-received by our clients. Further, our clients may be reluctant to use a different payment system.

If we fail to hire, retain and train qualified employees or sufficient workforce while controlling our labor costs, our business may suffer.

Our ability to maintain current profitability and grow business operations depends on our ability to attract, retain and train qualified employees with reasonable costs. Labor costs in China have increased with China’s economic development. Our labor costs include wages, performance bonuses and other costs. In the fiscal years ended September 30, 2022 and 2021, labor costs have accounted for 71% and 73% of our operating expenses, respectively. In the six months ended March 31, 2023 and 2022, labor costs have accounted for 54% and 64% of our operating expenses, respectively. To balance employee incentives and cost control, we have taken measures to design and adjust our salary structures to keep the Company’s development strategies in line with employees’ individual development needs. If we cannot effectively control and reduce labor and other operating costs while our business continues to grow, our business conditions, financial conditions and operating results may be adversely affected.

Our success depends substantially on the continued retention of certain key personnel and our ability to hire and retain qualified personnel in the future to support our growth and execute our business strategy.

If our key personnel are unable or unwilling to continue in their present positions, our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. We depend on the abilities and participation of our current management and technology team generally. We rely particularly upon our technology team who is responsible for the development and maintenance of our platform. The loss of the services of key members of our technology team for any reason could significantly adversely impact our business and results of operations. We implement the following measures to avoid the loss of core personnel and stabilize our workforce: (1) we conduct regular remuneration surveys and build an attractive compensation system in accordance with industry trends; (2) we provide comprehensive benefits for employees; (3) we have built a comprehensive promotion and training system to provide employees with sufficient career development opportunities. Competition for senior management and senior technical personnel in the PRC is intense and the pool of qualified candidates is very limited. We cannot assure you that the services of our key personnel will continue to be available to us, or that we will be able to find a suitable replacement for them if they were to leave.

We may not be able to adequately protect our intellectual property rights, and our competitors may be able to offer similar products and services, which would harm our competitive position.

Our success depends in part upon our intellectual property rights. We rely primarily on copyright, trade secret laws, confidentiality procedures, license agreements and contractual provisions to establish and protect our proprietary rights over our products, procedures and services. Other persons could copy or otherwise obtain and use our technology without authorization, or develop similar IP independently. We may also pursue the registration of our domain names, trademarks, and service marks in other jurisdictions, including the United States. However, the intellectual property laws in China are not considered as strong as comparable laws in the United States or the European Union. We cannot assure you that we will be able to protect our proprietary rights. Further, our competitors may be able to independently develop similar or more advanced technology, duplicate our products and services or design around any intellectual property rights we hold. Further, our intellectual property rights may be subject to termination or expirations. The loss of intellectual property protections or the inability to timely regain intellectual property protections could harm our business and ability to compete.

Our business, financial condition and results of operations could be significantly and adversely affected if we cannot continually work with our major suppliers.

In the past, we experienced a concentration of suppliers (i.e., customers), and a few major suppliers contributed to a significant part of our revenues. For the six months ended March 31, 2023, three customers accounted for 19%, 18% and 15% of the Company’s total revenues, respectively. For the six months ended March 31, 2022, two customers accounted for 15% and 10% of the Company’s total revenues, respectively.

We cannot guarantee that major suppliers will continue to work with us in the future. If those suppliers stop listing their products on our platform, our revenues may drop significantly if we cannot find new suppliers quickly.

Risks Relating to Our Corporate Structure

We do not have direct ownership of our operating entities in China, but have control rights and the rights to the assets, property, and revenue of QQJ Network and its subsidiaries through VIE Agreements, which may not be effective in providing control over QQJ Network as direct ownership.

We do not have direct ownership of our operating entities in China, but have control rights and the rights to the assets, property, and revenue of QQJ Network and its subsidiaries through VIE Agreements. All of our current revenue and net income is derived from QQJ Network and its subsidiaries in mainland China. Foreign ownership of internet technology businesses, such as the distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except e-commerce) and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2021 Version) (the “Negative List”) promulgated on December 27, 2021 and became effective on January 1, 2022, and other applicable PRC laws and regulations.

To comply with PRC laws and regulations, we do not intend to have any equity interest in QQJ Network but rely on VIE Agreements with QQJ Network to control and operate its business. However, as discussed above, these VIE Agreements may not be effective from PRC laws in providing us with the necessary control over QQJ Network and its operations. Any deficiency in these VIE Agreements may result in our loss of control over the management and operations of QQJ Network, which will result in a significant loss in the value of an investment in our company. Because of the practical restrictions on direct foreign equity ownership in the telecommunication sector, we must rely on contractual rights through the VIE structure to effect control over the operation and management of QQJ Network, which exposes us to the risk of potential breach of contract by QQJ Network and its shareholders, and it may be difficult for us to change our corporate structure if such shareholders refuse to cooperate with us.

Because we are an offshore holding company and our businesses are conducted through VIE Agreements with QQJ Network, the VIE in mainland China, if we fail to comply with applicable PRC law, we could be subject to severe penalties and our business could be adversely affected.

We are an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations, our operations are conducted in mainland China by our subsidiary and through contractual arrangements with QQJ Network, the VIE in mainland China, the equity of which is owned by Mr. Hao Jiang as to 60% and Mr. Chuanyong Zhang as to 40%, both are the ultimate shareholders of QQJ Inc., as a result of which, under United States generally accepted accounting principles, the assets and liabilities of QQJ Network are treated as our assets and liabilities and the results of operations of QQJ Network are treated in all respects as if they were the results of our operations. There are uncertainties regarding the interpretation and application of PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of the VIE Agreements between WFOE and QQJ Network and its shareholders.

If WFOE, QQJ Network or their ownership structure or the VIE Agreements are determined to be in violation of any existing or future PRC laws, rules or regulations, or WFOE or the VIE fails to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

•        revoking the business and operating licenses of WFOE or the VIE;

•        discontinuing or restricting the operations of WFOE or the VIE;

•        imposing conditions or requirements with which we, WFOE, or the VIE may not be able to comply;

•        requiring us, WFOE, or the VIE to restructure the relevant ownership structure or operations which may significantly impair the rights of the holders of our Ordinary Shares;

•        restricting or prohibiting our use of the proceeds from our initial public offering to finance our business and operations in China; and

•        imposing fines.

We cannot assure you that the PRC courts or regulatory authorities may not determine that our corporate structure and VIE Agreements violate PRC laws, rules or regulations. If the PRC courts or regulatory authorities determine that our contractual arrangements are in violation of applicable PRC laws, rules or regulations, the VIE Agreements will become invalid or unenforceable, and QQJ Network will not be treated as a VIE entity and we will not be entitled to treat QQJ Network’s assets, liabilities and results of operations as our assets, liabilities and results of operations, which could effectively eliminate the assets, revenue and net income of QQJ Network from our balance sheet, which would most likely require us to cease conducting our business and would result in the delisting of our Ordinary Shares from Nasdaq Capital Market and significant impairment in the market value of our Ordinary Shares. Furthermore, if PRC regulations change or are interpreted differently in the future, the securities we are registering may decline in value or become worthless if the determinations, changes, or interpretations result in our inability to assert contractual control over the assets of our PRC subsidiaries or the VIE that conducts all or substantially all of our operations.

Although we believe that our agreements relating to our structure are in compliance with current PRC regulations, we cannot assure you that the PRC government would agree that these VIE Agreements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future.

We are a holding company and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Ordinary Shares.

We are a holding company and conduct substantially all of our business through WFOE, which is a limited liability company established in China. We may rely on dividends to be paid by WFOE to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

We may have difficulty in enforcing any rights we may have under the VIE Agreements in PRC.

As all of the VIE Agreements with QQJ Network are governed by the PRC laws and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in the United States. As a result, uncertainties in the PRC legal system could further limit our ability to enforce these VIE Agreements. Furthermore, these VIE Agreements may not be enforceable in China if PRC government authorities or courts take a view that such VIE Agreements contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these VIE Agreements, we may not be able to effectively direct QQJ Network’s activities, and our ability to conduct our business may be materially and adversely affected.

The approval of the CSRC and other compliance procedures may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval. As a result, both you and we face uncertainty about future actions by the PRC government that could significantly affect the operating company’s financial performance and the enforceability of the VIE Agreements.

The M&A Rules requires an overseas special purpose vehicle that is controlled by PRC companies or individuals formed for the purpose of seeking a public listing on an overseas stock exchange through mergers and acquisitions of PRC domestic companies using shares of such special purpose vehicle or held by its shareholders as considerations to obtain the approval of the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, the application of the M&A Rules remains unclear. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval. Any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Our PRC legal counsel, JT&N, has advised us based on their understanding of the M&A Rules that the CSRC’s approval under the M&A Rules may not be required for the listing and trading of our Ordinary Shares on the Nasdaq Capital Market in the context of this offering, given that: (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours in this prospectus are subject to this regulation, (ii) we establish our WFOE by means of direct investment other than through merger and acquisition of a “PRC domestic company” as defined under the M&A Rules, and (iii) no explicit provision in the M&A Rules clearly classifies VIE Agreements as a type of transaction subject to such Rules.

However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, regulations and rules or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC regulatory agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel does. If it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to obtain or delay in obtaining CSRC approval for this offering. These sanctions may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiary in China, or other actions that could have a material and adverse effect on our business, reputation, financial condition, results of operations, prospects, as well as the trading price of the Ordinary Shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the Ordinary Shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the Ordinary Shares we are offering, you would be doing so at the risk that such settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements or to obtain such approval in a timely manner, or at all.

Regulations relating to offshore investment activities by PRC residents may limit our ability to use the proceeds from this offering and could adversely affect our business.

In July 2014, SAFE promulgated the Circular on Issues Concerning Foreign Exchange Administration Over the Overseas Investment and Financing and Roundtrip Investment by Domestic Residents Via Special Purpose Vehicles (“Circular 37”), pursuant to which, mainland China residents are required to register with SAFE or its counterparts in connection with their direct establishment or indirect control of an offshore entity, referred to in Circular 37 as a SPV for the purpose of holding domestic or offshore assets or interests. Circular 37 further requires amendment to a mainland China resident’s registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease in the capital contributed by mainland China individual shareholders, share transfer or exchange, merger, division or other material event. Under these regulations, mainland China residents’ failure to comply with specified registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on capital inflows from the offshore entity to the PRC entity, including restrictions on its ability to contribute additional capital to its PRC subsidiaries. Further, failure to comply with the SAFE registration requirements could result in penalties under PRC law for evasion of foreign exchange regulations.

Furthermore, on February 13, 2015, the SAFE promulgated the Circular on Further Simplifying and Improving Policies on Foreign Exchange Administration of Direct Investment (“the SAFE Circular 13”), which simplifies the procedures for foreign exchange registration under the SAFE Circular 37, individuals may apply for foreign exchange registrations from qualified banks instead of registering with SAFE or its counterparts. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

Mr. Hao Jiang and Mr. Chuanyong Zhang, who are our beneficial owners and mainland China citizens, have completed their SAFE Circular 37 foreign exchange registrations, as a result of their round-trip investments in our Company, and our PRC counsel believes that there is no substantial legal impediment to the registration of the aforementioned beneficial owners’ SAFE Circular 37 registration. However, as the promulgation of the SAFE Circular 37 is relatively recent, it is unclear how these regulations will be interpreted and implemented. We cannot assure you that our ultimate shareholders who are mainland China residents will in the future provide sufficient supporting documents required by the SAFE or complete the required registration with the SAFE in a timely manner, or at all. Any failure by any of our shareholders who is a mainland China resident, or is controlled by a mainland China resident, to comply with relevant requirements under these regulations could subject us to fines or sanctions imposed by the PRC government, including restrictions on our overseas or cross-border investment activities, restrictions on WFOE’s ability to pay dividends or make distributions to us and on our ability to increase our investment in the WFOE.

Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress (the “NPC”) approved the Foreign Investment Law, which has come into effect on January 1, 2020, and the Implementing Rules of the Foreign Investment Law promulgated on December 26, 2019 and came into effect on January 1, 2020, collectively the Foreign Investment Laws, which replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment’’ refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify VIE Agreements as a form of foreign investment, there is no assurance that operation conducted by foreign investors or foreign-invested enterprises via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council or other competent PRC authorities to provide for VIE Agreements as a form of foreign investment. In any of these cases, it will be uncertain whether the VIE Agreements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council or other competent PRC authorities mandate further actions to be taken by companies with respect to existing VIE Agreements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Risks Relating to Doing Business in the PRC

The recent joint statement by the SEC, proposed rule changes submitted by the Nasdaq Stock Market, and the Accelerating Holding Foreign Companies Accountable Act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering, business operations, share price and reputation, and may ultimately cause our securities be delisted by a U.S. Securities Exchange or be prohibited from being traded over-the-counter.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, the Nasdaq Stock Market filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or manipulated by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the Holding Foreign Companies Accountable Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the Holding Foreign Companies Accountable Act, including the listing and trading prohibition requirements described above. In May 2021, the PCAOB issued for public comment a proposed rule related to the PCAOB’s responsibilities under the Holding Foreign Companies Accountable Act, which, according to the PCAOB, would establish a framework for the PCAOB to use when determining, as contemplated under the Holding Foreign Companies Accountable Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The proposed rule was adopted by the PCAOB in September 2021, pending the final approval of the SEC to become effective.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two, which would reduce the time before our securities are prohibited from trading or delisted if we are identified by the SEC as having “non-inspection” year in the future. On December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law. The Consolidated Appropriations Act contained, among other things, an identical provision to HFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued a report on its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions. The PCAOB has made such determination, as mandated under the Holding Foreign Companies Accountable Act. Pursuant to each annual determination by the PCAOB, the SEC will, on an annual basis, identify issuers that have used non-inspected audit firms and thus are at risk of such suspensions in the future.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets (the “PWG”) issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended that the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the Holding Foreign Companies Accountable Act. However, some of the recommendations were more stringent than the Holding Foreign Companies Accountable Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the Holding Foreign Companies Accountable Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The SEC has also announced amendments to various annual report forms to accommodate the certification and disclosure requirements of the Holding Foreign Companies Accountable Act. There could be additional regulatory or legislative requirements or guidance that could impact us if our auditor is not subject to PCAOB inspection. The implications of this possible regulation or guidance in addition to the requirements of the Holding Foreign Companies Accountable Act are uncertain.

If for whatever reason the PCAOB is unable to conduct full inspections of our auditor, such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter.” If our securities were unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares.

Our auditor, RBSM LLP, is the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in New York, New York, and has been inspected by the PCAOB on a regular basis. The PCAOB currently has access to inspect the working papers of our auditor. Our auditor is not headquartered in mainland China or Hong Kong, and was not identified in this report as a firm subject to the PACAOB determination. Additionally, on August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “Protocol”) with the CSRC and the MOF of the People’s Republic of China, governing inspections and investigations of audit firms based in mainland China and Hong Kong. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. Our auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA as of the date of this prospectus. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCAA as and when appropriate. Although we believe that the Holding Foreign Companies Accountable Act and the related regulations do not currently affect us, we cannot assure you that there will not be any further implementations and interpretations of the Holding Foreign Companies Accountable Act or the related regulations, which might pose regulatory risks to and impose restrictions on us because of our operations in mainland China. We cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

Moreover, because we have substantial operations within the PRC, the audit workpapers prepared by our independent registered public accounting firm for auditing our Company might not be inspected by the PCAOB without the approval of the Chinese authorities. The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements. Furthermore, the Holding Foreign Companies Accountable Act, which requires that the PCAOB be permitted to inspect the issuer’s public accounting firm within three years, may result in the delisting of our Company in the future if the PCAOB is unable to inspect our accounting firm at such future time.

It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing the information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law (the “Article 177”), which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of mainland China. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within mainland China may further increase difficulties faced by you in protecting your interests.

Our principal business operation is conducted in mainland China through contractual arrangements between our WFOE and QQJ Network and its shareholders. In the event that the U.S. regulators carry out investigation on us and there is a need to conduct investigation or collect evidence within the territory of mainland China, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in mainland China under the PRC laws. The U.S. regulators may consider cross-border cooperation with securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC.

Because we are a Cayman Islands corporation and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain.

We are an exempted company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in mainland China, and substantially all of our assets are located in mainland China. In addition, all our senior executive officers reside within mainland China for a significant portion of the time and are all PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons in the Cayman Islands or in China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. See “Enforceability of Civil Liabilities.”

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States has not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of mainland China.

In addition, our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act or the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a Federal court of the United States.

We have been advised by our Cayman Islands legal counsel, Ogier, that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a United States company.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our directors and officers based on foreign laws.

As a company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in mainland China and substantially all of our assets are located in mainland China. As a result, it may be difficult for you to effect service of process or enforce judgements obtained in U.S. courts based on civil liability provisions of the U.S. federal securities laws against us and our officers and directors, as none of them currently resides in the U.S. or has substantial assets in the U.S. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States. See “Enforceability of Civil Liabilities.”

Economic conditions in China could impact our business and results of operations in both lines of our business.

The VIE entity and its subsidiaries’ business and operating results are impacted by Chinese economic conditions, such as a potential general reduction in net disposable income as a result of fiscal measures adopted by the Chinese government to address high levels of budgetary indebtedness, which may adversely affect our business, results of operations and financial condition. The most recent global financial crisis and recession resulted in large-scale business failures and tightened credit markets in China, which directly impacts the Chinese IT service market and VAT reporting service industry. Future adverse economic developments in areas such as employment levels, business conditions, interest rates, tax rates, fuel and energy costs and other matters could reduce discretionary spending and cause the industries where we operate to contract.

There may be changes in the regulations of PRC government bodies and agencies relating to ecommerce business.

PRC laws, regulations and policies concerning ecommerce business are evolving and the PRC government authorities may promulgate new laws, regulations and policies in the future. We cannot assure you that our practices would not be deemed to violate any PRC laws, regulations or policies either now or in the future.

Moreover, developments in the ecommerce industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies, which may limit or restrict the ecommerce services we offer. Furthermore, we cannot rule out the possibility that the PRC government will institute a new licensing regime covering services we provide in the future. If such a licensing regime were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be quick with little advance notice and could have a significant impact upon our ability to operate profitably in the PRC.

We conduct all of our operations and all of our revenue is generated in the PRC. Accordingly, economic, political and legal developments in the PRC will significantly affect our business, financial condition, results of operations and prospects. Policies, regulations, rules, and the enforcement of laws of the PRC government can have significant effects on economic conditions in the PRC and the ability of businesses to operate profitably. Our ability to operate profitably in the PRC may be adversely affected by changes in policies by the PRC government, including changes in laws, regulations or their interpretation, particularly those dealing with the Internet, including censorship and other restriction on material which can be transmitted over the Internet, security, intellectual property, money laundering, taxation and other laws that affect our ability to operate our businesses.

China’s economic, political and social conditions, laws and regulations, as well as possible intervention and influences of any government policies and actions are uncertain and could have a material adverse effect on our business and the value of our Ordinary Shares.

China’s economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past two to three decades, growth has been uneven, both geographically and among various sectors of the economy. Although China’s economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Changes in any of these policies, laws and regulations could adversely affect the economy in China and could have a material adverse effect on our business.

The PRC government has implemented various measures to encourage foreign investment and sustainable economic growth and to guide the allocation of financial and other resources. However, we cannot assure you that the PRC government will not repeal or alter these measures or introduce new measures that will have a negative effect on us, or more specifically, we cannot assure you that the PRC government will not initiate possible governmental actions or scrutiny to us, which could substantially affect our operation and the value of our Ordinary Shares may depreciate quickly. China’s economic, political and social conditions, as well as intervention and influences of any government policies, laws and regulations are uncertain and could have a material adverse effect on our business.

Because our business is dependent upon government policies that encourage a market-based economy, change in the political or economic climate in the PRC may impair our ability to operate profitably, if at all.

Although the PRC government has been pursuing a number of economic reform policies for more than two decades, the PRC government continues to exercise significant control over economic growth in the PRC. Because of the nature of our business, we are dependent upon the PRC government pursuing policies that encourage private ownership of businesses. Restrictions on private ownership of businesses would affect our business operation or may subject us to additional approvals or permits.

We cannot assure you that the PRC government will pursue policies favoring a market-oriented economy or that existing policies will not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting political, economic and social life in the PRC.

Because our business is conducted in RMB and the price of our Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

Our business is conducted in mainland China, our books and records are maintained in RMB, which is the currency of mainland China, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the RMB and dollar affect the value of our assets and the results of our operations in United States dollars. The value of the RMB against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue and financial condition. Further, our Ordinary Shares offered by this prospectus are offered in United States dollars, we will need to convert the net proceeds we receive into RMB in order to use the funds for our business. Changes in the conversion rate between the United States dollar and the RMB will affect that amount of proceeds we will have available for our business.

Under the PRC EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

The EIT Law and its implementing rules provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” under PRC tax laws and shall be subject to enterprise income tax for income sourced from both inside and outside China. The implementing rules promulgated under the EIT Law define the term “de facto management bodies” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. In April 2009, the State Administration of Taxation (“SAT”) issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management bodies” of a PRC-controlled enterprise that is incorporated offshore is located in China. However, there are no further detailed rules or precedents governing the procedures and specific criteria for determining “de facto management body.” Although our board of directors and management are located in the PRC, it is unclear if the PRC tax authorities would determine that we should be classified as a PRC “resident enterprise.”

If we are deemed as a PRC “resident enterprise,” we will be subject to PRC enterprise income tax on our worldwide income at a uniform tax rate of 25%, although dividends distributed to us from our existing PRC subsidiary and any other PRC subsidiaries which we may establish from time to time could be exempt from the PRC dividend withholding tax due to our PRC “resident recipient” status. This could have a material and adverse effect on our overall effective tax rate, our income tax expenses and our net income. Furthermore, dividends, if any, paid to our shareholders may be decreased as a result of the decrease in distributable profits. In addition, if we were considered a PRC “resident enterprise,” any dividends we pay to our non-PRC investors, and the gains realized from the transfer of our Ordinary Shares may be considered income derived from sources within the PRC and be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty). It is unclear whether holders of our Ordinary Shares would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. This could have a material and adverse effect on the value of your investment in us and the price of our Ordinary Shares.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the PRC EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside mainland China, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and mainland China, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC domestic company. Our PRC subsidiary is wholly-owned by our Hong Kong subsidiary. Moreover, under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the tax payer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiary must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the SAT promulgated the Notice on Issues Concerning the “Beneficial Owner” in Tax Treaties on February 3, 2018, which specifies a

“beneficial owner” shall be a person who has ownership and control over the income, and the rights and property from which the income is derived, and sets forth certain detailed factors in determining the “beneficial owner” status. In current practice, a Hong Kong enterprise shall obtain a tax resident certificate from the relevant Hong Kong tax authority to apply for the 5% preferential withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority. As of the date of this prospectus, we have not commenced the application process for a Hong Kong tax resident certificate from the relevant Hong Kong tax authority, and there is no assurance that we will be granted such a Hong Kong tax resident certificate.

Even after we obtain the Hong Kong tax resident certificate, we are required by applicable tax laws and regulations to file required forms and materials with relevant PRC tax authorities to prove that we can enjoy the 5% preferential withholding tax rate. QQJ Hong Kong intends to apply for the Hong Kong tax resident certificate and obtain the required materials and file with the relevant tax authorities when it plans to declare and pay dividends, but there is no assurance that the PRC tax authorities will approve the 5% withholding tax rate on dividends that we received from our WFOE.

The disclosures in our reports and other filings with the SEC and our other public pronouncements may be subject to the scrutiny of any regulatory bodies in the PRC.

We are regulated by the SEC and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Our SEC reports and other disclosure and public pronouncements are previously not subject to the review or scrutiny of any PRC regulatory authority. On February 17, 2023, the CSRC released the Administrative Measures and five supporting guidelines, which came into force on March 31, 2023. According to the Administrative Measures, PRC domestic enterprise conducts overseas direct or indirect offering and listing shall file with the CSRC prior to their overseas listing. Thus, we are required to file with the CSRC prior to our listing on Nasdaq. It is not clear how the CSRC may review and scrutinize our registration statement and we cannot assure you whether such scrutiny may affect our offering or listing.

We operate in an emerging and evolving market. If our market does not grow as we expect, or if we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing consumer needs, requirements or preferences, our products and solutions may become less competitive.

There are uncertainties over the size and rate at which the ecommerce market will grow, as well as whether our solutions and products will be widely adopted. Moreover, the ecommerce industry in the PRC is subject to rapid technological change, evolving industry standards, changing regulations, as well as changing consumer needs, requirements and preferences. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis. If we are unable to develop new solutions and products that satisfy our consumers and provide enhancements and new features for our existing products that keep pace with rapid technological and industry change, our business, results of operations and financial condition could be adversely affected. If new technologies emerge that are able to deliver competitive products and services at lower prices, more efficiently, more conveniently or more securely, such technologies could adversely impact our ability to compete effectively.

Our platform must also integrate with a variety of network, hardware, software platforms and technologies, and we need to continuously modify and enhance our products and platform to adapt to changes and innovation. For example, if customers adopt new software platforms or infrastructure, we may be required to develop new versions of our products to be compatible with those new software platforms or infrastructure. This development effort may require significant resources and increase our operating costs, which would adversely affect our business, results of operations and financial condition. Any failure of our products and platform to operate effectively and securely with evolving or new software platforms and technologies could reduce the demand for our products. If we are unable to respond to these changes in a cost-effective manner, our products may become less marketable and less competitive or obsolete, and our business, results of operations and financial condition could be adversely affected.

In light of recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, we are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our listing on Nasdaq, financial condition, results of operations, and the offering.

We are subject relating various risks and costs associated with to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. This data is wide ranging and relates to our investors, employees, contractors and other counterparties and third parties. Our compliance obligations include those relating to the Data Protection Act (As Revised) of the Cayman Islands and the relevant PRC laws in this regard. These PRC laws apply not only to third-party transactions, but also to transfers of information between us, our WFOE, the VIE, and the VIE’s subsidiaries, and among us, our WFOE, the VIE, and the VIE’s subsidiaries, and other parties with which we have commercial relations. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.

On June 10, 2021, the SCNPC promulgated the Data Security Law of the PRC, which became effective on September 1, 2021, it defines data in a broad way and requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. It further specifies that any entities or individuals in mainland China shall not provide any data stored within mainland China to foreign juridical or law enforcement authorities without prior approval from the competent PRC authority. We collect data during our ordinary business operation and store our data within mainland China, as the Data Security Law is relatively new, we cannot guarantee that we are in compliance with this law in all aspect, or if we are required to seek approval from competent PRC authority relating to our overseas listing, we cannot be certain that we will be able to obtain such approval at a timely manner, or at all, any failure or non-compliance could result in fines, suspension of operation or revocation of business licenses, which could have a material and adverse effect on our business, financial condition, result of operation, and the offering.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions, which requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, to speed up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities, and to improve the laws and regulations relating to data security, cross-border data flow, and management of confidential information.

On December 28, 2021, the CAC and other relevant Chinese governmental authorities jointly promulgated the Cybersecurity Review Measures which took effect on February 15, 2022, pursuant to which, network platform operators that conduct data processing activities affect or may affect national security, or that hold more than one million users’ personal information conduct overseas listing are subject to mandatory cybersecurity review. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments and risk of network data security after going public overseas.

As confirmed by our PRC counsel, Jincheng Tongda & Neal Law Firm, as of the date of this prospectus, we are not subject to cybersecurity review with the CAC as we currently do not have over one million users’ personal information and do not anticipate to collect over one million users’ personal information in the foreseeable future, and we don’t believe that our data collecting activities affect or may affect national security. However, as the cybersecurity laws and regulations are still evolving in the PRC and their implementing rules or interpretations are not definitive, we cannot guarantee that we will not be subject to cybersecurity review in the future as our businesses develop and the personal information that we collected exceed the threshold as stipulated in the Cybersecurity Review Measures, or if the CAC or other competent PRC authorities considering that our data processing activities affect or may affect national security, or if we fail to comply with any laws, regulations or rules that promulgated or to be promulgated in this regard or the requirements of the CAC. During such review, we may be required to suspend our operation or experience other disruptions to our operations. Cybersecurity review could also result in negative publicity with respect to our company and diversion of our managerial and financial resources.

Furthermore, if we were found to be in violation of applicable laws and regulations in China during such review, we could be subject to administrative penalties, such as warnings, fines, or service suspension. Therefore, cybersecurity review could materially and adversely affect our business, financial condition, and results of operations.

As there remain uncertainties regarding the further interpretation and implementation of those laws and regulations, we cannot assure you that we will be compliant with such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the regulatory authorities and become subject to fines and other sanctions. As a result, we may be required to suspend our relevant businesses, shut down our website, take down our operating applications, or face other penalties, which may materially and adversely affect our business, financial condition, and results of operations.

While we take measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us and our business partners. However, compliance with any additional laws could be expensive, and may place restrictions on our business operations and the manner in which we interact with our users. In addition, any failure to comply with applicable cybersecurity, privacy, and data protection laws and regulations could result in proceedings against us by government authorities or others, including notification for rectification, confiscation of illegal earnings, fines, or other penalties and legal liabilities against us, which could materially and adversely affect our business, financial condition, results of operations and the value of our Ordinary Shares. In addition, any negative publicity on our website or platform’s safety or privacy protection mechanism and policy could harm our public image and reputation and materially and adversely affect our business, financial condition, and results of operations.

We are subject to anti-corruption, anti-bribery, and similar laws, and noncompliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, and other anti-corruption, anti-bribery, anti-money laundering, and similar laws in China and the United States. Anti-corruption and anti-bribery laws, which have been enforced aggressively and are interpreted broadly, prohibit companies and their employees and agents from promising, authorizing, making, or offering improper payments or other benefits to government officials and others in the public sector. We leverage our business partners, including channel partners, to sell our products and solutions and host many of our facilities for our network. We may also rely on our business partners to conduct our business abroad. We and our business partners may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of our business partners and intermediaries, our employees, representatives, contractors, channel partners and agents, even if we do not explicitly authorize such activities.

We cannot assure you that all of our employees and agents have complied with, or in the future will comply with, our policies and applicable law. The investigation of possible violations of these laws, including internal investigations and compliance reviews that we may conduct from time to time, could have a material adverse effect on our business. Noncompliance with these laws could subject us to investigations, severe criminal or civil sanctions, settlements, prosecution, loss of export privileges, suspension or debarment from Chinese government contracts and other contracts, other enforcement actions, the appointment of a monitor, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, whistleblower complaints, adverse media coverage and other consequences. Other internal and government investigations, regulatory proceedings, or litigation, including private litigation filed by our shareholders, may also follow as a consequence. Any investigations, actions, or sanctions could materially harm our reputation, business, results of operations, and financial condition. Further, the promulgation of new laws, rules or regulations or new interpretations of current laws, rules or regulations could impact the way we do business in other countries in the future, including requiring us to change certain aspects of our business to ensure compliance, which could reduce revenues, increase costs, or subject us to additional liabilities.

Failure to comply with laws and regulations applicable to our business in China could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business.

Our business is subject to regulation by various governmental agencies in China, including agencies responsible for monitoring and enforcing compliance with various legal obligations, such as value-added telecommunication laws and regulations, privacy and data protection-related laws and regulations, intellectual property laws, employment and labor laws, consumer protection laws, anti-corruption and anti-bribery laws, and tax laws and regulations. In certain jurisdictions, these regulatory requirements may be more stringent than in China. These laws and regulations impose added costs on our business. Noncompliance with applicable regulations or requirements could subject us to:

•        investigations, enforcement actions, and sanctions;

•        mandatory changes to our network and products;

•        disgorgement of profits, fines, and damages;

•        civil and criminal penalties or injunctions;

•        claims for damages by our customers or channel partners;

•        termination of contracts;

•        loss of intellectual property rights;

•        failure to obtain, maintain or renew certain licenses, approvals, permits, registrations or filings necessary to conduct our operations; and

•        temporary or permanent debarment from sales to public service organizations.

If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial condition could be adversely affected. In addition, responding to any action will likely result in a significant diversion of our management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could materially harm our business, results of operations, and financial condition.

Additionally, companies in the technology industry have recently experienced increased regulatory scrutiny. Any reviews by regulatory agencies or legislatures may result in substantial regulatory fines, changes to our business practices, and other penalties, which could negatively affect our business and results of operations. Changes in social, political, and regulatory conditions or in laws and policies governing a wide range of topics may cause us to change our business practices. Further, our expansion into a variety of new fields also could raise a number of new regulatory issues. These factors could negatively affect our business and results of operations in material ways.

Moreover, we are exposed to the risk of misconduct, errors and failure to functions by our management, employees and parties that we collaborate with, who may from time to time be subject to litigation and regulatory investigations and proceedings or otherwise face potential liability and penalties in relation to noncompliance with applicable laws and regulations, which could harm our reputation and business.

We face exposure to foreign currency exchange rate fluctuations, and such fluctuations could adversely affect our business, results of operations and financial condition.

The conversion of Renminbi into foreign currencies, including the U.S. dollar, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar and other currencies, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar and other currencies in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and U.S. dollar in the future.

All of our revenues and costs are denominated in Renminbi. We are a holding company and rely on dividends paid by our subsidiary in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars and may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. As of the date of this prospectus, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure, or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

China’s economy has experienced increases in labor costs in recent years. China’s overall economy and the average wage in China are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our staff costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our consumers by increasing prices for our products or services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including housing provident fund, pension, medical insurance and unemployment insurance programs to designated government agencies for the benefit of our employees. Compared with its predecessors, the current Labor Contract Law of the PRC imposes stricter requirements on employers in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts, further increasing our labor-related costs such as by limiting our ability to terminate some of our employees or otherwise change our employment or labor practices in a cost-effective manner. In addition, as the interpretation and implementation of labor-related laws and regulations are still developing, we cannot assure you that our employment practices have been or will at all times be deemed in compliance with the labor-related laws and regulations in China. If we are subject to severe penalties in connection with labor disputes or government investigations, our business, financial condition and results of operations will be adversely affected.

Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing provident funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries of employees up to a maximum amount specified by the local government from time to time at locations where they operate their businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. If we fail to make contributions to various employee benefit plans and to comply with applicable PRC labor-related laws in the future, we may be subject to late payment penalties. We may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. Any actions by Chinese government, including any decision to intervene or influence our operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operation, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Because our principal business operation is conducted in the PRC through contractual arrangements between our WFOE and QQJ Network and substantially all of our operations are located in China, our ability to operate in China or assert contractual control over the VIE’s assets through contractual agreements may be harmed or ultimately eliminated by changes in its laws and regulations, including those relating to taxation, cyber security, data security or privacy protection, e-commerce, or customer right protection. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties. For example, the Chinese cybersecurity regulator announced on July 2, 2021, that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores.

As such, our business segments may be subject to various government and regulatory interference in the provinces in which they operate, the Chinese government may intervene or influence our operations at any time with little advance notice. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry, which could result in further material changes in our operations and could adversely impact the value of our Ordinary Shares.

On February 17, 2023, the CSRC released the Administrative Measures and five supporting guidelines, which came into effect on March 31, 2023, as well as the Notice. According to the Administrative Measures and the Notice, overseas offering and listing refers to overseas offerings by domestic companies of equity shares, depository receipts, convertible corporate bonds, or other equity-like securities, and overseas listing of the securities for trading. Overseas offering and listing, which is specifically divided into direct overseas offerings and listing and indirect overseas offerings and listing, shall be filed in accordance with the Administration Measures. According to the Notice, domestic companies that have submitted valid applications for overseas issuance and listing but have not been approved by overseas regulatory authorities or overseas stock exchanges at the date of effectiveness of the Administrative Measures can reasonably arrange the timing of filing applications and should complete the filing before the overseas issuance and listing. Our submission of a listing application will fall into the scope of overseas offering and listing provisions in the Administration Measures. Based on the foregoing, we are required to file with the CSRC in accordance with the Administrative Measures and complete the filing before the overseas issuance and listing. As of the date of this prospectus, we are in the process of preparing a report and other required materials in connection with the CSRC filing, which will be submitted to the CSRC in due course. We expect to submit any additional materials as subsequently requested by and/or respond to questions from the CSRC on a timely basis as they occur, and expect to obtain CRSC’s notification of completion of such filing prior to our proposed initial public offering and listing on the Nasdaq Stock Market. However, if we fail to comply with such filing requirements, the CSRC may order rectify such non-compliance, issue a warning, and impose a fine of not less than RMB1 million and not more than RMB10 million. These risks could completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

Furthermore, according to the Administration Measures, an overseas offering and listing is prohibited under any of the following circumstances:(1) if the intended securities offering and listing falls under specific clauses in national laws and regulations and relevant provisions prohibiting such financing activities; (2) if the intended securities offering and listing in an overseas market may endanger national security, as reviewed and determined by competent authorities under the State Council in accordance with law; (3) if, in the past three years, the domestic company or its controlling shareholders and actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy; (4) the domestic company is currently under judicial investigation for suspicion of criminal offenses or under investigation for suspicion of major violations, and no clear conclusion has been reached; (5) if there are material ownership disputes over equity held by the controlling shareholder or by shareholders under the control of the actual controllers. As of the date of this prospectus, we do not fall under any of the abovementioned circumstances that might prohibit us from overseas offering and listing.

On February 24, 2023, the CSRC, jointly with other relevant governmental authorities, issued the Confidentiality Provisions, which became effective on March 31, 2023. These provisions expanded the applicable scope of the regulation to indirect overseas offerings and listings by companies based in Mainland China and emphasized the confidentiality and archive management duties of such companies during the process of overseas offerings and listings. Due to the lack of further clarifications or detailed rules and regulations on overseas listing, there are still uncertainties as to how such rules and regulations will be interpreted or implemented and whether the PRC regulatory agencies may adopt new laws, regulations, rules, or detailed implementation and interpretation.

We must remit the offering proceeds to the PRC before they may be used to benefit our business in the PRC, and this process may take a number of months.

The proceeds of this offering must be sent back to the PRC, and the process for sending such proceeds back to the PRC may take several months after the closing of this offering. We may be unable to use these proceeds to grow our business until we receive such proceeds in the PRC. In order to remit the offering proceeds to the PRC, we will take the following actions:

First, we will open a special foreign exchange account for capital account transactions. To open this account, we must submit to SAFE certain application forms, identity documents, transaction documents, form of foreign exchange registration of overseas investments by domestic residents, and foreign exchange registration certificate of the invested company. Second, we will remit the offering proceeds into this special foreign exchange account. Third, we will apply for settlement of the foreign exchange. In order to do so, we must submit to SAFE certain application forms, identity documents, payment order to a designated person, and a tax certificate.

The timing of the process is difficult to estimate because the efficiencies of different SAFE branches can vary materially. Ordinarily, the process takes several months to complete but is required by law to be accomplished within 180 days of application. Until the abovementioned approvals, the proceeds of this offering will be maintained in an interest-bearing account maintained by us in the United States.

PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to its PRC subsidiary may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Under PRC laws and regulations, we are permitted to utilize the proceeds from this offering to fund our PRC subsidiary by making loans or providing additional capital contributions to our PRC subsidiary, subject to applicable government registration, statutory limitations on amount, and approval requirements.

Any loans made to our WFOE are subject to PRC regulations and foreign exchange loan registrations. For example, loans made by us to our WFOE to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE, or filed with SAFE in its information system. Pursuant to relevant PRC regulations, we may provide loans to our WFOE up to the larger amount of (i) the balance between the registered total investment amount and the registered capital of WFOE, or (ii) the amount equal to 2 times the net assets of WFOE, calculated in accordance with the Circular on Full-Coverage Macro-Prudent Management of Cross-Border Financing (the “PBOC Circular 9”), the Circular on Adjusting the Macro-Prudent Adjustment Parameter for Full-Covered Cross-Border Financing (the “PBOC Circular 64”), and the Circular on Adjusting the Macro-Prudent Adjustment Parameter for Cross-Border Financing (the “PBOC Circular 5”). Moreover, any medium or long-term loan to be provided by us to our WFOE must also be filed and registered with the National Development and Reform Commission (the “NDRC”). We may also decide to finance our WFOE by means of capital contributions. These capital contributions must be filed with the MOFCOM or its local counterpart and the local market regulatory authority.

On March 30, 2015, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capital of Foreign-invested Enterprises (the “SAFE Circular 19”), which took effect on June 1, 2015. Pursuant to SAFE Circular 19, up to 100% of foreign currency capital of a foreign-invested enterprise may be converted into RMB capital according to the actual operation, and within the business scope, of the enterprise at its will. Although SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond their business scope, for entrusted loans or for repayment of inter-company RMB loans. On June 9, 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account (the “SAFE Circular 16”), effective on June 9, 2016, which reiterated some rules set forth in SAFE Circular 19, but changed the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans or repay inter-company loans to a prohibition against using such capital to issue loans to non-affiliated enterprises. On October 23, 2019, SAFE issued the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, which, among other things, expanded the use of foreign exchange capital to domestic equity investment area. Non-investment foreign-funded enterprises are allowed to lawfully make domestic equity investments if such investment is authentic and comply with prevailing special administrative measures for access of foreign investments (negative list) and regulations of domestic investment projects. If our PRC subsidiary requires financial support from us in the future, and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our PRC subsidiary’s operations will be subject to statutory limits and restrictions, including those described above.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, including SAFE Circular 19, SAFE Circular 16, and other relevant rules and regulations, we cannot assure you that we will be able to complete the necessary registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiary or future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received or expect to receive from our offshore offerings to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our business, including our liquidity and our ability to fund and expand our business.

PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and the enforcement of these laws, regulations and rules involves uncertainties.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China, may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims, and accordingly, could materially and adversely affect our business and impede our ability to continue our operations. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

For example, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. The Opinions also proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-concept overseas-listed companies and the demand for cybersecurity and data privacy protection. Government policies like the Opinions and any related rules to be enacted may subject us to compliance requirement in the future.

Risks Relating to this Offering and Our Ordinary Share

There has been no public market for our Ordinary Shares prior to this offering, and you may not be able to resell our Ordinary Shares at or above the price you pay for them, or at all.

Prior to this offering, there has not been a public market for our Ordinary Shares. We have applied for the listing of our Ordinary Shares on the Nasdaq Capital Market. However, an active public market for our Ordinary Shares may not develop or be sustained after the offering, in which case the market price and liquidity of our Ordinary Shares will be materially and adversely affected.

Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and our insiders will hold a large portion of our listed securities.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. Our initial public offering will be relatively small and the insiders of our Company will hold a large portion of the company’s listed securities following the consummation of the offering. Therefore, we may be subject to the additional and more stringent criteria of Nasdaq for our initial and continued listing, which might cause delay or even denial of our listing application.

The initial public offering price for our Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The initial public offering price for our Ordinary Shares will be determined by negotiations between us and the underwriters, and does not bear any relationship to our earnings, book value or any other indicia of value. We cannot assure you that the market price of our Ordinary Shares will not decline significantly below the initial public offering price. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. Volatility in the price of our Ordinary Shares may be caused by factors outside of our control and may be unrelated or disproportionate to changes in our results of operations.

You will experience immediate and substantial dilution in the net tangible book value of Ordinary Shares purchased.

The initial public offering price of our Ordinary Shares is substantially higher than the (pro forma) net tangible book value per share of our Ordinary Shares. Consequently, assuming no exercise of over-allotment option by the underwriter, when you purchase our Ordinary Shares in the offering and upon completion of the offering, you will incur immediate dilution of US$[    ] per share, based upon the initial public offering price of US$[    ] per share, and after deducting estimated underwriters’ fees and commissions and estimated offering expenses payable by us. See “Dilution.” In addition, you may experience further dilution to the extent that additional Ordinary Shares are issued upon exercise of outstanding options we may grant from time to time.

Substantial future sales of our Ordinary Shares or the anticipation of future sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.

Sales of substantial amounts of our Ordinary Shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our Ordinary Shares to decline. An aggregate of [    ] Ordinary Shares will be issued and outstanding before the consummation of this offering and [    ] Ordinary Shares will be issued and outstanding immediately after the consummation of this offering, assuming no exercise of the underwriters’ over-allotment option. The Ordinary Shares issued and outstanding after this offering will be available for sale upon the expiration of the lock-up period ending 180 days after the closing of the offering, subject to certain restrictions. See “Shares Eligible for Future Sale.” Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the underwriters. Sales of these shares into the market could cause the market price of our Ordinary Shares to decline.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases.

If securities or industry analysts do not publish research or reports about our business, or if the publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The initial public offering price for our Ordinary Shares will be determined through negotiations between the underwriters and us and may vary from the market price of our Ordinary Shares following our initial public offering. If you purchase our Ordinary Shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of our Ordinary Shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•        actual or anticipated fluctuations in our revenue and other operating results;

•        the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•        actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•        announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•        price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•        lawsuits threatened or filed against us; and

•        other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

We may experience extreme stock price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition to the risks addressed above, our Ordinary Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices, given that we will have relatively small public floats after this offering. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects.

Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. Furthermore, the potential extreme volatility may confuse the public investors of the value of our stock, distort the market perception of our stock price and our company’s financial performance and public image, negatively affect the long-term liquidity of our Ordinary Shares, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Ordinary Shares and understand the value thereof.

Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Ordinary Shares.

We anticipate that we will use the net proceeds from this offering for working capital and other corporate purposes. Our management will have significant discretion as to the use of the net proceeds to us from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the market price of our Ordinary Shares.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Share.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. We are not subject to the requirement of Section 404 of the Sarbanes-Oxley Act of 2002, and our independent registered public accounting firm was not engaged to perform and has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the fiscal years ended September 30, 2022 and 2021, we have identified a number of control deficiencies, which include material weaknesses and significant deficiencies, in our internal control over financial reporting, as defined in the standards established by the PCAOB. Many of the deficiencies noted below were communicated to us from our independent registered public accounting firm as per their observations, which stemmed from their audits. However, as noted in their report, their audits included consideration of internal control over financial reporting as a basis for designing the audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of our internal control overall financial reporting. The material weaknesses identified are as follows: (i) a lack of accounting personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; (ii) ineffective oversight of our financial reporting and internal control by those charged with governance; and (iii) a lack of accounting policies and procedures manual that covers U. S. GAAP and SEC financial reporting requirements. The significant deficiencies identified are as follows: (1) a lack of formal internal controls over financial closing and reporting processes; and (2) a lack of a formal risk assessment process. As a result of inherent limitations, our internal control over financial reporting may not prevent or detect misstatements, errors or omissions.

In light of these material weaknesses and significant deficiencies, our management and the Company’s outsourced U.S. GAAP financial reporting consultant performed additional analyses and procedures in order to conclude that the Company’s consolidated financial statements as of September 30, 2022 and 2021, and for the two years then ended included in this prospectus on Form F-1 were fairly stated in accordance with U.S. GAAP.

To remedy our identified material weaknesses and significant deficiencies, we and the VIE have undertaken and will continue to undertake steps to strengthen our internal control over financial reporting. These measures include the following:

(i)     The VIE to hire new accounting staff and consultant with appropriate U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework.

(ii)    We and the VIE to complement and continue to develop an ongoing program in the form of online courses to provide sufficient and appropriate training for financial reporting and accounting personnel, especially training related to U.S. GAAP and SEC financial reporting requirements. We have also organized and will continue to organize regular seminars to provide the team an opportunity to communicate and discuss the courses to enhance their understanding.

(iii)   We and the VIE have assigned, and plan to continue to improve, clear oversight roles and responsibilities for accounting and financial reporting staffs to address accounting and financial reporting issues, especially for non-recurring and complex transactions, to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with SEC reporting requirements. Entries are made by accounting staffs, approved by accounting managers and reviewed by our Chief Financial Officer.

(iv)   We and the VIE have taken steps to build and enhance an internal control function. Particularly, each department within the VIE has built, and plan to continue to improve, rules for daily operations to ensure critical risks are managed and mitigated. We have also established control matrix, narrative and flow chart to facilitate self-testing and external audit. We are in the process of standardization and documentation of our daily control activities. In addition, we plan to build an internal audit and financial due diligence team to assess our compliance readiness under rule 13a-15 of the Exchange Act and improve overall internal control on a quarterly and annual basis.

(v)    We and the VIE are taking a number of measures to tackle the control deficiencies identified, including a) preparing a comprehensive accounting policies and procedures manual that covers U.S. GAAP and SEC financial reporting requirements, and ensuring that accounting personnel are familiar with and follow the manual, b) establishing a formal internal controls over financial closing and reporting processes; and c) establishing a risk assessment process that complies with the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission, a private sector organization dedicated to improving the quality of financial reporting.

We have engaged U.S GAAP and SEC reporting consultants since October 2021 to strengthen our financial reporting and accounting personnel. However, such measures have not been fully implemented and we will continue to address these material weaknesses and significant deficiencies identified in our internal control over financial reporting in participation to meet the requirements of Section 404 in a timely manner.

In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, we will be subject to Section 404 of the Sarbanes-Oxley Act of 2002, pursuant to which our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 will require that we include a report of management on our internal control over financial reporting in our second annual report on Form 20-F following the consummation of this offering. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we are no longer an “emerging growth company,” which may be up to five full years following the date of this offering. If we identify material weaknesses in our internal control over financial reporting, or if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Ordinary Shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Ordinary Shares.

We qualify as an “emerging growth company” under the JOBS Act. For as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to public companies that are not available to emerging growth companies, including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation. As an emerging growth company, we also will not be subject to Section 404(b) of the Sarbanes-Oxley Act of 2002, which would require that our independent auditors audit our internal control over financial reporting. In addition, as an emerging growth company, we have elected to take advantage of the extended transition periods for adopting new or revised financial accounting standards until the date they are required to be adopted by private companies (however, if any new or revised financial accounting standards would not apply to private companies, we would not be able to delay their adoption). As a result of our election to take advantage of the extended transition periods for implementing new or revised accounting standards, our financial statements may not be comparable to those of public companies that adopt and comply with new or revised financial accounting standards as of an earlier date. Investors may find our Ordinary Shares less attractive since we have chosen to rely on these exemptions. If some investors find our Ordinary Shares less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our Ordinary Shares and the price of our Ordinary Shares may be more volatile. See “Implications of Our Being an ‘Emerging Growth Company’.”

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies. As an “emerging growth company” pursuant to the JOBS Act, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costlier. After we are no longer an “emerging growth company,” we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance increased disclosure requirements.

Since Mr. Hao Jiang and Mr. Chuanyong Zhang will be able to exercise more than 60% of the total voting power of our issued and outstanding share capital following the offering, Mr. Hao Jiang and Mr. Chuanyong Zhang will have the ability to elect directors and approve matters requiring shareholder approval.

Mr. Hao Jiang and Mr. Chuanyong Zhang are currently the beneficial owner of 100,000 ordinary share or 100% of our outstanding shares, which are directly held by QQJ Inc., a BVI entity 60% owned by Mr. Hao Jiang and 40% by M. Chuanyong Zhang. After the offering, Mr. Jiang and Mr. Zhang will be able to exercise approximately [  ]% of the total voting power of our issued and outstanding share capital. As result, Mr. Jiang and Mr. Zhang will be able to exert significant voting influence over fundamental and significant corporate matters and transactions. Depending on the percentage, they may have the power to elect all directors and approve all matters requiring shareholder approval without the votes of any other shareholder. They will also have significant influence over a decision to enter into any corporate transaction and has the ability to prevent any transaction that requires the approval of shareholders, regardless of whether or not our other shareholders believe that such transaction is in our best interests. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our Ordinary Shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their Ordinary Shares.

We are, and following the completion of this offering, will continue to be a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are, and following the completion of this offering, will continue to be a “controlled company” as defined under the Nasdaq Stock Market Rules because two of our principal shareholders, Mr. Hao Jiang and Mr. Chuanyong Zhang, will beneficially own more than 50% of voting power for the election of directors. For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

•        an exemption from the rule that a majority of our board of directors must be independent directors;

•        an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

•        an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We expect to qualify as a foreign private issuer upon the completion of this offering. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer immediately following the completion of this offering, we may cease to qualify as a foreign private issuer in the future.

Anti-takeover provisions in our memorandum and articles of association may discourage, delay or prevent a change in control.

Some provisions of our memorandum and articles of association, which will become effective upon the completion of this offering, may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including, among other things, the following:

•        provisions that authorize our board of directors to issue shares with preferred, deferred or other special rights or restrictions without any further vote or action by our shareholders; and

•        provisions that restrict the ability of our shareholders to call meetings and to propose special matters for consideration at shareholder meetings

Our board of directors may decline to register transfers of Ordinary Shares in certain circumstances.

Our board of directors may, in its sole discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares conceded are free of any lien in favor of us; or (vi) a fee of such maximum sum as Nasdaq Capital Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

You may be unable to present proposals before general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles of association allows our shareholders holding shares representing in aggregate at least ten per cent of the right to vote at general meetings, to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting. Although our articles of association does not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders, any shareholder may submit a proposal to our Board of Directors for consideration of inclusion in a proxy statement. Advance notice of at least seven clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of the total issued voting shares in our company.

If we are classified as a passive foreign investment company, United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

•        At least 75% of our gross income for the year is passive income; or

•        The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our 2019 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year, which in our case is the calendar year. Although the law in this regard is unclear, we are treating QQJ Network as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with QQJ Network, and as a result, we are treating QQJ Network as our wholly-owned subsidiary for U.S. federal income tax purposes. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value. Therefore, the income and assets of QQJ Network should be included in the determination of whether or not we are a PFIC in any taxable year.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

Our Ordinary Shares may trade under $5.00 per share and thus will be a penny stock. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our shares.

Our Ordinary Shares may trade below $5.00 per share after listing. As a result, our Ordinary Shares would be known as a “penny stock,” which is subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stock. The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Depending on market fluctuations, our Ordinary Shares could be considered to be a “penny stock.” A penny stock is subject to rules that impose additional sales practice requirements on broker/dealers who sell these securities to persons other than established Members and accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, the broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase. The broker/dealer must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of broker/dealers to sell our securities, and may negatively affect the ability of holders of shares of our Ordinary Shares to resell them. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the stock is often volatile and you may not be able to buy or sell the stock when you want to.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements,” all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•        future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

•        our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals;

•        current and future economic and political conditions;

•        changes in the regulations of PRC government bodies and agencies relating to ecommerce business;

•        our ability to continue to operate through the VIE structure;

•        our capital requirements and our ability to raise any additional financing which we may require;

•        our ability to protect our intellectual property rights and secure the right to use other intellectual property that we deem to be essential or desirable to the conduct of our business;

•        our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

•        overall industry and market performance; and

•        other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a Cayman Islands company incorporated on July 29, 2021 as an exempted company with limited liability. Exempted companies are Cayman Islands companies wishing to conduct business outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Companies Act. As an exempted company, we have applied for and received a tax exemption undertaking from the Cayman Islands government that, in accordance with section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of our shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by us to our shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of us.

All of our assets are located in the PRC. In addition, all of our directors and officers are nationals or residents of the PRC and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Henry He as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Cayman Islands

We have been advised by our Cayman Islands legal counsel, Ogier, that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

PRC

JT&N, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of China would:

•        recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•        entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

JT&N has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the jurisdiction where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. However, it would be difficult for foreign shareholders to establish sufficient nexus to the PRC by virtue only of holding our Ordinary Shares.

CORPORATE HISTORY AND STRUCTURE

We were incorporated in the Cayman Islands on July 29, 2021. QQJ Technology Limited, our wholly-owned subsidiary, was incorporated in Hong Kong on August 24, 2021. Renmi E-Commerce (Hangzhou) Co., Ltd. (“WFOE”), QQJ Technology Limited’s wholly owned subsidiary, was organized pursuant to PRC laws on October 13, 2021.

The variable interest entity, QQJ Network Technology Co., Ltd., which we refer to as the VIE, was acquired by our beneficial shareholders Mr. Hao Jiang and Mr. Chuanyong Zhang from Ms. Zhengyun Xie and Ms. Xiaomei Zhang, two individual related parties, on April 15, 2021. Upon completion of share transfer on April 15, 2021, Mr. Hao Jiang and Mr. Chuanyong Zhang hold 60% and 40% of the equity interest in QQJ Network, respectively.

•        In April 2021, QQJ Network acquired 100% of the equity interest in Shanghai Yaozhibo Culture Communication Co., Ltd from Hemeihui E-Commerce Co., Ltd., a related party, and it has become a wholly-owned subsidiary of QQJ Network since April 9, 2021.

•        In April 2021, QQJ Network acquired 100% of the equity interest in Hedi (Shanghai) Network Technology Co., Ltd from Ms. Tingting Jiang and Mr. Yangyang Cui, two individual related parties, and it has become a wholly-owned subsidiary of QQJ Network since April 9, 2021.

•        In September 2021, QQJ Network acquired 100% of the equity interest in Nanning Jiuzhibo Network Technology Co., Ltd from Shanghai Jiuyue Network Technology Co., Ltd, a related party, and it has become a wholly-owned subsidiary of QQJ Network since September 13, 2021.

•        Renmi (Hangzhou) Network Technology Co., Ltd, a wholly-owned subsidiary of QQJ Network, was incorporated on September 26, 2021 in Hangzhou City, Zhejiang Province, the PRC, pursuant to PRC laws.

•        In February 2022, QQJ Network acquired 100% of the equity interest in Qianyi (Hangzhou) Network Technology Co., Ltd from Hangzhou Guoao Holding (Group) Co., Ltd, formerly known as Guoao (Hangzhou) Enterprise Management Co., Ltd, an independent third party, and it has become a wholly-owned subsidiary of QQJ Network since February 18, 2022.

On December 7, 2021, the Company consummated a reorganization, pursuant to which, WFOE, QQJ Network and its shareholders entered into a series of contractual arrangements, also known as VIE agreements. Such agreements are described under “Prospectus Summary — Contractual Arrangements between WFOE and QQJ Network.

QQJ Inc. is a holding company with no business operation other than holding the shares in QQJ Hong Kong and QQJ Hong Kong is a pass-through entity with no business operation. WFOE is exclusively engaged in the business of managing the operation of QQJ Network.

The VIE Structure

We are an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations, our operations were conducted in China by our WFOE and through contractual arrangements, which also known as VIE Agreements, with QQJ Network and its shareholders. This is an offering of the Ordinary Shares of the offshore holding company in Cayman Islands. You are not investing in QQJ Network, the VIE. Neither we, QQJ Hong Kong, nor WFOE own any share in QQJ Network. Instead, we have power over and receive the economic benefits of QQJ Network’s business operation through a series of contractual arrangements, also known as VIE Agreements, dated December 7, 2021.

Our corporate structure as of the date of this prospectus is as follows:

QQJ INC
Cayman Islands, 2021
"Company"
QQJ Technology limited
HONG KONG, 2021
"QQJ Hong Kong"
100%
Offshore
Onshore
Renmi E-commerce
(Hangzhou) Co., LTD
PRC, 2021
"WFOE"
Contractual arrangements
QQJ Network Technology Co., Ltd
PRC, 2017
"QQJ Network"
100%
100%
100%
100%
100%
Shanghai Yaozhibo Culture
Communication Co., LTD
PRC, 2019
Nanning Jiuzhibo Network
Technology Co., LTD
PRC, 2021
Hedi (Shanghai) Network
Technology Co., LTD
PRC, 2020
Renmi (Hangzhou) Network
Technology Co., LTD
PRC, 2021
Qianyi (Hangzhou) Network
Technology Co., Ltd
RPC, 2020

The VIE Agreements included: Exclusive Consulting Service Agreement, Equity Pledge Agreement, Exclusive Option Agreement, Powers of Attorney and the Spouse’s Consent. Under the VIE Agreements, the VIE shall pay service fees equal to all of its net income to WFOE, and WFOE has the power to direct the activities of the VIE that can significantly impact the VIE’s economic performance and is obligated to absorb losses, or the right to receive benefits from the VIE, which makes the WFOE the primary beneficiary of the VIE for accounting reporting purposes. Because our economic interest in the VIE is more than insignificant exposure to potential losses of or benefits from it, and we have power over the most significant economic activities of the VIE, we have consolidated the financial results of the VIE in our consolidated financial statements under generally accepted accounting principles in the U.S. (“U.S. GAAP”).

However, the economic interest in and the power over the VIE are based on contractual agreements and are not equivalent to equity ownership in the business of the VIE, and the structure involves unique risks to investors. Because we do not hold equity interests in the VIE, the VIE Agreements may not be as effective in providing control over QQJ Network as direct ownership. Also, the VIE Agreements have not been tested in a court of law, and we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of internet technology companies, regulatory review of oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the VIE Agreements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard that could disallow the VIE structure, which would likely result in a material change in our operations and the value of Ordinary Shares may depreciate significantly or become worthless.

We may also subject to sanctions imposed by PRC regulatory agencies including the CSRC, if we fail to comply with their rules and regulations. See “Risk Factors — Risks Relating to Our Corporate Structure,” “Risk Factors — Risks Relating to Doing Business in the PRC” and “Risk Factors — Risks Relating to This Offering and Our Ordinary Shares” for more information.

We are subject to certain legal and operational risks associated with the VIE’s operations in China. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and therefore, these risks may result in a material change in the VIE’s operations, significant depreciation of the value of our Ordinary Shares, or a complete hindrance of our ability to offer or continue to offer our securities to investors. Recently, the

PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. exchange. See “Risk Factors — Risks Relating to Doing Business in the PRC — PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably,” and “Risk Factors — Risks Relating to Doing Business in the PRC — The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. Any actions by Chinese government, including any decision to intervene or influence our operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operation, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless” for more information.”

We cannot assure you that the PRC courts or regulatory authorities may not determine that our corporate structure and VIE Agreements violate PRC laws, rules or regulations. If the PRC courts or regulatory authorities determine that our contractual arrangements are in violation of applicable PRC laws, rules or regulations, the VIE Agreements will become invalid or unenforceable, and QQJ Network will not be treated as a VIE and we will not be entitled to treat QQJ Network’s assets, revenue and results of operations as our assets, which could effectively eliminate the assets, revenue and net income of QQJ Network from our balance sheet, which would most likely require us to cease conducting our business and would result in the delisting of our Ordinary Shares from Nasdaq Capital Market after this offering and a significant impairment in the market value of our Ordinary Shares. If the VIE structure is determined to be in violation of any existing or future PRC laws, rules or regulations, or if our WFOE or the VIE fails to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including: imposing fines on the WFOE or the VIE, revoking the business and operating licenses of WFOE or the VIE, discontinuing or restricting the operations of WFOE or the VIE; imposing conditions or requirements with which we, WFOE, or the VIE may not be able to comply; requiring us, WFOE, or the VIE to restructure the relevant ownership structure or operations which may significantly impair the rights of the holders of our Ordinary Shares; and restricting or prohibiting our use of the proceeds from our initial public offering to finance our business and operations in China.

Contractual Arrangements between WFOE and QQJ Network.

Due to PRC legal restrictions on foreign ownership in value-added telecommunications sector, neither we nor our subsidiaries own any equity interest in QQJ Network. Instead, we have power over and receive the economic benefits of QQJ Network’s business operation through a series of contractual arrangements, also known as VIE agreements. This is an offering of the Ordinary Shares of the offshore holding company in Cayman Islands. You are not investing in QQJ Network, the VIE.

WFOE, QQJ Network and its shareholders entered into a series of contractual arrangements, also known as VIE Agreements, on December 7, 2021. Under the VIE Agreements, the VIE shall pay service fees equal to all of its net income to WFOE, and WFOE has the power to direct the activities of the VIE that can significantly impact the VIE’s economic performance and is obligated to absorb losses, or the right to receive benefits from the VIE, which makes WFOE the primary beneficiary of the VIE for accounting reporting purposes. Because our economic interest in the VIE is more than insignificant exposure to potential losses of or benefits from it, and we have power over the most significant economic activities of the VIE, we have consolidated the financial results of the VIE in our consolidated financial statements under generally accepted accounting principles in the U.S. (“U.S. GAAP”).

The VIE structure has its inherent risks that may affect your investment, including less effectiveness and certainties than direct ownership and potential substantial costs to enforce the terms of the VIE Agreements and has not been tested in a court of law. We, as a Cayman Islands holding company, may have difficulty in enforcing any rights we may have under the VIE Agreements with the VIE and its shareholders in PRC because all of the VIE Agreements are governed by the PRC laws and provide for the resolution of disputes through arbitration in the PRC, where legal environment in the PRC is not as developed as in the United States. Furthermore, these VIE Agreements may not be enforceable in China if PRC government authorities or courts take a view that such VIE Agreements contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these VIE Agreements, we may not be able to effectively direct QQJ Network’s activities, and our ability to conduct our business may be materially and adversely affected.

Each of the VIE Agreements is described in detail below:

Exclusive Consulting Service Agreement

Pursuant to the Exclusive Consulting Service Agreement between QQJ Network and WFOE, WFOE provides QQJ Network with technical support, consulting services and other services relating to its day-to-day business operations on an exclusive basis, utilizing its advantages in technology, business management and information. For services rendered to QQJ Network by WFOE under this agreement, WFOE is entitled to collect a service fee that is equal to 100% of the net income of QQJ Network and shall be paid on a monthly basis in accordance with the consulting service actually provided by WFOE. Both parties agree that, WFOE has the right, solely at its discretion, to determine the amount of the fees to be paid based on the services actually provided by WFOE in that month and the operation needs of QQJ Network.

The Exclusive Consulting Service Agreement shall remain in effect permanently unless it is terminated early (i) through mutual agreement by both parties, (ii) upon the occurrence of any statutory events which will cause any discontinuing operation of either party, (iii) as provided by laws and regulations or according to the requirements of relevant authorities, or (iv) upon the completion of transfer of all the equity interests and/or asserts of QQJ Network to WFOE or its designee(s) in accordance with the Exclusive Option Agreement.

Equity Pledge Agreement

Under the Equity Pledge Agreement between WFOE, QQJ Network and its shareholders, which together holding 100% of the equity interests in QQJ Network (“Shareholders”), the Shareholders agree to pledge all of their equity interests in QQJ Network to WFOE to guarantee the performance of QQJ Network’s obligations under the Exclusive Consulting Service Agreement. Under the terms of this agreement, WFOE, as the pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged equity interests. The Shareholders also agree that upon occurrence of any event of default, as set forth in the Equity Pledge Agreement, WFOE is entitled to dispose of the pledged equity interest in accordance with applicable PRC laws. The Shareholders further agree not to dispose any of the pledged equity interests or take any actions that would prejudice WFOE’s interest.

The Equity Pledge Agreement shall be effective until all payments due under the Exclusive Consulting Service Agreement have been paid by QQJ Network. WFOE shall cancel or terminate the pledge upon QQJ Network’s full payment of fees payable under the Exclusive Consulting Service Agreement, or upon the transfer of equity interests under the Exclusive Option Agreement.

The purposes of the Equity Pledge Agreement are to (1) guarantee the performance of QQJ Network’s obligations under the Exclusive Consulting Service Agreement, (2) ensure the Shareholders do not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice WFOE’s interests without WFOE’s prior written consent, and (3) provide WFOE control over QQJ Network as the pledgee.

Exclusive Option Agreement

Under the Exclusive Option Agreement, the Shareholders irrevocably granted WFOE (or its designee) an exclusive right to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, a portion or whole of the equity interests in QQJ Network held by the Shareholders. The purchase price shall be RMB1 or the minimum price as permitted by the PRC laws and regulations, adjustment to the purchase price may be made by both parties if appraisal is required by the PRC laws and regulations at the time that WFOE exercises its purchase option.

The Exclusive Option Agreement shall remain effective unless all the equity interests held by the Shareholders and/or all the assets of QQJ Network have been legally transferred to WFOE or its designee, and WFOE shall in any event be entitled to terminate this agreement by a thirty days prior written notice to QQJ Network and its shareholders.

Powers of Attorney

Under each Power of Attorney, each Shareholder authorizes WFOE to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders, including but not limited to: (a) the attendance of the shareholder’s meeting; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the PRC laws and the Articles of Association of QQJ Network, including but not limited to the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director and/or director, supervisor, general manager and other senior management members of QQJ Network.

Each of the Powers of Attorney shall be irrevocable and continuously valid from the date of its execution, and shall remain effective so long as the relevant Shareholder is a shareholder of QQJ Network.

The Exclusive Option Agreement, together with the Equity Pledge Agreement and the Powers of Attorney, enable WFOE to effectively direct QQJ Network’s activities.

Spouse’s Consent

The spouses of the Shareholders of QQJ Network have each signed a spousal consent letter, pursuant to which, the signing spouse unconditionally and irrevocably has agreed to the execution by his or her spouse of the above-mentioned Equity Pledge Agreement, Exclusive Option Agreement and Power of Attorney, and that his or her spouse may perform, amend or terminate such agreements without his or her consent. In addition, in the event that the spouse obtains any equity interest in QQJ Network held by his or her spouse for any reason, he or she agrees to be bound by and sign any legal documents substantially similar to the contractual arrangements entered into by his or her spouse, as may be amended from time to time.

Permission Required from the PRC Authorities for The VIE’s Operation

As advised by our PRC counsel, JT&N, we are currently not required to obtain permission from any of the PRC authorities to operate and issue our Ordinary Shares to foreign investors. In addition, as of the date of this prospectus, we, our subsidiaries, or VIE are not required to obtain permission or approval from the PRC authorities including the CSRC or the CAC for the VIE’s operation, nor have we, our subsidiaries, or VIE received any denial for the VIE’s operation. However, recently, the Chinese government promulgated a series of statements and actions to regulate business operations in China with limited advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structures, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts with respect to anti-monopoly enforcement.” For example, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. The Opinions also proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-concept overseas-listed companies and the demand for cybersecurity and data privacy protection.

Furthermore, on February 17, 2023, the CSRC released the Administrative Measures and five supporting guidelines, which came into force on March 31, 2023. According to the Administrative Measures, PRC domestic enterprise conducts overseas direct or indirect offering and listing, including enterprise that using variable interest entity structures, also known as VIE structures, shall file with the CSRC prior to their overseas listing. Thus, we are required to file with the CSRC prior to our listing on Nasdaq.

Dividend Distributions or Assets Transfer among the Company, its Subsidiaries and the VIE

We intend to keep any future earnings to re-invest in and finance the expansion of our business, and we do not anticipate that any cash dividends will be paid or any assets will be transferred in the foreseeable future. As of the date of this prospectus, there has been no distribution of dividends or assets among the Company, its subsidiaries or the

VIE. Under Cayman Islands law, a Cayman Islands company may pay dividends on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid out of the share premium account if this would result in the company being unable to pay its debts due in the ordinary course of business immediately following the date on which the dividend is proposed to be paid. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, QQJ Technology Limited.

Current PRC regulations permit our indirect PRC subsidiary, or our WFOE, to pay dividends to QQJ Hong Kong only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our WFOE and the VIE are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of mainland China. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiary and the VIE in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. If we or our subsidiaries are unable to receive all of the revenues from our operations through the current VIE Agreements, we may be unable to pay dividends on our Ordinary Shares.

In order for us to pay dividends to our shareholders, we will rely on payments made from QQJ Network to WFOE, pursuant to VIE Agreements between them, and the distribution of such payments to QQJ Hong Kong as dividends from WFOE. Certain payments from QQJ Network to WFOE are subject to PRC taxes, including enterprise income taxes and VAT.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. If we are considered as a PRC resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate up to 10.0%.

Pursuant to the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of equity interest in a PRC domestic entity. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong entity must be the beneficial owner of the relevant dividends; and (b) the Hong Kong entity must directly hold no less than 25% share ownership in the PRC domestic entity during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the preferential 5% withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our WFOE to QQJ Hong Kong. As of the date of this prospectus, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. QQJ Hong Kong intends to apply for the tax resident certificate when WFOE plans to declare and pay dividends to it. See “Risk Factors — Risks Relating to Our Corporate Structure — There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us and based upon an initial public offering price of US$[    ] per Ordinary Share, of approximately $[    ] (excluding any exercise of the underwriters’ over-allotment option).

We plan to use the net proceeds we receive from this offering for the following purposes:

Use of net proceeds
Attracting new users, increasing GMV, and expanding our sales channels through social media and in-person marketing and promotion activities	approximately US$[ ]
Augumenting the personnel base and increasing on-the-job training	approximately US$[ ]
Upgrading our mobile application, platform, and information technology infrastructure	approximately US$[ ]
General working capital	approximately US$[ ]
Total	US$[ ]

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid out of the share premium account if this would result in the company being unable to pay its debts due in the ordinary course of business immediately following the date on which the dividend is proposed to be paid.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, QQJ Technology Limited.

Current PRC regulations permit our indirect PRC subsidiary to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our WFOE and the VIE and its subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of mainland China. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiary and affiliates in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations through the current VIE Agreements, we may be unable to pay dividends on our Ordinary Shares.

In order for us to pay dividends to our shareholders, we will rely on payments made from QQJ Network to WFOE, pursuant to VIE Agreements between them, and the distribution of such payments to QQJ Hong Kong as dividends from our WFOE. Certain payments from our QQJ Network to WFOE are subject to PRC taxes, including enterprise income tax and VAT. In addition, if QQJ Network or our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%. See “Taxation — PRC Taxation.”

Pursuant to the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of the equity interest in a PRC domestic entity. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong entity must be the beneficial owner of the relevant dividends; and (b) the Hong Kong entity must directly hold no less than 25% share ownership in the PRC domestic entity during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% preferential withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiary to QQJ Hong Kong. As of the date of this prospectus, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. QQJ Hong Kong intends to apply for the tax resident certificate when WFOE plans to declare and pay dividends to QQJ Hong Kong. See “Risk Factors — Risk Relating to Our Corporate Structure — There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2023:

•        on an actual basis; and

•        on a pro forma as adjusted basis to reflect the issuance and sale of the Ordinary Shares by us in this offering at the initial public offering price of US$[    ] per Ordinary Share, after deducting the estimated commissions to the underwriters and the estimated offering expenses payable by us.

You should read this capitalization table in conjunction with “Use of Proceeds,” “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	March 31, 2023
	Actual US$	Pro Forma As Adjusted US$
Equity
Ordinary shares (US$0.00001 par value; 100,000 issued and outstanding on an actual basis, [ ] issued and outstanding on a pro forma as adjusted basis)	1
Additional paid-in capital(1)	7,826,636
Statutory reserves	186,239
Accumulated deficits	(410,049)
Accumulated other comprehensive loss	(310,654)
Total equity	7,292,173
Total capitalization	7,292,173

____________

(1)      Pro forma additional paid in capital reflects the net proceeds we expect to receive, after deducting underwriting fee, underwriters’ expense allowance and other expenses. We expect to receive net proceeds of (a) approximately $[        ] ($[        ] offering, less underwriting fee of $[ ] and offering expenses of approximately $[        ]).

          A US$1.00 increase (decrease) in the initial public offering price of US$[        ] per Ordinary Share would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$[        ] million, assuming the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

DILUTION

If you invest in our Ordinary Shares, your interest will be diluted for each Ordinary Share you purchase to the extent of the difference between the initial public offering price per Ordinary Share and our net tangible book value per Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Ordinary Share is substantially in excess of the net tangible book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Ordinary Shares.

Our net tangible book value as of March 31, 2023 was approximately US$6.95 million, or US$69.50 per Ordinary Share. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities and offering cost. Dilution is determined by subtracting the as adjusted net tangible book value per Ordinary Share from the initial public offering price per Ordinary Share and after deducting the estimated commissions to the underwriters and the estimated offering expenses payable by us.

Dilution results from the fact that the per Ordinary Shares offering price is substantially in excess of the book value per Ordinary Shares attributable to the existing shareholders for our presently outstanding Ordinary Shares. After giving effect to our issuance and sale of [        ] shares in this Offering at an offering price of $[        ] per share, assuming no exercise of over-allotment and after deducting the estimated underwriting discounts and offering expenses payable by us, the pro forma as adjusted net tangible book value as of [        ], 2023 would have been $[        ], or $[        ] per share. This represents an immediate increase in net tangible book value to existing shareholders of $[        ] per share. The Offering Price per share will significantly exceed the net tangible book value per share. Accordingly, new investors who purchase shares in this Offering will suffer an immediate dilution of their investment of $[        ] per share. The following table illustrates this per share dilution to the new investors purchasing shares in this Offering:

	Post-Offering(1)		Full Exercise of Over-allotment Option
Initial public offering price per Ordinary Share	$		$
Net tangible book value per Ordinary Share as of March 31, 2023		$69.50	$
Increase in pro forma as adjusted net tangible book value per ordinary share attributable to new investors purchasing Ordinary Shares in this offering	$		$
Pro forma as adjusted net tangible book value per Ordinary Share attributable to payments by new investors	$		$
Amount of dilution in net tangible book value per Ordinary Share to new investors in the offering	$		$

____________

(1)      Assumes that the underwriters’ over-allotment option has not been exercised.

Post-Offering Ownership

The following charts illustrate our pro forma proportionate ownership, upon completion of this Offering by present shareholders and investors in this Offering, compared to the relative amounts paid by each. The charts reflect payment by present shareholders as of the date the consideration was received and by investors in this Offering at the offering price without deduction of commissions or expenses. The charts further assume no changes in net tangible book value other than those resulting from the offering.

	Ordinary Shares purchased		Total consideration		Average price per ordinary Share
	Number	Percent	Amount	Percent
(US$ in thousands)
Existing shareholders		%	$	%	$
New investors		%	$	%	$
Total		100%		$100%	$

The as adjusted information as discussed above is illustrative only.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Risk Factors” and elsewhere in this prospectus. See “Cautionary Statement About Forward-Looking Statements.”

Introduction and overview of the Company

We are an offshore holding company conducting our operations in China through QQJ Network Technology Co., Ltd. (“QQJ Network”), the variable interest entity, and its subsidiaries. This is an offering of the Ordinary Shares of the offshore holding company. You are not investing in QQJ Network, the VIE. Neither we nor our subsidiaries own any share or equity interest in QQJ Network. Instead, we direct the activities and receive the economic benefits of QQJ Network’s business operation through a series of contractual arrangements dated December 7, 2021 (the “Contractual Arrangements”). For the descriptions of the Contractual Arrangements, please see “Corporate Information — Our History and Corporate Structure — Contractual Arrangements between WFOE and QQJ Inc,” for descriptions of the Contractual Arrangements.

We, operating through the VIE, QQJ Network, and its PRC subsidiaries, are an innovative e-commerce platform that builds an integrated ecosystem of business, shopping, entertainment, and social media for people aged 40 and older. Our Quanqiujia mobile platform is based on S2B2C model. In S2B2C, we use a powerful data-driven supply chain platform to connect suppliers (S) and hundreds of thousands of businesses (B) that serve consumers (C). For S, our platform selects suppliers through vigorous screening process to offer products across a large variety of categories. For B, we utilize our e-commerce platform for mini businesses to sell the products to C and enable B to build up their e-commerce operation through our social shopping network. For C, we offer attractive products with competitive price and features that address the needs of their age groups. We commenced business operations and started generating revenues since June 2021. We generate revenue from charging e-commerce facilitation service fee on each product sold by B on our platform.

We are an innovative e-commerce platform that builds an integrated ecosystem of business, shopping, entertainment, and social media for people aged 40 and older. For the six months ended March 31, 2023 and 2022, our GMV was $20.4 million and $33.1 million, respectively. For the six months ended March 31, 2023, the number of total orders placed on our mobile platform was approximately 0.9 million, implying average daily orders of 4,830. For the six months ended March 31, 2023, we also linked 735 suppliers, who are our customers in our sale facilitation business, offering over 856 different product lines and reach to approximately 733,000 registered consumers. For the same period, we generated $3.8 million and $6.7 million in revenue and incurred net income of $0.2 million and $1.1 million, respectively.

For the years ended September 30, 2022 and 2021, our GMV was $52.1 million and $34.3 million, respectively. For the years ended September 30, 2022 and 2021, we generated $12.8 million and $3.8 million in revenue and incurred net income of $1.1 million and net loss of $0.6 million, respectively.

Quanqiujia Platform

We conduct our social e-commerce business primarily through our Quanqiujia app and mini programs available in major social platforms in China, including WeChat and Douyin to promote our platform and products. Through these promotional channels, potential users can learn about our platform and visit our mobile apps. Our members can easily share the mini programs and links to the products with their family, friends and other social contacts who may be interested in buying products on our platform. The promotional interfaces visually aid the shopping experience on our platform, and enable effective dissemination of product information on a large scale at low costs.

Our Product Offerings

Third-party suppliers provide a comprehensive suite of product and services on our platform, including apparel, shoes, bags, mother and childcare products, food and beverage, groceries, electronic appliances, furniture and household goods, cosmetics and other personal care items, health and nutrition supplements, sports and fitness items, auto accessories, outdoor and travel products, pet supplies, books, and office supplies. As of March 31, 2023, QQJ Network’s aggregate GMV was $106.8 million, with a few leading categories demonstrating significant GMV.

Factors Affecting Our Results of Operations

As WFOE is the primary beneficiary of QQJ Network and its subsidiaries under the Contractual Arrangements and has consolidated the financial results of QQJ Network and its subsidiaries, we believe the following key factors affect our financial condition and results of operations:

Membership Loyalty and Growth of Our Members — In our S2B2C model, our members play an important role in our business growth. We adopt curated commerce model to empower our members who are largely mini businesses, key opinion leaders (KOL) or key opinion consumers (KOC) to identify suppliers, connect to their private domain traffic and facilitate purchase with consumers. We also accumulate comprehensive user data which would help us improving our choice of suppliers and product category. Maintaining the relationship with our current members and to expand the number of members effectively markets our platform, leading to increase in our customer base and ultimately our revenue. To attract and maintain our relationship with our members, we award members, along with other sales channels, a portion of the purchase price we generated from consumers using the product links shared by them.

For the six months ended March 31, 2023 and 2022, we shared awards with our sales channels in the amount of approximately $0.6 million and $1.6 million, respectively. For the years ended September 30, 2022 and 2021, we shared awards with our sales channels in the amount of approximately $5.2 million and $1.6 million, respectively. The awards with our sales channels were charged to cost of revenues as occurred.

Steady and Diversified Product Supplies — We provide a comprehensive suite of product and services on our platform, including but not limited to apparels, cosmetics and other personal care items and health and nutrition supplements, provide by suppliers we work with. We source suppliers and procure products from our understanding of the consumers’ needs and preferences, their behaviors and market trends. We rely on our supplier in offering trending and quality products to satisfy our consumers. For the six months ended March 31, 2023, we worked with 735 suppliers who offer over 46,591 standard product units, or SPUs in 22 categories. We maintain our relationship and effectively expand our supplier selection base where we remove the intermediate links and thereby increases the profit for our suppliers.

Key Financial Performance Indicators

We consider a variety of financial and operating measures in assessing the performance of our business. The key financial performance measures we use are revenue and gross profit and gross margin. Our review of these indicators facilitates timely evaluation of the performance of our business and effective communication of results and key decisions, allowing our business to respond promptly to competitive market conditions and different demands and preferences from our customers and the consumers. The key measures that we use to evaluate the performance of our business are set forth below and are discussed in greater detail under “Results of Operations”:

Revenue and GMV

Our revenue is derived primarily from facilitation service fees we charge to our customers in exchange for our effort of facilitating their business through the operation of our e-commerce platform. We did not conduct substantial operations until fiscal 2021, and we aim to achieve stable growth in our revenue by increasing our GMV, which helps attract more customers who are willing to facilitate their business using our platform. Our revenue is affected by our ability to maintain and increase GMV, which is a direct representation of the users on the platform. In addition, revenue is also impacted by competition, current economic conditions, pricing and inflation.

As of March 31, 2023, QQJ Network’s aggregate GMV was $106.8 million, with a few leading categories demonstrating significant GMV.

GMV for nutrition supplements reached $6.4 million, GMV for virtual cards was $2.6 million, GMV for food was $2.5 million, GMV for shoes, bags, luggage and accessories was $1.6 million, and GMV for new health marketplace was $0.7 million, for the six months ended March 31, 2023.

GMV for nutrition supplements reached $12.1 million, GMV for shoes, bags, luggage and accessories was $10.1 million, and GMV for food was $12.5 million, GMV for new health marketplace was $5.5 million, GMV for clothes was $3.9 million, for the year ended September 30, 2022.

Gross Profit

Gross profit is the difference between revenue and the cost of revenue. Our cost of revenue consists primarily of the sales commission, which are awards shared with our sales channels when new users open their shared product links and make purchases. Our sales channels include our members, customers, consumers and others who share product links. The cost of awards shared with our sales channels accounts for the largest portion of our cost of revenue. Cost of sales channels awards can be affected by competition, current economic conditions, inflation, our operation strategy as well as the overall operating result of our company. We conduct extensive research and studies to maintain our attractiveness to our members/product promoters by adjusting sales channels awards to a competitive level. We also expand our market reach and seek different sale promotion channels to maintain, and ultimately reduce, our per-unit cost.

Our success also depends on our ability to attract, motivate, and retain qualified employees, including senior management and technically competent employees, to keep pace with our growth strategy.

Gross margin is gross profit divided by revenue. Gross margin is a measure used by management to indicate whether we are designing and facilitating our services at an appropriate gross profit. Our gross margin is impacted mainly by the price of our facilitation service fees charged to the customers as well as our cost of sales channels awards. We consider many factors such as cost of revenue increases and competitive pricing strategies. To maintain our current gross margin and to achieve a higher gross margin, we seek to maintain a continued focus on our marketing efforts that we believe will enhance our existing market positions and allow us to compete in the e-commerce industry.

Results of Operations

We, a Cayman Islands holding company, do not conduct any substantive operations of our own, rather, we conduct operations through WFOE, which in turn, conducts its business substantially through QQJ Network. Effective power to direct activities of QQJ Network was transferred to QQJ through the series of contractual arrangements without transferring legal ownership in QQJ Network (“restructuring” or “reorganization”). Neither QQJ nor any of its subsidiaries have any equity ownership in the VIE and the subsidiaries of the VIE. As a result of these contractual arrangements and for accounting reporting purposes, QQJ is able to consolidate the financial results of the VIE and the subsidiaries of the VIE through WFOE, as the primary beneficiary in accordance with U.S. GAAP.

For the Six Months Ended March 31, 2023 and 2022

The following table summarizes the results of our operations for the six months ended March 31, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	Six months ended March 31, 2023	Six months ended March 31, 2022	Amount Increase (Decrease)	% Increase (Decrease)
Revenues, net – third parties	$3,788,744	$6,717,116	$(2,928,372)	(44)%
Revenues, net – related parties	5,756	6,913	(1,157)	(17)%
Revenues, net	3,794,500	6,724,029	(2,929,529)	(44)%
Cost of revenues	651,471	1,643,655	(992,184)	(60)%
Gross profit	3,143,029	5,080,374	(1,937,345)	(38)%
Operating expenses
Selling and marketing expenses	809,895	1,169,229	(359,334)	(31)%
General and administrative expenses	1,303,191	1,596,550	(293,359)	(18)%
Research and development expenses	1,263,491	737,223	526,268	71%
Total operating expenses	3,376,577	3,503,002	(126,425)	(4)%
(Loss) income from operations	(233,548)	1,577,372	(1,810,920)	(115)%
Other income	230,161	186,653	43,508	23%
Other expenses	(33)	(38,701)	(38,668)	(100)%
Total other income, net	230,128	147,952	82,176	56%
(Loss) income before income taxes	(3,420)	1,725,324	(1,728,744)	(100)%
Income tax benefits (expense)	180,886	(641,327)	(822,213)	(128)%
Net Income	$177,466	$1,083,997	$(906,531)	(84)%

Revenue

Our revenues decreased by approximately $2.9 million, or 44%, from approximately $6.7 million for the six months ended March 31, 2022 to approximately $3.8 million for the six months ended March 31, 2023. The decrease was primarily due to a decline in revenues from E-commerce facilitation during the six months ended March 31, 2023. Such decline was primarily due to an outbreak of the COVID-19 virus in China after the Chinese government lifted its “zero-Covid” restrictions in December 2022. As a result, from December 2022 through February 2023, we witnessed a severe delay in the supply chain and a decrease in online purchase orders because a significant number of our customers, consumers, and vendors were severely and adversely affected by the COVID-19 outbreak.

The Company’s net revenue segregated by revenue streams is as follows:

	For the six months ended March 31,
	2023	2022
E-commerce facilitation	$3,791,907	$6,589,993
Others	2,593	134,036
Total	$3,794,500	$6,724,029

Cost of revenue

Cost of revenue primarily consisted of cost of sales channels awards. Our cost of revenues decreased by approximately $0.9 million, or 60% from approximately $1.6 million for the six months ended March 31, 2022 to approximately $0.7 million for the six months ended March 31, 2023. The decrease in cost of revenues was primarily attributable to decrease of $1.0 million in cost of sales channels awards, which was correlated with the decrease of revenues.

Gross profit

For the six months ended March 31, 2023 and 2022, we generated a gross profit of approximately $3.1 million and $5.1 million, with gross margin of 82.8% and 75.6%, respectively. The increase in gross margin profit was because the product mix our customers sold on our marketplace bore a lower cost of sales channels awards for the six months ended March 31, 2023, as compared to those sold in the same period of 2022. We aim to focus on efficient operation and maintenance of our e-commerce platform to maintain a high gross margin in our future operations.

Selling and marketing expenses

Selling and marketing expenses consist primarily of salary and welfare for selling and marketing personnel, promotion and marketing expenses and other expenses in associated with selling and marketing personnel. Our selling and marketing expenses decreased by approximately $0.4 million, or 31% from approximately $1.2 million for the six months ended March 31, 2022 to approximately $0.8 million for the six months ended March 31, 2023. The decrease in selling and marketing expenses was primarily due to (i) a decrease of $0.2 million in payroll and welfare expenses because certain salespersons were laid off due to unsatisfactory operating performance, and (2) a decrease of $0.1 million in handling fees which was decreased in line with decrease in GMV.

General and administrative expenses

General and administrative expenses mainly consisted of salary and welfare for administrative department personnel, office rental expenses and service charges incurred for our business operations and other general and administrative expenses. Our general and administrative expenses decreased by approximately $0.3 million, or 18% from approximately $1.6 million for the six months ended March 31, 2022 to approximately $1.3 million for the six months ended March 31, 2023. The decrease was mainly attributable to a decrease of $0.6 million in payroll and welfare expenses because we laid off administrative personnels in early 2023 as a result of unsatisfactory operating performance affected by COVID-19, partially offset by an increase of $0.3 million in audit expenses as we are in progress of the IPO.

Research and development expenses

Research and development expenses consist primarily of salary and welfare for research and development personnel and other expenses associated with research and development personnel. For the six months ended March 31, 2023 and 2022, research and development expenses were approximately $1.3 million and $0.7 million, respectively. The increase in research and development expenses was mainly because we recruited more research and development personnel to upgrade our e-commerce platform.

Other income

For the six months ended March 31, 2023, other income was primarily comprised of rental income of $0.1 million and investment income of approximately $0.1 million from short-term investments.

We generate other income of approximately $0.2 million for the six months ended March 31, 2022. Other income generated during the six months ended March 31, 2022 mainly consists of 1) approximately $71,000 of financial subsidy received from the government and 2) investment income from short-term investment, amounting to approximately $74,000.

(Loss) income before income taxes

As a result of the foregoing, we reported a net loss before income tax of $3,420 and a net income before income tax of approximately $1.7 million for the six months ended March 31, 2023 and 2022, respectively.

Income tax benefits (expense)

Income tax benefits was approximately $0.2 million and income tax expenses was approximately $0.6 million for the six months ended March 31, 2023 and 2022, respectively. The change from an income tax expense for the six months ended March 31, 2022 to an income tax benefits for the six months ended March 31, 2023 was because certain of our subsidiaries incurred net operating losses during the six months ended March 31, 2023 and recognized deferred tax benefits.

Net Income

As a result of the foregoing, we reported a net income of approximately $0.2 million and $1.1 million for the six months ended March 31, 2023 and 2022, respectively.

Foreign Currency Translation

Our principal country of operations is the PRC. The financial position and results of our operations are determined using RMB, the local currency, as the functional currency. The unaudited condensed consolidated financial statements are reported using U.S. Dollars. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution.

The spot rate of U.S. Dollar against RMB decreased to 6.8748 as of March 31, 2023 from 7.1161 as of September 30, 2022, the average rate of U.S. Dollar against RMB increased to 6.9781 for the six months ended March 31, 2023 from 6.3709 for the six months ended March 31, 2022. As a result of the fluctuation in the foreign currency exchange rate, we have recognized other comprehensive income of approximately $0.2 million, which resulted from currency translation adjustments.

The spot rate of U.S. Dollar against RMB decreased to 6.3420 as of March 31, 2022 from 6.4640 as of September 30, 2021, the average rate of U.S. Dollar against RMB decreased to 6.3709 for the six months ended March 31, 2022 from 6.5535 for the six months ended March 31, 2021. As a result of the fluctuation in the foreign currency exchange rate, we have recognized other comprehensive income of approximately $0.1 million, which resulted from currency translation adjustments.

Changes in fair value of financial instruments

Short term investments include wealth management products, which are certain deposits with variable interest rates or principal not-guaranteed with certain financial institutions and classified as available-for-sale securities. Available-for-sale securities are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income or loss on the unaudited condensed consolidated balance sheets, if any. Realized gains and losses from the sale of available-for-sale securities are determined on an aggregate approach basis and are included in the unaudited condensed consolidated statements of operations and comprehensive income.

The Company recognized unrealized gains from the available-for-sales investments of approximately $48,388 and $91,800 for the six months ended March 31, 2023 and 2022, respectively, which were included in accumulated other comprehensive income. The Company recognized realized gains from the sales of available-for-sale investments of approximately $84,800 and $73,900 for the six months ended March 31, 2023 and 2022, respectively, which were included in the consolidated statements of operations and comprehensive income.

Comprehensive Income

As a result of the foregoing, we reported a comprehensive income of approximately $0.4 million and $1.3 million for the six months ended March 31, 2023 and 2022, respectively.

For the Years Ended September 30, 2022 and 2021

The following table summarizes the results of our operations for the years ended September 30, 2022 and 2021, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	Year ended September 30, 2022	Year ended September 30, 2021	Amount Increase (Decrease)	% Increase (Decrease)
Revenues, net – third parties	$11,889,674	$3,768,154	$8,121,520	216%
Revenues, net – related parties	865,662	15,176	850,486	5,604%
Revenues, net	12,755,336	3,783,330	8,972,006	237%
Cost of revenues	5,452,808	1,696,829	3,755,979	221%
Gross profit	7,302,528	2,086,501	5,216,027	250%
Operating expenses
Selling and marketing expenses	2,267,156	740,680	1,526,476	206%
General and administrative expenses	2,543,791	1,619,552	924,239	57%
Research and development expenses	2,065,795	426,913	1,638,882	384%
Total operating expenses	6,876,742	2,787,145	4,089,597	147%
Income (Loss) from operations	425,786	(700,644)	1,126,430	161%
Other income	894,260	152,127	742,133	488%
Other expenses	(149,836)	(24,938)	(124,898)	501%
Total other income, net	744,424	127,189	617,235	485%
Income (Loss) before income taxes	1,170,210	(573,455)	1,743,665	304%
Income tax expense	54,692	8,124	46,568	573%
Net Income (Loss)	$1,115,518	$(581,579)	$1,697,097	292%

Revenue

Our revenues increased by approximately $9.0 million, or 237% from $3.8 million for the year ended September 30, 2021 to $12.8 million for the year ended September 30, 2022. The increase was primarily because we did not conduct substantial operations until June 2021.

The Company’s net revenue segregated by revenue streams is as follows:

	For the years ended September 30,
	2022	2021
E-commerce facilitation	$12,440,735	$3,553,732
Others	314,601	229,598
Total	$12,755,336	$3,783,330

Cost of revenue

Cost of revenue primarily consisted of cost of sales channels awards. Our cost of revenues increased by $3.8 million, or 221% from $1.7 million for the year ended September 30, 2021 to $5.5 million for the year ended September 30, 2022. The increase in cost of revenues was primarily attributable to increase of $3.6 million in sales channels awards, which was correlated with the increase of revenues.

Gross profit

For the years ended September 30, 2022 and 2021, we generated a gross profit of approximately $7.3 million and $2.1 million, with gross margin of 57.3% and 55.1%, respectively. The increase in gross margin profit was a result of our efficient operation and maintenance of our e-commerce platform as well as the ability to yield profit from the business operation. We aim to maintain a high gross margin in our future operations.

Selling and marketing expenses

Selling and marketing expenses consist primarily of salary and welfare for selling and marketing personnel, promotion and marketing expenses and other expenses in associated with selling and marketing personnel. Our selling and marketing expenses increased by $1.5 million, or 206% from $0.7 million for the year ended September 30, 2021 to $2.3 million for the year ended September 30, 2022. The increase in selling and marketing expenses was primarily due to that we started our operations in June 2021 leading to increase of expenditure on marketing campaigns since then.

General and administrative expenses

General and administrative expenses mainly consisted of salary and welfare for administrative department personnel, office rental expenses and service charges incurred for our business operations and other general and administrative expenses. Our general and administrative expenses increased by $0.9 million, or 57% from $1.6 million for the year ended September 30, 2021 to $2.5 million for the year ended September 30, 2022. The increase was mainly attributable to an increase of $0.3 million in salary and welfare expenses as we increased headcount in administrative departments since we started our operations in June 2021, an increase of $0.2 million in service charges and an increase of $0.4 million in rental expenses as we moved to a new office building in October 2021 which charged higher rental expenses.

Research and development expenses

Research and development expenses consist primarily of salary and welfare for research and development personnel and other expenses associated with research and development personnel. For the years ended September 30, 2022 and 2021, research and development expenses were approximately $2.1 million and $0.4 million, respectively. We did not incur significant research and development expenses during the year ended September 30, 2021 because we did not start operation until June 2021.

Other income

For the year ended September 30, 2022, other income was primarily comprised of government subsidy of $0.5 million which was recorded as received, investment income of $0.1 million from short-term investments and service fees of $0.2 million we charged to our customers for one-off promotion campaign.

For the year ended September 30, 2021, other income was comprised of penalty we charged to our customers for low-quality products marketed on our platform or misconduct during the sales process, such as shipping the wrong product or not being able to deliver the product in time. The penalty charges are incidental to each individual sales.

Other expenses

For the year ended September 30, 2022, other expenses primarily consisted of donation expenses of $0.1 million. For the year ended September 30, 2021, we incurred minimal other expenses.

Income (loss) before income taxes

As a result of the foregoing, we reported a net income before income tax of approximately $1.2 million and a net loss before income tax of approximately $0.6 million for the years ended September 30, 2022 and 2021, respectively.

Income tax expense

Income tax expense was approximately $54,700 and $8,000 for the years ended September 30, 2022 and 2021, respectively. The increase in income tax expense was in line with increase in net income before tax.

Net Income (Loss)

As a result of the foregoing, we reported a net income of approximately $1.1 million and a net loss of $0.6 million for the years ended September 30, 2022 and 2021, respectively.

Foreign Currency Translation

Our principal country of operations is the PRC. The financial position and results of our operations are determined using RMB, the local currency, as the functional currency. The consolidated financial statements are reported using U.S. Dollars. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. The spot rate of U.S. Dollar against RMB increased to 7.1161 as of September 30, 2022 from 6.4640 as of September 30, 2021, the average rate of U.S. Dollar against RMB increased to 6.5535 for the year ended September 30, 2022 from 6.5079 for the year ended September 30, 2021. As a result of the fluctuation in the foreign currency exchange rate, we have recognized other comprehensive loss of approximately $0.6 million, which resulted from currency translation adjustments.

The spot rate of U.S. Dollar against RMB decreased to 6.4640 as of September 30, 2021 from 6.8090 as of September 30, 2020, the average rate of U.S. Dollar against RMB decreased to 6.5079 for the year ended September 30, 2021 from 7.0070 for the year ended September 30, 2020. As a result of the fluctuation in the foreign currency exchange rate, we have recognized other comprehensive income of approximately $3,000, which resulted from currency translation adjustments.

Changes in fair value of financial instruments

Short term investments include wealth management products, which are certain deposits with variable interest rates or principal not-guaranteed with certain financial institutions and classified as available-for-sale securities. Available-for-sale securities are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss) on the consolidated balance sheets, if any. Realized gains and losses from the sale of available-for-sale securities are determined on an aggregate approach basis and are included in the consolidated statements of operations and comprehensive income (loss).

The Company recognized the unrealized gain of approximately $0.2 million and $nil, respectively, as other comprehensive income for the years ended September 30, 2022 and 2021.

Comprehensive Income (Loss)

As a result of the foregoing, we reported a comprehensive income of approximately $0.6 million and a net comprehensive loss of $0.6 million for the years ended September 30, 2022 and 2021, respectively.

Liquidity and Capital Resources

PRC implements strict foreign exchange control policies. The main regulation of PRC’s foreign exchange control is the Foreign Exchange Administration Regulations, promulgated by the State Council in 1996 and most recently amended in 2008. For the foreign exchange payments under current account items, under existing PRC foreign exchange regulations, such as the Foreign Exchange Administration Regulations; the Guidelines on Foreign Exchange Business under Current Account (Edition 2021), which was promulgated by SAFE and became effective in Aug 28, 2021; the Supplementary Announcement of SAT and SAFE on Issues Relating to Tax Filing for Outbound Payments under Trade in Services and Other Items, which was promulgated by SAT and SAFE and became effective on June 29, 2021, it shall be based on true and legitimate transactions. For a single transaction of payments that exceeds $50,000, domestic institutions shall complete the tax record-filing formalities prior to making the first foreign exchange payment, and before the bank makes payment, the bank shall review the documentation including the relevant contracts, settlement list, and the electronic tax record-filing form. The foreign exchange payment under current account times is made legitimately only if the formalities of tax filing are completed by the domestic institutions and the documentation review is completed by the bank.

There are no regulatory restrictions with regards to cash transfers in RMB between the entities in China, however, cash transfer, if any, between our PRC entities and/or WFOE, is subject to reasonable business purpose, relevant management approval, and applicable internal control procedures and booking, and with respect to WFOE and QQJ Network, pursuant to VIE agreements.

We intend to keep any future earnings to re-invest in and finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, QQJ Hong Kong.

Current PRC regulations permit our indirect PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations through the current Contractual Arrangements, we may be unable to pay dividends on our Ordinary Shares.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%.

In order for us to pay dividends to our shareholders, we will rely on payments made from QQJ Network to WFOE, pursuant to Contractual Arrangements between them, and the distribution of such payments to QQJ Hong Kong as dividends from WFOE. Certain payments from the VIE, QQJ Network, to WFOE are subject to PRC taxes, including business taxes and VAT.

Pursuant to the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiary to its immediate holding company, QQJ Hong Kong. As of the date of this prospectus, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. QQJ Hong Kong intends to apply for the tax resident certificate when WFOE plans to declare and pay dividends to QQJ Hong Kong. See “Risk Factors — Risks Related to Doing Business in the PRC — Under the PRC EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Further, the proceeds of this offering may be sent back from the holding company to the PRC, and the process for sending such proceeds back to the PRC may be time-consuming after the closing of this offering. We may be unable to use these proceeds to grow the business of our PRC operating entities until our PRC operating entities receive such proceeds in the PRC. Any transfer of funds by the holding company to our PRC operating entities, either as a shareholder loan or as an increase in registered capital subject to approval by or registration or filing with relevant governmental authorities in China. Any foreign loans procured by our PRC operating entities are required to be registered with SAFE or its local branches or satisfy relevant requirements, and our PRC operating entities may not procure loans that exceed the difference between their respective total project investment amount and registered capital or 2 times (which may be varied year by year due to the change of PRC’s national macro-control policy) of the net worth of our PRC subsidiary. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC operating entities are subject to the approval of or filing with State Administration for Market Regulation (“SAMR”) in its local branches, the MOFCOM in its local branches, and registration with a local bank authorized by SAFE.

Additionally, pursuant to the exclusive technical consulting and service agreement between WFOE and QQJ Network, WFOE has the full and exclusive right to manage and direct all cash flow and assets of QQJ Network and to direct and administrate the financial affairs and daily operation of QQJ Network. There are no terms in the VIE agreements that may restrict the transfer of funds between QQJ Network and WFOE.

As of March 31, 2023, we had cash and cash equivalents of approximately $4.4 million. Our current assets were approximately $11.7 million, and our current liabilities were approximately $5.5 million. Total shareholders’ equity as of March 31, 2023 was approximately $7.3 million. Substantially all of our current operations are conducted in the PRC and all of our revenue, expenses, cash and cash equivalents are denominated in RMB. Substantially all of our cash and cash equivalents were held by the Company in the PRC.

In assessing our liquidity, we monitor and analyze our cash on hand and held in the bank, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. The Company plans to fund working capital through its operations and additional capital contributions from shareholders.

For the years ended September 30, 2022 and 2021, we incurred a cash outflow of approximately $2.2 million and a cash inflow of $3.9 million from operations, respectively. For the six months ended March 31, 2023 and 2022, we incurred a cash outflow of approximately $2.7 million and $2.1 million from operations, respectively. However, we had working capital of approximately $6.2 million as of March 31, 2023 and we believe we can conduct our operations using only currently available capital resources without regard to any potential financing for at least a year plus a day.

The following table sets forth summary of our cash flows for the periods indicated:

	For the Years Ended September 30,		For the Six Months Ended March 31,
	2022	2021	2023	2022
Net cash provided by (used in) operating activities	$5,615,496	$3,897,974	$(2,710,148)	$(2,126,406)
Net cash (used in) provided by investing activities	(1,373,326)	(4,616,957)	1,353,251	(27,075)
Net cash (used in) provided by financing activities	(2,027,437)	8,151,171	(9,561)	(1,809,891)
Effect of exchange rate on cash, cash equivalents and restricted cash and cash equivalents	(868,593)	54,791	292,342	127,521
Net increase (decrease) in cash, cash equivalents and restricted cash and cash equivalents	1,346,140	7,486,979	(1,074,116)	(3,835,851)
Cash, cash equivalents and restricted cash and cash equivalents at beginning of the year/period	7,567,852	80,873	8,913,992	7,567,852
Cash, cash equivalents and restricted cash and cash equivalents at end of the year/period	$8,913,992	$7,567,852	$7,839,876	$3,732,001

Operating Activities

For the six months ended March 31, 2023 and 2022

Net cash used in operating activities for the six months ended March 31, 2023 was $2.7 million, primarily attributable to net income of $0.2 million, adjusted for deferred tax benefits of $0.2 million, and changes in operating assets and liabilities, primarily consisting of (i) an increase of approximately $0.3 million in prepaid expense and other current assets as a result of increased prepayments made to our suppliers since our commencement of operations in June 2021, (ii) a decrease in accrued expenses and other payables of approximately $1.2 million with decrease in payables of sales channels awards as we generated less revenues for the six months ended March 31, 2023, (iii) a decrease of operating lease liabilities of approximately $0.4 million because we paid office rental expenses in advance, (iv) a decrease of due to related parties of approximately $0.2 million as we settled advance from one related party, and (v) a decrease of amounts temporarily held on behalf of customers (both third party customers and related party customers) of approximately $0.3 million, and a decrease of amounts temporarily held on behalf of consumers of approximately $0.2 million as a result of improvements in payments to customers.

Our net cash used in operating activities for the six months ended March 31, 2022 is mainly resulted from the changes in accrued expenses and other payables of approximately $1.2 million, prepaid expense and other current assets of approximately $0.4 million, contract liabilities of approximately $0.8 million, operating lease liabilities of approximately $0.4 million, and amounts temporarily held on behalf of customers of approximately $0.6 million and offset by the net income of approximately $1.1 million and change in taxes payable of approximately $0.3 million.

For the years ended September 30, 2022 and 2021

Net cash provided by operating activities for the year ended September 30, 2022 was $5.6 million, primarily attributable to net income of $1.1 million, adjusted for amortization of right-of-use assets of $0.4 million, and changes in operating assets and liabilities, primarily consisting of (i) an increase of approximately $1.6 million in prepaid expense and other current assets as a result of increased prepayments made to our suppliers since our commencement of operations in June 2021, (ii) a decrease of approximately $1.1 million in due from related parties because we collected fees from our related parties, (iii) a decrease of approximately $0.5 million and $26,177 in contract liabilities from third parties and related parties, respectively, because we improved consumer acceptance process leading to more contract liabilities recognized as revenues more promptly; (iv) a decrease of approximately $0.4 million in lease liabilities as a result of payments of rental fees; (v) an increase of approximately $0.1 million in due to related parties because our related parties made operating expenses on behalf of us; (vi) an increase in accrued expense and other current liabilities of $2.5 million as we had increase in sales commission payables due to our sales agents, (vii) an increase approximately $2.3 million, $0.5 million and $0.3 million in amounts temporarily held on behalf of customers, consumers and related party customers, respectively as we held proceeds from our consumers which were payable to our customers and consumers upon transaction was completed between our customers and consumers.

Net cash provided by operating activities for the year ended September 30, 2021 was $3.9 million, primarily attributable to net loss of $0.6 million, and changes in operating assets and liabilities, primarily consisting of (i) an increase of approximately $0.9 million in contract liabilities as we received advance payments from our consumers which commenced business with the Company since June 2021, (ii) a decrease in accrued expenses and other payables of approximately $2.6 million as we made sales commissions to our sales agents, (iii) an increase of amounts temporarily held on behalf of consumers of approximately $5.3 million as we held proceeds from consumers before consumers placed orders on our platform, and (iv) an increase of amounts temporarily held on behalf of customers of approximately $0.9 million as we held proceeds from our consumers which were payable to our customers upon transaction was completed between our customers and consumers.

Investing Activities

For the six months ended March 31, 2023 and 2022

Our net cash provided by investing activities for the six months ended March 31, 2023 is mainly resulted from our cash paid for purchasing short-term investments in wealth management products of approximately $1.4 million, which offset by the proceeds received from redemption of part of our short-term investments in wealth management products of approximately $2.8 million.

Our net cash used in investing activities for the six months ended March 31, 2022 is mainly resulted from our cash paid for purchasing short-term investments in wealth management products of approximately $25.9 million and advances made to related parties of approximately $0.8 million, which offset by the proceeds received from redemption of part of our short-term investments in wealth management products of approximately $18.5 million and collection of repayments from advances made to related parties of approximately $8.2 million.

For the years ended September 30, 2022 and 2021

Our net cash provided by investing activities for the year ended September 30, 2022 was mainly resulted from the proceeds received from redemption of short-term investments in wealth management products of approximately $24.5 million and proceeds of $7.8 million collected from Hemeihui for processing cash payments to Hemeihui’s customers, consumers and sales agents, offset by purchase of short-term investments in wealth management products of approximately $25.2 million, payments of approximately $4.7 million to Hemeihui’s customers, consumers and sales agents on behalf of Hemeihui, repayment of $3.2 million to Hemeihui, and advances made to related parties of approximately $0.8 million.

Our net cash used in investing activities for the year ended September 30, 2021 was mainly resulted from purchase of short-term investments in wealth management products of approximately $6.6 million, advances made to related parties of approximately $2.2 million and purchase of property and equipment of approximately $0.5 million, offset by the proceeds received from redemption of short-term investments in wealth management products of approximately $4.6 million.

Financing Activities

For the six months ended March 31, 2023 and 2022

Our net cash used in financing activities for the six months ended March 31, 2023 is mainly resulted from the payment of offering costs of $9,561.

Our net cash used in financing activities for the six months ended March 31, 2022 is mainly resulted from the repayment made to related parties of approximately $1.8 million.

For the years ended September 30, 2022 and 2021

Our net cash used in financing activities for the year ended September 30, 2022 was mainly resulted from repayment made to related parties of approximately $1.8 million and payment of deferred offering costs of $0.3 million.

Our net cash provided by financing activities for the year ended September 30, 2021 was mainly resulted from capital contribution received from our shareholders of approximately $7.3 million and advances from our related parties of approximately $846,000, offset by repayment made to related parties of approximately $33,000.

Contractual Obligations

There was no contractual obligation as of March 31, 2023, September 30, 2022 and 2021, or for the years ended September 30, 2022 and 2021 and for the six months ended March 31, 2023 and 2022 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements as of March 31, 2023, September 30, 2022 and 2021, or for the years ended September 30, 2022 and 2021 and for the six months ended March 31, 2023 and 2022 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Quantitative and Qualitative Disclosures About Market Risks

Liquidity risk

We are exposed to liquidity risk, which is the risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions to obtain short-term funding to meet the liquidity shortage.

Inflation risk

Inflationary factors, such as increases in personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues from our services do not increase with such increased costs.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We evaluate our estimates on an ongoing basis, including those related to revenue recognition and income taxes. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making the judgments we make about the carrying values of our assets and liabilities that are not readily apparent from other sources. Because these estimates can vary depending on the situation, actual results may differ from the estimates.

The critical accounting policies summarized in this section are discussed in further detail in the notes to our consolidated financial statements appearing elsewhere in this report. Management believes that the application of these policies on a consistent basis enables us to provide useful and reliable financial information about our operating results and financial condition.

Revenue Recognition

We have adopted the new revenue standard, ASC 606, Revenue from Contracts with Customers (Topic 606) for all periods presented. Under ASC 606, we recognize revenue when a customer obtains control of promised goods or services, in an amount that reflects the consideration which we expect to receive in exchange for the goods or services. To determine revenue recognition for arrangements within the scope of ASC 606, we perform the following five steps: (1) identify the contracts with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when or as the entity satisfies a performance obligation. We apply the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. Revenue is recognized net of value-added tax.

Our revenue is primarily generated from its e-commerce facilitation services. We operate an e-commerce platform for business enterprises to help them facilitate sales of products to consumers. We perform the facilitation by utilizing its e-commerce platform, allowing business enterprises to market their products on the platform, and arranging, based on analyzing consumers’ preferences or key word search input by the consumers, make recommendation of certain products to the consumers. As part of the facilitation process, we also serve as an intermediary in collecting and distributing product proceeds between the business enterprise and consumers to maintain confidence for both the consumer in terms of money paid for the purchase, and business enterprise in terms of collectability of products sold. We charge these business enterprises, who, in the e-commerce facilitation arrangement, are our customers, certain platform service fee for our facilitation service.

The platform service fees are charged to each product sold on the platform and equal to the sales price of each product, plus the transaction fee incurred for the remittance of sales proceeds entitled to the customer, and minus the cost of the product, and shipping and handling fee, as applicable.

Revenue is recognized at the point in time when the performance obligation has been satisfied and control of the goods or services have been transferred to the customers. For e-commerce facilitation service, revenue is recognized when the customers are able to obtain substantially all of the benefits from the promised service of sale facilitation which generally ends when the ownership of the product is transferred from the customers to the consumers with no substantial further obligation, which is usually when the right of unconditional return expires.

Revenue is measured by the transaction price, which is defined as the amount of consideration we expect to receive in exchange for providing services to our customers. We do not offer or agree on terms that result in variable consideration during the periods presented. Additionally, effective from October 2022, the Company offered promotional payments, customer coupons, rebates or other cash redemptions offers to its customers, which are accounted for as reduction against revenues when revenue is recognized. For the six months ended March 31, 2023, the Company recognized promotional payments and customer coupons of $188,306 which recorded as a reduction against revenue.

We do not have any contract asset. Contract liabilities are recorded when consideration is received from the consumers prior to the consumers accept the products purchased from the platform, which is when the Company transfers the control of the e-commerce facilitation services to the customers. We had contract liabilities of approximately $0.2 million, $0.4 million and $0.9 million as of March 31, 2023, September 30, 2022 and 2021, respectively. We expect to recognize the contract liabilities as of March 31, 2023 in the twelve months ending March 31, 2024 as revenues. Contract liabilities of approximately $0.4 million as of September 30, 2022 were recognized as revenues for the six months ended March 31, 2023. Contract liabilities of approximately $0.9 million as of September 30, 2021 were recognized as revenues for the six months ended March 31, 2022.

Our net revenue segregated by revenue streams is as follows:

	For the years ended September 30,		For the six months ended March 31,
	2022	2021	2023	2022
E-commerce facilitation	$12,440,735	$3,553,732	$3,791,907	$6,589,993
Others(1)	314,601	229,598	2,593	134,036
Total	$12,755,336	$3,783,330	$3,794,500	$6,724,029

____________

(1)      Other revenue arises from direct sale of products where the Company acts as a retailer and provision of technology service.

INDUSTRY

China’s Fast-Growing E-Commerce Industry

Driven by the expansion and increasing online penetration of retail market, China’s e-commerce industry has experienced tremendous growth. According to the China E-Commerce Report released by the Ministry of Commerce, in 2022, China’s national e-commerce transaction volume is $6.1 trillion, with a year-on-year growth rate of 3.9%. It is predicted that China’s e-commerce transaction will be $6.8 trillion, with a year-on-year growth rate of 3.1%.

Transactions and growth of e-commerce in China from 2021 to 2025

45
44
43
42
41
40
39
38
37
36
35
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
38.77
40.28
41.77
43.15
44.49
19.60%
3.90%
3.70%
3.30%
3.10%
2021年
2022年
2023年
2024年
2025年

	2021年	2022年	2023年	2024年	2025年
China's e-commerce transaction volume (trillion yuan)	38.77	40.28	41.77	43.15	44.49
Year-on-year growth (%)	19.60%	3.90%	3.70%	3.30%	3.10%

China's e-commerce transaction volume (trillion yuan) Year-on-year growth (%)

Source: Qianzhan Economists app

China’s Policy Support of E-Commerce Industry

In recent years, China has continuously increased the policy support for e-commerce industry and formulated a number of strategic planning and industrial policies accordingly. It has given strategic guidance and resource support to the development of e-commerce. Relevant industrial policies mainly include:

•        The 14th Five-year Plan for The Development of E-commerce by NDRC, MOFCOM and CAC, which envisions that by 2025, China’s e-commerce transaction volume will reach 46 trillion yuan, the national online retail sales will reach 17 trillion yuan, the penetration rate of industrial e-commerce will reach 73%, and the cross-border e-commerce transaction volume will reach 2.5 trillion yuan.

•        Opinions of The General Office of the State Council on Accelerating the Development of New Forms and Models of Foreign Trade by the State Council, which states that the State Council will apply the B2B direct export model of cross-border e-commerce and the overseas warehouse supervision model of cross-border e-commerce export to facilitate the management of import and export returns and exchanges of cross-border e-commerce, optimize the list of retail imported goods of cross-border e-commerce, and expand the scope of the comprehensive trial zone for cross-border e-commerce. By 2025, China will strive to cultivate about 100 overseas warehouse enterprises, and build a new international trade logistics network with global coverage and coordinated development relying on overseas warehouses.

•        Guiding opinions on Promoting the development of platform economy in commodity trading markets by twelve ministries including the MOFCOM, to strengthen spatial planning and coordination for the optimization and upgrading of commodity markets and the interconnected development of different regions.

China’s Social E-Commerce Industry

With the proliferation of mobile internet, the new generation of consumers spends more time on mobile internet, especially on social apps, including social e-commerce apps. According to the data issued by Ruijian Enterprise Management (Shanghai) Co., LTD, by December 2022, the number of Internet users in China was 1.067 billion, among which 1.065 billion were mobile phone users. The number of online shopping users in China increased to 845 million, providing a sound user base for the development of e-commerce. In addition, the rapid growth of individual purchasing power and the early-stage WeChat-related e-commerce business has cultivated a large group of people with strong ability to sell and distribute goods to targeted consumers. After a period of volatile development of WeChat-related e-commerce business, many business owners flocked to social e-commerce platforms and become mini business owners and quickly led to explosive growth of social e-commerce industry since 2015.

Social e-commerce platforms are marketplaces that enables consumers to conveniently browse, make purchases, share, promote and facilitate online transactions through their social media by providing features such as IT infrastructure support, embedded marketing tools and content. These platforms can be further segmented by their business models into three types:

•        membership-based model, where one has to become a member of the platform before enjoying some member-exclusive rights.

•        content-sharing model, where consumers’ purchasing decisions are initiated by sharing experience, generating a discover-purchase-share loop.

•        team purchase model, where consumers form a team to purchase products, typically at competitive prices, and are encouraged to invite others to join the team.

China’s Membership Social E-commerce Industry

Membership social e-commerce refers to one business model that connects suppliers and consumers in S2B2C mode for commodity manufacturing, marketing and purchasing on the basis of social networking. Platforms connect commodity suppliers (S) and provide a series of services such as supply chain, logistics, IT system, training and after-sales service for the small B-end store owners, who then promote C-end commodity sales and facilitate consumer maintenance. Without involving in the supply chain, Bs or the members can run mini businesses by utilizing the platforms’ resources to promote and distribute commodities to their social contacts. The consumers typically get rebate for their own purchases and sales commissions for purchases made by their social contacts, achieving the popular goal of “saving money for themselves and making money by sharing.”

Membership-based social e-commerce platforms can effectively reduce consumer acquisition and user maintenance costs by relying on Bs to attract new consumer and to promote products with attractive incentives for Bs.

According to China Service Outsourcing Research Center & Qianzhan Industrial Research Institute, in 2022, the scale of China’s membership social e-commerce industry reached $956.5 trillion. Qianzhan Economists app estimated that by 2025, China’s e-commerce retail transaction volume will reach RMB 18.3 trillion.

China’s E-Commerce Retail Transaction Volume and Growth Rate
(2021-2025 in RMB trillions)

Source: Qianzhan Economists app

Size of Membership-based social e-commerce industry in China
(in RMB 100 millions, 2015-2022)

7000
6000
5000
4000
3000
2000
1000
0
600.00%
500.00%
400.00%
300.00%
200.00%
100.00%
0.00%
9.3
56.8
261.1
842.1
1981.2
3632.6
5643.5
6268.5
2015
2016
2017
2018
2019
2020
2021
2022
Membership-based social e-commerce industry scale (trillion yuan)
Growth(%)

Source: China Service Outsourcing Research Center & Qianzhan Industrial Research Institute

BUSINESS

Overview

We are an innovative e-commerce platform that builds an integrated ecosystem of business, shopping, entertainment, and social media for people aged 40 and older. Our Quanqiujia mobile platform is based on S2B2C model. In S2B2C, we use a powerful data-driven supply chain platform to connect suppliers (S) with hundreds of thousands of businesses (B) that serve consumers (C). For S, our platform selects suppliers through vigorous screening process to offer products across a large variety of categories. For B, we offer membership to mini businesses to sell the products to C and enable B to build up their e-commerce operation through our social shopping network. For C, we offer attractive products with competitive price and features that address the needs of their age groups.

We formally launched our mobile platform in June 2021. For the six months ended March 31, 2023 and 2022, our GMV was approximately $20.4 million and $33.1 million, respectively. For the same periods, we generated $3.8 million and $6.7 million in revenue and incurred net income of $0.2 million and $1.1 million, respectively. The number of total orders placed on our mobile platform for the six months ended March 31, 2023 was approximately 0.9 million, which averaged to approximately 4,830 daily orders. For the six months ended March 31, 2023, we linked 735 suppliers with which we entered into transactions. As of March 31, 2023, we reach to approximately 733,000 consumers, of which approximately 427,000 were Bs and 306,000 were Cs.

Our GMV was $52.1 million and $34.3 million, respectively, for the years ended September 30, 2022 and 2021. For the year ended September 30, 2021, the number of total orders placed on our mobile platform was over 1.2 million, implying average daily orders of 13,000. For the year ended September 30, 2022, the number of total orders placed on our mobile platform was over 2.1 million, implying average daily orders of 5,700.

Our Strengths

We believe that the following strengths contribute to our success and differentiate us from our competitors:

Carefully Selected Product Collections with a Strong Focus on Quality Control

We offer a carefully curated selection of quality products at attractive prices on our platform to help fulfill the various needs of our users based on our data analysis of their preferences. Our procurement teams are able to utilize unique insights into our users’ needs and preferences as they work with our suppliers. Our consumers-to-manufacturer (C2M) model also helps our suppliers to develop new and customized products to better fit our users’ preferences. We control the number of SPUs in each category to ensure quality. Due to the relatively limited number of SPUs, we can deliver large sales volumes per SPU for suppliers. This allows us to command better pricing and pass that on to our buyers, which contributes to enhancing user experience on our platform. Finally, we are focused on the quality of products and employ a strict selection process. Our key supplier selection criteria include production capacity, size, reputation, annual sales volume, sales records and reviews on traditional ecommerce platforms such as TMall or jd.com, and product offerings.

Platform Designed to Appeal to a Particular Demographic Group

Traditional social ecommerce platforms tend to focus on young users. We intend to build an ecosystem not only for young, but also for middle-aged and elderly people who are underserved in ecommerce. Our management and technology teams have extensive experience working with this age group and design our platform to address pain points of these users. We provide them with more customized services: our platform is designed with features such as easy-to-follow navigation, simple content structure, shallow information hierarchy, non-overwhelming product selection, short checkout procedures, and light social interaction.

Strong Data Analytics Bringing Brands Closer to Consumers

Our AI-enabled technology and strong data analytics allow us to gain relevant, multi-dimensional and actionable insights into massive user and transaction data. Such data include consumer demographic data, behavioral data, transaction data, and pricing data. Our data engineers and technology specialists then utilize these data to feed our proprietary algorithms to generate relatable insights that inform our decision making through all major aspects of our operations, ranging from brand and product sourcing to marketing and distribution. We believe our data-driven “consumer-to-manufacturer” approach effectively improves our ability to optimize product selection, manage pricing, and address unmet user demands.

Experienced Management Team with Extensive Technology and Operational Background

Our management team has extensive e-commerce, retail, social networks, engineering and financial management background and experience. Our chairman of our board of directors, Mr. Hao Jiang, has more than eight years of experience in network technology development. Our chief executive officer, Mr. Chuanyong Zhang, has more than six years of experience in ecommerce and marketing. Our chief technology officer, Mr. Wei Wang, has ten years of experience in design and development of internet ecology and ecommerce platforms. Mr. Guofu Zhang, our chief financial officer, has more than fifteen years of professional experience in providing financial, auditing and accounting management services to U.S. public companies.

Our Strategies

Expand Product Choices and Offerings

We will further expand our product choices to provide more diversified products to our consumers. We plan to leverage our growing active buyer base and our brand to attract new suppliers and offer new product choices as well as more product offerings within each category on our platform. We also plan to organize more targeted and customized marketing activities for more suppliers and help them better understand and serve our buyers. We can channel user preferences based on our predictive model to suppliers so that they can adjust their production and sales plans accordingly. As a result, upstream suppliers can be more tightly connected and better informed of consumer demand, transformed by the “C2M” (Consumer-to-Manufacturer) model.

Grow User Base Through Marketing Efforts

We will continue to leverage our existing users’ social reach and increase our marketing and brand promotion efforts to attract more users to our platform and increase user engagement. We will further enhance our value proposition and improve the support that we provide to our users.

Optimize User Experience Through Enhanced Technology

We plan to increase our investment in technology development and use AI technology to assist B to become better consumer consultant for product selection and consumption planning. We will also focus on further simplify the browsing and transaction process.

Our Platform Based on S2B2C Model

We operate a fast-growing and highly engaging ecommerce platform based on S2B2C model. For the six months ended March 31, 2023, we linked 735 suppliers with which we entered into transactions. As of March 31, 2023, we reach to approximately 733,000 consumers, of which approximately 427,000 were Bs and 306,000 were Cs in 32 provincial regions in mainland China. For the six months ended March 31, 2023, our platform offers products in 22 categories with 114,008 stock keeping units, or SKU from third party suppliers. Our members, who are largely mini businesses, connect products with consumers to facilitate purchases. We cooperate with leading third-party online payment service providers in China, including WeChat Pay and Alipay, and enable our consumers to make payments for their purchases easily and efficiently. Upon individual purchase order on our platform and confirmed to the applicable supplier, the supplier will handle the fulfillment, select the most suitable third-party logistics service provider and arrange for the delivery of products to the consumers.

Quanqiujia Platform

We conduct our social e-commerce business primarily through our Quanqiujia app and mini programs available in major social platforms in China, including WeChat, Weibo, and Douyin, to promote our platform and products. Through these promotional channels, potential users can learn about our platform and visit our mobile apps. Our members can easily share the mini programs and links to the products with their family, friends and other social contacts who may be interested in buying products on our platform. The promotional interfaces visually aid the shopping experience on our platform, and enable effective dissemination of product information on a large scale at low costs.

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• **Customer places order**

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Our Product Offerings

We provide a comprehensive suite of product and services categories on our platform, including apparel, shoes, bags, mother and childcare products, food and beverage, groceries, electronic appliances, furniture and household goods, cosmetics and other personal care items, health and nutrition supplements, sports and fitness items, auto accessories, outdoor and travel products, pet supplies, books, and office supplies.

S-Our Suppliers and Suppliers

We offer third party merchandise and currently work with 735 suppliers for the six months ended March 31, 2023. The suppliers pay platform service fees to list their products on our platform.

Product and Supplier Selection

Our experienced product procurement team understands user needs and preferences, and our big data capabilities enable us to better analyze market trends and understand consumer preferences. We use such knowledge and understanding in product selection and when working with our suppliers. This C2M model allows us to source products in response to evolving consumer needs and preferences, and enable us to help our suppliers, especially our manufacturing partners, provide products better designed for end consumers and manage regional inventory storage.

We have professional supplier selection team, quality control team, and category planning team to select qualified suppliers or manufacturing partners for private labels. We have adopted a set of selection guidelines for identifying potential suppliers. Our key supplier selection criteria include production capacity, size, reputation, annual sales volume, sales records and reviews on traditional ecommerce platforms such as TMall or jd.com, and product offerings. Once a potential supplier is identified, we conduct due diligence reviews on its qualifications. We generally choose to work with reputable brand owners with good track records and high-quality product offerings. Before putting merchandise on our platform, our teams may choose a few suppliers to go through multi-layered selection process, from factory inspection, warehouse inspection, product selection, user testing, to price verification compared to market price or competitors’ prices.

Our supplier selection team identifies supplier candidates for certain product. After multiple rounds of negotiation, the team selects three high-quality suppliers. Next, the quality control team reviews business certificates and other qualifications of the suppliers, conducts factory and warehouse inspections to confirm that they are in compliance with government regulations. Upon such confirmation, the selected suppliers send product samples to the quality control team for testing or tasting. The quality control team also arranges reviews by a minimum of 100 users for quality, delivery and after sales service. In our monthly product selection meeting with the suppliers’ executives and representatives, we eliminate one supplier, keep one as backup and choose the best as our supplier. After paying a deposit, the supplier will submit detailed product description and retail price. Our sales team then comes in for a preliminary review of the submitted information. The price verification team conducts secondary review against prices on major ecommerce platforms to ensure the best prices for each product. Afterwards, the category planning team will finally put the product on our platform.

For the six months ended March 31, 2023, three customers accounted for 19%, 18% and 15% of the Company’s total revenues, respectively. For the six months ended March 31, 2022, two customers accounted for 15% and 10% of the Company’s total revenues, respectively. For the year ended September 30, 2022, one supplier/customer accounted for 18% of the Company’s total revenues. For the year ended September 30, 2021, two suppliers/customers accounted for 22% and 11%, respectively, of the Company’s total revenues. The Company’s significant suppliers include Shandong Phoenix Biotech Co., Ltd., Rishengyan Functional Food (Zhejiang) Co., Ltd., and Hangzhou Boyi Network Technology Co., Ltd. All suppliers join our platform by signing a standard agreement online. They may terminate the agreement in three ways: (1) satisfies the platform account cancellation conditions and cancels the account through the platform’s self-service; (2) before any platform changes take effect, the supplier stops using the platform and expressly refuses to accept the changes; (3) the supplier expressly states that it will not continue to use the platform services and satisfies the termination conditions of the platform. If the supplier violates the agreement or poses a business risk assessed by the platform, the platform has the right to terminate the agreement. The platform also has right to penalize the supplier and request the supplier to take remedial measures in accordance with the platform rules.

Value Proposition to Suppliers

Our suppliers benefit from our broad buyer reach and the high sales volume on our platform as well as value-added services such as online marketing services, data analysis and sales plans. We provide online marketing services to help suppliers promote their merchandise more effectively. In addition, we provide metrics and analytics to help our suppliers understand their performance, consumer demand and preferences.

•        Cost Efficient Ecommerce Platform.    We give our suppliers immediate access to our user base and comprehensive services in a cost-efficient manner to help them run their businesses and grow sales. Through our merchant platform, we seek to empower these highly capable suppliers with quality products at compelling values by helping them reach consumers on a national level.

•        4P Services.    We adhere to what we devise as 4P services when tending to our suppliers, which are products, price, plan and promotion.

–   Products.    We analyze the platform data and select the most suitable products for our platform’s user population to guide suppliers’ manufacturing. We also provide timely feedback for our suppliers to make product adjustments to respond to user preferences. Our group orders also assist suppliers to customize products based on consumer actual orders and control inventory to form a closed loop from production to sales.

–   Price.    Our suppliers provide us with the supply price.

–   Plan.    Our operation team designs sales plans for our suppliers. The plan is designed according to the supplier’ product structure, brand awareness, the sales data of products in the same category, and sales data on the major ecommerce platforms. The plan also provides detailed implementation measures including pricing, the amount and frequency of product offerings and promotions.

–   Promotion.    We also organize promotional activities according to product categories and the suppliers’ sales plans. The suppliers select promotional activities that fit their plans, and we take care of all the promotion logistics, including setting promotion prices that are both attractive to summers and beneficial to members using data analysis so that the suppliers can focus on what they do best.

QQJ Suppliers Case Study

SHANDONG PHOENIX BIOTECH CO., LTD.	Our supplier
LOCATION	Shandong Province
PRODUCTS	collagen peptides

QQJ Network's analysis of ages, searches and preferences its members and non-member users indicated that many users have health and aging concerns. QQJ Network identified collagen peptides as a suitable product to address their concerns. After its rigorous selection process, QQJ Network worked with Shandong Phoenix to manufacture collagen peptides.

COLLAGEN PEPTIDE
胶原蛋白肽
多肽益生菌粉
专利菌株：植物乳杆菌
CCTCC NO:M2015126
净含量：12g×30
COLLAGEN PEPTIDE

B-Our Members of Mini Businesses

We adopt curated commerce model to empower our members who are largely mini businesses, key opinion leaders (KOL) or key opinion consumers (KOC) to identify suppliers, connect to their private domain traffic and facilitate purchase with consumers.

Our members, as part of the sales channels, promote our products by sharing product links with friends or contacts through WeChat or other social media. To attract and maintain our relationship with our members, we award members, along with other sales channels, a portion of the purchase price we generated from consumers using the product links shared by them. In addition, members also get a portion of the purchase price if the new users browse our app and make any other purchases within a year. For the six months ended March 31, 2023 and 2022, we shared awards with our sales channels in the amount of approximately $0.6 million and $1.6 million, respectively. For the years ended September 30, 2022 and 2021, we shared awards with our sales channels in the amount of approximately $5.2 million and $1.6 million, respectively. The awards with our sales channels were charged to cost of revenues as occurred.

We have accumulated comprehensive user sharing and purchase data, as well as purchase category and frequency data to further guide our members and users for their shopping choices.

Value Proposition to Members

We provide our members opportunities to run a small online business by recommending products to their friends and contacts. We provide 4S services to our members, i.e., supply, security, service and survey.

•        Supply:    After registration, our members maintain storefronts on our platform. Our platform provides members with resources such as merchant supplier pools, marketing scripts, and information related to the delivery of goods. The members who operate e-commerce stores through our network only need to select and price products according to the preferences of their individual contacts. They can link and share the selected commodity in the cloud warehouse with one click.

•        Security:    We have built a complete capital management system to ensure payment safety. We also assist our members with invoicing, compliance filing and tax filings to allow the members to focus on what they do best with peace of mind.

•        Service:    A powerful middle-office system guarantees all orders in-sales and after-sales. It provides a complete service system from delivery, return and exchange, consumer service, and dispute resolution.

•        Survey:    Our platform has accumulated rich data statistics with all commodities and every transaction documented. Our members rely on our data analytics and algorithm to select commodities more efficiently and meet their contacts’ needs more accurately. Our review system also provides valuable feedbacks to guide future transactions for members and help suppliers optimize their supply chain.

QQJ Business Case Study

MS. WANG	**Stay-at-home mom and our member**
PRODUCTS SHARED	**collagen peptides**
FAVORITE CATEGORIES	**nutrition supplement**

"Through sharing products I enjoy on Quanqiujia, I have accumulated valuable health and nutrition knowledge, built my social network while adding extra income for my family."

Ms. Wang is a stay-at-home mom and juggles multiple daily tasks. She started at Quanqiujia by trying collagen peptides herself and shared the products with her contacts.

COLLAGEN PEPTIDE
胶原蛋白肽
多肽益生菌粉

MR. ZHANG	**Masseur and our member**
PRODUCTS SHARED	**Nattokinase, Natto Monascus Probiotics**
FAVORITE CATEGORIES	**nutrition supplement**

"Nutrition supplements are complementary to my business. Ecommerce breaks the physical boundaries and connects me with more people that my traditional brick and mortar spa could not reach."

Mr. Zhang operates a massage spa that was hit hard by COVID-19. When he was stressed by rising rent and reduced visits, he was introduced to Quanqiujia app and began sharing natto-based nutrition supplement with his customers and contacts. By sharing the products and relevant health knowledge, Mr. Zhang built stronger ties with his contacts and revived his massage business.

益
龄

C-Our Consumers

We serve a growing number of consumers in more than 30 areas such as Shanghai, Beijing, Zhoushan of Zhejiang, Ningbo, Fujian and Hubei. We designed our platform to be affordable and entertaining by providing relevant products to our consumers. For the six months ended March 31, 2023 and 2022, our GMV was $20.4 million and $33.1 million while our revenue are $3.8 million and $6.7 million, respectively. For the same period, our net income are $0.2 million and $1.1 million, respectively. Our GMV was $52.1 million and $34.3 million, respectively, for the years ended September 30, 2022 and 2021. For the same period, we generated $12.8 million and $3.8 million in revenue and incurred net income of $1.1 million and net loss of $0.6 million, respectively.

Our buyer traffic comes from the following channels:

•        Member Recommendations.    Our members share product links with friends or contacts through WeChat or other social media.

•        Offline Marketing.    We organize offline events for our target user groups to enhance brand recognition and expand our user base.

•        Online Advertising.    We use data analytics to target potential users and provide product links on their social media.

•        In-App Sales Promotion.    On the frontpage of our app, we offer flash sales, new user discount, team purchase and livestream shopping to attract new users.

Upon registration, we set up user profiles for all users and put them into different categories based on their social network connections and shopping preferences. We will assign business mentors to provide paid training to those users who have potential to attract new users. The users may later develop new users through their social network while building a mini business for themselves, forming a virtuous cycle for our S2B2C model.

Value Proposition to Consumers

•        Affordable.    Our business model removes intermediaries between manufacturers and consumers. This allows us to offer a large selection of high-quality items at competitive prices, a value proposition that attracts users to our platform.

•        Personalized.    Utilizing AI-empowered technology, and big data analysis we enable customization on a massive scale. We deliver personalized and curated products to our consumers and help them discover desired products quickly.

•        Reliable.    Our rigorous process of selecting suppliers and third party suppliers ensure that we only put high quality items on our platform. In addition, all payments by our consumers are processed by third parties such as Alipay and WeChat Pay. These payment service providers are used by most e-commerce platforms for their convenience, reliability and cost-effectiveness. We also adopt detailed procedures to safeguard the consumers’ right of seven-day return with no reason.

•        Entertaining.    We provide our consumers with a fun and interactive shopping experience. We embed in our mobile app a variety of fun elements such as livestreaming and promotions, to encourage user interactions, sharing, and platform engagement.

Our Technology

Our technology systems are designed to enhance efficiency and scalability, and play an important role in the success of our business. We rely on our app software and other internally developed proprietary technologies to improve our app and management systems in order to optimize every aspect of our operations for the benefit of our consumers, suppliers and third-party suppliers. Technology is at the core of everything we do and is a key business asset. We continuously invest in our technology and believe that our focus on innovation gives us a competitive advantage. For the six months ended March 31, 2023 and 2022, we had a technology team with 36 and 36 engineers respectively. For the years ended September 30, 2022 and 2021, we had a technology team with 47 and 49 engineers respectively.

The core pillars that support the foundation of our platform are:

Cloud Computing Operating System

Our cloud computing operating system is based on Alibaba Cloud, the largest and most reliable cloud service provider in China. Our system provides our users and our core businesses with enhanced computing power and storage capabilities to support their and our business growths in the new technology era.

Big Data Analytics

We build our big data analytics capability upon our distributed computing infrastructure that can efficiently handle complex computing tasks of billions of data instances and millions of analytical dimensions. Based on consumers’ purchase behaviors and usage patterns, we leverage big data analytics and artificial intelligence technology to optimize our operation and enhance user experience.

Artificial Intelligence and Machine Learning

Our business intelligence systems enable us to effectively gather, analyze and make use of internally-generated consumer behavior and transaction data. We regularly use this information in planning our marketing initiatives for upcoming curated sales and merchandizing for our platform. We apply artificial intelligence technology to establish user profiling and model iteration, which may enable us to maximize consumer satisfaction. Our deep learning capabilities can also accelerate our innovations in areas such as image recognition, text and voice interaction, and item recommendation.

Data Security and Protection

We have a data security team of engineers and technicians dedicated to protecting the security of our data. Our data security system meets the national Level Three requirement. We have also adopted strict data protection policy to ensure the security of our proprietary data. We collect anonymized, non-confidential user behavior and pattern data based on their interactions with our platform. We encrypt confidential personal information we gather from our platform. To ensure data security and avoid data leakage, we have established stringent internal protocols under which we grant classified access to confidential personal data only to limited employees with strictly defined and layered access authority. We strictly control and manage the use of data within our various departments and do not share data with external third parties, nor do we cooperate with third-party vendors in data analytics efforts.

Seasonality

We experience seasonality in our business, reflecting a combination of seasonal fluctuations in internet usage and traditional retail seasonality patterns. For example, we generally experience less buyer traffic and purchase orders during the Chinese New Year holiday season in the first quarter of each year. We plan to hold a special promotional campaign in the second quarter of each year to celebrate the anniversary of the founding of our platform and expect sales to reach peak for the first half of the year. Furthermore, sales are significantly higher in the fourth quarter of each calendar year than in the preceding three quarters. E-commerce companies in China hold special promotional campaigns on November 11 and December 12 each year that boost sales in the fourth quarter relative to other quarters. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

Intellectual Property

Protection of our intellectual property is a strategic priority for our business. We rely on a combination of patents, copyright, trademarks, domain names and trade secret laws, as well as confidentiality agreements, to establish and protect our proprietary rights.

As of the date of this prospectus, we hold two patents, 294 registered trademarks, and 30 software copyrights with one pending trademark application. We also own eight registered websites. We continually review our development efforts to assess the existence and patentability of new intellectual property.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or obtain and use our technology to develop products and services with the same functionality as ours. Policing unauthorized use of our technology is difficult. Our competitors could also independently develop technologies like ours, and our intellectual property rights may not be broad enough for us to prevent competitors from selling products and services incorporating those technologies. In addition, we may, in the future, be subject to claims that we are infringing, misappropriating, or otherwise violating the intellectual property rights of others.

Facilities

Our headquarters are located at Hangzhou, PRC, where we lease the office building with an aggregate floor area of approximately 3,000 square meters. This includes our research and development, selling and marketing, communication and business development personnel and our management and operations facilities and consumer services. The lease started on October 1, 2021 and expires on October 31, 2023.

Employees

We had 90 and 122 employees for six months ended March 31, 2023 and 2022, respectively. We had 147 and 77 employees for the years ended September 30, 2022 and 2021 respectively.

As required by PRC laws and regulations, we participate in various employee social security plans that are organized by municipal and provincial governments, including housing provident fund, pension, medical insurance and unemployment insurance programs. We are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

REGULATIONS

We operate our business in China through the VIE under a legal regime consisting of the NPC, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the Ministry of Industry and Information Technology (the “MIIT”), State Administration for Industry & Commerce (the “SAIC”), SAT and their respective local offices. This section summarizes the principal PRC regulations related to our business.

Regulations Relating to Value-added Telecommunications Services

The Telecommunications Regulations of the PRC (the “Telecom Regulations”) implemented on September 25, 2000 and last amended on February 6, 2016, are the primary PRC law governing telecommunications services and set out the general framework for the provision of both “basic telecommunication services” and “value-added telecommunication services” by domestic PRC companies. Pursuant to the Telecom Regulations, “value-added telecommunication services” is defined as telecommunications and information services provided through public networks, and operators of value-added telecommunications services shall obtain operating licenses from the MIIT or its provincial level counterparts prior to commencing operations. Enterprises operating telecommunication business in absence of operating license shall be ordered by the MIIT, or its provincial level counterparts, to rectify the violations, the illegal income shall be confiscated, and a penalty between three times and five times of the illegal income shall be imposed. If there is no illegal income or the illegal income is lower than RMB 50,000, a penalty between RMB 100,000 and RMB 1,000,000 shall be imposed. In a serious case, the business shall be suspended.

The Catalogue of Telecommunications Business (the “Telecom Catalogue”), which was issued as an attachment to the Telecom Regulations and recently revised and promulgated on June 6, 2019, further identifies information services and online data processing and transaction processing services as value-added telecommunications services. Pursuant to the Telecom Catalogue, online data processing and transaction processing services refer to the use of various data and transaction processing application platforms connected to the public communication network or the Internet to provide users with online data processing and transaction processing through such public communication network or the Internet, and information services business refers to providing information service and online information and data retrieval services to end users via public communication network, through information collection, development and processing, and the building of information platform. We engage in business activities that are value-added telecommunications services as defined and described by the Telecom Regulations and the Telecom Catalogue.

Furthermore, the MIIT issued the Measures on the Administration of Telecommunications Business Operating Permits (2017 Revision) (the “Telecom License Measures”), which was promulgated on July 3, 2017 and became effective on September 1, 2017, to supplement the Telecom Regulations. The Telecom License Measures provide that there are two types of telecommunications operating licenses, or the VAT Licenses for operators in China, one for basic telecommunications services and one for value-added telecommunications services. A distinction is also made to licenses for value-added telecommunications services as to whether a license is granted for “intra-provincial” or “trans-regional” (inter-provincial) activities. An appendix to each license granted will detail the permitted activities of the enterprise to which it was granted. An approved telecommunications services operator must conduct its business (whether basic or value-added) in accordance with the specifications recorded in its VAT License.

Regulations Relating to Foreign Direct Investment in Value-Added Telecommunications Companies

Foreign direct investment in telecommunications companies in China is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (the “FITE Regulations”), which were issued by the State Council on December 11, 2001, became effective on January 1, 2002 and recently amended on March 29, 2022, and the Guidance Catalogue of Encouraged Industries for Foreign Investment (2022 Version) (the “Catalogue”), which was promulgated by the MOFCOM and the NDRC on October 26, 2022 and became effective on January 1, 2023, and the Negative List, which was promulgated by the MOFCOM and the NDRC, on December 27, 2021 and became effective on January 1, 2022. Under the aforesaid regulations, foreign invested telecommunications enterprises in the PRC, or FITEs, are generally required to be established as Sino-foreign equity joint ventures with limited exceptions. In general, the foreign party to a FITE engaging in value-added telecommunications services may hold up to 50% of the equity of the FITE, of which the geographical area it may conduct telecommunications services is provided by the MIIT in accordance with relevant provisions as mentioned above. In addition, the major foreign investor in a value-added telecommunications business in China must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating a value-added telecommunications business overseas.

On June 30, 2016, the MIIT issued an Announcement of the Ministry of Industry and Information Technology on Issues concerning the Provision of Telecommunication Services in Mainland China by Service Providers from Hong Kong and Macau (the “MIIT Announcement”), which provides that investors from Hong Kong and Macau may engage in online data processing and transaction processing business (only for operating e-commerce) by establishing Sino-foreign joint venture or wholly-owned enterprise without limitations on shareholding, but shall not hold more than 50% of the equity interest in FITEs engaging in information service business (excluding app store) and certain other specified categories of value-added telecommunications services.

On July 13, 2006, the MIIT issued the Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services (the “MIIT Notice”), which reiterates certain provisions of the FITE Regulations. In addition to the provisions stated in FITE Regulations, the MIIT Notice further provide that a domestic company that holds a value-added telecommunications license, is prohibited from leasing, transferring or selling the value-added telecommunications license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications businesses illegally in China. The MIIT Notice also requires each value-added telecommunications license holder to have appropriate facilities for its approved business operations and to maintain such facilities in the regions covered by its license, and specifically, with regard to the domain names and trademarks, the MIIT Notice required that trademarks and domain names that are used in the provision of Internet content services must be owned by the VAT License holder or its shareholders.

Regulations Relating to Internet Information Services

The Administrative Measures on Internet Information Services (the “Internet Information Measures”) was issued by the State Council on September 25, 2000 and amended on January 8, 2011, set out guidelines on the provision of internet information services. Pursuant to the Internet Information Measures, “internet information services” are defined as services that provide information to online users through the Internet. The Internet Information Measures classifies internet information services into commercial internet information services and non-commercial Internet information services. The commercial internet information services refer to services that provide information or services to internet users with charge. The Internet Information Measures requires commercial internet information services operators to obtain a value-added telecommunications business operating license (the “ICP License”) from the relevant government authorities before engaging in any commercial internet information services operations in China.

In addition, internet information service providers are required to monitor their websites to ensure that they do not contain content prohibited by laws or regulations. Internet information service providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the legal rights of others. The PRC government may require corrective actions to address non-compliance by ICP License holders or revoke their ICP License for serious violations. Furthermore, the MIIT Circular on Regulating the Use of Domain Names in Internet Information Services, issued on November 27, 2017 and that took effect on January 1, 2018, requires internet information service providers to register and own the domain names they use in providing internet information services.

Regulations Relating to Mobile Internet Application Information Services

On June 28, 2016, the CAC issued the Administrative Provisions on Mobile Internet Application Information Services (the “Mobile APP Provisions”), which took effect on August 1, 2016, requiring internet information service providers (“ICPs”), who provide information services through mobile internet applications, or APPs, i.e. APP information service providers, to strictly carry out the information security management responsibilities and fulfill their obligations in various aspects relating to the real-name system, protection of users’ information and the examination and management of information content, etc.

On June 14, 2022, the CAC promulgated the amended Administrative Provisions on Mobile Internet Application Information Services (the “Amended APP Provisions”), which became effective on August 1, 2022 and abolished the Mobile APP Provisions. Pursuant to the Amended APP Provisions, the APP information service providers are required to fulfill their obligations, including without limitation, establishing a real-name system and protection of users’ personal information and protection of minors. In addition, the Amended APP Provisions require APP information service providers to establish and improve mechanisms for the management of information content reviews, establish and improve management measures, including without limitation, user registration, account management, information review, routine inspections and emergency response and handling and allot professional personnel and technical capabilities corresponding to the scale of the services. The APP information service providers shall not induce users to download applications through actions such as false promotions and bundling downloads, or by using illegal and negative information and shall not rig rankings, rig volume, or control reviews and ratings through either machine or manual methods to create fake traffic. Furthermore, it provides that APP information service providers shall conduct security assessments in accordance with relevant laws and regulations before launching new technologies, applications or functions with public opinion features or social mobilization capabilities.

ICPs are also required under the Interim Measures on the Administration of Pre-Installation and Distribution of Applications for Mobile Smart Terminals, which was issued on December 16, 2016 and took effect on July 1, 2017, to ensure that APPs, as well as its ancillary resource files, configuration files and user data, can be conveniently uninstalled by a user, unless it is a basic function software (i.e., software that supports the normal functioning of hardware and operating system of a mobile smart device).

Regulations Relating to E-Commerce Business

On August 31, 2018, the SNCPC promulgated the E-Commerce Law of the PRC (the “E-Commerce Law”), which came into effect on January 1, 2019. Pursuant to the E-Commerce Law, e-commerce refers to the business activities of selling goods or providing services through information network such as the Internet, e-commerce operator refers to natural person, entity and organization that conduct their business activities of selling goods or providing services through information network such as the Internet. Under the E-Commerce Law, e-commerce operator shall register with competent market regulatory authority, with certain exceptions. Furthermore, e-commerce operator shall obtain relevant permits as provided by laws prior to its business operation, shall continuously display its business license information and permit information on a noticeable place on its homepage, and shall not sell goods or provide services that are forbidden by laws and regulations, otherwise may subject to fines or other legal penalties as provided in relevant laws and regulations.

On February 28, 2009, the SCNPC promulgated the Food Safety Law of the PRC, which was last amended on April 29, 2021, it sets forth a broad guideline on regulating food safety in China, food manufacturer and distributors shall be responsible for the safety of the food that it manufactured and sell. According to the Administrative Measures for Food Distribution Licensing, which was promulgated on became effective on November 17, 2017, anyone that plans to engage in food sales (including selling foods through the Internet) or provide catering services within the territory of the PRC shall obtain food distribution licenses as provided by law, the term of the food distribution license shall be five (5) years and can be renewed with an application submitted thirty (30) days prior to the date of expiration. Furthermore, as provided in the Measures for the Investigation and Punishment on Illegal Acts Concerning Online Food Safety (the “Food Safety Measures”), which was promulgated on April 2, 2021 and took effect on June 1, 2021, third-party platform provider for online food trading shall be abide by any laws, regulations and rules relating to food safety and shall be responsible for the authenticity of the safety information of online foods. Third-party platform provider for online food trading shall file with competent market regulatory authority to get a record number, the filing information includes its domine name, IP address, telecom business license and legal representative. If any illegal actions related to food safety are found, the third-party platform provider for online food trading shall stop them immediately and report to the competent market regulatory authority. If third-party platform providers for online food trading are found to be in violating the Food Safety Measures in certain situations, may subject them to warnings, fines, or suspension in serious situation.

Pursuant to the Administrative Measures on Online Drug Information Services, which was promulgated on July 8, 2004 and last amended on December 17, 2017, online drug information services refer to providing drug information services to online users through the Internet, and it is categorized as commercial and non-commercial, anyone that intends to provide online drug information services on its website shall apply and obtain the “Internet Drug Information Service Certificate” and display the certificate number on a noticeable spot on the homepage of its website, the certificate shall be valid for five (5) years, can be renewed if application is made six (6) months prior to the date of expiration, and subject to the requirements of the competent authority. If providing online drug information services without certificate or with an expired certificate, may subject to warnings, suspension of providing such service, or other penalties as provided by relevant laws and regulations.

Regulations Relating to the Protection of Consumer Rights and Interests

Business operators in the business of supplying and selling manufactured goods or services to consumers, shall comply with the Law of the PRC on the Protection of Consumer Rights and Interests (the “Consumer Rights Protection Law”), promulgated by the SCNPC on October 31, 1993 and last amended on October 25, 2013.

According to the Consumer Rights Protection Law, business operators must ensure that the goods or services provided by them meet the requirements for safeguarding personal and property safety. For goods and services that may endanger personal and property safety, consumers should be provided with a true description and an explicit warning, as well as a description and indication of the proper way to use the goods or accept the services and the methods of preventing the occurrence of a hazard. If the goods or services provided by the business operators cause personal injuries to consumers or third parties, the business operators shall compensate the injured parties for their losses.

Regulations Relating to Information Security and Privacy Protection

Laws and Regulations on Information Security

In recent years, PRC government have enacted laws and regulations with respect to internet information security and protection of personal information from abusing or unauthorized disclosure. Pursuant to the Decision on the Maintenance of Internet Security issued by the SCNPC, on December 28, 2000, which was amended on August 27, 2009, it provides a broad guidelines on regulating any criminal activities in China for any attempt to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; (v) infringe upon intellectual property rights or damage business credit or reputation of others; (vi) intentionally make, spread computer viruses and other destructive programs, attack computer systems and communication networks which lead to damages to such systems and networks; (vii) carry out theft, fraud, racketeering through internet; and (viii) other activities prohibited by relevant laws and regulations.

Internet security in China is also regulated and restricted from a national security standpoint. On July 1, 2015, the SCNPC promulgated the new National Security Law, which took effect on the same date and replaced the former National Security Law promulgated in 1993. According to the new National Security Law, the state shall ensure that the information system and data in important areas are secure and controllable, and shall establish national security review and supervision institutions and mechanisms, and conduct national security reviews of key technologies and IT products and services that affect or may affect national security.

Pursuant to the Ninth Amendment to the Criminal Law (the “Ninth Amendment”), which issued by the SCNPC on August 29, 2015 and took effect on November 1, 2015, any ISP that fails to fulfil the obligations related to internet information security administration as required by applicable laws and refuses to rectify is subject to criminal liability for (i) any dissemination of illegal information in large scale; (ii) any severe effect due to leakage of the users’ information; (iii) any serious loss of criminal evidence; or (iv) other severe situation. The Ninth Amendment also provides that any individual or entity that (i) sells or provides personal information to others that violates applicable law, or (ii) steals or illegally obtains any personal information, is subject to criminal penalty for severe violations.

On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretations on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, which took effect on June 1, 2017. It clarifies several concepts regarding the crime of “infringement of citizens’ personal information,” including defining the scope of “citizen’s personal information,” identifying the ways of “provision” and “unlawful acquisition.”

In addition, the Civil Code of the PRC, which was issued by the NPC on May 28, 2020 and took effect on January 1, 2021, requires personal information of individuals shall be protected. Any organization or individual requiring personal information of others shall obtain such information legally and ensure the security of such information, and shall not illegally collect, use, process, or transmit such personal information, or illegally buy, sell, provide, or publish such personal information.

On November 7, 2016, the SCNPC promulgated the Cyber Security Law, which took effect on June 1, 2017, pursuant to which, the CAC is responsible for the overall network security coordination and relevant supervision and management, network operators must comply with laws and regulations and fulfil their obligations to safeguard network security when conducting business and providing services. Those who provide services through networks must take technical measures and other necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. It also states that network operator may not collect personal information that is irrelevant to the services it provides or collect or use the personal information in violation of the provisions of relevant laws or agreements between both parties. Under the Cyber Security Law, network operators are subject to various security protection-related obligations, including:

•        complying with security protection obligations in accordance with tiered requirements with respect to maintenance of the security of Internet systems, which include formulating internal security management rules and developing manuals, appointing personnel who will be responsible for internet security, adopting technical measures to prevent computer viruses and activities that threaten Internet security, adopting technical measures to monitor and record status of network operations, retaining user logs for at least six (6) months, and adopting measures such as data classification, key data backup, and encryption for the purpose of securing networks from interference, vandalism, or unauthorized visits, and preventing network data from leakage, theft, or tampering;

•        verifying users’ identities before signing agreements or providing services such as network access, domain name registration, landline telephone or mobile phone access, information publishing, or real-time communication services;

•        clearly indicating the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected when collecting or using personal information;

•        strictly preserving the privacy of user information they collect, and establish and maintain systems to protect user privacy; and

•        strengthening management of information published by users. When the network operators discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the relevant governmental agencies.

On November 15, 2018, the CAC issued the Provisions on Security Assessment of Internet Information Services with Public Opinion Attributes or Social Mobilization Capacity, which came into effect on November 30, 2018. The provisions require Internet information providers to conduct security assessments on their Internet information services if their services include forums, blogs, microblogs, chat rooms, communication groups, public accounts, short-form videos, online live-streaming, information sharing, mini programs or other functions that provide channels for the public to express opinions or have the capability of mobilizing the public to engage in specific activities. Internet information providers must conduct assessment on, among other things, the legality of new technology involved in the services and the effectiveness of security risk prevention measures, and file the assessment report with the local competent cyberspace administration authority and public security authority.

On November 28, 2019, four bureaus including the CAC jointly promulgated the Measures for the Identification of Illegal Collection and Use of Personal Information by APP, which came into effect on the same day, it clarifies six categories of illegal actions that could be deemed as illegally collecting and using personal information by APP operators, including, setting forth the scope and relevant actions under the term of “undisclosed collection and usage rules,” “inexplicitly stated the purpose, method and scope of the collection and use of personal information,” “collecting personal information without the consent of user,” “violating necessary rules and collecting personal information irrelevant to the services it provided” and “providing personal information to other parties without consents.”

On June 10, 2021, the SCNPR promulgated the Data Security Law of the PRC (the “Data Security Law”), which took effect on September 1, 2021. Under the Data Security Law, data refers to any record of information that be kept electronically or otherwise, and data processing includes the collection, storage, use, processing, transmission, provision and disclosure of data, any individual or entity shall collect data in a legitimate and proper manner. A data security review mechanism will be established by the State, and any data processing activity that endanger or may endanger national security shall subject to national security review, data processor providing vital data that generated and collected within the PRC outside China shall subject to the Cyber Security Law and other regulations and rules that promulgated by the CAC and the State Council. In case of any non-compliance under the Data Security Law, a data processor may be ordered to make corrections, and under certain serious circumstances, such as severe data divulgence, may be subject to penalties, including the revocation of business license or other permits.

On July 6, 2021, the General Office of the CCP and the General Office of the State Council jointly issued the Opinions on legally and Strictly Crackdown Illegal Securities Activities, which require to speed up the revision of the provisions on strengthening the classification and archives management relating to overseas issuance and listing of securities, and to improve the laws and regulations relating to data security, cross-border data flow, and classified information management.

On December 28, 2021, thirteen PRC authorities including the NDRC, the MOFCOM, the MIIT and the CAC jointly promulgated the Cybersecurity Review Measures, which came into effect on February 15, 2022. Under the Cybersecurity Review Measures, network platform operator engaging in data processing activities that affects or may affect national security shall be subject to cybersecurity review. Furthermore, it provides that any network platform operator with more than 1 million users’ personal information data shall apply for a mandatory cybersecurity review with the Cybersecurity Review Office prior to its listing in a “foreign country.”

Regulations on Privacy Protection

On December 13, 2005, the Ministry of Public Security (the “MPS”) issued the Regulations on Technological Measures for Internet Security Protection, which took effect on March 1, 2006, requiring internet service providers to utilize standard technical measures for internet security protection, to keep records of certain information about their users (including user registration information, log-in and log-out time and IP address) for at least sixty (60) days and submit the above information as required by laws and regulations, and unless as provided by laws and regulations, not to disclose their users’ registration information without the consent of such users.

Under the Several Provisions on Regulating the Market Order of Internet Information Services issued by the MIIT on December 29, 2011 and that took effect on March 15, 2012, ICPs are also prohibited from collecting any users’ personal information or providing any information to third parties without the consent of the user, unless such information is anonymous, not personally identifiable and unrecoverable as provided under the Cyber Security Law. ICPs must expressly inform the users of the method, content and purpose of the collection and processing of user personal information and may only collect information necessary for its services. ICPs are also required to properly maintain users’ personal information, and in case of any leakage or likely leakage of users’ personal information, ICPs must take remedial measures immediately and report any material leakage to the telecommunications regulatory authority.

In addition, the Decision on Strengthening Network Information Protection (the “Decision”) issued by the SCNPC on December 28, 2012 further emphasizes the need to protect electronic information that contains individual identification information and other private data. The Decision requires ICPs to expressly inform their users of the purpose, manner and scope of their collection and use of users’ personal electronic information and collect and use only with the consent of the users, to establish and publish policies regarding their collection and use of users’ personal information, and to take necessary measures to ensure the security of the users’ personal information and to prevent the occurrence of any leakage, damage or loss. The Decision also mandates that Internet services providers and their employees must keep strictly confidential regarding the users’ personal information that they collected.

Furthermore, the MIIT issued the Provisions on the Protection of Personal Information of Telecommunications and Internet Users (the “Provisions”) on July 16, 2013 and took effect on September 1, 2013, which contains detailed requirements on the use and collection of personal information as well as the security measures to be taken by ICPs. Most of the requirements under the Provisions that are relevant to Internet services providers are consistent with the requirements already established under the MIIT provisions discussed above, except that under the Provisions the requirements are more strict and have a wider scope and with greater details. If an Internet services provider intends to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Further, it must disclose to its users the purpose, method and scope of any such collection or use, and must obtain consent from the users whose information is being collected or used. Internet services providers are also required to establish and publish their protocols relating to personal information collection or use, keep any collected information strictly confidential, and take technological and other measures to maintain the security of such information. Internet services providers are also required to cease any collection or use of the user personal information, and de-register the relevant user account, when a given user stops using the relevant Internet service. Internet services providers are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such information unlawfully to other parties. The Provisions further states, in broad terms, that violators may face warnings, fines, and disclosure to the public and, in the most severe cases, criminal liability.

On August 22, 2019, the CAC promulgated the Provisions on the Cyber Protection of Children’s Personal Information, which took effect on October 1, 2019, requiring that before collecting, using, transferring or disclosing the personal information of a child, any Internet service operator should inform that child’s guardians in a noticeable and clear manner and obtain their consents. Meanwhile, Internet service operators should take measures like encryption when storing children’s personal information, customize personal information protection rules and user agreement for children, and designate personnel responsible for the protection of children’s personal information.

Upon reviewed by the 30th Session of the SCNPC, the Law on Personal Information Protection of the PRC (the “PIP Law”) was adopted and issued on August 20, 2021 and came into effect on November 1, 2021. The PIP Law, along with the Cyber Security Law and the Data Security Law, will build a more complete, comprehensive and systematic legal protection system and form the standard data and digital policy in the field of information protection and cybersecurity in China. Under the PIP Law, personal information processing includes the collection, storage, use, processing, transmission, provision, disclosure and deletion of personal information, it further requires that personal information shall be processed for a specific and reasonable purpose, shall be limited to the minimum extent necessary to achieve processing purpose and in a manner that has the least impact on individual rights and interests, and shall not conduct any processing of personal information that is unrelated to its processing purpose. Further, the PIP Law specifies that, in principle, an individual’s consent should be obtained for personal information processing, with six exceptions such as that personal information are processed for performing legal duties or legal obligations, or for tackling public health emergencies, or for protecting the life, health and property safety of a natural person under emergency circumstances. It is required by the PIP Law that, personal information processors who have processed personal information in an amount reaching a threshold as prescribed by the national cyberspace authority, shall store the personal information collected or generated by them within the territory of China, a security assessment organized by the national cyberspace authority shall be done if it is indeed necessary to provide such information to an overseas recipient, unless otherwise provided by laws and regulations and the competent cyberspace authority. The PIP Law further stipulates that, the competent PRC authority would deal with the request of the provision of personal information that stored within China by oversea juridical or law enforcement authority in accordance with relevant PRC laws or international treaties that China is a party to, however, without the prior approval from the competent PRC authorities, no personal information processor shall provide any personal information stored within China to any oversea juridical or law enforcement authority. In order to strengthen the protection of personal information of minors, the PIP Laws provides that personal information of minors under the age of 14 are deemed as sensitive personal information and shall be protected under stringent requirements, and on this basis sets forth special requirements such as being subject to a guardian’s consent and special rules for the processing of the personal information of such minors.

Regulations Relating to Foreign Investment

The Market Entrance Rules for Foreign Investment

Market Entrance for investment activities in the PRC by foreign investors are mainly governed by the Catalogue, which was promulgated by the MOFCOM and the NDRC on October 26, 2022 and became effective on January 1, 2023, and the Negative List, which was promulgated by the MOFCOM and the NDRC on December 27, 2021 and

became effective on January 1, 2022. The Catalogue stipulates the encouraged industries for foreign investment, and the Negative List stipulates the prohibited and restricted industries for foreign investment. If the investment falls within the “encouraged” category, foreign investment can be conducted through the establishment of a wholly foreign-owned enterprise. If the investment falls within the “restricted” category, foreign investment may be conducted through the establishment of a wholly foreign-owned enterprise if certain requirements are met or in some cases must be conducted through the establishment of a joint venture enterprise, with varying minimum shareholdings for the Chinese party, depending on the particular industry. If the investment falls within the “prohibited” category, foreign investment of any kind is not allowed. Any investment that occurs within an industry not falling into any of three categories mentioned above is classified as a permitted industry for foreign investment. Pursuant to the Negative List, value-added telecommunication business (excluding e-commerce, domestic multi-party communication, store-and-forward telecommunication service, and call center) falls within the “restricted” category, and the permitted foreign investment shareholding shall not be more than 50%.

We currently operate our business through the VIE and its subsidiaries in the PRC, which mainly engage in the value-added telecommunication business, thus falls within the restricted category under the Negative List.

The Foreign Investment Law

On March 15, 2019, the NPC approved the Foreign Investment Law, which took effect on January 1, 2020 and replaced the three governing laws on foreign investments in the PRC, namely, the PRC Sino-foreign Equity Joint Ventures Law, the PRC Sino-foreign Cooperative Enterprises Law and the PRC Wholly Foreign-owned Enterprises Law, together with their implementation rules and ancillary regulations. Meanwhile, the Regulations for the Implementation of the Foreign Investment Law, which were promulgated by the State Council on December 26, 2019 and became effective on January 1, 2020, which further clarified and elaborated the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and its Implementation Rules embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China, and establish the basic framework for the access of, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

Pursuant to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity interest, shares in assets, or other equivalent rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

The Foreign Investment Law grants national treatment to FIEs, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the negative list that promulgated or approved to promulgate by the State Council. The Foreign Investment Law provides that FIEs operating in foreign restricted industries will require market entry clearance and other approvals from relevant PRC authorities. If a foreign investor is found to invest in any prohibited industry as stipulated in the “negative list,” such foreign investor may be required to, among other things, cease its investment activities, dispose of its equity interests or assets within a prescribed time limit or have its income confiscated. If the investment activity of a foreign investor is in breach of any special administrative measure for restrictive access provided for in the “negative list,” the relevant competent department shall order the foreign investor to make corrections within a prescribed time limit and take necessary measures to meet the requirements of the special administrative measure for restrictive access. Moreover, legal liability may be imposed if foreign investors were found to be in violation with the provisions for the access of foreign investment under the negative list.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that a foreign investor may freely transfer into or out of China, in Renminbi or a foreign currency, its contributions, profits, capital gains, income from disposition of assets, royalties of intellectual property rights, indemnity or compensation lawfully acquired, and income from liquidation, among others, within China; local governments shall abide by their commitments to foreign investors; governments at all levels and their departments shall enact local normative documents concerning foreign investment in compliance with laws and regulations and shall not impair legitimate rights and interests, impose additional obligations onto FIEs, set market access restrictions and exit conditions, or intervene with the normal production and operation activities of FIEs; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; and mandatory technology transfer is prohibited.

Furthermore, the Foreign Investment Law provides that FIEs established according to the previous PRC Sino-foreign Equity Joint Ventures Law, the PRC Sino-foreign Cooperative Enterprises Law and the PRC Wholly Foreign-owned Enterprises Law before the Foreign Investment Law enacted may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.

On December 30, 2019, the MOFCOM and the SAMR (formerly known as the State Administration for Industry and Commerce) jointly promulgated the Measures for Reporting of Foreign Investment Information (the “Foreign Investment Reporting Measures”), which came into effect on January 1, 2020 and replaced the Interim Administrative Measures for the Record-filing of the Establishment and Modification of Foreign-invested Enterprises. The Foreign Investment Reporting Measures establish an online reporting system for foreign investment instead of the previous requirement of the MOFCOM filing and/or approval procedures. Pursuant to the Foreign Investment Reporting Measures, for foreign investment carried out directly or indirectly within the PRC, foreign investors or FIEs shall submit investment information for establishments, modifications and dissolution and annual reports of the FIEs through the online reporting system.

On December 19, 2020, the NDRC and the MOFCOM promulgated the Measures for Security Review of Foreign Investment, which became effective on January 18, 2021, pursuant to which, security review shall be conducted if foreign investments affecting or likely to affect national security. The Foreign Investment Security Review Mechanism in charge of organization, coordination and guidance of foreign investment security review is thereunder established. A working mechanism office shall be established under the NDRC and led by the NDRC and the MOFCOM to undertake routine work on the security review of foreign investment. According to the Measures for Security Review of Foreign Investment, foreign investment activities falling within the scope such as important cultural products and services, important information technologies and Internet products and services, important financial services, key technologies and other important fields that concern national security while obtaining the ultimate control over the enterprise invested in, a foreign investor or a party concerned in the PRC shall take the initiative to make a declaration to the working mechanism office prior to making the investment.

The PRC Company Law

Pursuant to the PRC Company Law (2018 Revision), which promulgated by the SCNPC on October 26, 2018 and became effective the same day, the establishment, operation and management of corporate entities in the PRC are governed by the PRC Company Law. The PRC Company Law defines two types of companies: limited liability companies and companies limited by shares, our WFOE, the VIE and its subsidiaries are limited liability companies. Unless otherwise stipulated in the relevant laws on foreign investment, FIEs are also required to comply with the provisions of the PRC Company Law.

Regulations Relating to Intellectual Property

Copyright

Copyright in the PRC, including computer software copyright, is principally protected under the Copyright Law of the PRC (2020 Revision), which was promulgated on November 11, 2020 and became effective on June 1, 2021, and the Regulation on Computer Software Protection, which was promulgated on January 30, 2013 and became effective on March 1, 2013, the term of protection for copyrighted software is 50 years.

In order to further implement the Regulation on Computer Software Protection, the National Copyright Administration (the “NCA”) promulgated the Computer Software Copyright Registration Measures on February 20, 2002 and that became effective on the same day, which specify detailed procedures and requirements with respect to the registration of software copyrights. The NCA is in charge of the overall software copyright registration work nationwide, and the China Copyright Protection Center is the registration center that certified by the NCA. The China

Copyright Protection Center shall grant registration certificates to the computer software copyrights applicants which meet the requirements under both the Regulation on Computer Software Protection and the Computer Software Copyright Registration Measures.

Trademark

Registered trademarks are mainly protected under the Trademark Law of the PRC (2019 Revision) and its Implementation Rules (2014 Revision), collectively the Trademark Laws. Pursuant to the Trademark Laws, the right to exclusive use of a registered trademark shall be limited to trademarks which have been approved for registration and to goods and/or services for which the use of such trademark has been approved. The period of validity of a registered trademark shall be ten years, counted from the day the registration is approved, and may be renewed for another ten years provided that relevant application procedures have been completed within twelve (12) months before the end of the validity period. If the registrant fails to apply for renewal in a timely manner, a grace period of six (6) additional months may be granted. However, if the registrant fails to apply for renewal before the grace period expires, the registered trademark shall be deregistered.

Under the Trademark Laws, the Trademark Office of the SAMR (the “Trademark Office”) is responsible for the registration and administration of trademarks nationwide. The Trademark Office adopted the “first-to-file” principle for trademark registration, if two or more applicants apply for registration of identical or similar trademarks for the same or similar commodities, the application that was filed first will receive preliminary approval and will be publicly announced.

In addition, according to the Trademark Laws, using a trademark that is identical to or similar to a registered trademark in connection with the same or similar goods and/or services without the authorization of the owner of the registered trademark constitutes an infringement of the exclusive right to use a registered trademark.

Patent

Patents in the PRC are principally protected under the Patent Law of the PRC (2020 Revision) and its Implementation Rules (2010 Revision), collectively the Patent Laws. According to the Patent Laws, patents in the PRC are classified into three categories, namely, inventions, utility models and designs. The protection period of a patent right is ten (10) years for utility models, fifteen (15) years for designs, and twenty (20) years for inventions upon the date of application. The Patent Administration Office under the State Council is responsible for receiving, reviewing and approving patent applications. After a patent right is granted for an invention or utility model, except otherwise provided for in the Patent Laws, no entity or individual may, without the permission of the patent owner, exploit the patent, that is, manufacture, use, offer to sell, sell or import the patented product, or use the patented method, or use, offer to sell, sell or import any product which is a direct result of the use of the patented method, for production or business purposes. And after a patent right is granted for a design, no entity or individual shall, without the permission of the patent owner, exploit the patent, that is, manufacture, offer to sell, sell, or import any product containing the patented design for production or business purposes.

Domain Name

Domain names in China are regulated by the Administrative Measures on the Internet Domain Names promulgated by the MIIT on August 24, 2017 and became effective on November 1, 2017. Pursuant to which, “domain name” shall refer to the character mark of hierarchical structure, which identifies and locates a computer on the internet and corresponds to the internet protocol (IP) address of that computer. Unless otherwise provided in relevant rules, the principle of “first-to-file” is applied to domain name registration service. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

Regulations Relating to Labor Protection

The Labor Laws

Pursuant to the Labor Law of the PRC (2018 Revision) promulgated on effective on December 29, 2018, companies must negotiate and execute employment contracts with their employees based on the principle of fairness. Companies must establish and strengthen an employment hygiene system, strictly implement the national labor safety and health rules and standards, deliver occupational health and safety education to employees, prevent work-related accidents, and reduce occupational hazards. In addition, employers and employees shall purchase social insurances and pay for social insurance fees in compliance with the applicable PRC laws.

The Labor Contract Law of the PRC (2012 Revision), which was promulgated on December 28, 2012 and became effective on July 1, 2013, and the Implementation Regulations on Labor Contract Law, which was promulgated and became effective on September 18, 2008, collectively the Labor Contract Laws, serve as the primary law regulating the labor contract relationship between companies and their employees in respects such as the concluding, performing, alternation, dissolution and termination of a labor contract, requirements on probation period, payment of remuneration and economic compensation, labor dispatches as well as social security premiums. Pursuant to the Labor Contract Laws, an employment relationship is established between the employer and the employee since the day of employment, a written employment contract shall be executed. Moreover, employers shall pay wages that are no lower than the local minimum wage standards to their employees, and are prohibited from forcing their employees to work above certain time limit and shall pay employees for overtime work in accordance to national regulations.

The Social Insurance Law

Under the Social Insurance Law of the PRC (2018 Revision), which was promulgated and became effective on December 29, 2018, employers are required to pay basic pension insurance, unemployment insurance, basic medical insurance, employment injury insurance and maternity insurance for their employees at specified percentages of the salaries of the employees, up to a maximum amount specified by the local government regulations from time to time, and employees are required to pay basic pension insurance, unemployment insurance and basic medical insurance at specified percentages of their salaries. When an employer fails to pay social insurance premiums in full on a timely manner, relevant social insurance collection agency shall order it to make up for any shortfall within a prescribed time limit, and may impose a late payment fee at the rate of 0.05% per day of the outstanding amount from the due date. If such employer still fails to make up for the shortfalls within the prescribed time limit, the relevant administrative authorities shall impose a fine of one to three times the outstanding amount upon such employer.

The Housing Provident Fund Regulation

In accordance with the Administrative Regulation on Housing Provident Fund (2019 Revision) which was promulgated and became effective on March 24, 2019, employers must register at the designated administrative centers and open bank accounts for depositing their employees’ housing provident funds. Employer and employee are required to pay housing provident funds at an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time. If an employer fails to conduct housing provident fund registration or open housing provident fund accounts for its employees, the relevant housing provident fund administrative center will order it to complete such registration and open accounts within a prescribed time limit, a fine up to RMB50,000 may be imposed if such employer fail to do so at the given time limit; if the employer fails to pay housing provident fund in part or in full, the relevant housing provident fund administrative center shall order it to pay the outstanding amount within a particular time frame, and if such employer fails to comply with such order, the relevant housing provident fund administrative center may apply for compulsory execution from certain people’s court.

Regulations Relating to Taxation

Enterprise Income Tax (“EIT”)

Pursuant to the Enterprise Income Tax of the PRC which was promulgated by the SCNPC on March 16, 2007 and last amended on December 29, 2018, and the Regulations on the Implementation of Enterprise Income Tax Law of the PRC which was promulgated by the State Council on December 6, 2007 and last amended on April 23, 2019, collectively the EIT Laws, EIT shall be applicable at a uniform rate of 25% to both resident or non-resident enterprises. Resident enterprises are defined as enterprises that are established in the PRC in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but have a de facto management body in the PRC. Non-resident enterprises are defined as enterprises that are established under the laws of foreign countries and have no de facto management body within the PRC, but have established institutions or premises in the PRC, or have no such institutions or premises but have income generated from the PRC. EIT shall be payable by a resident enterprise for income sourced within or outside the PRC. EIT shall be payable by a non-resident enterprise, for income sourced within the PRC by its institutions or premises established in the PRC, and for income sourced outside the

PRC for which the institutions or premises established in the PRC have a de facto relationship. Where the non-resident enterprise has no institutions or premises established in the PRC or has income bearing no de facto relationship with the institution or premises established in the PRC, EIT shall be payable by the non-resident enterprise only for income sourced within the PRC at the rate of 20%.

Value-Added Tax (“VAT”)

Pursuant to the Interim Regulations on Value-added Tax of the PRC promulgated by the State Council on December 13, 1993 and were recently amended on November 19, 2017, and the Detailed Rules on the Implementation of Interim Regulation on Value-added Tax of the PRC promulgated by the MOF, on December 25, 1993 and were recently amended on October 28, 2011, collectively the VAT Laws, all entities and individuals in the PRC engaging in the sales of goods, provision of processing services, repairs and replacement services, sales services, intangible assets, real estate and the importation of goods are required to pay VAT at the rate of 17%, unless otherwise stated.

According to the Circular on Adjusting Value-added Tax Rates, which was promulgated the MOF and the SAT, on April 4, 2018 and became effective on May 1, 2018, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or importation of goods, the previous applicable 17% and 11% tax rates are lowered to 16% and 10% respectively.

According to the Circular on Policies to Deepen Value-added Tax Reform, which was promulgated by the MOF, the SAT and the General Administration of Customs on March 20, 2019 and became effective on April 1, 2019, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or importation of goods, the previous applicable 16% and 10% tax rates are lowered to 13% and 9% respectively.

Withholding Tax

Pursuant to the EIT Laws, except as otherwise provided by relevant tax treaties with the PRC government, dividends paid by foreign-invested enterprises to foreign investors which are non-resident enterprises and which have not established or operated premises in the PRC, or which have established or operated premises but where their income has no de facto relationship with such establishment or operation of premises shall be subject to a withholding tax of 10%. Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, where the beneficial owner holding at least 25% of the equity interest of the foreign invested enterprise, the tax rate may be reduced to 5% when distributing dividends.

Moreover, according to the Circular on Issues Relating to “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and took effect on April 1, 2018, a “beneficial owner” shall mean a person who has ownership and control over the income, and the rights and property from which the income is derived. When determining the applicant’s status of being a “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, a comprehensive analysis shall be taken into account with the actual conditions of the specific case. In general, the following factors are unfavorable for the determination of “beneficial owner” status of an applicant: (i) the applicant is obligated to pay 50% or more of the income, within 12 months from its receipt, to a resident of a third country (region), where the term “obligated” includes agreed obligations and de facto payment for which there is no agreed obligation; (ii) the business activities undertaken by the applicant do not constitute substantive business activities; (iii) the treaty counterparty country (region) does not levy, or exempts tax on the relevant income, or levies tax but with a very low actual tax rate; (iv) in addition to the loan contract based on which interest is derived and paid, there exists other loans or deposit contracts between the creditor and the third party, of which factors such as the amount, interest rate and date of execution are similar; and (v) in addition to the transfer contract for rights to use such as copyright, patent, technology, from which the royalties are derived and paid, there exists other transfer contracts for rights to use or ownership in relation to copyright, patent, technology between the applicant and a third party.

Pursuant to the Notice on the Relevant Issues Concerning the Implementation of Dividend Clauses in Tax Treaties promulgated by the SAT and became effective on February 20, 2009, all of the following conditions shall be satisfied before the concession tax rate in a tax treaty can be enjoyed: (1) the tax resident obtaining dividends shall be restricted to the company as provided in the tax treaty; (2) among all the ownership equity interests and voting shares of the PRC resident company, the proportion directly owned by the tax resident complies with the prescribed proportions under the tax treaty; and (3) the proportion of the equity interests of the PRC resident company directly owned by such tax resident complies with, at all times within the twelve months before obtaining the dividends, the proportions specified in the tax treaty.

Pursuant to the Announcement on Issuing the Administrative Measures for Entitlement to Treaty Benefits for Non-resident Taxpayers promulgated by the SAT on October 14, 2019 and became effective on January 1, 2020, entitlement to treaty benefits for non-resident taxpayers shall be handled by means of “self-judgment of eligibility, declaration of entitlement, and retention of relevant materials for future reference.” Where non-resident taxpayers judge by themselves that they meet the conditions for entitlement to treaty benefits, they may obtain such entitlement themselves at the time of making tax declarations, or at the time of making withholding declarations via withholding agents. At the same time, they shall collect and retain relevant materials for future reference in accordance with the provisions of these Measures, and shall accept the follow-up administration by the relevant tax authorities. Relevant materials proving the status of “beneficial owner” shall be retained in the case of entitlement to treaty benefits relating to dividend, interest and royalty.

Regulations Relating to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, promulgated by the State Council in 1996 and most recently amended in 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans.

In November 2012, the SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment (the “SAFE Circular 59”), and was most recently amended in 2015, which substantially amends and simplifies the current foreign exchange procedures. Pursuant to the SAFE Circular 59, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts, and guarantee accounts, the reinvestment of Renminbi proceeds derived by foreign investors in China, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously.

In February 2015, the SAFE promulgated the SAFE Circular 13, pursuant to which, instead of applying for approval regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

In March 2015, the SAFE issued the SAFE Circular 19, pursuant to which, a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). In addition, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capital on a discretionary basis. A foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business. Where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise must first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

In June 2016, SAFE promulgated the SAFE Circular 16, pursuant to which, in addition to foreign currency capital, enterprises registered in China may also convert their foreign debts, as well as repatriated fund raised through overseas listing, from foreign currency to Renminbi on a discretional basis. SAFE Circular 16 also reiterates that the use of capital so converted shall follow “the principle of authenticity and self-use” within the business scope of the enterprise. According to SAFE Circular 16, the Renminbi funds so converted shall not be used for the purposes of, whether directly or indirectly, (i) paying expenditures beyond the business scope of the enterprises or prohibited by laws and regulations; (ii) making securities investment or other investments (except for banks’ principal-secured products); (iii) granting loans to non-affiliated enterprises, except as expressly permitted in the business license; and (iv) purchasing non-self-used real estate (except for the foreign-invested real estate enterprises).

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification (the “SAFE Circular 3”), which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records, and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Further, pursuant to the SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

On April 10, 2020, the SAFE issued the Notice on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business (the “SAFE Circular 8”), it provides that under the condition that the use of the funds is genuine and compliant with current administrative provisions on use of income relating to capital account, enterprises are allowed to use income under capital account such as capital funds, foreign debts and overseas listings for domestic payment, without submission to the bank prior to each transaction of materials evidencing the veracity of such payment.

Regulations Relating to Dividend Distribution

The principal laws and regulations regulating to the dividend distribution of by FIEs in the PRC include the Company Law of the PRC, the Foreign Investment Law and its Implementation Rules, pursuant to which, wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations, and shall not distribute any profits until any losses from prior fiscal years have been offset. Additionally, these FIEs may not pay dividends unless they set aside at least 10% of their respective accumulated profits after tax each year, if any, to fund certain reserve funds, until the accumulative amount of such fund reaches 50% of the enterprise’s registered capital, these reserves are not distributable as cash dividends. FIEs also may allocate a portion of their after-tax profits based on PRC accounting standards to fund their employee welfare and bonus at their discretion.

Regulations Relating to Foreign Exchange Registration of Offshore Investment by PRC Residents

In July 2014, the SAFE issued the SAFE Circular 37. The SAFE Circular 37 regulates foreign exchange matters in relation to the use of SPVs by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under the SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. The Circular 37 requires that, before making contribution into a SPV, PRC residents or entities are required to complete foreign exchange registration with the SAFE or its local branch.

In February 2015, SAFE promulgated the SAFE Circular 13. SAFE Circular 13 has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks instead of the SAFE or its local branch in connection with their establishment of a SPV.

In addition, pursuant to the SAFE Circular 37, an amendment to registration or subsequent filing with qualified banks by such PRC resident is also required if there is a material change with respect to the capital of the offshore company, such as any change of basic information (including change of such PRC residents, change of name and operation term of the SPV), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. Failure to comply with the registration requirements as set forth in both the SAFE Circular 37 and the SAFE Circular 13, misrepresent on or failure to disclose controllers of foreign-invested enterprises that are established by round-trip investment may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent company or affiliates, and may also subject relevant PRC residents to penalties under the Foreign Exchange Administration Regulations of the PRC.

Regulations Relating to Foreign Debt

As an offshore holding company, we may make additional capital contributions to our WFOE subject to approval from the local department of market regulation and the SAFE, with no limitation on the amount of capital contributions. We may also make loans to our WFOE subject to the approval from SAFE or its local office within the limitation on the amount of loans.

By means of making loans, WFOE is subject to the relevant PRC laws and regulation relating to foreign debts. On January 8, 2003, the NDRC, the SAFE and the MOF, jointly promulgated the Circular on the Interim Provisions on the Management of Foreign Debts (the “Foreign Debts Provisions”), which became effective on March 1, 2003 and amended on July 26, 2022. Pursuant to the Foreign Debts Provisions, the total amount of foreign loans received by a foreign-invested company shall not exceed the difference between the total investment in projects as approved by the MOFCOM or its local counterpart and the amount of registered capital of such foreign-invested company. In addition, on January 11, 2017, PBOC issued the “PBOC Circular 9, which sets out the statutory upper limit on the foreign debts for PRC non-financial entities, including both foreign-invested companies and domestic-invested companies. Pursuant to the PBOC Circular 9, the foreign debt upper limit for both foreign-invested companies and domestic-invested companies is calculated as twice the net asset of such companies. As to net assets, the companies shall take the net assets value stated in their latest audited financial statement.

The PBOC Circular 9 does not supersede the Foreign Debts Provisions. It provides a one-year transitional period from January 11, 2017, for foreign-invested companies, during which foreign-invested companies, such as WFOE, could adopt their calculation method of foreign debt upper limit based on either the Foreign Debts Provisions or the PBOC Circular 9. The transitional period ended on January 11, 2018. Upon its expiry, pursuant to the PBOC Circular 9, the PBOC and the SAFE shall reevaluate the calculation method for foreign-invested companies and determine what the applicable calculation method would be.

Furthermore, the PBOC and the SAFE promulgated the PBOC Circular 64, pursuant to which, the foreign debt upper limit is increased up to 2.5 times the net assert.

On January 7, 2021, the PBOC and the SAFE collectively promulgated the PBOC Circular 5, pursuant to which, the macro-prudent adjustment parameter for cross-border financing was decreased from 1.25 to 1, therefore, the upper limit for foreign debt is down to 2 times the net assets.

Regulations Relating to M&A and Oversea Listing

On August 8, 2006, six PRC governmental and regulatory agencies, including the MOFCOM and the CSRC, promulgated the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006, and was amended on June 22, 2009. The M&A Rules, among other things, requires that offshore SPVs that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, shall obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

Our PRC counsel, JT&N, has advised us that, based on its understanding of the M&A Rules, the CSRC approval under the M&A Rules is not required in the context of this offering given that: (i) Renmi E-Commerce was established by means of direct investment rather than by a merger with or an acquisition of any PRC domestic companies as defined under the M&A Rules, and (ii) no explicit provision in the M&A Rules classifies the respective contractual arrangements among Renmi E-commerce, QQJ Network and its shareholders as a type of acquisition transaction falling within the M&A Rules. Notwithstanding the above opinion, our PRC counsel has further advised us that uncertainties exist as to how the M&A Rules will be interpreted and implemented and its opinions summarized above are subject to any new laws, rules, and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If the CSRC or other PRC regulatory agencies subsequently determine that prior CSRC approvals are required regarding this offering, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies.

On February 17, 2023, the CSRC released the Administrative Measures and five supporting guidelines, which came into force on March 31, 2023, as well as the Notice. According to the Administrative Measures and the Notice, overseas offering and listing refers to overseas offerings by domestic companies of equity shares, depository receipts, convertible corporate bonds, or other equity-like securities, and overseas listing of the securities for trading. Overseas offering and listing, which is specifically divided into direct overseas offerings and listing and indirect overseas offerings and listing, shall be filed in accordance with the Administration Measures. According to the Notice, the domestic companies that have submitted valid applications for overseas issuance and listing but have not been approved by overseas regulatory authorities or overseas stock exchanges at the date of effectiveness of the Administrative Measures can reasonably arrange the timing of filing applications and should complete the filing before the overseas issuance and listing. Our submission of a listing application will fall into the scope of overseas offering and listing provisions in the Administrative Measures. Based on the foregoing, we are required to file with the CSRC in accordance with the Administrative Measures and complete the filing before the overseas issuance and listing. As of the date of this prospectus, we are in the process of preparing a report and other required materials in connection with the CSRC filing, which will be submitted to the CSRC in due course. We expect to submit any additional materials as subsequently requested by and/or respond to questions from the CSRC on a timely basis as they occur, and expect to obtain CRSC’s notification of completion of such filing prior to our proposed initial public offering and listing on the Nasdaq Stock Market. However, if we fail to comply with such filing requirements, the CSRC may order rectify such non-compliance, issue a warning, and impose a fine of not less than RMB1 million and not more than RMB10 million.

On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China jointly issued the Confidentiality Provisions, which came into effect on March 31, 2023 with the Administrative Measures. The Confidentiality Provisions require that, among other things, (a) a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Any failure or perceived failure by the company or its PRC subsidiary to comply with the above confidentiality and archives administration requirements under the Confidentiality Provisions, and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

MANAGEMENT

Set forth below is information concerning our directors, executive officers and other key employees. The following individuals are members of the Board and executive management of the Registrant.

Name	Age	Position(s)
Hao Jiang	29	Chairman of the Board of Directors, Chief Operating Officer
Chuanyong Zhang	42	Chief Executive Officer and Director
Guofu Zhang	43	Chief Financial Officer
Wei Wang	43	Chief Technology Officer
Chuang Chen	50	Independent Director Nominee and Chair of the Audit Committee
Dandan Wang	37	Independent Director Nominee and Chair of the Nominating Committee
Juan Huang	45	Independent Director Nominee and Chair of the Compensation and Corporate Governance Committee

The following is a brief biography of each of our executive officers and directors:

Executive Officers

Hao Jiang has been serving as Chairman of the Board of Directors and Chief Operating Officer of QQJ Inc. since 2021. He has been the Chief Operating Officer of QQJ Network since May 2021. He is responsible for internal supervision and management and management of external affairs. From October 2018 to April 2020, Mr. Jiang was web software engineer in Jiuyue (Shanghai) Network Technology Co. Ltd. From September 2014 to February 2017, Mr. Jiang worked as the engineer in charge of the technology development and front-line production management in Jianghuai Automobile Group, making continuous efforts in R&D design for the company. Mr. Jiang holds a bachelor’s degree in Machinery Design and Automation from Anhui University of Science and Technology.

Chuanyong Zhang has been serving as our Chief Executive Officer (“CEO”) and director since 2021. He has been the CEO of QQJ Network since October 2021, responsible for the overall platform operation. From December 2019 to September 2021, Mr. Zhang served as the CEO of Shanghai Ruiyan Information Technology Co., LTD. In January 2019, he established his own company — Shanghai Lumei E-commerce Center, which is mainly engaged in the management of technology development, technology transfer, technology consulting and technical services concerning the Internet. From January 2017 to December 2018, Mr. Zhang, who played a decisive role in expanding market for the company, worked as Marketing Vice President for Heyao (Shanghai) Network Technology Ltd., responsible for the platform investment, online and offline business development, marketing planning etc. Mr. Zhang holds a bachelor’s degree in Business Management from Shanghai Open University.

Guofu Zhang has been serving as our Chief Financial Officer (“CFO”) since 2021. He has been the CFO of QQJ Network since October 2021, responsible for the financial accounting management and economic accounting. From July 2021 to October 2021, Mr. Zhang worked as a freelance accounting consultant. From November 2020 to June 2021, he served as Chief Financial Officer of Hongli Group Inc. From January 2016 to October 2020, he served as the Chief Financial Officer of AGM Group Holdings, Inc. (Nasdaq: AGMH). From 2013 to 2015, he was a senior accounting consultant at China Customer Relations Centers, Inc. He is experienced in financial analysis, auditing, and accounting internal control. He also has experience with financial reporting of US-listed public companies. Mr. Zhang earned his bachelor’s degree in accounting from Renmin University of China.

Wei Wang has been serving as our Chief Technology Officer since 2021. He has been the Chief Technology Officer of QQJ Network since July 2021, responsible for the design and development of the company’s internet ecology. From December 2018 to May 2021, he served as the technical director in Jiuyue (Shanghai) Network Technology Co., Ltd., responsible for the design and development of the entire e-commerce platform. From May 2016 to December 2018, he was the technical director in Hefa (Shanghai) Network Technology Co., Ltd. With more than ten years of experience in technology development and system architecture design, he is familiar with IT technology development, distributed and micro-service system architecture design. Also, he is good at cutting-edge technologies such as high concurrency, high availability, virtualization, big data algorithm and artificial intelligence. Mr. Wang holds a bachelor’s degree in Computer Science and Technology from Suzhou University.

Independent Director Nominees

Chuang Chen will become an independent director and the Chair of the Audit Committee upon effectiveness of our registration statement. He has been the department manager at Zhongxinghua Certified Public Accountants LLP since November 2018. Before that, he was a business partner at Ruihua Certified Public Accountants from November 2017 to November 2018. Mr. Chen earned his bachelor’s degree in accounting from Handan Agricultural College and became a certified public accountant in China in 2004. He has extensive experience in initial public offerings and has advised a number of companies going public in China and the United States, including Huan China Sun Pharmaceutical Machinery Co. Ltd and Sichuan Goldstone Orient New Material Equipment Inc.’s listings on the Shenzhen Stock Exchange. Mr. Chen is a financial expert in auditing, accounting and setting up internal control system.

Dandan Wang will become an independent director and the Chair of the Nominating Committee upon effectiveness of our registration statement. Ms. Wang has been working as a design director in Shanghai Xingjie Decoration Co. Ltd. since 2018 and a member of the senior management of her company. Ms. Wang is a senior interior architect of China Building Decoration Association, intermediate interior designer of Shanghai decoration industry, and a member of China Interior Decoration Industry Association. She received a bachelor’s degree in art design from Anhui Polytechnic College (now known as Anhui Polytechnic University) in 2008.

Juan Huang will become an independent director and the Chair of the Compensation and Corporate Governance Committee upon effectiveness of our registration statement. Ms. Huang is experienced in business administration and has served as the manager at Guangzhou Mingjia Intelligent Technology Co.’s administrative department since June 2020. She was an administrative manager at Guangzhou Yujie Management Consulting Co. from August 2018 to June 2020. Ms. Huang obtained her diploma in administration from Wuhan University in 2000.

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Director Independence

We currently do not have independent director as that term is defined in the listing standards of the Nasdaq Capital Market. We intend to appoint more independent directors upon initial closing of this offering as required by the listing standard of Nasdaq Capital Market.

Duties of Directors

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

(i)     duty to act in good faith in what the director believes to be in the best interests of the company as a whole;

(ii)    duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

(iii)   directors should not properly fetter the exercise of future discretion;

(iv)   duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

(v)    duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings.

Terms of Directors and Executive Officers

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for reelection. All of our executive officers are appointed by and serve at the discretion of our board of directors. There is currently no shareholding qualification for directors.

Employment Agreements with our Executive Officers and Directors

We have entered into fixed-term employment agreement with Hao Jiang, Chuanyong Zhang, Guofu Zhang and Wei Wang.

Compensation of Directors and Executive Officers

For the six months ended March 31, 2023 and 2022, we paid an aggregate of $32,456 and $34,733, respectively, as compensation to our executive officers and directors. For the fiscal years ended September 30, 2022 and 2021, we paid an aggregate of $67,573 and $15,366, respectively, as compensation to our executive officers and directors. None of our non-employee directors have any service contracts with us that provide for benefits upon termination of employment. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. Our PRC subsidiary and the VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund.

Insider Participation Concerning Executive Compensation

Our board has been making all determinations regarding executive officer compensation from the inception of the Company. When our Compensation Committee is set up, it will make all determinations regarding executive officer compensation.

Audit Committee, Compensation Committee, and Nominating Committee and Corporate Governance Committee

We will establish three committees under the board of directors immediately upon closing of this offering: An Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Even though we are exempted from corporate governance standards because we are a Foreign Private Issuer (“FPI”), we have voluntarily adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee will consist of Chuang Chen, Dandan Wang, and Juan Huang upon effectiveness of their appointments. Chuang Chen will be the Chairman of our Audit Committee. We have determined that Chuang Chen, Dandan Wang, and Juan Huang satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Chuang Chen qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The Audit Committee will be responsible for, among other things:

•        appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•        reviewing with the independent auditors any audit problems or difficulties and management’s response;

•        discussing the annual audited financial statements with management and the independent auditors;

•        reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•        reviewing and approving all proposed related party transactions;

•        meeting separately and periodically with management and the independent auditors; and

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.    Our compensation committee will consist of Dandan Wang, Chuang Chen, and Juan Huang upon the effectiveness of their appointments. Dandan Wang will be the Chairwoman of our Compensation Committee. We have determined that Dandan Wang, Chuang Chen, and Juan Huang satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. The Compensation Committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The Compensation Committee will be responsible for, among other things:

•        reviewing and approving to the board with respect to the total compensation package for our most senior executive officers;

•        approving and overseeing the total compensation package for our executives other than the most senior executive officers;

•        reviewing and recommending to the board with respect to the compensation of our directors;

•        reviewing periodically and approving any long-term incentive compensation or equity plans;

•        selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

•        programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee.    Our Nominating and Corporate Governance Committee will consist of Juan Huang, Dandan Wang, and Chuang Chen upon the effectiveness of their appointments. Juan Huang will be the Chairwoman of our Nominating and Corporate Governance committee. We have determined that Juan Huang, Dandan Wang, and Chuang Chen satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. The Nominating and Corporate Governance Committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The Nominating and Corporate Governance Committee will be responsible for, among other things:

•        identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

•        reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•        identifying and recommending to our board the directors to serve as members of committees;

•        advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers and employees. We will make our code of business conduct and ethics publicly available on our website prior to the initial closing of this offering.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this prospectus, and as adjusted to reflect the sale of the Ordinary Shares offered in this offering for

•        each of our directors and executive officers who beneficially own our Ordinary Shares; and

•        each person known to us to own beneficially more than 5.0% of our Ordinary Shares.

The calculations in the table below are based on [            ] Ordinary Shares outstanding on an as-converted basis as of the date of this prospectus, and [            ] Ordinary Shares outstanding immediately after the completion of this offering, assuming no exercise of the underwriters’ over-allotment option.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned After This Offering(1)
	Number	%	Number	%
Directors and Executive Officers:
Hao Jiang(1)	60,000	60%		%
Chuanyong Zhang(1)	40,000	40%		%
Guofu Zhang	—	—		%
Wei Wang	—	—
All directors and executive officers as a group	100,000	100%
Principal Shareholders		100%
QQJ Inc.(1)	100,000	100%

____________

(1)      Represents 100,000 Ordinary Shares owned by QQJ Inc. a British Virgin Islands company. QQJ Inc. is 60% owned by Mr. Hao Jiang, Chairman of our Board and Chief Operating Officer of the Company, and 40% owned by Mr. Chuanyong Zhang, our Chief Executive Officer. The registered address of QQJ Inc. is Morgan & Morgan Building, Pasea Estate, Road Town, Tortola, British Virgin Islands.

History of Share Capital

We were incorporated in the Cayman Islands as an exempted company with limited liability on July 29, 2021.

As of the date of this prospectus, our authorized share capital consists of US$12,000 divided into 1,200,000,000 ordinary shares. Holders of Ordinary Shares are entitled to one vote per share.

On February 16, 2022, the Company issued an aggregate of 99,999 Ordinary Shares to QQJ BVI as inducements for them to enter into the VIE Agreements pursuant to which the Company shall obtain absolute control rights and the rights to the assets, property and revenue of QQJ Network. The issuance was conducted in private transactions under Cayman Islands laws.

As of the date of this prospectus, none of our outstanding Ordinary Share is held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Upon completion of this offering, Mr. Hao Jiang and Mr. Chuanyong Zhang will hold [      ]% of the combined total of our outstanding Ordinary Shares. Following the completion of this offering, Mr. Jiang and Mr. Zhang will continue to have the power to act alone in approving any action requiring a vote of the majority of our Ordinary Shares and to elect all of our directors.

Before the completion of this offering, we intend to adopt an audit committee charter, which will require the committee to review all related party transactions on an ongoing basis and all such transactions be approved by the audit committee. In determining whether to approve a related party transaction, the audit committee shall consider, among other factors, the following factors to the extent relevant to the related party transaction:

•        whether the terms of the related party transaction are fair to the Company and on the same basis as would apply if the transaction did not involve a related party;

•        whether there are business reasons for the Company to enter into the related party transaction;

•        whether the related party transaction would impair the independence of an outside director;

•        whether the related party transaction would present an improper conflict of interest for any director or executive officer of the Company, taking into account the size of the transaction, the overall financial position of the director, executive officer or the related party, the direct or indirect nature of the director’s, executive officer’s or the related party’s interest in the transaction and the ongoing nature of any proposed relationship, and any other factors the audit committee deems relevant; and

•        any pre-existing contractual obligations.

Contractual Arrangements with WFOE, QQJ NETWORK and Its Shareholders

To comply with PRC laws restricting foreign ownership in the ecommerce business in China, we conduct our ecommerce business through QQJ Network, a VIE entity that we control through a series of contractual arrangements between our PRC subsidiary WFOE, QQJ Network and its shareholders. Such contractual arrangements provide us (i) the power over QQJ Network, (ii) the exposure or rights to variable returns from our involvement with QQJ Network, and (iii) the ability to affect those returns through use of our power over QQJ Network to affect the amount of our returns. Therefore, we control QQJ Network. For a description of these contractual arrangements, see “Business — Our History and Corporate Structure.”

Payment of Dividend

See “Dividend Policy.”

Material Transactions with Related Parties

The related parties had transactions for the years ended September 30, 2022 and 2021 consist of the following:

Name of the related party	Nature of relationship
Hao Jiang	The majority shareholder, Chairman of the Board and Chief Operating Officer of the Company
Yangyang Cui	Family member of Hao Jiang and within the same control group with Chuanyong Zhang and Hao Jiang.
Chuanyong Zhang	The shareholder and Chief Executive Officer of the Company
Zhengyun Xie	Family member of Chuanyong Zhang
Xiaomei Zhang	Family member of Chuanyong Zhang and Hao Jiang
Hemeihui E-Commerce Co., Ltd. (“Hemeihui”)

80% equity interest controlled by Tingting Jiang, a family member of Hao Jiang, and 20% equity interest controlled by Yangyang Cui.

Tingting Jiang is within the same control group with Chuanyong Zhang and Hao Jiang.

Heyao (Shanghai) Network Technology Ltd. (“Heyao Shanghai Network”)	90% equity interest controlled by Changzhen He, a family member of Hao Jiang, and 10% equity interest controlled by Zhengyun Xie
Yongling (Shanghai) Technology Ltd. (“Yongling Shanghai”)	100% equity interest controlled by Hemeihui
Shanghai Dongtang Xishi Brand Management Ltd. (“Shanghai Dongtang Xishi”)	80% equity interest controlled by Tingting Jiang and 20% equity interest controlled by Yangyang Cui
Renmi (Shanghai) Network Technology Ltd. (“Renmi Shanghai”)	60% equity interest controlled by Hao Jiang and 40% equity interest controlled by Chuanyong Zhang
Renmi (Zhejiang) Network Technology Ltd. (“Renmi Zhejiang”)	60% equity interest controlled by Hao Jiang and 40% equity interest controlled by Chuanyong Zhang
Tairan Baohe Insurance Brokerage Co., Ltd. (“Tairan Baohe”)	60% equity interest controlled by Xiaomei Zhang

Related Party Balances

Amount due from related parties:

Consolidated Balance Sheet Data	As of March 31, 2023	As of September 30, 2022	As of September 30, 2021
Hemeihui(i)	$26,069	$—	$7,603,801
Shanghai Dongtang Xishi	$—	$—	$24,101
Yangyang Cui	$—	$—	$123,762
	$26,069	$—	$7,751,664

Amount due to related parties:

	As of
	March 31, 2023	September 30, 2022	September 30, 2021
Accounts payable – related parties
Renmi Shanghai	$—	$—	$20,963
Yongling Shanghai	—	—	102,179
	$—	$—	$123,142
Contract liabilities – related parties
Renmi Shanghai	$—	$—	$8,183
Yongling Shanghai	—	—	18,357
	$—	$—	$26,540
Amounts temporarily held on behalf of customers – related parties
Renmi Zhejiang	$813	$139,029	$—
Dongtang Xishi	69,636	67,275	—
Yongling Shanghai	53,000	35,211	—
	$123,449	$241,515	$—
Due to related parties
Heyao Shanghai Network	$—	$—	$126,043
Hemeihui(ii)	—	205,851	1,472,250
Yongling Shanghai	—	—	4,740
Zhengyun Xie	—	—	309,406
Xiaomei Zhang	—	—	15,470
Chuanyong Zhang	80,700	77,963	—
	$80,700	$283,814	$1,927,909

____________

(i)      The balance due from Hemeihui as of September 30, 2021 primarily represents the amount receivable from a business arrangement with Hemeihui.

In the year ended September 30, 2021, the Company entered into the Payment on Behalf Arrangement with Hemeihui. Both parties agreed to cut off the transactions for the payment processing on September 30, 2021. The Company recorded the payables of approximately $1.1 million due to Hemeihui’s consumers and sales commission payable of approximately $0.7 million due to Hemeihui’s sales agents in other current liabilities, with corresponding account as “due from related parties — Hemeihui”. These payables were classified as non-cash investing activities in the consolidated statements of cash flows for the year ended September 30, 2021. The cash payment on behalf of Hemeihui was classified as investing activities in the consolidated statements of cash flows. The Company started to process payments on behalf of Hemeihui during the year ended September 30, 2022.

The remaining balance of approximately $5.8 million due from Hemeihui was comprised of i) a balance of approximately $5.4 million due from Hemeihui related to Hemeihui’s reimbursement of the amount the Company agreed to process cash payments to Hemeihui’s customers as of September 30, 2021. This was classified as non-cash investing activities in the consolidated statements of cash flows for the year ended September 30, 2021, and ii) monetary advance of approximately $0.4 million made to Hemeihui, which was classified as an investing cash flow in the consolidated statements of cash flow. The Company started to process payments on behalf of Hemeihui during the year ended September 30, 2022.

The Company ceased all transactions that lacked business purpose with Hemeihui, and the Company terminated the payment processing arrangement with Hemeihui effective September 30, 2022. The amounts used for the payment processing of the balances were collected from Hemeihui during the year ended September 30, 2022. The Company processed payments of approximately $4.7 million in total to Hemeihui’s customers, consumers and sales agents on behalf of Hemeihui during the year ended September 30, 2022 prior to the termination of the arrangement. Upon termination of the payment processing arrangement, 1) the Company reversed the remaining unprocessed liabilities of approximately $2.5 million assumed in connection with the arrangement with Hemeihui, and 2) the Company returned the unused balance of the proceeds of approximately $3.2 million that was collected from Hemeihui in connection with the payment processing arrangement as described above.

As of March 31, 2023, the balance due from Hemeihui represented operating expenses paid on behalf of Hemeihui. The balance was interest free and repayable on demand. As of the date of this report, the Company has collected the outstanding balance in full.

(ii)     As of September 30, 2022, the balance due to Hemeihui was approximately $0.2 million, representing advances from Hemeihui, for which the Company delivered bottled water to Hemeihui’s customers. Since October 1, 2022, the Company determined not to involve itself in the transactions between Hemeihui and its customers. As of the date of this report, the Company fully refund the outstanding balance to Hemeihui.

As of September 30, 2021, the balance due to Hemeihui was approximately $1.5 million, representing monetary advances from Hemeihui.

Related Party Transactions

For the six months ended March 31, 2023 and 2022, the Company made advances to related parties in the amount of $nil and $792,340, respectively, and the Company collected $nil and $125,571 from related parties. For the years ended September 30, 2022 and 2021, the Company made advances to related parties in the amount of $762,951 and $2,208,722, respectively, and the Company collected $122,072 and $nil from related parties.

For the six months ended March 31, 2022, the Company received proceeds of $8,066,654 from Hemeihui for processing cash payments to its customers, consumers and sales agents. For the year ended September 30, 2022, the Company received proceeds of $7,841,893 from Hemeihui for processing cash payments to its customers, consumers and sales agents.

For the six months ended March 31, 2023 and 2022, the Company did not borrow loans from related parties. For the six months ended March 31, 2023 and 2022, the Company repaid $nil and $1,809,891 to these related parties, respectively. For the years ended September 30, 2022 and 2021, the Company borrowed $80,911 and $845,588, respectively, from related parties, and repaid $1,759,462 and $33,190 to these related parties.

During the year ended September 30, 2021, the Company entered a short-term lease contract with Heyao (Shanghai) Network, and the Company subsequently terminated the lease agreement with Heyao (Shanghai) Network in November 2021. For the six months ended March 31, 2023 and 2022, the Company incurred rental expenses and property management fees of $nil and $87,820, respectively. For the years ended September 30, 2022 and 2021, the Company incurred rental expenses and property management fees of $85,374 and $140,098, respectively. The expenses were recorded in operating expenses in the statements of operations and comprehensive income (loss).

During the year ended September 30, 2022, the Company entered a one-year lease contract with Tairan Baohe, to lease an office to Tairan Baohe. For the six months ended March 31, 2023 and 2022, the Company recognized rental income of $59,985 and $nil, respectively. For the years ended September 30, 2022 and 2021, the Company recognized rental income of $31,935 and $nil, respectively.

During the year ended September 30, 2022 and 2021 and for the six months ended March 31, 2023 and 2022, the Company generated service revenue from below related parties

	For the Years Ended September 30,		For the Six Months Ended March 31,
Consolidated Statement of Operations Data	2022	2021	2023	2022
Yongling	$123,297	$15,176	$5,756	$6,913
Renmi Zhejiang	717,021	—	—	—
Renmi Shanghai	25,344	—	—	—
	$865,662	$15,176	$5,756	$6,913

Employment Agreements

See “Management — Employment Agreements.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below.

As of the date of this prospectus, our authorized share capital consists of US$12,000 divided into 1,200,000,000 Ordinary Shares. Holders of Ordinary Shares are entitled to one vote per share.

We have adopted our amended and restated memorandum and articles of association, which become effective on [            ], 2023. Our amended and restated memorandum and articles of association provide that, our authorized share capital upon completion of the offering will be $[              ] divided into [              ] shares of a par value of US$0.00001, comprised of [              ] Ordinary Shares. Our directors may, in their absolute discretion and without the approval of our shareholders, create and designate out of the unissued preference shares of our company preference shares, comprising such number of preference shares, and having such designations, powers, preferences, privileges and other rights, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, as our directors may determine. As of the date of this prospectus, [              ] Ordinary Shares were issued and outstanding. We will issue [              ] Ordinary Shares in this offering. Immediately upon the completion of this offering, we will have [            ] Ordinary Shares issued and outstanding. The following are summaries of material provisions of our proposed post-offering memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our Ordinary Shares that we expect will become effective upon the completion of this offering.

Ordinary shares

Dividends.    Subject to any rights and restrictions of any other class or series of shares, our board of directors may declare and pay dividends on the shares issued if it appears to them that they are justified by the financial position of the Company out of our lawfully available funds. No dividends shall be declared by the board out of our company except the following:

•        profits; or

•        “share premium account,” which represents the excess of the price paid to our company on issue of its shares over the par or “nominal” value of those shares, which is similar to the U.S. concept of additional paid in capital.

However, no dividend shall bear interest against the Company.

Voting Rights.    Holders of our Ordinary Shares vote as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Subject to any special rights or restrictions as to voting attached to any shares, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each share of which he or the person represented by proxy is the holder. At any general meeting a resolution put to the vote of the meeting shall be decided by poll.

Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes of the Ordinary Shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes of the Ordinary Shares cast.

Under Cayman Islands law, some matters, such as amending the memorandum and articles of association or changing the name of the Company, require approval of shareholders by a special resolution.

There are no limitations on non-residents or foreign shareholders in the memorandum and articles of association to hold or exercise voting rights on the Ordinary Shares imposed by foreign law or by the charter or other constituent document of our company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the Ordinary Shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of Ordinary Shares in the Company have been paid.

Winding Up; Liquidation.    Upon the winding up of our company, after the full amount that holders of any issued shares ranking senior to the Ordinary Shares as to distribution on liquidation or winding up are entitled to receive has been paid or set aside for payment, the holders of our Ordinary Shares are entitled to receive any remaining assets of the Company available for distribution as determined by the liquidator. The assets received by the holders of our Ordinary Shares in a liquidation may consist in whole or in part of property, which is not required to be of the same kind for all shareholders.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least 14 clear days prior to the specified time and place of payment. Any Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares.    We may issue shares that are, or at its option or at the option of the holders are, subject to redemption on such terms and in such manner as it may, before the issue of the shares, determine. Under the Companies Act, shares of a Cayman Islands company may be redeemed or repurchased out of profits of the company, out of the share premium account, out of the proceeds of a fresh issue of shares made for the purposes of the redemption or repurchase or out of capital, provided that the articles of association authorize this and, immediately following the date of which the payment out of capital is proposed to be made, the Company is able to pay its debts as they fall due in the ordinary course of business.

No Preemptive Rights.    Holders of Ordinary Shares will have no preemptive or preferential right to purchase any securities of our company.

Variation of Rights Attaching to Shares.    If at any time the share capital is divided into different classes of shares, the rights attaching to any class (unless otherwise provided by the terms of issue of the shares of that class) may, subject to the memorandum and articles of association, be varied or abrogated with the consent in writing of the holders of three-fourth of the issued shares of that class or with the sanction of a resolution passed by not less than three-fourths of such holders of the shares of that class at a general meeting of the holders of the shares of that class.

Anti-Takeover Provisions.    Some provisions of our current memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

Special Considerations for Exempted Companies.    We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•        an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•        an exempted company’s register of members is not open to inspection;

•        an exempted company does not have to hold an annual general meeting;

•        an exempted company may issue shares with no par value;

•        an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•        an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        an exempted company may register as a limited duration company; and

•        an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Register of Members

Under Cayman Islands law, we must keep a register of members and there will be entered therein:

•        the names and addresses of the members, a statement of the shares held by each member, which (i) distinguishes each share by its number (so long as the share has a number); (ii) confirms the amount paid or agreed to be considered as paid, on the shares of each member; (iii) confirms the number and category of shares held by each member and (iv) confirms whether each relevant category of shares held by a member carries voting rights under the articles of association of the Company and if so, whether such voting rights are conditional;

•        whether voting rights are attached to the share in issue;

•        the date on which the name of any person was entered on the register as a member; and

•        the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e., the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members will be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of this public offering, the register of members will be immediately updated to reflect the issue of shares by us. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. If an application for an order for rectification of the register of members were made in respect of our Ordinary Shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.

Preference shares

No preference shares are being issued or registered in this offering. Accordingly, our board of directors is empowered, without shareholder approval, to issue preference shares with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of Ordinary Shares. In addition, the preference shares could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although we do not currently intend to issue any preference shares, we cannot assure you that we will not do so in the future.

Warrants

There are no outstanding warrants to purchase any of our securities.

Options

There are no outstanding options to purchase any of our securities.

Certain Differences in Corporate Law

Cayman Islands companies are governed by the Companies Act. The Companies Act is modeled on English Law but does not follow recent English Law statutory enactments and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.

In certain circumstances, the Companies Act allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan or merger or consolidation must then be authorized by either (a) a special resolution (usually a majority of two-thirds in value) of the shareholders of each company; or (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Act (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Where the surviving company is the Cayman Islands company, the director of the Cayman Islands company is further required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the above procedures are adopted, the Companies Act provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; I if the company and the shareholder fail to agree a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedure of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•        we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;

•        the shareholders have been fairly represented at the meeting in question;

•        the arrangement is such as a businessman would reasonably approve; and

•        the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Squeeze-out Provisions.

When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer relates within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means to these statutory provisions, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business.

Shareholders’ Suits.

Our Cayman Islands legal counsel, Ogier, is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based both on Cayman Islands authorities and on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•        a company is acting, or proposing to act, illegally or beyond the scope of its authority;

•        the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

•        those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Enforcement of civil liabilities.

The Cayman Islands has a different body of securities laws as compared to the United States and may provide less protection to investors. Additionally, Cayman Islands companies may not have standing to sue before the Federal courts of the United States.

We have been advised by our Cayman Islands legal counsel, Ogier, that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Amended and Restated Memorandum and Articles of Association

The Companies Act permits a company incorporated in the Cayman Islands to amend its memorandum and articles of association with the approval of the holders of at least two-thirds of such company’s issued and outstanding Ordinary Shares who attend and vote at a general meeting. A company’s articles of association may specify that the approval of a higher majority is required but, provided the approval of the required majority is obtained, any Cayman Islands company may amend its memorandum and articles of association regardless of whether its memorandum and articles of association provides otherwise. Accordingly, although we could amend any of the provisions relating to our proposed offering, structure and business plan which are contained in our amended and restated memorandum and articles of association, we view all of these provisions as binding obligations to our shareholders and neither we, nor our officers or directors, will take any action to amend or waive any of these provisions unless we provide public shareholders with the opportunity to convert their public shares in connection with any such vote. The foregoing is set forth in our amended and restated memorandum and articles of association and cannot be amended.

Anti-Money Laundering — Cayman Islands

If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Act (As Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection — Cayman Islands

We have certain duties under the Data Protection Act (As Revised) of the Cayman Islands (the “Data Protection Act”) based on internationally accepted principles of data privacy.

Privacy Notice

Introduction

This privacy notice puts our shareholders on notice that through your investment in the Company you will provide us with certain personal information which constitutes personal data within the meaning of the Data Protection Act (“personal data”). In the following discussion, the “company” refers to us and our affiliates and/or delegates, except where the context requires otherwise.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the Data Protection Act, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the Data Protection Act, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the Data Protection Act or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in the company, this will be relevant for those individuals, and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How the Company May Use a Shareholder’s Personal Data

The company, as the data controller, may collect, store and use personal data for lawful purposes, including, in particular:

a)      where this is necessary for the performance of our rights and obligations under any purchase agreements;

b)      where this is necessary for compliance with a legal and regulatory obligation to which we are subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or

c)      where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the United States, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the Data Protection Act.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. Our memorandum and articles of association will provide for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and executive officers that will provide such persons with additional indemnification beyond that provided in our articles.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Duties of Directors

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

(i)     duty to act in good faith in what the director believes to be in the best interests of the company as a whole;

(ii)    duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

(iii)   directors should not properly fetter the exercise of future discretion;

(iv)   duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

(v)    duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors, or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles provide that general meetings shall be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold at least ten per cent of the right to vote at general meetings deposited in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than twenty-one clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of twenty-one clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us. Our articles provide no other right to put any proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obligated by law to call shareholders’ annual general meetings. However, our corporate governance guidelines require us to call such meetings every year.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under the Companies Act, our articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Subject to the provisions of our articles, the office of a director may be terminated forthwith if (a) he is prohibited by applicable law, the rules of the stock exchange and/or the rules of any competent regulatory authority from acting as a director, (b) he is made bankrupt or makes an arrangement or composition with his creditors generally, (c) he resigns his office by notice to us, (d) he only held office as a director for a fixed term and such term expires, I in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director, (f) he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director), (g)he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise, or (h) without the consent of the other directors, he is absent from three consecutive meetings of directors, or (i) he is removed by ordinary resolution of our shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

The Cayman Companies Act has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although the Cayman Companies Act does not regulate transactions between a company and its significant shareholders, under Cayman Islands law such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.

Under the Companies Act, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our articles, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Companies Act and our articles, if our share capital is divided into more than one class of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than three-fourth of the issued shares of that class, or with the sanction of a resolution passed by not less than three-fourth of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Companies Act, our articles may only be amended by special resolution of our shareholders.

SHARES ELIGIBLE FOR FUTURE SALE

Before our initial public offering, there has not been a public market for our Ordinary Shares, and while application has been made for the Ordinary Shares to be listed on the Nasdaq, a regular trading market for our Ordinary Shares may not develop. Future sales of substantial amounts of shares of our Ordinary Shares in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our Ordinary Shares to fall or impair our ability to raise equity capital in the future. Upon completion of this offering and assuming the issuance of [            ] Ordinary Shares offered hereby, we will have an aggregate of [            ] Ordinary Shares issued and outstanding. All of the Ordinary Shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act.

Lock-up Agreements

We have agreed that we will not offer, pledge, sell, contract to sell, grant any option, right or warrant to purchase, sell any option or contract to purchase, purchase any option or contract to sell, lend, or otherwise transfer or dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interests), directly or indirectly, any of our Ordinary Shares or any securities that are convertible into or exercisable or exchangeable for our Ordinary Shares, or file any registration statement with the SEC relating to the offering of any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares (other than a registration statement on Form S-8) without the prior written consent of the Representatives for a period ending 180 days after the commencement of sales of the offering, except issuances pursuant to the exercise of employee share options outstanding on the date hereof and certain other exceptions.

Each of our directors and executive officers and existing beneficial owners of 5% or more of our outstanding Ordinary Shares has agreed, subject to some exceptions, not to offer, pledge, sell, contract to sell, grant, lend or otherwise transfer or dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interests), directly or indirectly, any of our Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares or make any demand for or exercise any right with respect to, the registration of any Ordinary Shares or any security convertible into or exercisable or exchangeable for Ordinary Shares, without the prior written consent of the Representatives for a period ending 180 days after the commencement date of the trading of the Ordinary Shares. After the expiration of the 180-day period, Ordinary Shares held by our directors, executive officers or existing beneficial owners of 5% or more of our outstanding Ordinary Shares may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

The 180-day restricted period is subject to adjustment under certain circumstances. If (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions will continue to apply until the expiration of the 180-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless, with respect to the restricted period applicable to us, our directors and executive officers and our existing beneficial owners of 5% or more of our outstanding Ordinary Shares, such extension is waived by the Representatives.

Rule 144

All of our Ordinary Shares outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

•        1% of the number of Ordinary Shares then outstanding, in the form of Ordinary Shares or otherwise, which will equal approximately shares immediately after this offering; or

•        the average weekly trading volume of the Ordinary Shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. In addition, in each case, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material Cayman Islands, Chinese and U.S. federal income tax consequences related to an investment in our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Island tax law, it represents the opinion of Ogier, our Cayman Islands legal counsel; to the extent it relates to PRC tax law, it is the opinion of JT&N, our PRC legal counsel.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of shares and you are, for U.S. federal income tax purposes,

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•        an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

WE URGE POTENTIAL PURCHASERS OF OUR SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SHARES.

People’s Republic of China Enterprise Taxation

The following brief description of Chinese tax laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Dividend Policy.”

We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends paid to us from our PRC subsidiary. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although this notice only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise group, not those controlled by PRC individuals or foreigners, the criteria set forth in this notice may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

We believe that we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, QQJ Inc. does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise as defined under the SAT Notice 82. Moreover, as a holding company, the records of QQJ Inc., including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that QQJ Inc. and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status. If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income. In addition, dividends payable to our non-PRC individual shareholders and any gain realized on the transfer of Ordinary Shares by such shareholders may be subject to PRC tax at a rate of 10% in the case of non-PRC enterprises or a rate of 20% in the case of non-PRC individuals unless a reduced rate is available under an applicable tax treaty.

See “Risk Factors — Risks Related to Doing Business in the PRC — Under the PRC the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Our company pays an EIT rate of 25% for WFOE. Any gain or loss recognized by you generally will be treated as United States source gain or loss. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax were imposed on any gain, and if you are eligible for the benefits of the tax treaty between the United States and PRC, if any, you may elect to treat such gain as PRC source gain under such treaty and, accordingly, you may be able to credit the PRC tax against your United States federal income tax liability.

Cayman Islands Tax Considerations

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the securities of the Company. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws:

Payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of the warrants. An instrument of transfer in respect of a warrant is stampable if executed in or brought into the Cayman Islands.

No stamp duty is payable in respect of the issue of our Ordinary Shares or on an instrument of transfer in respect of such shares.

The Company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and received an undertaking from the Financial Secretary of the Cayman Islands in the following form:

The Tax Concessions Act (As Revised)

Undertaking as to Tax Concessions

In accordance with the provision of Section 6 of The Tax Concessions Act (As Revised), the Financial Secretary undertakes with QQJ Inc. (“the Company”):

1.      That no law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

2.      In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

a.      On or in respect of the shares, debentures or other obligations of the Company; or

b.      by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (As Revised).

These concessions shall be for a period of twenty years from the date hereof.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•        banks;

•        financial institutions;

•        insurance companies;

•        pension plans;

•        cooperatives;

•        regulated investment companies;

•        real estate investment trusts;

•        broker-dealers;

•        traders that elect to use a mark-to-market method of accounting;

•        Certain former U.S. citizens or long-term residents;

•        tax-exempt entities (including private foundations);

•        persons liable for alternative minimum tax;

•        persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

•        persons that actually or constructively own 10% or more of our shares (by vote or value);

•        persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as consideration; or

•        persons holding our Ordinary Shares through partnerships or other pass-through entities.

All of whom may be subject to tax rules that differ significantly from those discussed below.

Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. Federal tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;

•        an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•        a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, the full amount of any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such Ordinary Shares. Any capital gain or loss will be long-term if the Ordinary Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. In the event that gain from the disposition of the Ordinary Shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the Treaty may treat such gain as PRC-source gain under the Treaty. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to treat any such gain as PRC-source, then such U.S. Holder would generally not be able to use any foreign tax credit arising from any PRC tax imposed on the disposition of the Ordinary Shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year. Our actual PFIC status for the current taxable year will not be determinable until the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

•        at least 75% of its gross income is passive income; or

•        at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change from no to yes. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares, our PFIC status will depend in large part on the market price of our Ordinary Shares. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the Ordinary Shares.

If we are a PFIC for any taxable year during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

•        the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

•        the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income;

•        the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year; and

•        an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the Ordinary Shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of your taxable year over your adjusted basis in such Ordinary Shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders.

Under the Hiring Incentives to Restore Employment Act of 2010, certain United States Holders are required to report information relating to Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

UNDERWRITING

We will enter into an underwriting agreement with Network 1 Financial Securities, Inc., or the representative (the “Representative”), to act as the representative of the underwriters named below. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have agreed to purchase, and we have agreed to sell to them, the number of our Ordinary Shares at the initial public offering price, less the underwriting discounts, as set forth on the cover page of this prospectus and as indicated below:

Underwriter	Number of Ordinary Shares
Network 1 Financial Securities, Inc.
Total

The underwriters are offering the Ordinary Shares subject to its acceptance of the Ordinary Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriter to pay for and accept delivery of the Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by its counsel and to other conditions. The underwriter is obligated to take and pay for all of the Ordinary Shares offered by this prospectus if any such Ordinary Shares are taken. However, the underwriter is not required to take or pay for the Ordinary Shares covered by the underwriter’s option to purchase additional Ordinary Shares described below.

Over-Allotment Option

We have granted to the underwriter an option, exercise for forty-five (45) days from the closing date of this offering, to purchase up to fifteen percent (15%) additional Ordinary Shares at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The underwriter may exercise this option solely for the purpose of cover over-allotments, if any, made in connection with the offering contemplated by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Ordinary Shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of ordinary shares listed next to the name of the underwriter in the preceding table.

Discounts and Expenses

The underwriter will offer the Ordinary Shares to the public at the initial public offering price set forth on the cover of this prospectus and to selected dealers at the initial public offering price less a selling concession not in excess of $            per Ordinary Share. After this offering, the initial public offering price, concession, and reallowance to dealers may be reduced by the underwriter. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of this prospectus. The securities are offered by the underwriter as stated herein, subject to its receipt and acceptance and subject to its right to reject any order in whole or in part.

The underwriting discounts are equal to seven percent (7%) of the initial public offering price set forth on the cover page of this prospectus, provided however, that underwriting discounts are five percent (5%) of the initial public offering price for the Ordinary Shares purchased by investors introduced by us.

The following table shows the per Ordinary Share and total initial public offering price, underwriting discounts, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase up to [            ] additional Ordinary Shares.

	Per Share	Total Without Exercise of Over-Allotment Option	Total With Full Exercise of Over-Allotment Option
Initial public offering price
Underwriting discounts to be paid by us
Proceeds, before expenses, to us

We have agreed to pay to the underwriter a non-accountable fee of one percent (1%) of the aggregate offering amount upon closing of this offering.

We have also agreed to reimburse the underwriter up to a maximum of $175,000 for our-of-pocket accountable expenses (including the legal fees and other disbursements as disclosed below).

We paid an expense deposit of $155,000 to the underwriter, at the execution of the letter of intent between us and the underwriter for the underwriter’s anticipated out-of-pocket expenses, or the Advance; any expense deposits will be returned to us to the extent the underwriter’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We have applied to list our Ordinary Shares on Nasdaq Stock Market under the symbol “QQJ.” There is no assurance that such application will be approved, and if our application is not approved, this offering may not be completed.

Underwriter Warrants

In addition, we have agreed to issue warrants to the underwriter to purchase a number of Ordinary Shares equal to ten percent (10%) of the total number of Ordinary Shares sold in this offering (the “Underwriter Warrants”). Such warrants shall have an exercise price equal to one hundred and twenty-five percent (125%) of the offering price of the Ordinary Shares sold in this offering. The Underwriter Warrants may be purchased in cash or via cashless exercise, will be exercisable after six (6) months after the date of commencement of sales of the offering, and will expire on the third anniversary of the effective date of the registration statement of which this prospectus forms a part. The Underwriter Warrants and the underlying Ordinary Shares will be deemed compensation by FINRA, and therefore will be subject to FINRA Rule 5110(e)(1). In accordance with FINRA Rule 5110(e)(1), and except as otherwise permitted by FINRA rules, neither the Underwriter Warrants nor any of our Ordinary Shares issued upon exercise of the Underwriter Warrants may be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days beginning on the date of commencement of sales of this offering. In addition, although the Underwriter Warrants and the underlying Ordinary Shares will be registered in the registration statement of which this prospectus forms a part, we have also agreed that the Underwriter Warrants will provide for registration rights in certain cases. These registration rights apply to all of the securities directly and indirectly issuable upon exercise of the Underwriter Warrants. The piggyback registration right provided will not be greater than seven years from the effective date of the offering in compliance with FINRA Rule 5110(g)(8)(D).

We will bear all fees and expenses attendant to registering the Ordinary Shares issuable upon exercise of the Underwriter Warrants, other than underwriting commissions incurred and payable by the holders. The exercise price and number of Ordinary Shares issuable upon exercise of the warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary cash dividend, or our recapitalization, reorganization, merger, or consolidation. The warrant exercise price and/or underlying shares may also be adjusted for issuances of Ordinary Shares at a price below the warrant exercise price.

Right of First Refusal

The underwriter has the right of first refusal for one year following the consummation of this offering or the termination or expiration of the engagement with the underwriter to act as financial advisor or joint financial advisor on at least equal economic terms on any public or private financing (debt or equity), merger, business combination, recapitalization or sale of some or all of our equity or our assets, whether in conjunction with another broker-dealer or on the Company’s own volition (collectively, “Future Services”). In the event that we engage the underwriter to provide such Future Services, the representative will be compensated consistent with the engagement agreement with the underwriter, unless we mutually agree otherwise. To the extent we are approached by a third party to lead any public or private financing (debt or equity), merger, business combination, recapitalization or sale of some or all of our equity or assets, the representative will be notified of the transaction and be granted the right to participate in such transaction under any syndicate formed by such third party.

Lock-Up Agreements

We have agreed not to, for a period of 180 days from the date of this prospectus, offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, except in this offering, any of our Ordinary Shares or securities that are substantially similar to our Ordinary Shares, including but not limited to any options or warrants to purchase our Ordinary Shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our Ordinary Shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the underwriter.

Furthermore, each of our directors and executive officers will enter into a similar lock-up agreement for a period of 180 days from the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus forms a part, subject to certain exceptions, with respect to our Ordinary Shares and securities that are substantially similar to our Ordinary Shares.

Pricing of the Offering

Prior to the completion of this offering, there has been no public market for our Ordinary Shares. The initial public offering price of the Ordinary Shares has been negotiated between us and the underwriter. Among the factors considered in determining the initial public offering price of the Ordinary Shares, in addition to the prevailing market conditions, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses.

Electronic Offer, Sale, and Distribution of Ordinary Shares

A prospectus in electronic format may be made available on the websites maintained by the underwriter or selling group members, if any, participating in this offering and the underwriter may distribute prospectuses electronically. The underwriter may agree to allocate a number of Ordinary Shares to selling group members for sale to its online brokerage account holders. The Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriter, and should not be relied upon by investors.

Price Stabilization, Short Positions, and Penalty Bids

In connection with this offering, the underwriter may engage in transactions that stabilize, maintain, or otherwise affect the price of our Ordinary Shares. Specifically, the underwriter may sell more Ordinary Shares than it is obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of Ordinary Shares available for purchase by the underwriter under option to purchase additional Ordinary Shares. The underwriter can close out a covered short sale by exercising the option to purchase additional Ordinary Shares or purchasing Ordinary Shares in the open market. In determining the source of Ordinary Shares to close out a covered short sale, the underwriter will consider, among other things, the open market price of Ordinary Shares compared to the price available under the option to purchase additional Ordinary Shares. The underwriter may also sell Ordinary Shares in excess of the option to purchase additional Ordinary Shares, creating a naked short position. The underwriter must close out any naked short position by purchasing Ordinary Shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the Ordinary Shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriter may also impose a penalty bid. This occurs when a underwriter or dealer repays selling concessions allowed to it for distributing our Ordinary Shares in this offering because such underwriter repurchases those Ordinary Shares in stabilizing or short covering transactions.

Finally, the underwriter may bid for, and purchase, our Ordinary Shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Ordinary Shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriter is not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on Nasdaq Stock Market, in the over-the-counter market, or otherwise.

Passive Market Making

In connection with this offering, the underwriter may engage in passive market making transactions in our Ordinary Shares on Nasdaq in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the Ordinary Shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The underwriter and its affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions Outside the United States

No action may be taken in any jurisdiction other than the United States that would permit a public offering of our Ordinary Shares or the possession, circulation, or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the Ordinary Shares may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the Ordinary Shares may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia.    This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)     you confirm and warrant that you are either:

(i)     “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia, or the Corporations Act;

(ii)    “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)   person associated with the company under section 708(12) of the Corporations Act; or

(iv)   “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act;

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act, any offer made to you under this document is void and incapable of acceptance; and

(b)    you warrant and agree that you will not offer any of the Ordinary Shares issued to you pursuant to this document for resale in Australia within 12 months of those Ordinary Shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Canada.    The Ordinary Shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted customers, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Ordinary Shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands.    This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the Ordinary Shares, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any Ordinary Shares in the Cayman Islands.

European Economic Area.    In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State unless the prospectus has been approved by the competent authority in such Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•        to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•        to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•        by the underwriters to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•        in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus

Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and the underwriters that:

•        it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

•        in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Hong Kong.    The Ordinary Shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Ordinary Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Malaysia.    The shares have not been and may not be approved by the securities commission Malaysia, or SC, and this document has not been and will not be registered as a prospectus with the SC under the Malaysian capital markets and services act of 2007, or CMSA. Accordingly, no securities or offer for subscription or purchase of securities or invitation to subscribe for or purchase securities are being made to any person in or from within Malaysia under this document except to persons falling within any of paragraphs 2(g)(i) to (xi) of schedule 5 of the CMSA and distributed only by a holder of a capital markets services license who carries on the business of dealing in securities and subject to the issuer having lodged this prospectus with the SC within seven days from the date of the distribution of this prospectus in Malaysia. The distribution in Malaysia of this document is subject to Malaysian laws. Save as aforementioned, no action has been taken in Malaysia under its securities laws in respect of this document. This document does not constitute and may not be used for the purpose of a public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the approval of the SC or the registration of a prospectus with the SC under the CMSA.

Japan.    The Ordinary Shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and Ordinary Shares will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

People’s Republic of China.    This prospectus has not been and will not be circulated or distributed in the PRC, and Ordinary Shares may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Singapore.    This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our Ordinary Shares may not be circulated or distributed, nor may our Ordinary Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our Ordinary Shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Ordinary Shares under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than US$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Taiwan.    The Ordinary Shares have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing, or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the Ordinary Shares in Taiwan.

United Kingdom.    An offer of the Ordinary Shares may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances that do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

All applicable provisions of the FSMA with respect to anything done by the underwriters in relation to the shares must be complied with in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the Ordinary Shares and certain other legal matters as to United States Federal and New York State law will be passed upon for us by VCL Law LLP. Network 1 Financial Securities, Inc, the underwriter, is represented by Ortoli Rosenstadt LLP with respect to legal matters of United States federal securities laws. The validity of the Ordinary Shares offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Ogier, our counsel as to Cayman Islands law. Legal matters as to PRC law will be passed upon for us by Jincheng Tongda & Neal Law Firm and for the underwriters by [            ]. VCL Law LLP may rely upon Ogier with respect to matters governed by Cayman Islands law and Jincheng Tongda & Neal Law Firm with respect to matters governed by PRC law.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
FINANCIAL DISCLOSURE

None.

EXPERTS

The consolidated financial statements as of September 30, 2022 and 2021 included in this prospectus have been so included in reliance on the report of RBSM LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of RBSM LLP is located at 805 Third Avenue, Suite 1430, New York, NY 10022.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the Ordinary Shares was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant. Nor was any such person connected with the registrant as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to our directors, officers or persons controlling us, we have been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the Ordinary Shares offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the Ordinary Shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealers, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

QQJ INC.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
QQJ Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of QQJ Inc., its subsidiaries and its consolidated variable interest entity and subsidiaries (the “Company”) as of September 30, 2022 and 2021, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for each of the two years in the period ended September 30, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ RBSM LLP

We have served as the Company’s auditors since 2021.

New York, New York

June 29, 2023, except for Note 2, as to which the date is December 3, 2023

QQJ INC.
Consolidated Balance Sheets
As of September 30, 2022 and 2021

	As of
	September 30, 2022	September 30, 2021
ASSETS
Current assets:
Cash and cash equivalents	$4,955,428	$412,300
Restricted cash and cash equivalents	3,958,564	7,155,552
Short term investments	2,604,052	1,972,078
Accounts receivable	—	45,026
Prepaid expenses	1,229,160	309,617
Inventories, net	—	119,735
Deferred offering costs	321,303	—
Due from related parties	—	7,751,664
Other current assets	533,676	47,669
Total current assets	13,602,183	17,813,641
Non-current assets
Property and equipment, net	344,641	441,032
Operating lease right of use assets	379,583	—
Deferred tax assets	201,075	—
Other assets	52,928	1,609
TOTAL ASSETS	$14,580,410	$18,256,282

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities
Accounts payable	$51,706	$33,048
Accounts payable – related parties	—	123,142
Contract liabilities	358,405	882,284
Contract liabilities – related parties	—	26,540
Wage payable	421,797	280,251
Taxes payable	29,816	136,659
Due to related parties	283,814	1,927,909
Operating lease liabilities	364,928	—
Amounts temporarily held on behalf of consumers	1,296,442	5,334,387
Amounts temporarily held on behalf of customers	2,062,202	912,340
Amounts temporarily held on behalf of customers – related parties	241,515	—
Other current liabilities	2,566,919	2,634,055
Total current liabilities	7,677,544	12,290,615
TOTAL LIABILITIES	7,677,544	12,290,615

SHAREHOLDERS’ EQUITY:
Ordinary shares, $0.00001 par value, 1,200,000,000 shares authorized, 100,000 shares issued and outstanding as of September 30, 2022 and 2021, respectively*	1	1
Additional paid-in capital*	7,826,636	7,506,197
Accumulated deficit	(587,515)	(1,538,536)
Statutory reserve	186,239	21,742
Accumulated other comprehensive (loss) income	(522,495)	(23,737)
TOTAL SHAREHOLDERS’ EQUITY	6,902,866	5,965,667
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$14,580,410	$18,256,282

____________

*       The share amounts are presented on a retroactive basis.

The accompanying notes are an integral part of these consolidated financial statements.

QQJ INC.
Consolidated Statements of Operations and Comprehensive Income (Loss)
For the Years Ended September 30, 2022 and 2021

	For the years ended September 30,
	2022	2021
Revenues, net – third parties	$11,889,674	$3,768,154
Revenues, net – related parties	865,662	15,176
Revenues, net	12,755,336	3,783,330
Cost of revenues	5,452,808	1,696,829
Gross profit	7,302,528	2,086,501

Operating expenses:
Selling and marketing expenses	(2,267,156)	(740,680)
General and administrative expenses	(2,543,791)	(1,619,552)
Research and development expenses	(2,065,795)	(426,913)
Total operating expenses	(6,876,742)	(2,787,145)
Income (loss) from operations	425,786	(700,644)

Other income (expenses)
Other income	894,260	152,127
Other expenses	(149,836)	(24,938)
Total other income, net	744,424	127,189
Income (loss) before income taxes	1,170,210	(573,455)
Income tax expense	54,692	8,124
Net income (loss)	$1,115,518	$(581,579)

Comprehensive income (loss)
Net income (loss)	$1,115,518	$(581,579)
Other comprehensive income (loss):
Unrealized gain from investment	183,143	—
Foreign currency translation adjustments	(681,901)	3,457
Comprehensive income (loss)	$616,760	$(578,122)

Earnings (loss) per share*
Basic and diluted	$11.16	$(5.82)

Weighted average ordinary shares outstanding*
Basic and diluted	100,000	100,000

____________

*       The share amounts are presented on a retroactive basis.

The accompanying notes are an integral part of these consolidated financial statements.

QQJ INC.
Consolidated Statements of Changes in Shareholders’ Equity (Deficit)
For the Years Ended September 30, 2022 and 2021

	Ordinary Shares*		Additional paid-in capital	Statutory reserve	Accumulated other comprehensive loss	Accumulated deficit	Total Shareholders’ Equity (Deficit)
	Number of shares	Amount
Balance as of September 30, 2020	100,000	1	$167,424	$—	$(27,194)	$(935,215)	$(794,984)
Net loss	—	—	—	—	—	(581,579)	(581,579)
Capital contribution	—	—	7,338,773		—		7,338,773
Statutory reserve	—	—	—	21,742	—	(21,742)	—
Foreign currency translation adjustment	—	—	—	—	3,457	—	3,457
Balance as of September 30, 2021	100,000	$1	$7,506,197	$21,742	$(23,737)	$(1,538,536)	$5,965,667
Capital contribution	—	—	320,439	—	—	—	320,439
Net income	—	—	—	—	—	1,115,518	1,115,518
Statutory reserve	—	—	—	164,497	—	(164,497)	—
Unrealized gain from investment	—	—	—	—	183,143	—	183,143
Foreign currency translation adjustment	—	—	—	—	(681,901)	—	(681,901)
Balance as of September 30, 2022	100,000	$1	$7,826,636	$186,239	$(522,495)	$(587,515)	$6,902,866

____________

*       The share amounts are presented on a retroactive basis.

The accompanying notes are an integral part of these consolidated financial statements.

QQJ INC.
Consolidated Statements of Cash Flows
For the Years Ended September 30, 2022 and 2021

	For the years ended September 30,
	2022	2021
	(As Restated)(1)	(As Restated)(1)
Cash flows from operating activities
Net income (loss)	$1,115,518	$(581,579)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	82,609	20,844
Amortization of operating lease right of use assets	363,565	—
Gain on disposals of property and equipment	—	(6,470)
Impairment of property and equipment	11,306	—
Provision for doubtful accounts	32	—
Deferred tax benefits	(218,337)	—
Inventory write-downs	42,777	—
Changes in operating assets and liabilities:
Accounts receivable	44,411	(44,722)
Prepaid expenses and other current assets	(1,561,794)	(347,195)
Inventories	75,323	(118,928)
Due from related parties	1,116,186	—
Other non-current assets	(55,884)	(1,598)
Accounts payable	23,548	155,136
Accounts payable – related parties	(121,460)	—
Contract liabilities	(481,062)	902,694
Contract liabilities – related parties	(26,177)	—
Taxes payable	(102,417)	135,811
Operating lease liabilities	(379,478)	—
Due to related parties	121,308	144,149
Accrued expenses and other payables	2,487,342	(2,564,757)
Amounts temporarily held on behalf of consumers	507,857	5,298,403
Amounts temporarily held on behalf of customers	2,308,075	906,186
Amounts temporarily held on behalf of customers – related parties	262,248	—
Net cash provided by operating activities	5,615,496	3,897,974

Cash flows from investing activities
Purchase of property and equipment	(33,134)	(486,175)
Proceeds from sale of property and equipment	—	36,715
Proceeds from redemption of wealth management products	24,452,356	4,609,782
Cash paid for acquisition of wealth management products	(25,151,669)	(6,568,557)
Advances made to related parties	(762,951)	(2,208,722)
Repayments received from related parties	122,072	—
Proceeds collected from Hemeihui in connection with payment processing	7,841,893	—
Repayments of proceeds to Hemeihui	(3,184,314)	—
Payments to Hemeihui’s customers, consumers and sales agents on behalf of Hemeihui	(4,657,579)	—
Net cash used in investing activities	(1,373,326)	(4,616,957)

Cash flows from financing activities
Contribution received from shareholders	—	7,338,773
Advances from related parties	80,911	845,588
Repayments made to related parties	(1,759,462)	(33,190)
Payments of deferred offering costs	(348,886)	—
Net cash (used in) provided by financing activities	(2,027,437)	8,151,171

Effect of Exchange rate on cash, cash equivalents and restricted cash and cash equivalents	(868,593)	54,791

Net change in cash, cash equivalents and restricted cash and cash equivalents	1,346,140	7,486,979
Cash, cash equivalents and restricted cash and cash equivalents at beginning of the year	7,567,852	80,873
Cash, cash equivalents and restricted cash and cash equivalents at end of the year	$8,913,992	$7,567,852

____________

(1)      See Note 2, Significant Accounting Policies — Restatement, below for discussion regarding the impacts of the Restatement.

The accompanying notes are an integral part of these consolidated financial statements.

QQJ INC.
Consolidated Statements of Cash Flows
For the Years Ended September 30, 2022 and 2021 — (Continued)

	For the years ended September 30,
	2022	2021
	restated	restated
Supplemental disclosure of cash flow information:
Cash paid for interest expense	$—	$—
Cash paid for income taxes	$663,475	$1,055

Non-cash investing and financing activities:
Liabilities assumed in connection with the arrangement with Hemeihui	$—	$7,184,327
Reversal of liabilities assumed in connection with the arrangement with Hemeihui	$(2,476,758)	$—
Capital injection from shareholders by settlement of due to related parties	$320,439	$—
Unrealized gain from investments	$183,143	$—

Reconciliation of cash, cash equivalent and restricted cash and cash equivalents to the consolidated balance sheets
Cash and cash equivalent	$4,955,428	$412,300
Restricted cash and cash equivalents	3,958,564	7,155,552
Cash, cash equivalents and restricted cash and cash equivalents at end of the year	$8,913,992	$7,567,852

The accompanying notes are an integral part of these consolidated financial statements.

QQJ INC.
Notes to the Consolidated Financial Statements

NOTE 1 — ORGANIZATION AND NATURE OF OPERATIONS

QQJ Inc. (“QQJ”) was incorporated in Cayman Islands as an exempted company with limited liability on July 29, 2021. QQJ serves as a holding company and conducts its businesses through its subsidiaries and its consolidated variable interest entity (“VIE”) and the subsidiaries of the VIE. QQJ, its subsidiaries and VIE and the subsidiaries of the VIE are collectively referred to herein as the “Company”, the “Group”, “we”, “our” or “us”, unless specific reference is made to an entity. The Company is engaged in a business in providing e-commerce business solutions to enterprises through the operation of the Company’s e-commerce platform in the People’s Republic of China (“PRC” or “China”). The Company seeks to become the central market hub that connects businesses and consumers together across the China. The Company commenced business operations and started generating revenue in the year ended September 30, 2021.

The Company includes the following subsidiaries and consolidated VIE and the subsidiaries of the VIE in the consolidated financial statements as if the current corporate structure (“restructuring” or “reorganization”) had been in existence throughout the periods presented (see “Reorganization under common control through VIE structure” below):

Name	Date of Organization	Place of Organization
Subsidiaries
QQJ Technology Limited (“QQJ Hong Kong”)	August 24, 2021	Hong Kong SAR
Renmi E-commerce (Hangzhou) Co., Ltd. (“WFOE”)	October 13, 2021	PRC
VIE and Its Subsidiaries
QQJ Network Technology Co., Ltd. (“QQJ Network” or the “VIE”)	November 1, 2017	PRC
Shanghai Yaozhibo Culture Communication Co., Ltd. (“Yaozhibo”)(1)	November 1, 2019	PRC
Nanning Jiuzhibo Network Technology Co., Ltd. (“Jiuzhibo”)(2)	March 16, 2021	PRC
Hedi (Shanghai) Network Technology Co., Ltd. (“Hedi”)(3)	December 29, 2020	PRC
Renmi (Hangzhou) Network Technology Co., Ltd. (“Renmi”)(4)	September 26, 2021	PRC
Qianyi (Hangzhou) Network Technology Co., Ltd. (“Qianyi”)(5)	March 4, 2020	PRC

____________

(1)      Acquired in April 2021 under a common control transaction and wholly owned subsidiary of QQJ Network

(2)      Acquired in September 2021 under a common control transaction and wholly owned subsidiary of QQJ Network

(3)      Acquired in April 2021 under a common control transaction and wholly owned subsidiary of QQJ Network

(4)      Established and wholly owned by QQJ Network

(5)      Acquired in February 2022 from a third party and became a wholly owned subsidiary of QQJ Network. Qianyi did not commence operations before acquisition.

History of the Company and reorganization

The Company’s history began in 2017 upon the establishment of QQJ Network, a limited liability company incorporated in the PRC. QQJ Network began developing its business in 2020 and commences full-scale business operation in June 2021. Prior to April 2021, QQJ Network was held by Zhengyun Xie and Xiaomei Zhang, family members of Chuanyong Zhang and Hao Jiang. QQJ Network did not conduct any operation prior to 2020 and began to prepare for and establish its business operation in 2020. The equity ownership was transferred by Zhengyun Xie and Xiaomei Zhang to Chuanyong Zhang and Hao Jiang in April 2021 before commencement of business operation.

Before April 2021, Yaozhibo was beneficially owned by Yangyang Cui and Tingting Jiang, family members of Hao Jiang, Chairman of the Board of Directors, and Hedi was beneficially owned by Yangyang Cui and Tingting Jiang, family members of Hao Jiang, Chairman of the Board of Directors. Before September 2021, Jiuzhibo was beneficially owned by Qianqian Wang and Li Wang, family members of Hao Jiang, Chairman of the Board of Directors. Yaozhibo, Hedi, and Jiuzhibo did not conduct any business operations before they were acquired. QQJ Network acquired Yaozhibo and Hedi in April 2021, and acquired Jiuzhibo in September 2021. The acquisition was accounted for as a combination under common control pursuant to an act-in-concert agreement signed between QQJ Network, Yaozhibo, Hedi and Jiuzhibo. After the acquisition, Hedi and Yaozhibo provide technical support for QQJ Network’s e-commerce platform, and Jiuzhibo provides live-stream support for QQJ Network’s e-commerce platform.

QQJ INC.
Notes to the Consolidated Financial Statements

NOTE 1 — ORGANIZATION AND NATURE OF OPERATIONS (cont.)

In February 2022, QQJ Network acquired 100% of the equity interest in Qianyi (Hangzhou) Network Technology Co., Ltd from Hangzhou Guoao Holding (Group) Co., Ltd, formerly known as Guoao (Hangzhou) Enterprise Management Co., Ltd, an independent third party, and it has become a wholly-owned subsidiary of QQJ Network since February 18, 2022. Qianyi (Hangzhou) Network Technology Co., Ltd. has not conducted any operation prior to the acquisition.

Reorganization under common control through VIE structure

QQJ does not conduct any substantive operations of its own, rather, it conducts its primary business operations through WFOE, which in turn, conducts its business substantially through QQJ Network. Effective power to direct activities of QQJ Network was transferred to QQJ through the series of contractual arrangements without transferring legal ownership in QQJ Network (“restructuring” or “reorganization”). Neither QQJ nor any of its subsidiaries have any equity ownership in the VIE and the subsidiaries of the VIE. As a result of these contractual arrangements and for accounting reporting purposes, QQJ is able to consolidate the financial results of the VIE and the subsidiaries of the VIE through WFOE, as the primary beneficiary in accordance with U.S. GAAP.

Under the laws and regulations of the PRC, foreign persons and foreign companies are restricted from investing directly in certain businesses within the PRC. Business in the value-added telecommunication sector are subject to these restrictions on foreign investment. In order to comply with these laws and regulations, on December 7, 2021, QQJ Network and its shareholders entered into a series of contractual arrangements with WFOE which provide WFOE effective power to direct the activities and the ability to receive substantially all of the economic benefits of QQJ Network and its subsidiaries.

Each of the VIE Agreements is described in detail below:

Exclusive Consulting Service Agreement

Pursuant to the Exclusive Consulting Service Agreement between QQJ Network and WFOE, WFOE provides QQJ Network with technical support, consulting services and other services relating to its day-to-day business operations on an exclusive basis, utilizing its advantages in technology, business management and information. For services rendered to QQJ Network by WFOE under this agreement, WFOE is entitled to collect a service fee that is equal to 100% of the net income of QQJ Network and shall be paid on a monthly basis in accordance with the consulting service actually provided by WFOE. Both parties agree that, WFOE has the right, solely at its discretion, to determine the amount of the fees to be paid based on the services actually provided by WFOE in that month and the operation needs of QQJ Network.

The Exclusive Consulting Service Agreement shall remain in effect permanently unless it is terminated early (i) through mutual agreement by both parties, (ii) upon the occurrence of any statutory events which will prevent either party from continuing its operation, (iii) as provided by PRC laws and regulations or according to the requirements of relevant PRC authorities, or (iv) upon the completion of the transfer of all the equity interests and/or assets of QQJ Network to WFOE or its designee(s) in accordance with the Exclusive Option Agreement.

Equity Pledge Agreement

Under the Equity Pledge Agreement between WFOE, QQJ Network and its shareholders, which together holding 100% of the equity interests in QQJ Network (“Shareholders”), the Shareholders agree to pledge all of their equity interests in QQJ Network to WFOE to guarantee the performance of QQJ Network’s obligations under the Exclusive Consulting Service Agreement. Under the terms of this agreement, WFOE, as the pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged equity interests. The Shareholders also agree that upon occurrence of any event of default, as set forth in the Equity Pledge Agreement,

QQJ INC.
Notes to the Consolidated Financial Statements

NOTE 1 — ORGANIZATION AND NATURE OF OPERATIONS (cont.)

WFOE is entitled to dispose the pledged equity interest in accordance with applicable PRC laws. The Shareholders further agree not to dispose any of the pledged equity interests or take any actions that would prejudice WFOE’s interest.

The Equity Pledge Agreement shall be effective until all payments due under the Exclusive Consulting Service Agreement have been paid by QQJ Network. WFOE shall cancel or terminate the pledge upon QQJ Network’s full payment of fees payable under the Exclusive Consulting Service Agreement, or upon the completion of transfer of equity interests under the Exclusive Option Agreement.

The purposes of the Equity Pledge Agreement are to (1) guarantee the performance of QQJ Network’s obligations under the Exclusive Consulting Service Agreement, (2) ensure the Shareholders do not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice WFOE’s interests without WFOE’s prior written consent, and (3) provide WFOE control over QQJ Network as the pledgee.

The Shareholders have completed the registration of equity interest pledge with relevant PRC authority.

Exclusive Option Agreement

Under the Exclusive Option Agreement, the Shareholders irrevocably granted WFOE (or its designee) an exclusive right to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, a portion or whole of the equity interests in QQJ Network held by the Shareholders. The purchase price shall be RMB1 or the minimum price as permitted by the PRC laws and regulations if such minimum price is higher than RMB1, adjustment to the purchase price may be made by both parties if appraisal is required by the PRC laws and regulations at the time that WFOE exercises its purchase option.

The Exclusive Option Agreement shall remain effective unless all the equity interests held by the Shareholders and/or all the assets of QQJ Network have been legally transferred to WFOE or its designee, and WFOE shall in any event be entitled to terminate this agreement by a thirty days prior written notice to QQJ Network and its shareholders.

The Exclusive Option Agreement, together with the Equity Pledge Agreement and the Powers of Attorney, enable WFOE to effectively direct QQJ Network’s activities.

Powers of Attorney

Under each Power of Attorney, each Shareholder authorizes WFOE to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders, including but not limited to: (a) the attendance of the shareholder’s meeting; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the PRC laws and the Articles of Association of QQJ Network, including but not limited to the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director and/or director, supervisor, general manager and other senior management members of QQJ Network.

Each of the Powers of Attorney shall be irrevocable and continuously valid from the date of its execution, and shall remain effective so long as the relevant Shareholder is a shareholder of QQJ Network.

Spouse’s Consent

The spouses of the Shareholders of QQJ Network have each signed a spousal consent letter, pursuant to which, the signing spouse unconditionally and irrevocably has agreed to the execution by his or her spouse of the above-mentioned Equity Pledge Agreement, Exclusive Option Agreement and Power of Attorney, and that his or her spouse may perform, amend or terminate such agreements without his or her consent. In addition, in the event that

QQJ INC.
Notes to the Consolidated Financial Statements

NOTE 1 — ORGANIZATION AND NATURE OF OPERATIONS (cont.)

the spouse obtains any equity interest in QQJ Network held by his or her spouse for any reason, he or she agrees to be bound by and sign any legal documents substantially similar to the contractual arrangements entered into by his or her spouse, as may be amended from time to time.

Risks in relation to the VIE structure

The Company believes that the contractual arrangements between WFOE and QQJ Network are in compliance with the PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and the interests of the shareholders of QQJ Network may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing QQJ Network not to pay the service fees when required to do so.

QQJ’s ability to control the QQJ Network also depends on the power of attorney WFOE has to vote on all matters requiring shareholders’ approval in QQJ Network. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the Company may be subject to fines or other actions. The Company does not believe such actions would result in the liquidation or dissolution of the Company, WFOE or QQJ Network.

QQJ, through its subsidiaries, its WFOE and through the contractual arrangements, has (1) the power to direct the activities of QQJ Network and its subsidiaries that most significantly affect the VIE and its subsidiaries’ economic performance, and (2) the obligation to absorb losses, or the right to receive benefits from QQJ Network and its subsidiaries. Accordingly, the Company through WFOE in which is the primary beneficiary of QQJ Network and its subsidiaries for accounting reporting purposes, and has consolidated the financial results of QQJ Network and its subsidiaries in accordance with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements present the historical financial position, results of operations and cash flows of QQJ Network and its subsidiaries and adjusted for the effects of the corporate restructure as disclosed per above. Accordingly, the accompanying consolidated financial statements have been prepared as if the reorganization had been in existence throughout the periods presented (see Note 11 for the 100,000 ordinary shares of QQJ issued on February 16, 2022 in connection with the reorganization and anticipation of the initial public offering (“IPO”) of the Company’s equity security).

As of September 30, 2022 and 2021, the Company did not have substantial asset or liability relating to QQJ, QQJ Hong Kong and WFOE as these entities were incorporated in the second half calendar year 2021.

QQJ INC.
Notes to the Consolidated Financial Statements

NOTE 1 — ORGANIZATION AND NATURE OF OPERATIONS (cont.)

The following consolidated financial information of the VIE and VIE’s subsidiaries as a whole as of September 30, 2022 and 2021 and for the years then ended were included in the accompanying consolidated financial statements of the Company. Transactions between VIE and VIE’s subsidiaries are eliminated in the financial information presented below:

	As of
	September 30, 2022	September 30, 2021
ASSETS
Current assets:
Cash and cash equivalents	$4,955,428	$412,300
Restricted cash and cash equivalents	3,958,564	7,155,552
Short term investments	2,604,052	1,972,078
Accounts receivable	—	45,026
Prepaid expenses	1,229,160	309,617
Inventories, net	—	119,735
Due from related parties	—	7,751,664
Due from QQJ	321,303	—
Other current assets	533,676	47,669
Total current assets	13,602,183	17,813,641
Non-current assets
Property and equipment, net	344,641	441,032
Operating lease right of use assets	379,583	—
Deferred tax assets	201,075	—
Other assets	52,928	1,609
TOTAL ASSETS	$14,580,410	$18,256,282

LIABILITIES
Current liabilities
Accounts payable	$51,706	$33,048
Accounts payable – related parties	—	123,142
Contract liabilities	358,405	882,284
Contract liabilities – related parties	—	26,540
Wage payable	330,439	280,251
Taxes payable	29,816	136,659
Due to related parties	283,814	1,927,909
Operating lease liabilities, current	364,928	—
Amounts temporarily held on behalf of consumers	1,296,442	5,334,387
Amounts temporarily held on behalf of customers	2,062,202	912,340
Amounts temporarily held on behalf of customers – related parties	241,515	—
Other current liabilities	2,566,919	2,634,055
Total current liabilities	$7,586,186	$12,290,615
Consulting service fees payable to WFOE	168,275	—
TOTAL LIABILITIES	$7,754,461	$12,290,615

QQJ INC.
Notes to the Consolidated Financial Statements

NOTE 1 — ORGANIZATION AND NATURE OF OPERATIONS (cont.)

	For the years ended September 30,
	2022	2021
Revenues, net	$12,755,336	$3,783,330
Cost of revenues	$5,452,808	$1,696,829
Gross profit	$7,302,528	$2,086,501
Income (loss) from operations	$517,144	$(700,644)
Consulting service fee expense due to the WFOE	$(168,275)	$—
Net income (loss)	$1,038,601	$(581,579)

The revenue-producing assets held by VIE and VIE’s subsidiaries comprise mainly of property and equipment. The VIE and VIE’s subsidiaries contributed an aggregate of 100% of the Company’s consolidated revenues for the years ended September 30, 2022 and 2021. As of September 30, 2022 and 2021, there were no unrecognized revenue-producing assets held by the VIE or its subsidiaries.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and with the rules and regulations of the U.S. Securities Exchange Commission (“SEC”).

Principles of Consolidation

The consolidated financial statements include the financial statements of QQJ, its subsidiaries, the VIE and VIE’s subsidiaries. All significant inter-company transactions and balances between QQJ, its subsidiaries, the VIE and the VIE’s subsidiaries have been eliminated upon consolidation.

Use of Estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, useful lives of property and equipment, valuation allowance of deferred tax assets. Actual results could differ from those estimates.

Related Parties Transactions

A related party is generally defined as (i) any person that holds 10% or more of the Company’s securities and their immediate families, (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. The Company conducts business with its related parties in the ordinary course of business. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

QQJ INC.
Notes to the Consolidated Financial Statements

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The consolidated financial statements are reported using U.S. Dollars. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. As a result, amounts related to assets and liabilities reported on the consolidated statements of cash flows may not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive loss included in consolidated balance sheets and statements of changes in shareholders’ equity. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates with any transaction gain and or losses are included in the results of operations as incurred.

The value of RMB against U.S. Dollar may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s consolidated financial condition in terms of reporting. The following table outlines the currency exchange rates that were used in the consolidated financial statements:

	September 30, 2022	September 30, 2021
Year-end spot rate	US$1 = 7.1161 RMB	US$1 = 6.4640 RMB
Average rate	US$1 = 6.5535 RMB	US$1 = 6.5079 RMB

Fair Value Measurement

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, time deposits, accounts receivable, and other current assets, accounts payable, short-term bank borrowings and other current liabilities, approximate their fair values because of the short maturity of these instruments and market rates of interest.

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•        Level 1 — Quoted prices in active markets for identical assets and liabilities.

•        Level 2 — Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•        Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, net, inventories, net, prepaid expense and other current assets, due from/to related parties, accounts payables due to both third parties and related parties, wage payables, taxes payable, Amounts temporarily held on behalf of customers and consumers, and other current liabilities approximate the fair value of the respective assets and liabilities as of September 30, 2022 and 2021 owing to their short-term or present value nature or present value of the assets and liabilities.

QQJ INC.
Notes to the Consolidated Financial Statements

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company values its short-term investments, which represented wealth management products, using alternative pricing sources and models utilizing market observable inputs, and accordingly the Company classifies the valuation techniques that use these inputs as Level 2. The wealth management products usually have short original maturities of less than 1 year, the carrying value approximates to fair value.

Earnings (loss) per share

Under the provisions of ASC 260, “Earnings Per Share”, basic earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of shares of ordinary shares outstanding for the periods presented. Diluted income (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issuance of ordinary shares that would then share in the income of the Company, subject to anti-dilution limitations.

Cash, Cash Equivalents and Restricted Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks, interest-bearing savings accounts and certain risk-free time deposits with a maturity of three months or less when purchased. The Company considers cash held in third-party payment service providers and all risk-free and highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company maintains most of the bank accounts in the PRC. As of September 30, 2022 and 2021, cash and cash equivalents were comprised of the following:

	As of September 30,
	2022	2021
Cash at bank	$1,362,710	$271,866
Cash at third-party payment service providers	3,592,718	140,434
	$4,955,428	$412,300

The restricted cash and cash equivalents represents proceeds the consumers paid to the Company’s customers for products purchased on the Company’s e-commerce platform. Based on different stages of the sales facilitation service, the restricted cash and cash equivalents balance associated with proceeds received from the consumers was divided into three categories, which are 1) amount temporarily held on behalf of consumers, representing amount received from the consumers related to products purchased but not yet accepted by the consumers; 2) amount temporarily held on behalf of customers, representing amount received for products already accepted by the consumers but not yet distributed to/withdrawn by the customers; and 3) contract liabilities, representing the amount of facilitation fee included in the amount received on the products but not yet accepted by the consumers. The Company will earn the amount associated with contract liability upon the consumer’s acceptance of the products, and the amount earned will be transferred to the Company’s cash account. The restricted cash and cash equivalents was held by the Company in the form of short-term investments in wealth management products. The Company does not have legal ownership to the amount temporarily held on behalf of consumers and customers.

Short Term Investments

Short term investments include wealth management products, which are certain deposits with variable interest rates or principal not-guaranteed with certain financial institutions and classified as available-for-sale securities. Available-for-sale securities are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss) on the consolidated balance sheets, if any. Realized gains and losses from the sale of available-for-sale securities are determined on an aggregate approach basis and are included in the consolidated statements of operations and comprehensive income (loss).

Prepaid expenses

Prepaid expenses consisted mainly of advanced payments made to various service providers.

QQJ INC.
Notes to the Consolidated Financial Statements

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Deferred offering costs

Deferred offering costs consist principally of all direct offering costs incurred by the Company, such as underwriting, legal, accounting, consulting, printing, and other registration related costs in connection with the initial public offering (“IPO”) of the Company’s ordinary shares. Such costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds. In the event the offering is unsuccessful or aborted, the costs will be expensed.

Inventories, net

Inventories, consisted mainly of bottled water purchased from the Company’s suppliers, are stated at the lower of cost or net realizable value. Cost is determined on the moving weighted average basis. The Company periodically assesses the recoverability of all inventories to determine whether adjustments are required to record inventories at the lower of cost or net realizable value. Inventories that the Company determines to be obsolete or in excess of forecasted usage are reduced to its estimated realizable value based on assumptions about future demand and market conditions. A write down of potentially obsolete or slow-moving inventory is recorded based on management’s analysis of inventory levels. Inventory write-down of $42,777 and $nil was recognized for the years ended September 30, 2022 and 2021.

Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets with a 5% residual value. The estimated useful lives are as follows:

Useful Lives
Vehicles*	5 Years
Office equipment	5 Years
Electronic devices	3 Years

____________

*        Included in the vehicles, there are two license plates with infinite useful lives.

The cost and related accumulated depreciation and amortization of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive income (loss). Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation and amortization to determine whether subsequent events and circumstances indicate a change in estimates of useful lives. No such events were identified for the periods presented.

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the year ended September 30, 2022 and 2021, the Company recognized an impairment of $11,306 and $nil against property and equipment.

Amount temporarily held on behalf of consumers and customers

Amount temporarily held on behalf of consumers and customers represents proceeds the consumers paid to the Company’s customers for products purchased on the Company’s e-commerce platform. The proceeds were temporarily held by the Company on behalf of the consumers before the consumers accepted the products purchased on the platform.

QQJ INC.
Notes to the Consolidated Financial Statements

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Before the consumer accepts the product, the consumer may request for a refund, and the Company is obligated to remit the amount back to the consumer. The proceeds become temporarily held by the Company on behalf of customers after the consumers accept the products, and the amount is payable to the customers. The amount received and held by the Company on behalf of the consumers and customers is included in restricted cash and cash equivalents on the consolidated balance sheets.

Lease Commitments

The Company has adopted the new lease standard, ASC 842, Leases (Topic 842) for all periods presented. The Company elected the package of practical expedients permitted under the transition guidance within ASC Topic 842, which among other things, allows the Company to carry forward certain historical conclusions reached under ASC Topic 840 regarding lease identification, classification, and the accounting treatment of initial direct costs. The Company elected not to record assets and liabilities on its consolidated balance sheets for any new or existing lease arrangements with lease terms of twelve months or less. The Company recognizes lease expenses for such leases on a straight-line basis over the lease term. In addition, the Company elected the land easement transition practical expedient and did not reassess whether an existing or expired land easement is a lease or contains a lease if it has not historically been accounted for as a lease. The Company elected the transition method which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption.

The initial lease liability is equal to the future fixed minimum lease payments discounted using the Company’s incremental borrowing rate, on a secured basis. The lease term includes optional renewal periods and early termination payments when it is reasonably certain that the Company will exercise those rights. The initial measurement of the right-of-use asset is equal to the initial lease liability plus any initial direct costs and prepayments, less any lease incentives.

Revenue Recognition

The Company has adopted the new revenue standard, ASC 606, Revenue from Contracts with Customers (Topic 606) for all periods presented. Under ASC 606, the Company recognizes revenue when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for the goods or services. To determine revenue recognition for arrangements within the scope of ASC 606, the Company performs the following five steps: (1) identify the contracts with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when or as the entity satisfies a performance obligation. The Company applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. Revenue is recognized net of value-added tax.

The Company’s revenue is primarily generated from its e-commerce facilitation services. The Company operates an e-commerce platform for business enterprises to help them facilitate sales of products to consumers. The Company performs the facilitation by utilizing its e-commerce platform, allowing business enterprises to market their products on the platform, and arranging, based on analyzing consumers’ preferences or key word search input by the consumers, make recommendation of certain products to the consumers. As part of the facilitation process, the Company also serves as an intermediary in collecting and distributing product proceeds between the business enterprise and consumers to maintain confidence for both the consumer in terms of money paid for the purchase, and business enterprise in terms of collectability of products sold. The Company charges these business enterprises, who, in the e-commerce facilitation arrangement, are the Company’s customers, certain platform service fee for the Company’s facilitation service.

The platform service fees are charged to each product sold on the platform and equal to the sales price of each product, plus the transaction fee incurred for the remittance of sales proceeds entitled to the customer, and minus the cost of the product, and shipping and handling fee, as applicable.

Revenue is recognized at the point in time when the performance obligation has been satisfied and control of the goods or services have been transferred to the customers. For e-commerce facilitation service, revenue is recognized when the customers are able to obtain substantially all of the benefits from the promised service of sale facilitation which generally ends when the ownership of the product is transferred from the customers to the consumers with no substantial further obligation, which is usually when the right of unconditional return expires.

QQJ INC.
Notes to the Consolidated Financial Statements

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue is measured by the transaction price, which is defined as the amount of consideration the Company expects to receive in exchange for providing services to its customers. The Company does not offer or agree on terms that result in variable consideration during the periods presented. Additionally, the Company does not offer promotional payments, customer coupons, rebates or other cash redemptions offers to its customers.

The Company does not have any contract asset. Contract liabilities are recorded when consideration is received from the consumers prior to the consumers accept the products purchased from the platform, which is when the Company transfers the control of the e-commerce facilitation services to the customers. The corresponding cash received was included in restricted cash and cash equivalents before the consumers accepted the products. The Company had contract liabilities of $358,405 and $908,824 as of September 30, 2022 and 2021, respectively. Contract liabilities of approximately $0.9 million as of September 30, 2021 were recognized as revenues for the year ended September 30, 2022. The Company had no contract liabilities as of September 30, 2020 and none of the revenues recognized for the year ended September 30, 2021 resulted from September 30, 2020’s contract liabilities.

The Company is expected to recognize the contract liabilities as of September 30, 2022 in the fiscal year ending September 30, 2023 as revenues.

The Company’s net revenue segregated by revenue streams is as follows:

	For the years ended September 30,
	2022	2021
E-commerce facilitation	$12,440,735	$3,553,732
Others(1)	314,601	229,598
Total	$12,755,336	$3,783,330

____________

(1)      Other revenue arises from direct sale of products where the Company acts as a retailer and provision of technology service.

Value Added Tax

The VIE’s subsidiaries are subject to a VAT of 6% and 13% for its E-commerce facilitation and product sales, respectively. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of the product sold. The Company reports revenue net of PRC’s VAT for all the years presented on the consolidated statements of operations and comprehensive income (loss).

Cost of Revenues

Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate revenue. Such costs are recorded as incurred. Cost of revenue consists primarily of the awards shared with the sales channels when new users open their shared product links and make purchases. The sales channels include the customers, the consumers and others who share product links.

Research and development expenses

Research and development expenses consist primarily of salary and welfare for research and development personnel and other expenses in associated with research and development personnel. The Company recognizes research and development expenses as expense when incurred. Research and development expenses were $2,065,795 and $426,913 for the years ended September 30, 2022 and 2021, respectively.

Selling and marketing expenses

Selling and marketing expenses consist primarily of salary and welfare for selling and marketing personnel, promotion and marketing expenses and other expenses in associated with selling and marketing personnel. The Company recognized $2,267,156 and $740,680 of selling and marketing expenses for the years ended September 30, 2022 and 2021, respectively. Advertising expenses amounted to $19,916 and $37,547 for the years ended September 30, 2022 and 2021, respectively, are charged to expense as incurred.

QQJ INC.
Notes to the Consolidated Financial Statements

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income Taxes

The Company follows the liability method of accounting for income taxes in accordance with ASC 740 (“ASC 740”), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence; it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in the tax rate.

The Company accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of operations and comprehensive income as income tax expense. No such expenses incurred during the years ended September 30, 2022 and 2021.

Statutory reserves

The Company’s VIE and VIE’s subsidiaries are required to make appropriations to certain non-distributable reserve funds.

In accordance with China’s Company Laws, the Company’s PRC subsidiary that are Chinese companies, must make appropriations from their after-tax profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”)) to non-distributable reserve funds including (i) statutory reserve fund and (ii) discretionary statutory fund. The appropriation to the statutory reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory reserve fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary statutory fund is made at the discretion of the respective company.

Pursuant to the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiaries that are foreign investment enterprises in China have to make appropriations from their after-tax profit (as determined under PRC GAAP) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective company’s discretion. The use of the general reserve fund, statutory reserve fund and discretionary reserve fund are restricted to the offsetting of losses to increase the registered capital of the respective company. These reserves are not allowed to be transferred out as cash dividends, loans or advances, nor can they be distributed except under liquidation.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net income (loss) and all changes to the statements of shareholders’ equity, except those due to investments by shareholders, changes in paid-in capital and distributions to shareholders. For the Company, comprehensive income (loss) for the years ended September 30, 2022 and 2021 consisted of net loss, unrealized (loss) gain from foreign currency translation adjustment and unrealized gains from investments.

Segment Reporting

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s chief operating decision maker has been identified as the chief executive officer of the Company who

QQJ INC.
Notes to the Consolidated Financial Statements

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

reviews financial information of separate operating segments based on U.S. GAAP. The chief operating decision maker now reviews results analyzed by customer. This analysis is only presented at the revenue level with no allocation of direct or indirect costs. Consequently, the Company has determined that it has only one operating segment.

Reclassification

Certain items in the financial statements of comparative period have been reclassified to conform to the financial statements for the current period. The reclassification has no impact on the total assets and total liabilities as of September 30, 2021 or on the statements of operations and comprehensive income (loss) for the year ended September 30, 2021.

Restatement

In early December 2023, the Company has identified the following misstatements involving the misclassification and presentation in its consolidated statements of cash flows for the years ended September 30, 2022 and 2021 in connection with the payment processing arrangement on behalf of its related party, Hemeihui contained in the Amendment No. 4 and Amendment No. 3 to the Draft Registration Statement on Form F-1 that we submitted confidentially to the SEC on November 1, 2023 and June 30, 2023, respectively. The misstatements of the misclassification and presentation related to the payments made to Hemeihui’s customers, consumers and sales agents on behalf of Hemeihui and the non-cash liabilities assumed in connection with the arrangement with Hemeihui should be restated by reclassifying the payments made on behalf of Hemeihui from operating activities to investing activities and to be in line with the proceeds received from Hemeihui for the payment processing arrangement as classified and presented in the investing activities. These corrections have no impact on the Company’s cash position as of September 30, 2022 and 2021, and on the total change in cash balance in the Company’s consolidated statements of cash flows for the years ended September 30, 2022 and 2021.

The following tables present the restatement impacts on the Company’s consolidated statements of cash flows for the years ended September 30, 2022 and 2021. The amounts as previously reported were derived from the Company’s Amendment No. 4 and Amendment No. 3 to the Draft Registration Statement on Form F-1 that we submitted confidentially to the SEC on November 1, 2023 and June 30, 2023, respectively. Also, see Note 10.

	For the year ended September 30, 2022
Consolidated statements of cash flows	As Previously Reported	Restatement Impacts	As Restated
Cash flows from operating activities:
Changes in operating assets and liabilities:
Due from related parties	$(3,957,865)	$5,074,051	$1,116,186
Accrued expenses and other liabilities	5,049,875	(2,562,533)	2,487,342
Amounts temporarily held on behalf of customers	(3,022,300)	5,330,375	2,308,075
Net cash (used in) provided by operating activities	$(2,226,397)	$7,841,893	$5,615,496

Cash flows from investing activities:
Repayments received from related parties	$7,963,965	$(7,841,893)	$122,072
Proceeds collected from Hemeihui in connection with payment processing arrangement	—	7,841,893	7,841,893
Payments to Hemeihui’s customers, consumers and sales agents on behalf of Hemeihui	—	(4,657,579)	(4,657,579)
Repayment of proceeds to Hemeihui	—	(3,184,314)	(3,184,314)
Net cash provided by (used in) investing activities	$6,468,567	$(7,841,893)	$(1,373,326)

Non-cash investing and financing activities:
Reversal of liabilities assumed in connection with the arrangement with Hemeihui	$(4,366,495)	$1,889,737	$(2,476,758)

QQJ INC.
Notes to the Consolidated Financial Statements

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

	For the year ended September 30, 2021
Consolidated statements of cash flows	As Previously Reported	Restatement Impacts	As Restated
Non-cash investing and financing activities:
Liabilities assumed in connection with the arrangement with Hemeihui	$5,367,725	$1,816,602	$7,184,327

Recently issued accounting pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued and assesses the impacts on the Company’s consolidated financial position and/or results of operations.

The Company does not believe recently issued but not yet effective accounting standards would have a material effect on its consolidated financial position, statements of operations and cash flows.

NOTE 3 — SHORT TERM INVESTMENTS

As of September 30, 2022 and 2021, the short-term investments represented wealth management products with maturities of less than one year, which were classified as available for sale investments and measured at fair value. The Company values its wealth management products using alternative pricing sources and models utilizing market observable inputs, and accordingly the Company classifies the valuation techniques that use these inputs as Level 2. The wealth management products usually have short original maturities of less than 1 year, the carrying value approximates to fair value. As of September 30, 2022 and 2021, the Company had short-term investments of $2,604,052 and $1,972,078, respectively.

The Company purchased these wealth management products from commercial banks. The returns on principal of these wealth management products are not guaranteed. The underlying assets of these wealth management products were primarily treasury bonds. As of September 30, 2022, the balance of short-term investments did not bear specified maturity dates, which could be redeemable on demand.

The Company recognized the unrealized income of $183,143 and realized income of $110,293, respectively, as other comprehensive income and other income for the year ended September 30, 2022. The Company recognized the unrealized income of $nil and realized income of $5,784, respectively, as other comprehensive income and other income for the year ended September 30, 2021. For the years ended September 30, 2022 and 2021, the Company did not provide other-than-temporary impairment against the short-term investments.

NOTE 4 — INVENTORIES, NET

Inventories, net consisted of the following:

	As of
	September 30, 2022	September 30, 2021
Finished goods	$—	$119,735
Reserve for obsolete inventory	—	—
Total	$—	$119,735

The write-down, if any, in the value of inventory was based on the management’s specific analysis of future product cycle and was included in the cost of revenues. The Company recognized inventory write-down of $42,777 and $nil for the years ended September 30, 2022 and 2021, respectively.

QQJ INC.
Notes to the Consolidated Financial Statements

NOTE 5 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of
	September 30, 2022	September 30, 2021
Vehicles	$344,812	$412,507
Office equipment	15,056	16,574
Electronic devices	54,375	31,837
Total	414,243	460,918
Less: accumulated depreciation	(69,602)	(19,886)
Property and equipment, net	$344,641	$441,032

Depreciation expenses for the years ended September 30, 2022 and 2021 amounted to $82,609 and $20,844, respectively, were included in operating expenses. The Company also disposed of certain property and equipment for the years ended September 30, 2022 and 2021. The disposals resulted a gain of $nil and $6,470, respectively.

Included in the vehicle, there were two license plates with infinite useful lives and were subject to annual impairment review by the management. During the years ended September 30, 2022 and 2021, the Company recognized an impairment charge of $11,306 and $nil against license plates because the carrying amount exceeded the market price.

NOTE 6 — OPERATING LEASE

In October 2021, the Company entered into an office spaces lease agreement with an unrelated third party under non-cancelable operating leases, with terms of 25 months. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the leases do not provide a readily determinable implicit rate. Therefore, the Company discount lease payments based on an estimate of the incremental borrowing rate.

For operating leases that include rent holidays and rent escalation clauses, the Company recognizes lease expense on a straight-line basis over the lease term from the date it takes possession of the leased property. The Company records the straight-line lease expense and any contingent rent, if applicable, in general and administrative expenses on the consolidated statements of operations and comprehensive income (loss). The corporate office lease also requires the Company to pay property management expenses which are included in the general and administrative expenses on the condensed consolidated statements of operations and comprehensive income (loss).

The lease agreements do not contain any material residual value guarantees or material restrictive covenants.

For short-term leases, the Company records operating lease expense in its consolidated statements of income and comprehensive income on a straight-line basis over the lease term and record variable lease payments as incurred.

The table below presents the operating lease related assets and liabilities recorded on the consolidated balance sheets.

	As of
	September 30, 2022	September 30, 2021
Right of use assets	$379,583	$—

Operating lease liabilities, current	$364,928	$—
Operating lease liabilities, noncurrent	—	—
Total operating lease liabilities	$364,928	$—

QQJ INC.
Notes to the Consolidated Financial Statements

NOTE 6 — OPERATING LEASE (cont.)

Other information about the Company’s leases is as follows:

	As of
	September 30, 2022	September 30, 2021
Operating cash flows used in operating leases	$379,478	$—
Weighted average remaining lease term (years)	1.08	—
Weighted average discount rate	4.75%	$—

Operating lease expenses were $486,553 and $140,098, respectively, for the years ended September 30, 2022 and 2021.

The following is a schedule, by years, of maturities of operating lease liabilities as of September 30, 2022:

For the year ending September 30, 2023	$366,372
Less: Imputed interest	(1,444)
Present value of lease liabilities	$364,928

NOTE 7 — OTHER CURRENT LIABILITIES

	As of
	September 30, 2022	September 30, 2021
Sales commission payables(1)	$1,717,756	$1,191,753
Payables to consumers(2)	707,933	1,363,080
Others	141,230	79,222
Total	$2,566,919	$2,634,055

____________

(1)      Sales commission payable represents expenses payable to sales agents who promote products sold on the platform. The commission is directly related to specific product sales and the expense is included in the cost of revenue in the consolidated statements of operations and comprehensive income (loss). Among the balance of sales commission payables, approximately $nil and $726,000 was payable to the sales agents of Hemeihui as of September 30, 2022 and 2021, respectively. See Note 10 for the payment processing arrangement on behalf of Hemeihui.

(2)      Among the balance of payables to consumers, approximately $nil and $1,103,000 was payable to the consumers of Hemeihui as of September 30, 2022 and 2021, respectively. See Note 10.

NOTE 8 — INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

QQJ Technology Limited is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% on its taxable income generated from operations in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

QQJ INC.
Notes to the Consolidated Financial Statements

NOTE 8 — INCOME TAXES (cont.)

PRC

On March 16, 2007, the National People’s Congress of the PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008. The Company’s operating subsidiaries are all incorporated in the PRC and are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the Corporate Income Tax Law of PRC, current corporate income tax rate of 25% is applicable to all PRC companies, including both domestic and foreign-invested companies.

Yaozhibo, Jiuzhibo, Hedi and Qianyi qualify as small and low profit enterprises and are subject to a preferential income tax rate. The applicable tax rate is 5% for the first RMB 1 million of assessable profits and 10% for the next RMB 2 million of assessable profits, and 25% for assessable profits above RMB 3 million.

The current and deferred portions of income tax expense included in the consolidated statements of operations and comprehensive income (loss) were as follows:

	For the years ended September 30,
	2022	2021
Current	$273,029	$8,124
Deferred	(218,337)	—
Income tax expense	$54,692	$8,124

The following table reconciles the statutory rates to the Company’s effective tax rate:

	For the years ended September 30,
	2022	2021
PRC statutory income tax rate	25%	25%
Effect of income tax exemptions and reliefs	6.58%	8.62%
Effect of utilization of net operating losses brought forward	(0.02)%	(35.77)%
Effect of non-deductible expenses	3.00%	0.74%
Effect of non-taxable income	(10.29)%	—
Effect of excess research and development expenses	(19.94)%	—
Total	4.33%	(1.41)%

The table below presents the deferred tax assets and liabilities on the consolidated balance sheets.

	As of September 30,
	2022	2021
Net operating losses	201,075	—
Less: valuation allowance	—	—
Deferred tax assets, net	201,075	—

As of September 30, 2022, the Company had net operating loss carryforwards of $1,113,481 from its VIE and VIE’s subsidiaries, which expire starting in 2027. The Company evaluates its valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law.

QQJ INC.
Notes to the Consolidated Financial Statements

NOTE 8 — INCOME TAXES (cont.)

As of September 30, 2022 and 2022, the Company did not recognize valuation allowance against the deferred tax assets based upon management’s assessment as to their realization.

Uncertain tax position

Aggregate undistributed earnings of the Company’s subsidiary, VIE and VIE’s subsidiaries located in the PRC that are available for distribution at September 30, 2022 and 2021 are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to any entity within the Company that is outside of the PRC.

The Company does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. It intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. As of September 30, 2022 and 2021, the Company has not declared any dividends.

As of September 30, 2022 and 2021, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the consolidated financial statements. As of September 30, 2021, income tax returns for the tax years ended December 31, 2017 through 2021 remain open for statutory examination by PRC tax authorities.

The uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. Based on the outcome of any future examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns, might materially change from those recorded as liabilities for uncertain tax positions in the Company’s consolidated financial statements as of September 30, 2022 and 2021. In addition, the outcome of these examinations may impact the valuation of certain deferred tax assets (such as net operating losses) in future periods. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits, if any, as a component of income tax expense. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100,000 (approximately $14,000) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

Accounting for Uncertainty in Income Taxes

The tax authority of the PRC Government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises have completed their relevant tax filings. Therefore, the Company’s PRC entities’ tax filings results are subject to change. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities.

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The Company’s management has evaluated the Company’s tax positions and concluded that provision for uncertainty in income taxes was not necessary as of September 30, 2022 and 2021.

QQJ INC.
Notes to the Consolidated Financial Statements

NOTE 9 — CONCENTRATIONS

Customer concentration risk

For the year ended September 30, 2022, one customer accounted for 18% of the Company’s total revenues. For the year ended September 30, 2021, two customers accounted for 22% and 11%, respectively, of the Company’s total revenues.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk are cash and cash equivalents, and accounts receivable arising from its normal business activities. The Company places its cash and cash equivalents in what it believes to be credit-worthy financial institutions.

The Company’s operations are carried out in the PRC. Accordingly, our business, financial condition, and results of operations may be influenced by the political, economic, and legal environment in the PRC, and by the general state of the economy of the PRC. Our operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. Financial instruments which potentially subject us to concentrations of credit risk consist principally of cash and cash equivalent. All of our cash is maintained with state-owned banks, commercial banks or third-party service provider certified by the People’s bank of China, such as Alipay, within the PRC. Per PRC regulations, the maximum insured bank deposit amount is RMB500,000 (approximately $70,300) for each financial institution. The Company’s total unprotected cash held in bank amounted to approximately $939,830 and $33,000 as of September 30, 2022 and 2021, respectively. The Company has not experienced any losses in such accounts and believes the Company is not exposed to any risks on our cash held in bank accounts.

NOTE 10 — RELATED PARTY

a.      Relationship with related parties

The related parties had transactions for the years ended September 30, 2022 and 2021 consist of the following:

Name of the related party	Nature of relationship
Hao Jiang	The majority shareholder, Chairman of the Board and Chief Operating Officer of the Company
Yangyang Cui	Family member of Hao Jiang and within the same control group with Chuanyong Zhang and Hao Jiang.
Chuanyong Zhang	The shareholder and Chief Executive Officer of the Company
Zhengyun Xie	Family member of Chuanyong Zhang
Xiaomei Zhang	Family member of Chuanyong Zhang and Hao Jiang
Hemeihui E-Commerce Co., Ltd. (“Hemeihui”)

80% equity interest controlled by Tingting Jiang, a family member of Hao Jiang, and 20% equity interest controlled by Yangyang Cui.

Tingting Jiang is within the same control group with Chuanyong Zhang and Hao Jiang.

Heyao (Shanghai) Network Technology Ltd. (“Heyao Shanghai Network”)	90% equity interest controlled by Changzhen He, a family member of Hao Jiang, and 10% equity interest controlled by Zhengyun Xie
Yongling (Shanghai) Technology Ltd. (“Yongling Shanghai”)	100% equity interest controlled by Hemeihui
Shanghai Dongtang Xishi Brand Management Ltd. (“Shanghai Dongtang Xishi”)	80% equity interest controlled by Tingting Jiang and 20% equity interest controlled by Yangyang Cui

QQJ INC.
Notes to the Consolidated Financial Statements

NOTE 10 — RELATED PARTY (cont.)

Name of the related party	Nature of relationship
Renmi (Shanghai) Network Technology Ltd. (“Renmi Shanghai”)	60% equity interest controlled by Hao Jiang and 40% equity interest controlled by Chuanyong Zhang
Renmi (Zhejiang) Network Technology Ltd. (“Renmi Zhejiang”)	60% equity interest controlled by Hao Jiang and 40% equity interest controlled by Chuanyong Zhang
Tairan Baohe Insurance Brokerage Co., Ltd. (“Tairan Baohe”)	60% equity interest controlled by Xiaomei Zhang

b.      Balances with related parties

Amount due from related parties:

	As of
	September 30, 2022	September 30, 2021
Hemeihui(i)	$—	$7,603,801
Shanghai Dongtang Xishi	—	24,101
Yangyang Cui	—	123,762
	$—	$7,751,664

Amount due to related parties:

	As of
	September 30, 2022	September 30, 2021
Accounts payable – related parties
Renmi Shanghai	$—	$20,963
Yongling Shanghai	—	102,179
	$—	$123,142
Contract liabilities – related parties
Renmi Shanghai	$—	$8,183
Yongling Shanghai	—	18,357
	$—	$26,540
Amounts temporarily held on behalf of customers – related parties
Renmi Zhejiang	139,029	—
Dongtang Xishi	67,275	—
Yongling Shanghai	35,211	—
	241,515	—
Due to related parties
Heyao Shanghai Network	$—	$126,043
Hemeihui(ii)	205,851	1,472,250
Yongling Shanghai	—	4,740
Zhengyun Xie	—	309,406
Xiaomei Zhang	—	15,470
Chuanyong Zhang	77,963	—
	$283,814	$1,927,909

____________

(i)      The balance due from Hemeihui as of September 30, 2021 primarily represents the amount receivable from a business arrangement with Hemeihui.

In the year ended September 30, 2021, the Company entered into an arrangement with Hemeihui to help Hemeihui process cash payments to Hemeihui’s customers, consumers and sales agents on behalf of Hemeihui. Both parties agreed to cut off the transactions for the payment processing on September 30, 2021. The Company recorded the payables of approximately $1,103,000 due to Hemeihui’s consumers and sales commission payables of approximately $726,000 due to

QQJ INC.
Notes to the Consolidated Financial Statements

NOTE 10 — RELATED PARTY (cont.)

Hemeihui’s sales agents in other current liabilities, with corresponding account as “due from related parties — Hemeihui” as of September 30, 2021. These payables were classified as non-cash investing activities in the consolidated statement of cash flows for the year ended September 30, 2021 of $1,095,605 and $720,997, respectively. The cash payment on behalf of Hemeihui was classified as investing activities in the consolidated statements of cash flows. The Company started to process payments on behalf of Hemeihui during the year ended September 30, 2022.

The remaining balance of approximately $5,775,000 due from Hemeihui was comprised of i) a balance of approximately $5,404,000 due from Hemeihui related to Hemeihui’s reimbursement of the amount the Company agreed to process cash payments to Hemeihui’s customers as of September 30, 2021. This was classified as non-cash investing activities in the consolidated statements of cash flows for the year ended September 30, 2021 of $5,367,725, and ii) monetary advance of approximately $371,000 made to Hemeihui, which was classified as an investing cash flow in the consolidated statements of cash flows. The Company started to process payments on behalf of Hemeihui during the year ended September 30, 2022.

Total liabilities assumed in connection with the arrangement with Hemeihui amounted to $7,184,327 and were presented as non-cash investing activities in the consolidated statements of cash flows for the year ended September 30, 2021.

The Company ceased all transactions that lacked business purpose with Hemeihui, and the Company terminated the payment processing arrangement with Hemeihui effective September 30, 2022. The amounts used for the payment processing to Hemeihui’s customers, consumers and sales agents on behalf of Hemeihui were collected from Hemeihui during the year ended September 30, 2022, which amounted to approximately $7,842,000. The Company processed payments of approximately $4,658,000 in total to Hemeihui’s customers, consumers and sales agents on behalf of Hemeihui during the year ended September 30, 2022 prior to the termination of the arrangement. Upon termination of the payment processing arrangement in September 2022, 1) the Company reversed the remaining unprocessed liabilities of approximately $2,477,000 assumed in connection with the arrangement with Hemeihui, and 2) the Company returned the unused proceeds of approximately $3,184,000, which collected from Hemeihui in connection with the payment processing arrangement.

Due to related parties

The balances due to related parties as of September 30, 2022 and 2021 primarily represented advances from these related parties.

(ii)     As of September 30, 2022, the balance due to Hemeihui was approximately $206,000, representing advances from Hemeihui, for which the Company delivered bottled water to Hemeihui’s customers. Since October 1, 2022, the Company determined not to involve itself in the transactions between Hemeihui and its customers. As of the date of this report, the Company fully refunded the outstanding balance to Hemeihui.

As of September 30, 2021, the balance due to Hemeihui was approximately $1,472,000, representing monetary advances from Hemeihui.

c.      Transaction with related parties

For the years ended September 30, 2022 and 2021, the Company made advances to related parties in the amount of $762,951 and $2,208,722, respectively, and the Company collected $122,072 and $nil from related parties, respectively.

For the years ended September 30, 2022 and 2021, the Company received proceeds of $7,841,893 and $nil from Hemeihui for processing cash payments to its customers, consumers and sales agents, respectively.

For the years ended September 30, 2022 and 2021, the Company borrowed $80,911 and $845,588, respectively, from related parties, and repaid $1,759,462 and $33,190 to these related parties.

During the year ended September 30, 2021, the Company entered a short-term lease contract with Heyao (Shanghai) Network, and the Company subsequently terminated the lease agreement with Heyao (Shanghai) Network in November 2021. For the years ended September 30, 2022 and 2021, the Company incurred rental expenses and property management fees of $85,374 and $140,098, respectively. The expenses were recorded in operating expenses in the statements of operations and comprehensive income (loss).

During the year ended September 30, 2022, the Company entered a one-year lease contract with Tairan Baohe, to lease an office to Tairan Baohe. For the years ended September 30, 2022 and 2021, the Company recognized rental income of $31,935 and $nil, respectively.

QQJ INC.
Notes to the Consolidated Financial Statements

NOTE 10 — RELATED PARTY (cont.)

During the year ended September 30, 2022 and 2021, the Company generated service revenue from below related parties

	For the Year Ended September 30,
	2022	2021
Yongling	$123,297	$15,176
Renmi Zhejiang	717,021	—
Renmi Shanghai	25,344	—
	$865,662	$15,176

NOTE 11 — SHAREHOLDERS’ EQUITY

The shareholders’ equity structures as of September 30, 2022 and 2021 were presented after giving retroactive effect to the reorganization of the Company that was completed on December 7, 2021. Immediately before and after the reorganization, the shareholders of QQJ Network controlled QQJ or the Company. Therefore, for accounting reporting purposes, the reorganization is accounted for as a transaction of entities under common control. In the year ended September 30, 2021, the Company received capital contributions from Chuanyong Zhang, Hao Jiang, Xiaomei Zhang and Zhengyun Xie in the amount of RMB19.9 million (approximately $3 million), RMB27.9 million (approximately $4 million), RMB0.1 million (approximately $15,000) and RMB2 million (approximately $308,000), respectively. In the year ended September 30, 2020, the Company received capital contributions from Hao Jiang, Yangyang Cui and Zhengyun Xie in the amounts of RMB100,000 (approximately $14,000), RMB900,000 (approximately $129,000) and RMB140,000 (approximately $20,000), respectively. Capital contributions made by Yangyang Cui, Xiaomei Zhang and Zhengyun Xie were considered as a transaction under common control, also see Note 1 and Note 10.

Ordinary shares

On July 29, 2021, QQJ was incorporated in the Cayman Islands. QQJ’s authorized share capital consists of $12,000 divided into 1,200,000,000 Ordinary Shares with a par value of $0.00001 per share with 1 share was issued and outstanding. Following the reorganization, the Company issued another 99,999 Ordinary Shares. The shares and per share data are presented on a retroactive basis as if the reorganization and share issuance had been in existence from the earliest period presented.

NOTE 12 — STATUTORY RESERVE

The statutory reserves in the consolidated balance sheets mainly include the Company’s statutory reserve. In accordance with the relevant laws and regulations of the PRC, the Company is required to set aside at least 10% of its respective after-tax net profits each year determined in accordance with PRC GAAP and if any, to fund the statutory reserve until the balance of the reserve reaches 50% of its respective registered capital. The statutory reserve is not distributable in the form of cash dividends and can be used to make up cumulative prior year losses. For the years ended September 30, 2022 and 2021, earnings of $164,497 and $21,742 was appropriated to statutory reserve, respectively.

QQJ INC.
Notes to the Consolidated Financial Statements

NOTE 13 — RESTRICTED NET ASSETS OR PARENT COMPANY’S CONDENSED FINANCIAL STATEMENTS

As a result of the PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital, additional paid-in capital, and the statutory reserves of the VIE’s subsidiaries.

	As of
	September 30, 2022	September 30, 2021
PRC entities
Additional paid-in capital	$7,826,636	$7,506,197
Statutory reserves	186,239	21,742
Total restricted net assets	$8,102,875	$7,527,939

The subsidiaries did not pay any dividend to the parent company for the periods presented. For the purpose of presenting parent only financial information, the parent company records its investment in its subsidiary under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the parent company as “Investment in subsidiaries” and the income or loss of the subsidiaries is presented as “Equity in (loss) gain of subsidiaries”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

The parent company did not have significant capital and other commitments, long-term obligations, or guarantees as of September 30, 2022 and 2021.

There were no material reportable transactions as of September 30, 2021 as the parent company was formed on July 29, 2021 with minimal transactions.

The following is the condensed financial information of the Company on a parent company only basis.

Condensed balance sheets

September 30, 2022
ASSETS
Investment in subsidiaries, VIE and VIE’s subsidiaries	$6,994,224
Deferred offering cost	321,303
TOTAL ASSETS	$7,315,527

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Wage payable	91,358
Due to VIE and its subsidiaries	321,303
TOTAL LIABILITIES	412,661

SHAREHOLDERS’ EQUITY:
Ordinary shares, $0.00001 par value, 1,200,000,000 shares authorized, 100,000 shares issued and outstanding as of September 30, 2022	1
Additional paid-in capital	7,826,636
Accumulated deficit	(401,276)
Accumulated other comprehensive loss	(522,495)
TOTAL SHAREHOLDERS’ EQUITY	6,902,866
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$7,315,527

QQJ INC.
Notes to the Consolidated Financial Statements

NOTE 13 — RESTRICTED NET ASSETS OR PARENT COMPANY’S CONDENSED FINANCIAL STATEMENTS (cont.)

Condensed statements of comprehensive (loss) income

For the year ended September 30, 2022
Operating expenses:
General and administrative expenses	$(91,358)
Total operating expenses	(91,358)
Equity in income of subsidiaries, VIE and VIE’s subsidiaries	1,206,876
Net income	$1,115,518

Condensed statements of cash flow

For the year ended September 30, 2022
Net Cash Provided by Operating Activities	$—
Net Cash Provided by Investing Activities	—
Net Cash Provided by Financing Activities	—
Effect of exchange rate changes on cash and cash equivalents	—
Net increase in cash and cash equivalents	—
Cash and cash equivalents at beginning of year	—
Cash and cash equivalents at end of year	$—

NOTE 14 — SUBSEQUENT EVENTS

In accordance with ASC 855-10, the Company has analyzed its operations subsequent to September 30, 2022 to the date these consolidated financial statements were issued on June 29, 2023, and has determined that, there are no additional material subsequent events to disclose in these consolidated financial statements other than noted above.

QQJ INC.
Condensed Consolidated Balance Sheets
As of March 31, 2023 and September 30, 2022

	As of
	March 31, 2023 (Unaudited)	September 30, 2022
ASSETS
Current assets:
Cash and cash equivalents	$4,372,222	$4,955,428
Restricted cash and cash equivalents	3,467,654	3,958,564
Short term investments	1,354,416	2,604,052
Prepaid expenses	1,502,125	1,229,160
Deferred offering costs	342,285	321,303
Due from related parties	26,069	—
Other current assets	650,535	533,676
Total current assets	11,715,306	13,602,183
Non-current assets
Property and equipment, net	342,460	344,641
Operating lease right of use assets	212,370	379,583
Deferred tax assets	391,753	201,075
Other assets	117,869	52,928
TOTAL ASSETS	$12,779,758	$14,580,410

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities
Accounts payable	$45,871	$51,706
Contract liabilities	246,090	358,405
Wage payable	355,839	421,797
Taxes payable	25,402	29,816
Due to related parties	80,700	283,814
Operating lease liabilities	—	364,928
Amounts temporarily held on behalf of consumers	1,126,569	1,296,442
Amounts temporarily held on behalf of customers	1,971,411	2,062,202
Amounts temporarily held on behalf of customers – related parties	123,449	241,515
Other current liabilities	1,512,254	2,566,919
Total current liabilities	5,487,585	7,677,544
TOTAL LIABILITIES	5,487,585	7,677,544

SHAREHOLDERS’ EQUITY:
Ordinary shares, $0.00001 par value, 1,200,000,000 shares authorized, 100,000 shares issued and outstanding as of March 31, 2023 and September 30, 2022, respectively*	1	1
Additional paid-in capital*	7,826,636	7,826,636
Accumulated deficit	(410,049)	(587,515)
Statutory reserve	186,239	186,239
Accumulated other comprehensive (loss) income	(310,654)	(522,495)
TOTAL SHAREHOLDERS’ EQUITY	7,292,173	6,902,866
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$12,779,758	$14,580,410

____________

*        The share amounts are presented on a retroactive basis.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

QQJ INC.
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income
For the Six Months Ended March 31, 2023 and 2022

	For the six months ended March 31,
	2023	2022
Revenues, net – third parties	$3,788,744	$6,717,116
Revenues, net – related parties	5,756	6,913
Revenues, net	3,794,500	6,724,029
Cost of revenues	(651,471)	(1,643,655)
Gross profit	3,143,029	5,080,374

Operating expenses:
Selling and marketing expenses	(809,895)	(1,169,229)
General and administrative expenses	(1,303,191)	(1,596,550)
Research and development expenses	(1,263,491)	(737,223)
Total operating expenses	(3,376,577)	(3,503,002)
(Loss) income from operations	(233,548)	1,577,372

Other income (expenses)
Other income	230,161	186,653
Other expenses	(33)	(38,701)
Total other income, net	230,128	147,952
(Loss) income before income taxes	(3,420)	1,725,324
Income tax benefits (expense)	180,886	(641,327)
Net income	$177,466	$1,083,997

Comprehensive income
Net income	$177,466	$1,083,997
Other comprehensive income:
Unrealized gain from available-for-sale investment	48,388	91,794
Foreign currency translation adjustments	163,453	120,338
Comprehensive income	$389,307	$1,296,129

Earnings per share*
Basic and diluted	$1.77	$10.84

Weighted average ordinary shares outstanding*
Basic and diluted	100,000	100,000

____________

*        The share amounts are presented on a retroactive basis.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

QQJ INC.
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity
For the Six Months Ended March 31, 2023 and 2022

	Ordinary Shares*		Additional paid-in capital	Statutory reserve	Accumulated other comprehensive loss	Accumulated deficit	Total Shareholders’ Equity
	Number of shares	Amount
Balance as of September 30, 2021	100,000	$1	$7,506,197	$21,742	$(23,737)	$(1,538,536)	$5,965,667
Net income	—	—	—	—	—	1,083,997	1,083,997
Unrealized gain from available-for-sale investment	—	—	—	—	91,794	—	91,794
Foreign currency translation adjustment	—	—	—	—	120,338	—	120,338
Balance as of March 31, 2022	100,000	$1	$7,506,197	$21,742	$188,395	$(454,539)	$7,261,796

Balance as of September 30, 2022	100,000	$1	$7,826,636	$186,239	$(522,495)	$(587,515)	$6,902,866
Net income	—	—	—	—	—	177,466	177,466
Unrealized gain from available-for-sale investment	—	—	—	—	48,388	—	48,388
Foreign currency translation adjustment	—	—	—	—	163,453	—	163,453
Balance as of March 31, 2023	100,000	$1	$7,826,636	$186,239	$(310,654)	$(410,049)	$7,292,173

____________

*        The share amounts are presented on a retroactive basis.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

QQJ INC.
Unaudited Condensed Consolidated Statements of Cash Flows
For the Six Months Ended March 31, 2023 and 2022

	For the six months ended March 31,
	2023	2022
Cash flows from operating activities
Net income	$177,466	$1,083,997
Adjustments to reconcile net income to net cash used in operating activities
Depreciation and amortization	46,708	41,283
Amortization of operating lease right of use assets	177,864	187,068
Inventory write-downs	—	10,610
Deferred tax benefits	(180,902)	—
Realized gain on short-term investments	(84,803)	(73,915)
Changes in operating assets and liabilities:
Accounts receivable	—	43,661
Prepaid expenses and other current assets	(339,416)	(433,171)
Inventories	—	31,580
Due from related parties	(25,684)	(15,316)
Other non-current assets	(62,150)	1,161
Accounts payable	(7,537)	(117,000)
Contract liabilities	(123,046)	(766,155)
Taxes payable	(5,380)	256,160
Operating lease liabilities	(372,145)	(399,865)
Due to related parties	(209,922)	(39,035)
Accrued expenses and other payables	(1,203,586)	(1,201,038)
Amounts temporarily held on behalf of consumers	(212,189)	(134,234)
Amounts temporarily held on behalf of customers	(160,757)	(640,874)
Amounts temporarily held on behalf of customers – related parties	(124,669)	38,677
Net cash used in operating activities	(2,710,148)	(2,126,406)

Cash flows from investing activities
Purchase of property and equipment	(16,321)	(5,311)
Proceeds from redemption of wealth management products	2,802,627	18,477,361
Cash paid for acquisition of wealth management products	(1,433,055)	(25,899,010)
Advances made to related parties	—	(792,340)
Repayments received from related parties	—	125,571
Proceeds collected from Hemeihui in connection with payment processing	—	8,066,654
Net cash provided by (used in) investing activities	1,353,251	(27,075)

Cash flows from financing activities
Repayments made to related parties	—	(1,809,891)
Payments of deferred offering costs	(9,561)	—
Net cash used in financing activities	(9,561)	(1,809,891)

Effect of Exchange rate on cash, cash equivalents and restricted cash and cash equivalents	292,342	127,521

Net change in cash, cash equivalents and restricted cash and cash equivalents	(1,074,116)	(3,835,851)
Cash, cash equivalents and restricted cash and cash equivalents at beginning of the period	8,913,992	7,567,852
Cash, cash equivalents and restricted cash and cash equivalents at end of the period	$7,839,876	$3,732,001

QQJ INC.
Unaudited Condensed Consolidated Statements of Cash Flows — (Continued)
For the Six Months Ended March 31, 2023 and 2022

	For the six months ended March 31,
	2023	2022
Supplemental disclosure of cash flow information:
Cash paid for interest expense	$—	$—
Cash paid for income taxes	$8	$247,482

Non-cash investing and financing activities:
Right of use asset obtained in exchange with operating lease liabilities	$—	$390,280
Unrealized gain from available-for-sale investments	$48,388	$91,794
Deposits applied to acquire property and equipment	$16,321	$—
Reconciliation of cash, cash equivalent and restricted cash and cash equivalents to the unaudited condensed consolidated balance sheets
	March 31, 2023	September 30, 2022
Cash and cash equivalent	$4,372,222	$4,955,428
Restricted cash and cash equivalents	3,467,654	3,958,564
Cash, cash equivalents and restricted cash and cash equivalents at end of the period	$7,839,876	$8,913,992

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

QQJ INC.
Notes to the Unaudited Condensed Consolidated Financial Statements

NOTE 1 — ORGANIZATION AND NATURE OF OPERATIONS

QQJ Inc. (“QQJ”) was incorporated in Cayman Islands as an exempted company with limited liability on July 29, 2021. QQJ serves as a holding company and conducts its businesses through its subsidiaries and its consolidated variable interest entity (“VIE”) and the subsidiaries of the VIE. QQJ, its subsidiaries and VIE and the subsidiaries of the VIE are collectively referred to herein as the “Company”, the “Group”, “we”, “our” or “us”, unless specific reference is made to an entity. The Company is engaged in a business in providing e-commerce business solutions to enterprises through the operation of the Company’s e-commerce platform in the People’s Republic of China (“PRC” or “China”). The Company seeks to become the central market hub that connects businesses and consumers together across the China. The Company commenced business operations and started generating revenue in the year ended September 30, 2021.

The Company includes the following subsidiaries and consolidated VIE and the subsidiaries of the VIE in the unaudited condensed consolidated financial statements as if the current corporate structure (“restructuring” or “reorganization”) had been in existence throughout the periods presented (see “Reorganization under common control through VIE structure” below):

Name	Date of Organization	Place of Organization
Subsidiaries
QQJ Technology Limited (“QQJ Hong Kong”)	August 24, 2021	Hong Kong SAR
Renmi E-commerce (Hangzhou) Co., Ltd. (“WFOE”)	October 13, 2021	PRC
VIE and Its Subsidiaries
QQJ Network Technology Co., Ltd. (“QQJ Network” or the “VIE”)	November 1, 2017	PRC
Shanghai Yaozhibo Culture Communication Co., Ltd. (“Yaozhibo”)(1)	November 1, 2019	PRC
Nanning Jiuzhibo Network Technology Co., Ltd. (“Jiuzhibo”)(2)	March 16, 2021	PRC
Hedi (Shanghai) Network Technology Co., Ltd. (“Hedi”)(3)	December 29, 2020	PRC
Renmi (Hangzhou) Network Technology Co., Ltd. (“Renmi”)(4)	September 26, 2021	PRC
Qianyi (Hangzhou) Network Technology Co., Ltd. (“Qianyi”)(5)	March 4, 2020	PRC

____________

(1)      Acquired in April 2021 under a common control transaction and wholly owned subsidiary of QQJ Network

(2)      Acquired in September 2021 under a common control transaction and wholly owned subsidiary of QQJ Network

(3)      Acquired in April 2021 under a common control transaction and wholly owned subsidiary of QQJ Network

(4)      Established and wholly owned by QQJ Network

(5)      Acquired in February 2022 from a third party and became a wholly owned subsidiary of QQJ Network. Qianyi did not commence operations before acquisition.

History of the Company and reorganization

The Company’s history began in 2017 upon the establishment of QQJ Network, a limited liability company incorporated in the PRC. QQJ Network began developing its business in 2020 and commences full-scale business operation in June 2021. Prior to April 2021, QQJ Network was held by Zhengyun Xie and Xiaomei Zhang, family members of Chuanyong Zhang and Hao Jiang. QQJ Network did not conduct any operation prior to 2020 and began to prepare for and establish its business operation in 2020. The equity ownership was transferred by Zhengyun Xie and Xiaomei Zhang to Chuanyong Zhang and Hao Jiang in April 2021 before commencement of business operation.

Before April 2021, Yaozhibo was beneficially owned by Yangyang Cui and Tingting Jiang, family members of Hao Jiang, Chairman of the Board of Directors, and Hedi was beneficially owned by Yangyang Cui and Tingting Jiang, family members of Hao Jiang, Chairman of the Board of Directors. Before September 2021, Jiuzhibo was beneficially owned by Qianqian Wang and Li Wang, family members of Hao Jiang, Chairman of the Board of Directors. Yaozhibo, Hedi, and Jiuzhibo did not conduct any business operations before they were acquired. QQJ Network acquired Yaozhibo and Hedi in April 2021, and acquired Jiuzhibo in September 2021. The acquisition was accounted for as a combination under common control pursuant to an act-in-concert agreement signed between QQJ Network, Yaozhibo, Hedi and Jiuzhibo. After the acquisition, Hedi and Yaozhibo provide technical support for QQJ Network’s e-commerce platform, and Jiuzhibo provides live-stream support for QQJ Network’s e-commerce platform.

QQJ INC.
Notes to the Unaudited Condensed Consolidated Financial Statements

NOTE 1 — ORGANIZATION AND NATURE OF OPERATIONS (cont.)

In February 2022, QQJ Network acquired 100% of the equity interest in Qianyi (Hangzhou) Network Technology Co., Ltd. from Hangzhou Guoao Holding (Group) Co., Ltd., formerly known as Guoao (Hangzhou) Enterprise Management Co., Ltd., an independent third party, and it has become a wholly-owned subsidiary of QQJ Network since February 18, 2022. Qianyi (Hangzhou) Network Technology Co., Ltd. has not conducted any operations prior to the acquisition.

Reorganization under common control through VIE structure

QQJ does not conduct any substantive operations of its own, rather, it conducts its primary business operations through WFOE, which in turn, conducts its business substantially through QQJ Network. Effective power to direct activities of QQJ Network was transferred to QQJ through the series of contractual arrangements without transferring legal ownership in QQJ Network (“restructuring” or “reorganization”). Neither QQJ nor any of its subsidiaries have any equity ownership in the VIE and the subsidiaries of the VIE. As a result of these contractual arrangements and for accounting reporting purposes, QQJ is able to consolidate the financial results of the VIE and the subsidiaries of the VIE through WFOE, as the primary beneficiary in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Under the laws and regulations of the PRC, foreign persons and foreign companies are restricted from investing directly in certain businesses within the PRC. Business in the value-added telecommunication sector are subject to these restrictions on foreign investment. In order to comply with these laws and regulations, on December 7, 2021, QQJ Network and its shareholders entered into a series of contractual arrangements with WFOE which provide WFOE effective power to direct the activities and the ability to receive substantially all of the economic benefits of QQJ Network and its subsidiaries.

Each of the VIE Agreements is described in detail below:

Exclusive Consulting Service Agreement

Pursuant to the Exclusive Consulting Service Agreement between QQJ Network and WFOE, WFOE provides QQJ Network with technical support, consulting services and other services relating to its day-to-day business operations on an exclusive basis, utilizing its advantages in technology, business management and information. For services rendered to QQJ Network by WFOE under this agreement, WFOE is entitled to collect a service fee that is equal to 100% of the net income of QQJ Network and shall be paid on a monthly basis in accordance with the consulting service actually provided by WFOE. Both parties agree that, WFOE has the right, solely at its discretion, to determine the amount of the fees to be paid based on the services actually provided by WFOE in that month and the operation needs of QQJ Network.

The Exclusive Consulting Service Agreement shall remain in effect permanently unless it is terminated early (i) through mutual agreement by both parties, (ii) upon the occurrence of any statutory events which will prevent either party from continuing its operation, (iii) as provided by PRC laws and regulations or according to the requirements of relevant PRC authorities, or (iv) upon the completion of the transfer of all the equity interests and/or assets of QQJ Network to WFOE or its designee(s) in accordance with the Exclusive Option Agreement.

Equity Pledge Agreement

Under the Equity Pledge Agreement between WFOE, QQJ Network and its shareholders, which together holding 100% of the equity interests in QQJ Network (“Shareholders”), the Shareholders agree to pledge all of their equity interests in QQJ Network to WFOE to guarantee the performance of QQJ Network’s obligations under the Exclusive Consulting Service Agreement. Under the terms of this agreement, WFOE, as the pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged equity interests. The Shareholders also agree that upon occurrence of any event of default, as set forth in the Equity Pledge Agreement,

QQJ INC.
Notes to the Unaudited Condensed Consolidated Financial Statements

NOTE 1 — ORGANIZATION AND NATURE OF OPERATIONS (cont.)

WFOE is entitled to dispose the pledged equity interest in accordance with applicable PRC laws. The Shareholders further agree not to dispose any of the pledged equity interests or take any actions that would prejudice WFOE’s interest.

The Equity Pledge Agreement shall be effective until all payments due under the Exclusive Consulting Service Agreement have been paid by QQJ Network. WFOE shall cancel or terminate the pledge upon QQJ Network’s full payment of fees payable under the Exclusive Consulting Service Agreement, or upon the completion of transfer of equity interests under the Exclusive Option Agreement.

The purposes of the Equity Pledge Agreement are to (1) guarantee the performance of QQJ Network’s obligations under the Exclusive Consulting Service Agreement, (2) ensure the Shareholders do not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice WFOE’s interests without WFOE’s prior written consent, and (3) provide WFOE control over QQJ Network as the pledgee.

The Shareholders have completed the registration of equity interest pledge with relevant PRC authority.

Exclusive Option Agreement

Under the Exclusive Option Agreement, the Shareholders irrevocably granted WFOE (or its designee) an exclusive right to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, a portion or whole of the equity interests in QQJ Network held by the Shareholders. The purchase price shall be RMB1 or the minimum price as permitted by the PRC laws and regulations if such minimum price is higher than RMB1, adjustment to the purchase price may be made by both parties if appraisal is required by the PRC laws and regulations at the time that WFOE exercises its purchase option.

The Exclusive Option Agreement shall remain effective unless all the equity interests held by the Shareholders and/or all the assets of QQJ Network have been legally transferred to WFOE or its designee, and WFOE shall in any event be entitled to terminate this agreement by a thirty days prior written notice to QQJ Network and its shareholders.

The Exclusive Option Agreement, together with the Equity Pledge Agreement and the Powers of Attorney, enable WFOE to effectively direct QQJ Network’s activities.

Powers of Attorney

Under each Power of Attorney, each Shareholder authorizes WFOE to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders, including but not limited to: (a) the attendance of the shareholder’s meeting; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the PRC laws and the Articles of Association of QQJ Network, including but not limited to the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director and/or director, supervisor, general manager and other senior management members of QQJ Network.

Each of the Powers of Attorney shall be irrevocable and continuously valid from the date of its execution, and shall remain effective so long as the relevant Shareholder is a shareholder of QQJ Network.

Spouse’s Consent

The spouses of the Shareholders of QQJ Network have each signed a spousal consent letter, pursuant to which, the signing spouse unconditionally and irrevocably has agreed to the execution by his or her spouse of the above-mentioned Equity Pledge Agreement, Exclusive Option Agreement and Power of Attorney, and that his or her spouse may perform, amend or terminate such agreements without his or her consent. In addition, in the event that the spouse obtains any equity interest in QQJ Network held by his or her spouse for any reason, he or she agrees to be bound by and sign any legal documents substantially similar to the contractual arrangements entered into by his or her spouse, as may be amended from time to time.

QQJ INC.
Notes to the Unaudited Condensed Consolidated Financial Statements

NOTE 1 — ORGANIZATION AND NATURE OF OPERATIONS (cont.)

Risks in relation to the VIE structure

The Company believes that the contractual arrangements between WFOE and QQJ Network are in compliance with the PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and the interests of the shareholders of QQJ Network may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing QQJ Network not to pay the service fees when required to do so.

QQJ’s ability to control the QQJ Network also depends on the power of attorney WFOE has to vote on all matters requiring shareholders’ approval in QQJ Network. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the Company may be subject to fines or other actions. The Company does not believe such actions would result in the liquidation or dissolution of the Company, WFOE or QQJ Network.

QQJ, through its subsidiaries, its WFOE and through the contractual arrangements, has (1) the power to direct the activities of QQJ Network and its subsidiaries that most significantly affect the VIE and its subsidiaries’ economic performance, and (2) the obligation to absorb losses, or the right to receive benefits from QQJ Network and its subsidiaries. Accordingly, the Company through WFOE in which is the primary beneficiary of QQJ Network and its subsidiaries for accounting reporting purposes, and has consolidated the financial results of QQJ Network and its subsidiaries in accordance with accounting principles generally accepted in the United States of America.

The accompanying unaudited condensed consolidated financial statements present the historical financial position, results of operations and cash flows of QQJ Network and its subsidiaries and adjusted for the effects of the corporate restructure as disclosed per above. Accordingly, the accompanying unaudited condensed consolidated financial statements have been prepared as if the reorganization had been in existence throughout the periods presented (see Note 10) for the 100,000 ordinary shares of QQJ issued on February 16, 2022 in connection with the reorganization and anticipation of the initial public offering (“IPO”) of the Company’s equity security).

As of March 31, 2023 and September 30, 2022, the Company did not have substantial asset or liability relating to QQJ, QQJ Hong Kong and WFOE as these entities were incorporated in the second half calendar year 2021 with minimal activities.

QQJ INC.
Notes to the Unaudited Condensed Consolidated Financial Statements

NOTE 1 — ORGANIZATION AND NATURE OF OPERATIONS (cont.)

The following unaudited condensed consolidated financial information of the VIE and VIE’s subsidiaries as a whole as of March 31, 2023 and September 30, 2022 and for the six months ended March 31, 2023 and 2022 were included in the accompanying unaudited condensed consolidated financial statements of the Company. Transactions between VIE and VIE’s subsidiaries are eliminated in the financial information presented below:

	As of
	March 31, 2023 (Unaudited)	September 30, 2022
ASSETS
Current assets:
Cash and cash equivalents	$4,372,222	$4,955,428
Restricted cash and cash equivalents	3,467,654	3,958,564
Short term investments	1,354,416	2,604,052
Prepaid expenses	1,502,125	1,229,160
Due from related parties	26,069	—
Due from QQJ	342,285	321,303
Other current assets	650,535	533,676
Total current assets	11,715,306	13,602,183
Non-current assets
Property and equipment, net	342,460	344,641
Operating lease right of use assets	212,370	379,583
Deferred tax assets	391,753	201,075
Other assets	117,869	52,928
TOTAL ASSETS	$12,779,758	$14,580,410

LIABILITIES
Current liabilities
Accounts payable	$45,871	$51,706
Contract liabilities	246,090	358,405
Wage payable	221,504	330,439
Taxes payable	25,402	29,816
Due to related parties	80,700	283,814
Operating lease liabilities, current	—	364,928
Amounts temporarily held on behalf of consumers	1,126,569	1,296,442
Amounts temporarily held on behalf of customers	1,971,411	2,062,202
Amounts temporarily held on behalf of customers – related parties	123,449	241,515
Other current liabilities	1,512,254	2,566,919
Total current liabilities	5,353,250	7,586,186
Consulting service fees payable to WFOE	388,718	168,275
TOTAL LIABILITIES	$5,741,968	$7,754,461
	For the six months ended March 31,
	2023 (Unaudited)	2022 (Unaudited)
Revenues, net	$3,794,500	$6,724,029
Cost of revenues	$651,471	$1,643,655
Gross profit	$3,143,029	$5,080,374
(Loss) income from operations	$(190,571)	$1,624,504
Consulting service fee expense due to the WFOE	$(220,443)	$(62,759)
Net income	$—	$1,068,370

QQJ INC.
Notes to the Unaudited Condensed Consolidated Financial Statements

NOTE 1 — ORGANIZATION AND NATURE OF OPERATIONS (cont.)

The revenue-producing assets held by VIE and VIE’s subsidiaries comprise mainly of property and equipment. The VIE and VIE’s subsidiaries contributed an aggregate of 100% of the Company’s consolidated revenues for the six months ended March 31, 2023 and 2022. As of March 31, 2023 and September 30, 2022, there were no unrecognized revenue-producing assets held by the VIE or its subsidiaries.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These interim condensed consolidated financial statements of the Company and its subsidiaries are unaudited. In the opinion of management, all adjustments (consisting of normal recurring accruals) and disclosures necessary for a fair presentation of these interim condensed consolidated financial statements have been included. The results reported in the unaudited condensed consolidated financial statements for any interim periods are not necessarily indicative of the results that may be reported for the entire year.

The accompanying unaudited interim condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the U.S. Securities Exchange Commission (“SEC”). Certain information and note disclosures normally included in annual consolidated financial statements prepared in conformity with the U.S. GAAP have been condensed or omitted pursuant to those rules and regulations, although the Company believes that the disclosures made are adequate to make the information not misleading. Accordingly, these unaudited condensed consolidated financial statements and the accompanying notes should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto included in this registration statement as of and for the years ended September 30, 2022 and 2021.

The condensed consolidated balance sheet as of September 30, 2022 included herein has been derived from the audited consolidated financial statements as of September 30, 2022 but does not include all disclosures required by the U.S. GAAP.

Principles of Consolidation

The unaudited condensed consolidated financial statements include the financial statements of QQJ, its subsidiaries, the VIE and VIE’s subsidiaries. All significant inter-company transactions and balances between QQJ, its subsidiaries, the VIE and the VIE’s subsidiaries have been eliminated upon consolidation.

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The unaudited condensed consolidated financial statements are reported using U.S. Dollars. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. As a result, amounts related to assets and liabilities reported on the unaudited condensed consolidated statements of cash flows may not necessarily agree with changes in the corresponding balances on the unaudited condensed consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive loss included in unaudited condensed consolidated balance sheets and statements of changes in shareholders’ equity. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates with any transaction gain and or losses are included in the results of operations as incurred.

QQJ INC.
Notes to the Unaudited Condensed Consolidated Financial Statements

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

The value of RMB against U.S. Dollar may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s unaudited condensed consolidated financial condition in terms of reporting. The following table outlines the currency exchange rates that were used in the unaudited condensed consolidated financial statements:

	March 31, 2023	September 30, 2022
Period-end spot rate	US$1 = 6.8748 RMB	US$1 = 7.1161 RMB
	For the six months ended March 31,
	2023	2022
Average rate	US$1 = 6.9781 RMB	US$1 = 6.3709 RMB

Cash, Cash Equivalents and Restricted Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks, interest-bearing savings accounts and certain risk-free time deposits with a maturity of three months or less when purchased. The Company considers cash held in third-party payment service providers and all risk-free and highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company maintains most of the bank accounts in the PRC. As of March 31, 2023 and September 30, 2022, cash and cash equivalents were comprised of the following:

	March 31, 2023	September 30, 2022
Cash at bank	$3,008,879	$1,362,710
Cash at third-party payment service providers	1,363,343	3,592,718
	$4,372,222	$4,955,428

The restricted cash and cash equivalents represents proceeds the consumers paid to the Company’s customers for products purchased on the Company’s e-commerce platform. Based on different stages of the sales facilitation service, the restricted cash and cash equivalents balance associated with proceeds received from the consumers was divided into three categories, which are 1) amount temporarily held on behalf of consumers, representing amount received from the consumers related to products purchased but not yet accepted by the consumers; 2) amount temporarily held on behalf of customers, representing amount received for products already accepted by the consumers but not yet distributed to/withdrawn by the customers; and 3) contract liabilities, representing the amount of facilitation fee included in the amount received on the products but not yet accepted by the consumers. The Company will earn the amount associated with contract liability upon the consumer’s acceptance of the products, and the amount earned will be transferred to the Company’s cash account. The restricted cash and cash equivalents was held by the Company in the form of short-term investments in wealth management products. The Company does not have legal ownership to the amount temporarily held on behalf of consumers and customers.

Inventories, net

Inventories, consisted mainly of bottled water purchased from the Company’s suppliers, are stated at the lower of cost or net realizable value. Cost is determined on the moving weighted average basis. The Company periodically assesses the recoverability of all inventories to determine whether adjustments are required to record inventories at the lower of cost or net realizable value. Inventories that the Company determines to be obsolete or in excess of forecasted usage are reduced to its estimated realizable value based on assumptions about future demand and market conditions. A write down of potentially obsolete or slow-moving inventory is recorded based on management’s analysis of inventory levels. Inventory write-down of $nil and $10,610 was recognized for the six months ended March 31, 2023 and 2022, respectively.

QQJ INC.
Notes to the Unaudited Condensed Consolidated Financial Statements

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Amount temporarily held on behalf of consumers and customers

Amount temporarily held on behalf of consumers and customers represents the proceeds the consumers paid to the Company’s customers for products purchased on the Company’s e-commerce platform. The proceeds were temporarily held by the Company on behalf of the consumers before the consumers accepted the products purchased on the platform. Before the consumer accepts the product, the consumer may request for a refund, and the Company is obligated to remit the amount back to the consumer. The proceeds become temporarily held by the Company on behalf of customers after the consumers accept the products, and the amount is payable to the customers. The amount received and held by the Company on behalf of the consumers and customers is included in restricted cash and cash equivalents on the unaudited condensed consolidated balance sheets.

Revenue Recognition

The Company has adopted the new revenue standard, ASC 606, Revenue from Contracts with Customers (Topic 606) for all periods presented. Under ASC 606, the Company recognizes revenue when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for the goods or services. To determine revenue recognition for arrangements within the scope of ASC 606, the Company performs the following five steps: (1) identify the contracts with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when or as the entity satisfies a performance obligation. The Company applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. Revenue is recognized net of value-added tax.

The Company’s revenue is primarily generated from its e-commerce facilitation services. The Company operates an e-commerce platform for business enterprises to help them facilitate sales of products to consumers. The Company performs the facilitation by utilizing its e-commerce platform, allowing business enterprises to market their products on the platform, and arranging, based on analyzing consumers’ preferences or key word search input by the consumers, make recommendation of certain products to the consumers. As part of the facilitation process, the Company also serves as an intermediary in collecting and distributing product proceeds between the business enterprise and consumers to maintain confidence for both the consumer in terms of money paid for the purchase, and business enterprise in terms of collectability of products sold. The Company charges these business enterprises, who, in the e-commerce facilitation arrangement, are the Company’s customers, certain platform service fee for the Company’s facilitation service.

The platform service fees are charged to each product sold on the platform and equal to the sales price of each product, plus the transaction fee incurred for the remittance of sales proceeds entitled to the customer, and minus the cost of the product, and shipping and handling fee, as applicable.

Revenue is recognized at the point in time when the performance obligation has been satisfied and control of the goods or services have been transferred to the customers. For e-commerce facilitation service, revenue is recognized when the customers are able to obtain substantially all of the benefits from the promised service of sale facilitation which generally ends when the ownership of the product is transferred from the customers to the consumers with no substantial further obligation, which is usually when the right of unconditional return expires.

Revenue is measured by the transaction price, which is defined as the amount of consideration the Company expects to receive in exchange for providing services to its customers. The Company does not offer or agree on terms that result in variable consideration during the periods presented. Additionally, effective from October 2022, the Company offered promotional payments, customer coupons, rebates or other cash redemptions offers to its customers, which are accounted for as reduction against revenues when revenue is recognized. For the six months ended March 31, 2023, the Company recognized promotional payments and customer coupons of $188,306 which recorded as a reduction against revenue.

The Company does not have any contract asset. Contract liabilities are recorded when consideration is received from the consumers prior to the consumers accept the products purchased from the platform, which is when the Company transfers the control of the e-commerce facilitation services to the customers. The corresponding cash received was included in restricted cash and cash equivalents before the consumers accepted the products. The Company

QQJ INC.
Notes to the Unaudited Condensed Consolidated Financial Statements

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

had contract liabilities of $246,090 and $358,405 as of March 31, 2023 and September 30, 2022, respectively. Contract liabilities of approximately $0.4 million as of September 30, 2022 were recognized as revenues for the six months ended March 31, 2023. Contract liabilities of approximately $0.9 million as of September 30, 2021 were recognized as revenues for the six months ended March 31, 2022.

The Company expects to recognize the contract liabilities as of March 31, 2023 in the twelve months ending March 31, 2024 as revenues.

The Company’s net revenue segregated by revenue streams is as follows:

	For the six months ended March 31,
	2023	2022
E-commerce facilitation	$3,791,907	$6,589,993
Others(1)	2,593	134,036
Total	$3,794,500	$6,724,029

____________

(1)      Other revenue arises from direct sale of products where the Company acts as a retailer and provision of technology service.

Reclassification

Certain items in the consolidated statements of cash flows of comparative period have been reclassified to conform to the financial statements for the current period. The reclassification has no impact on the net cash provided by (used in) investing activities.

Recently issued accounting pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued and assesses the impacts on the Company’s consolidated financial position and/or results of operations.

The Company does not believe recently issued but not yet effective accounting standards would have a material effect on its consolidated financial position, statements of operations and cash flows.

NOTE 3 — SHORT TERM INVESTMENTS

As of March 31, 2023 and September 30, 2022, the short-term investments represented wealth management products with maturities of less than one year, which were classified as available for sale investments and measured at fair value. The Company values its wealth management products using alternative pricing sources and models utilizing market observable inputs, and accordingly the Company classifies the valuation techniques that use these inputs as Level 2. The wealth management products usually have short original maturities of less than 1 year, the carrying value approximates to fair value. As of March 31, 2023 and September 30, 2022, the Company had short-term investments of $1,354,416 and $2,604,052, respectively.

The Company purchased these wealth management products from commercial banks. The returns on principal of these wealth management products are not guaranteed. The underlying assets of these wealth management products were primarily treasury bonds. As of March 31, 2023 and September 30, 2022, the balance of short-term investments did not bear specified maturity dates, which could be redeemable on demand.

Unrealized gains and losses from available-for-sale investments are included in accumulated other comprehensive income or loss within the equity section of the balance sheets. Realized gains or losses are included in the statements of operations when the available-for-sale investments are sold or redeemed. The Company recognized unrealized gains from the available-for-sale investments of $48,388 and $91,794 for the six months ended March 31, 2023 and 2022, respectively, which were included in accumulated other comprehensive income or loss. The Company recognized realized gains from the sales of available-for-sale investments of $84,803 and $73,915 for the six months ended March 31, 2023 and 2022, respectively, which were included in the consolidated statements of operations. No event had occurred and indicated that other-than temporary impairment existed and therefore the Company did not record any impairment charges for its short-term investments for the six months ended March 31, 2023 and 2022.

QQJ INC.
Notes to the Unaudited Condensed Consolidated Financial Statements

NOTE 4 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of
	March 31, 2023	September 30, 2022
Vehicles	$356,915	$344,812
Office equipment	15,585	15,056
Electronic devices	89,415	54,375
Total	461,915	414,243
Less: accumulated depreciation	(119,455)	(69,602)
Property and equipment, net	$342,460	$344,641

Depreciation expenses for the six months ended March 31, 2023 and 2022 amounted to $46,708 and $41,283, respectively, were included in operating expenses.

During the six months ended March 31, 2023 and 2022, respectively, the Company did not incur any impairment charges for its property and equipment.

NOTE 5 — OPERATING LEASE

In October 2021, the Company entered into an office spaces lease agreement with an unrelated third party under non-cancelable operating leases, with terms of 25 months. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the leases do not provide a readily determinable implicit rate. Therefore, the Company discounts lease payments based on an estimate of the incremental borrowing rate.

For operating leases that include rent holidays and rent escalation clauses, the Company recognizes lease expense on a straight-line basis over the lease term from the date it takes possession of the leased property. The Company records the straight-line lease expense and any contingent rent, if applicable, in general and administrative expenses on the unaudited condensed consolidated statements of operations and comprehensive income. The corporate office lease also requires the Company to pay property management expenses which are included in the general and administrative expenses on the unaudited condensed consolidated statements of operations and comprehensive income.

The lease agreements do not contain any material residual value guarantees or material restrictive covenants.

For short-term leases, the Company records operating lease expense in its unaudited condensed consolidated statements of operations and comprehensive income on a straight-line basis over the lease term and records variable lease payments as incurred.

The table below presents the operating lease related assets and liabilities recorded on the unaudited condensed consolidated balance sheets.

	As of
	March 31, 2023	September 30, 2022
Right of use assets	$212,370	$379,583

Operating lease liabilities, current	$—	$364,928
Operating lease liabilities, noncurrent	—	—
Total operating lease liabilities	$—	$364,928

QQJ INC.
Notes to the Unaudited Condensed Consolidated Financial Statements

NOTE 5 — OPERATING LEASE (cont.)

Other information about the Company’s leases is as follows:

	As of
	March 31, 2023	September 30, 2022
Operating cash flows used in operating leases	$372,145	$379,478
Weighted average remaining lease term (years)	0.59	1.08
Weighted average discount rate	4.75%	$4.75%

Operating lease expenses were $206,695 and $196,429 for the six months ended March 31, 2023 and 2022, respectively.

NOTE 6 — OTHER CURRENT LIABILITIES

	As of
	March 31, 2023	September 30, 2022
Payables of sales channel awards(1)	$676,288	$1,717,756
Payables to consumers	720,243	707,933
Others	115,723	141,230
Total	$1,512,254	$2,566,919

____________

(1)      Payables of sales channel awards represent expenses payable to sales agents who promote products sold on the platform. The cost of sales channel awards is directly related to specific product sales and the expense is included in the cost of revenue in the unaudited condensed consolidated statements of operations and comprehensive income.

NOTE 7 — INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

QQJ Technology Limited is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% on its taxable income generated from operations in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

PRC

On March 16, 2007, the National People’s Congress of the PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008. The Company’s operating subsidiaries are all incorporated in the PRC and are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the Corporate Income Tax Law of PRC, current corporate income tax rate of 25% is applicable to all PRC companies, including both domestic and foreign-invested companies.

Yaozhibo, Jiuzhibo, Hedi and Qianyi qualify as small and low profit enterprises and are subject to a preferential income tax rate. The applicable tax rate is 5% for the first RMB 3 million of assessable profits and 25% for assessable profits above RMB 3 million.

QQJ INC.
Notes to the Unaudited Condensed Consolidated Financial Statements

NOTE 7 — INCOME TAXES (cont.)

The current and deferred portions of income tax benefits (expenses) included in the consolidated statements of operations and comprehensive income were as follows:

	For the six months ended March 31,
	2023	2022
Current tax expenses	$(16)	$(641,327)
Deferred tax benefits	180,902	—
Income tax benefits (expenses)	$180,886	$(641,327)

The table below presents the deferred tax assets and liabilities on the consolidated balance sheets.

	March 31, 2023	September 30, 2022
Net operating losses	$391,753	$201,075
Less: valuation allowance	—	—
Deferred tax assets, net	$391,753	$201,075

Uncertain tax position

Aggregate undistributed earnings of the Company’s subsidiary, VIE and VIE’s subsidiaries located in the PRC that are available for distribution as of March 31, 2023 and September 30, 2022 are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to any entity within the Company that is outside of the PRC.

The Company does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. It intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. As of March 31, 2023 and September 30, 2022, the Company has not declared any dividends.

As of March 31, 2023 and September 30, 2022, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the consolidated financial statements. As of March 31, 2023, income tax returns for the tax years ended December 31, 2018 through 2022 remain open for statutory examination by PRC tax authorities.

The uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. Based on the outcome of any future examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns, might materially change from those recorded as liabilities for uncertain tax positions in the Company’s consolidated financial statements as of March 31, 2023 and September 30, 2022. In addition, the outcome of these examinations may impact the valuation of certain deferred tax assets (such as net operating losses) in future periods. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits, if any, as a component of income tax expense. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100,000 (approximately $14,500) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

QQJ INC.
Notes to the Unaudited Condensed Consolidated Financial Statements

NOTE 7 — INCOME TAXES (cont.)

Accounting for Uncertainty in Income Taxes

The tax authority of the PRC Government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises have completed their relevant tax filings. Therefore, the Company’s PRC entities’ tax filings results are subject to change. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities.

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The Company’s management has evaluated the Company’s tax positions and concluded that provision for uncertainty in income taxes was not necessary as of March 31, 2023 and September 30, 2022.

NOTE 8 — CONCENTRATIONS

Customer concentration risk

For the six months ended March 31, 2023, three customers accounted for 19%, 18% and 15% of the Company’s total revenues, respectively. For the six months ended March 31, 2022, two customers accounted for 15% and 10% of the Company’s total revenues, respectively.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk are cash and cash equivalents, and accounts receivable arising from its normal business activities. The Company places its cash and cash equivalents in what it believes to be credit-worthy financial institutions.

The Company’s operations are carried out in the PRC. Accordingly, our business, financial condition, and results of operations may be influenced by the political, economic, and legal environment in the PRC, and by the general state of the economy of the PRC. Our operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. Financial instruments which potentially subject us to concentrations of credit risk consist principally of cash and cash equivalent. All of our cash is maintained with state-owned banks, commercial banks or third-party service provider certified by the People’s bank of China, such as Alipay, within the PRC. Per PRC regulations, the maximum insured bank deposit amount is RMB500,000 (approximately $72,700) for each financial institution. The Company’s total unprotected cash held in bank amounted to approximately $970,525 and $939,830 as of March 31, 2023 and September 30, 2022, respectively. The Company has not experienced any losses in such accounts and believes the Company is not exposed to any risks on our cash held in bank accounts.

NOTE 9 — RELATED PARTY

a.      Relationship with related parties

The table below sets forth the major related parties and their relationships with the Company, with which the Company entered into transactions during the six months ended March 31, 2023 and 2022, or recorded balances as of March 31, 2023 and September 30, 2022:

Name of the related party	Nature of relationship
Chuanyong Zhang	The shareholder and Chief Executive Officer of the Company
Hemeihui E-Commerce Co., Ltd. (“Hemeihui”)

80% equity interest controlled by Tingting Jiang, a family member of Hao Jiang, and 20% equity interest controlled by Yangyang Cui.

Tingting Jiang is within the same control group with Chuanyong Zhang and Hao Jiang.

QQJ INC.
Notes to the Unaudited Condensed Consolidated Financial Statements

NOTE 9 — RELATED PARTY (cont.)

Name of the related party	Nature of relationship
Heyao (Shanghai) Network Technology Ltd. (“Heyao Shanghai Network”)	90% equity interest controlled by Changzhen He, a family member of Hao Jiang, and 10% equity interest controlled by Zhengyun Xie
Yongling (Shanghai) Technology Ltd. (“Yongling Shanghai”)	100% equity interest controlled by Hemeihui
Shanghai Dongtang Xishi Brand Management Ltd. (“Shanghai Dongtang Xishi”)	80% equity interest controlled by Tingting Jiang and 20% equity interest controlled by Yangyang Cui
Renmi (Zhejiang) Network Technology Ltd. (“Renmi Zhejiang”)	60% equity interest controlled by Hao Jiang and 40% equity interest controlled by Chuanyong Zhang
Tairan Baohe Insurance Brokerage Co., Ltd. (“Tairan Baohe”)	60% equity interest controlled by Xiaomei Zhang

b.      Balances with related parties

Amount due from related parties:

	As of
	March 31, 2023	September 30, 2022
Hemeihui (i)	$26,069	$—

b.      Balances with related parties

Amount due to related parties:

	As of
	March 31, 2023	September 30, 2022
Amounts temporarily held on behalf of customers – related parties
Renmi Zhejiang	$813	139,029
Dongtang Xishi	69,636	67,275
Yongling Shanghai	53,000	35,211
	$123,449	241,515
Due to related parties
Hemeihui (ii)	$—	$205,851
Chuanyong Zhang	80,700	77,963
	$80,700	$283,814

____________

(i)      As of March 31, 2023, the balance due from Hehuimei represented operating expenses paid on behalf of Hemeihui. The balance was interest free and repayable on demand. As of the date of this report, the Company has collected the outstanding balance in full.

(ii)     As of September 30, 2022, the balance due to Hemeihui was approximately $206,000, representing advances from Hemeihui, for which the Company delivered bottled water to Hemeihui’s customers. Effective September 30, 2022, the Company determined not to involve itself in the transactions between Hemeihui and its customers. As of the date of this report, the Company has fully refunded the outstanding balance to Hemeihui.

c.      Transaction with related parties

For the six months ended March 31, 2023 and 2022, the Company made advances to related parties in the amount of $nil and $792,340, respectively, and the Company collected $nil and $125,571 from related parties, respectively.

For the six months ended March 31, 2022, the Company received proceeds of $8,066,654 from Hemeihui for processing cash payments to its customers, consumers and sales agents.

QQJ INC.
Notes to the Unaudited Condensed Consolidated Financial Statements

NOTE 9 — RELATED PARTY (cont.)

For the six months ended March 31, 2023 and 2022, the Company did not borrow loans from related parties. For the six months ended March 31, 2023 and 2022, the Company repaid $nil and $1,809,891 to these related parties, respectively.

During the year ended September 30, 2021, the Company entered a short-term lease contract with Heyao (Shanghai) Network, and the Company subsequently terminated the lease agreement with Heyao (Shanghai) Network in November 2021. For the six months ended March 31, 2023 and 2022, the Company incurred rental expenses and property management fees of $nil and $87,820, respectively. The expenses were recorded in operating expenses in the statements of operations and comprehensive income.

In July 2022, the Company entered a one-year lease contract with Tairan Baohe, to lease an office to Tairan Baohe. For the six months ended March 31, 2023 and 2022, the Company recognized rental income of $59,985 and $nil, respectively.

During the six months ended March 31, 2023 and 2022, the Company generated e-commerce facilitation service revenue from Yongling Shanghai in the amount of $5,756 and $6,913, respectively.

NOTE 10 — SHAREHOLDERS’ EQUITY

The shareholders’ equity structures as of March 31, 2023 and September 30, 2022 were presented after giving retroactive effect to the reorganization of the Company that was completed on December 7, 2021. Immediately before and after the reorganization, the shareholders of QQJ Network controlled QQJ or the Company. Therefore, for accounting reporting purposes, the reorganization is accounted for as a transaction of entities under common control. In the year ended September 30, 2021, the Company received capital contributions from Chuanyong Zhang, Hao Jiang, Xiaomei Zhang and Zhengyun Xie in the amount of RMB19.9 million (approximately $3 million), RMB27.9 million (approximately $4 million), RMB0.1 million (approximately $15,000) and RMB2 million (approximately $308,000), respectively. In the year ended September 30, 2020, the Company received capital contributions from Hao Jiang, Yangyang Cui and Zhengyun Xie in the amounts of RMB100,000 (approximately $14,000), RMB900,000 (approximately $129,000) and RMB140,000 (approximately $20,000), respectively. Capital contributions made by Yangyang Cui, Xiaomei Zhang and Zhengyun Xie were considered as a transaction under common control, also see Note 1 and Note 9.

Ordinary shares

On July 29, 2021, QQJ was incorporated in the Cayman Islands. QQJ’s authorized share capital consists of $12,000 divided into 1,200,000,000 Ordinary Shares with a par value of $0.00001 per share with 1 share was issued and outstanding. Following the reorganization, the Company issued another 99,999 Ordinary Shares. The shares and per share data are presented on a retroactive basis as if the reorganization and share issuance had been in existence from the earliest period presented.

Statutory reserve

The statutory reserves in the consolidated balance sheets mainly include the Company’s statutory reserve. In accordance with the relevant laws and regulations of the PRC, the Company is required to set aside at least 10% of its respective after-tax net profits each year determined in accordance with PRC GAAP and if any, to fund the statutory reserve until the balance of the reserve reaches 50% of its respective registered capital. The statutory reserve is not distributable in the form of cash dividends and can be used to make up cumulative prior year losses. For the six months ended March 31, 2023 and 2022, the Company did not appropriate statutory reserve. The statutory reserve amounted to $186,239 and $186,239 as of March 31, 2023 and September 30, 2022, respectively.

NOTE 11 — SUBSEQUENT EVENTS

In accordance with ASC 855-10, the Company has evaluated subsequent events and transactions that occurred after the balance sheet date, March 31, 2023 through the filing date of these unaudited condensed consolidated financial statements included in the SEC Form F-1/A. Based on this evaluation, the Company did not identify any subsequent events that would require adjustments or disclosure in these unaudited condensed consolidated financial statements.

QQJ INC.
Notes to the Unaudited Condensed Consolidated Financial Statements

NOTE 12 — RESTRICTED NET ASSETS OR PARENT COMPANY’S CONDENSED FINANCIAL STATEMENTS

As a result of the PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital, additional paid-in capital, and the statutory reserves of the VIE’s subsidiaries.

	As of
	March 31, 2023	September 30, 2022
PRC entities
Additional paid-in capital	$7,826,636	$7,826,636
Statutory reserves	186,239	186,239
Total restricted net assets	$8,102,875	$8,102,875

The subsidiaries did not pay any dividend to the parent company for the periods presented. For the purpose of presenting parent only financial information, the parent company records its investment in its subsidiary under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the parent company as “Investment in subsidiaries” and the income or loss of the subsidiaries is presented as “Equity in (loss) gain of subsidiaries”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

The parent company did not have significant capital and other commitments, long-term obligations, or guarantees as of March 31, 2023 and September 30, 2022.

The following is the condensed financial information of the Company on a parent company only basis.

Condensed balance sheets

	As of
	March 31, 2023	September 30, 2022
ASSETS
Investment in subsidiaries, VIE and VIE’s subsidiaries	$7,426,508	$6,994,224
Deferred offering cost	342,285	321,303
TOTAL ASSETS	$7,768,793	$7,315,527

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Wage payable	134,335	91,358
Due to VIE and its subsidiaries	342,285	321,303
TOTAL LIABILITIES	476,620	412,661

SHAREHOLDERS’ EQUITY:
Ordinary shares, $0.00001 par value, 1,200,000,000 shares authorized, 100,000 shares issued and outstanding as of March 31, 2023 and September 30, 2022, respectively	1	1
Additional paid-in capital	7,826,636	7,826,636
Accumulated deficit	(223,810)	(401,276)
Accumulated other comprehensive loss	(310,654)	(522,495)
TOTAL SHAREHOLDERS’ EQUITY	7,292,173	6,902,866
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$7,768,793	$7,315,527

QQJ INC.
Notes to the Unaudited Condensed Consolidated Financial Statements

NOTE 12 — RESTRICTED NET ASSETS OR PARENT COMPANY’S CONDENSED FINANCIAL STATEMENTS (cont.)

Condensed statements of comprehensive (loss) income

	For the Six Months Ended March 31,
	2023	2022
Operating expenses:
General and administrative expenses	$(42,977)	$(47,132)
Total operating expenses	(42,977)	(47,132)
Equity in income of subsidiaries, VIE and VIE’s subsidiaries	220,443	1,131,129
Net income	$177,466	$1,083,997

Condensed statements of cash flow

For the Six Months Ended March 31,
	2023	2022
Net Cash Provided by Operating Activities	$—	$—
Net Cash Provided by Investing Activities	—	—
Net Cash Provided by Financing Activities	—	—
Effect of exchange rate changes on cash and cash equivalents	—	—
Net increase in cash and cash equivalents	—	—
Cash and cash equivalents at beginning of period	—	—
Cash and cash equivalents at end of period	$—	$—

QQJ Inc.

[            ] Ordinary Shares

______________________

PROSPECTUS

______________________

[            ], 2024

Until and including [            ], 2024 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

No dealers, salesperson or any other person is authorized to give any information or make any representations in connection with this offering other than those contained an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

NETWORK 1 FINANCIAL SECURITIES, INC.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated articles of association, which will become effective upon completion of this offering, provide to the extent permitted by law, we shall indemnify each existing or former director (including alternate director), secretary and other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)     all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director’s (including alternate director’s), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)    without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the director (including alternate director), secretary or that officer for those legal costs.

The Underwriting Agreement, the form of which has been filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.    RECENT SALES OF UNREGISTERED SECURITIES.

On February 16, 2022, the Company issued an aggregate of 99,999 Ordinary Shares to QQJ BVI as inducements for them to enter into the VIE Agreements pursuant to which the Company shall obtain control rights and the rights to the assets, property and revenue of the Company. The issuance was conducted in private transactions under Cayman Islands laws.

ITEM 8.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)     Exhibits

See Exhibit Index beginning on page II-3 of this registration statement.

(b)    Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9.    UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)    For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1*	Articles of Association
3.2*	Memorandum of Association
3.3*	Amended and Restated Memorandum and Articles of Association
4.1*	Form of Representative’s Warrant
4.2*	Specimen Certificate for Ordinary Shares
5.1*	Opinion of Ogier regarding the validity of the Ordinary Shares being registered
5.2*	Opinion of VCL Law LLP regarding the enforceability of Representative’s Warrants
8.1*	Opinion of Jincheng Tongda & Neal Law Firm regarding certain PRC tax matters
8.2*	Opinion of Ogier regarding certain Cayman islands tax matters (included in Exhibit 5.1)
10.1*	Form of Employment Agreement
10.2*	Exclusive Technical Consultation and Service Agreement dated December 7, 2021 , between WFOE and the Company
10.3*	Equity Interests Pledge Agreement dated December 7, 2021, between WFOE and [ ] [ ] [ ]
10.4*	Exclusive Equity Interests Purchase Agreement dated December 7,2021, amongst WFOE, [ ] [ ] [ ], and the Company
10.5*	Form of Power of Attorney dated December 7, 2021, between WFOE and [ ]
14.1*	Code of Business Conduct and Ethics of the Registrant
21.1*	Significant Subsidiaries of the Registrant
23.1*	Consent of RBSM LLP, Independent Registered Public Accounting Firm
23.2*	Consent of Ogier (included in Exhibit 5.1)
23.3*	Consent of Jincheng Tongda & Neal Law Firm (included in Exhibit 8.1)
99.1*	Opinion of Jincheng Tongda & Neal Law Firm, People’s Republic of China counsel to the Registrant, regarding certain PRC law matters and the validity of the VIE agreements (included in Exhibit 8.1)
99.2**	Registrant’s Representation Pursuant to Requirements of Form 20-F, Item 8.A.4
107*	Filing Fee Table

____________

*        To be filed by amendment

**      Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing of the Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hangzhou, People’s Republic of China, [            ].

QQJ Inc.
By:	/s/
Chuanyong Zhang
Chief Executive Officer
(Principal Executive Officer)
/s/
Guofu Zhang
Chief Financial Officer
(Principal Accounting and Financial Officer)

POWER OF ATTORNEY

We, the undersigned officers and directors of QQJ Inc., hereby severally constitute and appoint Chuanyong Zhang and Guofu Zhang, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form F-1 has been signed by the following persons in the capacities held on the dates indicated.

Signature	Capacity	Date
/s/	Chief Executive Officer and Director	[ ]
/s/	Chairman of the Board and Chief Operating Officer	[ ]
/s/	Chief Financial Officer	[ ]
/s/	Chief Technology Officer	[ ]

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in [            ] on [            ], 2024.

Authorized U.S. Representative	By:	/s/
Name: Henry He
Title: [ ]